3467


05006020

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Redflex Holdings Limited

*CURRENT ADDRESS 31 Market St.
South Melbourne, Victoria 3205
Australia

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34862 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: MM

DAT : 2/24/05

Form 605

Corporations Law
Section 671B

Notice of ceasing to be a substantial holder


RECEIVED
2005 FEB 17 A 10:15
RDF

To: Company Name/Scheme	The Secretary Redflex Holdings Limited 31 Market Street South Melbourne Vic 3205 Fax: 9699 3566
ACN/ARSN	ACN 069 306 216

1. Details of substantial holder

Name
ACN (if applicable)

National Australia Bank Limited Group (ACN 004 044 937) being comprised of the bodies corporate listed in Annexure A and which includes:
MLC Investments Limited (ACN 002 641 661)

The holder ceased to be a substantial holder on 10/02/2005

The previous notice was given to the company on 02/02/2005
The previous notice was dated (d/m/y) 02/02/2005

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate, in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of shares affected	Persons votes affected
02/02/2005 to 10/02/2005	MLC Investments Limited	Share purchase	$3.86	Ordinary 10,565	10,565
02/02/2005 to 10/02/2005		Share sale	$4.10	Ordinary 107,254	107,254

3. Changes in association

The following persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
No change	

4. Addresses

The addresses of persons named in this form are as follows:

	Address
MLC Investments Limited	Level 4 105-153 Miller Street NORTH SYDNEY NSW 2060
National Australia Bank Limited	Level 24 500 Bourke Street MELBOURNE VIC 3000

Signature

name Susan Elizabeth Crook

Capacity
Associate Company Secretary
for and on behalf of National Australia Bank Limited

signature

date / /

ANNEXURE A

This is Annexure A of three pages referred to
in the Form 605 Notice of ceasing to be a substantial holder signed by me and dated
/ /

Susan Elizabeth Crook
Associate Company Secretary

National Australia Bank Limited Group

National Equities Limited

National Australia Group (NZ) Limited

BNZ International Australia Limited
BNZ Securities Australia Limited
Partown Pty Limited

Bank of New Zealand Limited
BNZ Corporation Limited
Interchange and Settlement Limited (12.6%)
Quill Financing Limited (76%)
Peterel Financing Limited (99%)
BNZ Capital Guaranteed Growth Fund Limited
Loyalty New Zealand Limited (25%)
Mondex New Zealand Limited (20%)
Visa New Zealand Limited (23%)
BNZ Funding Limited
BNZ International (Hong Kong) Limited

BNZ Investments Limited
BNZ Equipment Limited
BNZ International Limited
Amber Liquid Investments Limited
BNZI Securities (No 1) Limited
BNZI Securities (No 2) Limited
BNZ Property Investments Limited
BNZ Branch Properties Limited
BNZ Properties (Auckland) Limited
BNZ Properties Limited
Flamingo Holdings Incorporated
Maroro Leasing Limited
New Zealand Card Services Limited
Screen Holdings No. 2 Limited
Screen Holdings No. 3 Limited
Screen Holdings No. 4 Limited
Screen Holdings No. 5 Limited
Screen Holdings No. 6 Limited

Custom Fleet (NZ) Limited
BNZ Fleet Limited
Custom Service Leasing (New Zealand) Limited
Custom Fleet Leasing (NZ) Ltd
Fleetlease (New Zealand) Limited
National Australia Limited (In liquidation)
Electronic Transaction Services Ltd (25%)

National Americas Investment, Inc.
MSRA Holdings, Inc.
National Americas Capital Investment LLC
SR Funding Corporation
National Australia Capital Markets, LLC
National Australia Bank Capital LLC
National Australia Funding (Delaware) Inc
National Australia Capital Markets LLC

National Wealth Management Holdings Limited

ACN 094 484 625 Ltd
National Australia Management Services Ltd. (In Liquidation)
National Wealth Management Services Ltd
MLC Asia Ltd

[illegible] Financial Management Limited

National Corporate Investment Services Limited
MLC Funds Management Limited
GWM Adviser Services Limited
Godfrey Pembroke Limited
National Asset Management Limited
NAM NT Rail Pty Limited
National Australia Financial Planning Pty Limited (In Liquidation)
National Australia Superannuation Pty. Ltd.
NAFM Investments Pty. Ltd. (In Liquidation)
JANA Investment Advisers Pty Limited
Superannuation for Australian Corporate Employees Pty Ltd (In Liquidation)
Wealth Management & Community Fund Pty Ltd (Not yet established)

MLC Holdings Limited
Your Prosperity Limited
MLC Investments Limited
MLC Computer Pty Limited (in Liquidation)
Apogee Financial Planning Limited
Australian Eagle Life Ltd (In Liquidation)

MLC Limited
ThreeSixty Limited
Godfrey Pembroke Financial Services Limited (in Liquidation)
Heritage Management Limited (In Liquidation)
Plum Financial Services Limited
PLUMFS Limited (In Liquidation)
PFS Nominees Pty Ltd
FlexiPlan Australia Limited (In Liquidation)
Medfin Australia Pty Limited
MLC Properties Pty Limited
MLC Nominees Pty Ltd
Messenia Pty Limited (In Liquidation)
Fortuitous Assets Ltd
Sophisticated Assets Ltd
Eight Star Group Ltd
Stable Markets Holdings Ltd
HKMLC Insurance Holdings Ltd (55%)
MLC (Hong Kong) Ltd
MLC Trustees (Hong Kong) Ltd
Hong Kong Wealth Management Ltd
SMMR (Thailand) Co. Ltd (49%)
Tun Charoen Ltd (51%)
PT MLC Life Indonesia (50%)

MLC Lifetime Company Limited
CFG Nominees Pty Ltd (In liquidation)
Capita Properties Pty Ltd
Tropical Breeze, Inc (In liquidation)
Cameron Close Pty Ltd (In Liquidation)

National Wealth Management International Holdings Limited
National Wealth Management Europe Holdings Limited
National Europe Holdings (Wealth Management) Limited
National Wealth Management Europe Services Limited
National Australia Insurance Services Limited
MLC Savings Limited
MLC Management Ltd
Clydesdale Bank Insurance Brokers Limited
Northern Bank Insurance Services Ltd.
Yorkshire Bank Financial Services Limited
Wealth Management Mauritius Holdings Limited
PT Telur Emas Perkasa
PT Indonesia Emas Perkasa
PT Telur Emas Indonesia
National Wealth Management New Zealand Holdings Limited
BNZ Investment Management Limited

National Australia Group Europe Limited
PMJI Inc
National Americas Holdings Ltd

National Australia Group Europe Investments Ltd
National Australia Group Europe PHC Limited
National Australia Group Europe Finance B.V.
National Australia UK Pension Trustee Ltd
Amber Liquid (UK) Investments Limited
National Australia Group SSP Trustee Ltd
National Australia Finance (Commercial Leasing) Limited
National Australia Finance (Equipment Leasing) Limited
National Australia Finance (Leasing) Limited
The Deep in Hull Limited
NAGEO B.V.
Angara Company Limited
Ariodante Limited
PFA Limited

National Europe Holdings Limited
National Australia Group Europe Services Ltd

National Europe Holdings (Ireland) Limited
Northern Bank Limited
Northern Asset Finance Ltd.
Northern Bank Industrial Leasing Ltd.
Northern Bank Nominees Ltd.
Northern Bank Pension Trust Ltd.
Causeway Credit Ltd.
Northern Bank Commercial Leasing Ltd.
Northern Bank Equipment Leasing Ltd
Northern Bank Development Corporation Ltd.
Nordev Properties Ltd.
Project Development (Balmoral) Ltd.
Northern Bank (I.O.M.) Ltd
Northern Bank Trust Company (I.O.M.) Ltd.
NAM Nominees Limited
Northern Bank Executor & Trustee Co. Ltd.
Northern Bank Factors Ltd.
Northern Bank Financial Services Ltd.
Mora Property Development Co Limited (20% NBL)
Kensington Hotel (Belfast) Limited (20% NBL)

National Irish Bank Limited
Forward Trust (Ireland) Ltd.
National Australia Group SSP (ROI) Trustee Ltd
National Irish Bank Financial Services Ltd.
National Irish Bank Nominees Ltd.
National Irish Bank Pensions Ltd.
National Irish Investment Bank Ltd.
Norfin Investments Ltd.
National Europe Holdings (GB) Limited
National Australia Bank (GB) Limited

National Europe Holdings (GB) Ltd

Clydesdale Bank PLC
CB House Purchase Limited
National Australia Group CIF Trustee Ltd
CB Nominees Limited
CB Shelfco No. 1 Limited (In liquidation)
CB Trustee Nominees Limited
Clydesdale Bank Custodian Nominees Limited
Clydesdale Bank Asset Finance Limited
Clydesdale Bank Pension Trustee Limited
Clydesdale European Finance Limited
CGF No. 3 Limited
CGF No. 6 Limited
CGF No. 9 Limited
CGF No. 12 Limited
Clydesdale Bank (Head Office) Nominees Ltd
Clydesdale Bank (London) Nominees Limited
Clydesdale Bank (Piccadilly) Nominees Limited
North of Scotland Bank (London) Limited
Warren Collections Limited
Clydesdale Trustee & Custodial Services (Ireland) Ltd (In liquidation)
Clydesdale Corporate Investment Services (Ireland) Ltd (In liquidation)
Clydesdale Ireland Securities Nominees Limited (In liquidation)
Yorkshire Bank PLC
Yorkshire Bank Retail Services Ltd.
Fairhalsen Collections Ltd.
Storecard Ltd.
Eden Vehicle Rentals Ltd.
Yorkshire International Finance B.V.
Northern and General Finance Ltd.
Yorkshire Bank Equipment Leasing Ltd.
Yorkshire Bank Commercial Leasing Ltd
Allerton House Properties Limited
YB Lease Ltd.
Yorlease Ltd
Yorkshire Bank Home Loans Ltd.
Yorkshire Bank Investments Ltd.
Yorkshire BJHK Limited
Yorkshire Bank Financial Services Ltd
Yorbank Nominees Ltd.
Yorkshire Bank Nominees Ltd.
Brunswick Collection Services Ltd I
YB Trust Company Ltd.
North British Finance Group Ltd.
MSRA UK Limited
North British Motor Finance Ltd
North British Finance Ltd
EVR Limited
Custom Fleet Limited

National Australia Group Services Limited

Custom Lease Pty. Limited (In liquidation)
Custom Service Leasing Limited
Hegira Limited
Laura Pty. Limited (In liquidation)
Lavallette Pty. Limited (In liquidation)
NSW Housing No. 1 Pty. Limited
Omnibus Leasing (1978) Limited (In liquidation)
Rail Leasing Limited (In Liquidation)
River Boyne Pty. Limited
River Embley Pty. Limited
Zermatt Limited (In liquidation)
Fleet Systems Pty. Limited
Custom Fleet (Australia) Limited

NBA Properties Limited

CBC Holdings Limited
CBC Properties Limited
NBA Properties (Qld.) Limited
NBA Properties (Vic.) Limited

IMD Management Ltd (In Liquidation)

Other companies
ARDB Limited
Australian Banks' Export Re-finance Corporation Limited
BOACT Pty Ltd
Commercial Nominees Pty. Limited
Erstfeld Pty Limited (In Liquidation)
HICAPS Pty Limited
NAF Trustee Limited
National Australia Corporate Advisory Limited
NAB Investments Limited
National Australia Corporate Services Limited
Nautilus Insurance Pte. Ltd.
Nautilus Insurance (Europe) Ltd
NAB Finance (Ireland) Ltd
National Capital Guaranteed Fund Limited (In liquidation) (49%)
Matrix Film Investment One Pty Limited
Matrix Film Investment Two Pty Limited
National Australia Finance (Asia) Limited
National Australia Investment Capital Limited
National Australia Investment Brokers Limited
National Australia Managers Limited
National Australia Merchant Bank (Singapore) Limited
National Australia Securities Limited
National Australia Trustees Limited
Bourke Street Nominees Pty. Limited
National Australia Underwriters Limited
National Infrastructure Investment No.1 Pty Ltd
National Infrastructure Investment No.2 Pty Ltd
National Infrastructure Investment No.3 Pty Ltd
Asibond Pty Limited
Valewin Pty Limited
Elly Investments Pty Ltd
Rosie Investments Pty Ltd (85%)
National Nominees Limited
National Nominees (London) Limited
National Margin Services Pty Ltd
NMS Nominees Pty Ltd

Australian Market Automated Quotation (Ausmaq) System Limited
Ausmaq (NZ) Limited
National OnLine Trading Limited
National OnLine Trading Nominees Pty Ltd
O2-e Limited
National eProcurement Ltd
National eProcurement Australia Pty Ltd
National eProcurement UK Ltd
NBA Leasing Pty. Limited
VPL Securities Pty Limited
Alice Corporation Pty Ltd (61.53%NAB)
Harkay Limited
Guidestar Financial Limited
Guidestar Financial Group Limited
Pinnacle Holdings NZ Ltd
Vilexton Pty Limited (In Liquidation)
Rycee 1 Pty Ltd (85%)
Rycee 2 Pty Ltd (85%)
Rycee 3 Pty Ltd (85%)
Rycee 4 Pty Ltd (85%)
Rycee 5 Pty Ltd (85%)
Rycee 6 Pty Ltd (85%)
National Australia Capital Securities (UK) PLC
National Australia Capital Securities (Jersey) Limited
Loyalty Pacific Pty Ltd (50% NAB; 50% Coles Myer)
FBP Awards Fund Pty Ltd (50% NAB; 50% Coles Myer)

Relationship Services Pty Limited
Loyalty Pacific (Hong Kong) Ltd (50% RSPL)
C.B.C. Investments Limited (In liquidation)
C.B.C. Investments Services Limited (In liquidation)
Custom Credit Holdings Limited (In liquidation)
Custom Credit Corporation Limited (In liquidation)
Carrington Confirmers Pty. Limited (In liquidation)
Australian Equity Corporation Limited (In liquidation)
First National Limited (In liquidation)
First National Finance Limited (In liquidation)
National Funding Holdings Pty Ltd
Mockey 1 Pty Ltd
Mockey 2 Pty Ltd
Mockey 3 Pty Ltd
Mockey 4 Pty Ltd
Mockey 5 Pty Ltd
Mockey 6 Pty Ltd
Messinia Pty Ltd (In Liquidation)
National Australia Travel Limited (In Liquidation)
Tasovac Pty Ltd
National Global MBS Manager Pty Ltd
Custom Lease Pty Ltd (In Liquidation)
Groundsel Pty Ltd (In Liquidation)
National Australia Leasing (Qld) Pty Ltd (In Liquidation)
Vipro Pty Ltd (NAB 33.3%)



Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

Redflex Communications Systems Wins over AU$1.7M worth of new Contracts and Contract Extensions

7 February 2005. In addition to, and separate from the recent announcement on 3 February 2005, the directors are pleased to announce that Redflex Communications Systems Pty Ltd., a wholly owned company of the Redflex Group, has been awarded a new contract by the United States Government Joint Personnel Recovery Agency, and in addition has secured contract extensions with Tenix Defence Pty Ltd for the provision of Switch*plus*® Communications Systems equipment. The combined value of these awards is over AU$1.7 million.

Redflex will provide a secure voice communication system to the Joint Personnel Recovery Agency. This is the second such sale of the new Secure Switchplus Conference System (SSCS) product. The system will be built and deployed to the United States in February 2005.

Redflex has also secured contract extensions to a project with Tenix Defence Systems for the supply of Switchplus equipment.

Switch*plus*® is the core product of Redflex Communications Systems and is used in Air Traffic Control, Military Operations Centres and other Command and Control and Public Safety applications around the world. Redflex Communication Systems, with facilities in Melbourne, Australia and the Washington, DC area of the USA, is a leading communications systems integrator for transportation, defence and public safety application worldwide.

The Redflex Group has principal offices in Australia and the USA and representatives on all continents.

For further information:

Graham Davie	Brad Kay
Chief Executive Officer	President and CEO
Redflex Holdings Limited	Redflex Communication Systems Inc
grahamd@redflex.com.au	bradk@redflex.com.au
(03) 9674 1888	+1 703-871-5141


REDFLEX
HOLDINGS

Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9696 3566 www.redflex.com

Release to Australian Stock Exchange

Redflex Communications Systems in winning team for major USA government contract

3 February 2005. The directors are pleased to announce that Redflex Communications Systems (RCS), a wholly owned company of the Redflex Group is part of the winning team headed by Lockheed Martin selected for a major contract with the Federal Aviation Administration (FAA) of the USA.

The FAA has selected Lockheed Martin to operate the agency's Automated Flight Services Station (AFFS) network in the contiguous United States, Hawaii and Puerto Rico. The 5-year, 5-option year contract, resulting from a competition conducted by the FAA, is valued at USD1.9 billion.

We expect to be in a position to release further details shortly.

Further information:

Graham Davie
Chief Executive Officer
graham.davie@redflex.com.au
(03) 9674 1888

Marilyn Stephens
Company Secretary
marilyn.stephens@redflex.com.au
(03) 9674 1712

Form 603
Corporations Law
Section 671B

Notice of initial substantial holder

RDF

To:Company Name/Scheme	**The Secretary** **Redflex Holdings Limited** **31 Market Street** **South Melbourne Vic 3205** **Fax: 9699 3566**
ACN/ARSN	**ACN 069 306 216**

1. Details of substantial shareholder

Name
ACN (if applicable)

National Australia Bank Limited Group (ACN 004 044 937) being comprised of the bodies corporate listed in Annexure A and which includes
MLC Investments Limited ACN 002 641 661 (5.025%)

The holder became a substantial holder on 02/02/2005

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary	4,254,295	4,254,295	5.00%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
MLC Investments Limited	Power to control voting and/or disposal of securities	Ordinary
TOTAL		

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
MLC Investments Limited	Westpac Custodian Nominees Limited		Ordinary 4,254,295

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
MLC Investments Limited	30/09/2004 to 02/02/2005	$3.18 to $3.98		Ordinary 839,374

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable	Nature of association
MLC Investments Limited ACN 002 641 661	Is a related body corporate of National Australia Bank Limited

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
MLC Investments Limited	Level 4 105-153 Miller Street NORTH SYDNEY NSW 2060
National Australia Bank Limited	Level 24 500 Bourke Street MELBOURNE VIC 3000
Westpac Custodian Nominees Limited	Level 9 50 Pitt Street SYDNEY NSW 2000

Signature

print name Susan Elizabeth Crook

Capacity
Associate Company Secretary for and on behalf of National Australia Bank Limited

signature

date / /

ANNEXURE A

This is Annexure A of three pages referred to
in the Form 603 Notice of initial substantial holder signed by me and dated
/ /

SE Crook
Associate Company Secretary

National Australia Bank Limited Group

(a) National Equities Limited

National Australia Group (NZ) Limited

BNZ International Australia Limited
BNZ Securities Australia Limited
Partown Pty Limited

Bank of New Zealand Limited
BNZ Corporation Limited
Interchange and Settlement Limited (12.6%)
Quill Financing Limited (76%)
Peterel Financing Limited
BNZ Capital Guaranteed Growth Fund Limited
Loyalty New Zealand Limited (25%)
Mondex New Zealand Limited (20%)
Visa New Zealand Limited (23%)
BNZ Funding Limited
BNZ International (Hong Kong) Limited

BNZ Investments Limited
BNZ Equipment Limited
BNZ International Limited
Amber Liquid Investments Limited
BNZI Securities (No 1) Limited
BNZI Securities (No 2) Limited
BNZ Property Investments Limited
BNZ Branch Properties Limited
BNZ Properties (Auckland) Limited
BNZ Properties Limited
Flamingo Holdings Incorporated
Maroro Leasing Limited
New Zealand Card Services Limited
Screen Holdings No. 2 Limited
Screen Holdings No. 3 Limited
Screen Holdings No. 4 Limited
Screen Holdings No. 5 Limited
Screen Holdings No. 6 Limited

Custom Fleet (NZ) Limited
BNZ Fleet Limited
Custom Service Leasing (New Zealand) Limited
Custom Fleet Leasing (NZ) Ltd
Fleetlease (New Zealand) Limited
National Australia Limited (In liquidation)
Electronic Transaction Services Ltd (25%)

National Americas Investment, Inc.
MSRA Holdings, Inc.
National Americas Capital Investment LLC
SR Funding Corporation
National Australia Capital Markets, LLC
National Australia Bank Capital LLC
National Australia Funding (Delaware) Inc
National Australia Capital Markets LLC

(b) National Wealth Management Holdings Limited

ACN 094 484 625 Ltd
National Australia Management Services Ltd. (In Liquidation)
National Wealth Management Services Ltd
MLC Asia Ltd

National Australia Financial Management Limited
MLC Corporate Services Asia Pte Limited
PT MLC Investment Indonesia Ltd
National Corporate Investment Services Limited
MLC Funds Management Limited (In Liquidation)
GWM Adviser Services Limited
Godfrey Pembroke Limited
National Asset Management Limited
NAM NT Rail Pty Limited
National Australia Financial Planning Pty Limited (In Liquidation)
National Australia Superannuation Pty. Ltd.
NAFM Investments Pty. Ltd.
JANA Investment Advisers Pty Limited
Superannuation for Australian Corporate Employees Pty Ltd (In Liquidation)
Wealth Management & Community Fund Pty Ltd (Not yet established)

MLC Holdings Limited
Your Prosperity Limited
MLC Investments Limited
MLC Computer Pty Limited (in Liquidation)
Apogee Financial Planning Limited
Australian Eagle Life Ltd (In Liquidation)

MLC Limited
ThreeSixty Limited
Godfrey Pembroke Financial Services Limited (in Liquidation)
Heritage Management Limited (In Liquidation)
Plum Financial Services Limited
PLUMFS Limited (In Liquidation)
PFS Nominees Pty Ltd
FlexiPlan Australia Limited (In Liquidation)
Medfin Australia Pty Limited
MLC Properties Pty Limited
MLC Nominees Pty Ltd
Messenia Pty Limited (In Liquidation)
Fortuitous Assets Ltd
Sophisticated Assets Ltd
Eight Star Group Ltd
Stable Markets Holdings Ltd
HKMLC Insurance Holdings Ltd (55%)
MLC (Hong Kong) Ltd
MLC Trustees (Hong Kong) Ltd
Hong Kong Wealth Management Ltd
SMMR (Thailand) Co. Ltd (49%)
Tun Charoen Ltd (51%)
Advance MLC Assurance Company Limited
PT MLC Life Indonesia (50%)

MLC Lifetime Company Limited
CFG Nominees Pty Ltd (In liquidation)
Capita Properties Pty Ltd
Tropical Breeze, Inc (In liquidation)
Cameron Close Pty Ltd (In Liquidation)

National Wealth Management International Holdings Limited
National Wealth Management Europe Holdings Limited
National Europe Holdings (Wealth Management) Limited
National Australia Life Services Ltd
National Australia Insurance Services Limited
MLC Savings Limited
MLC Management Ltd

Northern Bank Insurance Services Ltd.
Yorkshire Bank Financial Services Limited
Wealth Management Mauritius Holdings Limited
PT Telur Emas Perkasa
PT Indonesia Emas Perkasa
PT Telur Emas Indonesia
National Wealth Management New Zealand Holdings Limited
BNZ Investment Management Limited
BNZ Life Insurance Limited
BNZ Nominees Limited

(c) National Australia Group Europe Limited

PMJI Inc
National Americas Holdings Ltd
National Australia Group Europe Investments Ltd
National Australia Group Europe PHC Limited
National Australia Group Europe Finance B.V.
National Australia UK Pension Trustee Ltd
Amber Liquid (UK) Investments Limited
National Australia Group SSP Trustee Ltd
National Australia Finance (Commercial Leasing) Limited
National Australia Finance (Equipment Leasing) Limited
National Australia Finance (Industrial Leasing) Limited
National Australia Finance (Leasing) Limited
The Deep in Hull Limited
NAGEO B.V.
Angara Company Limited
Ariodante Limited
PFA Limited

National Europe Holdings Limited
National Australia Group Europe Services Ltd

National Europe Holdings (Ireland) Limited
Northern Bank Limited
Northern Asset Finance Ltd.
Northern Bank Industrial Leasing Ltd.
Northern Bank Nominees Ltd.
Northern Bank Pension Trust Ltd.
Causeway Credit Ltd.
Northern Bank Commercial Leasing Ltd.
Northern Bank Equipment Leasing Ltd
Northern Bank Development Corporation Ltd.
Nordev Properties Ltd.
Project Development (Balmoral) Ltd.
Northern Bank (I.O.M.) Ltd
Northern Bank Trust Company (I.O.M.) Ltd.
NAM Nominees Limited
Northern Bank Executor & Trustee Co. Ltd.
Northern Bank Factors Ltd.
Northern Bank Financial Services Ltd.
Mora Property Development Co Limited (20% NBL)
Kensington Hotel (Belfast) Limited (20% NBL)

National Irish Bank Limited
Forward Trust (Ireland) Ltd.
National Australia Group SSP (ROI) Trustee Ltd
National Irish Bank Financial Services Ltd.
National Irish Bank Nominees Ltd.
National Irish Bank Pensions Ltd.
National Irish Investment Bank Ltd.
Norfin Investments Ltd.
National Europe Holdings (GB) Limited
National Australia Bank (GB) Limited

National Europe Holdings (GB) Ltd

Clydesdale Bank PLC
CB House Purchase Limited
National Australia Group CIF Trustee Ltd
CB Nominees Limited
CB Shelfco No. 1 Limited (In liquidation)
CB Trustee Nominees Limited
Clydesdale Bank Custodian Nominees Limited
Clydesdale Bank Asset Finance Limited
Clydesdale Bank Pension Trustee Limited
Clydesdale European Finance Limited
CGF No. 3 Limited
CGF No. 9 Limited
CGF No. 12 Limited
Clydesdale Bank (Head Office) Nominees Ltd
Clydesdale Bank (London) Nominees Limited
Clydesdale Bank (Piccadilly) Nominees Limited
North of Scotland Bank (London) Limited
Warren Collections Limited
Clydesdale Trustee & Custodial Services (Ireland) Ltd (In liquidation)
Clydesdale Corporate Investment Services (Ireland) Ltd (In liquidation)
Clydesdale Ireland Securities Nominees Limited (In liquidation)
Yorkshire Bank PLC
Yorkshire Bank Retail Services Ltd.
Fairhalsen Collections Ltd.
Storecard Ltd.
Eden Vehicle Rentals Ltd.
Yorkshire Bank Finance Ltd.
Yorkshire International Finance B.V.
Northern and General Finance Ltd.
Yorkshire Bank Equipment Leasing Ltd.
Yorkshire Bank Commercial Leasing Ltd
Allerton House Properties Limited
YB Lease Ltd.
Yorlease Ltd
Yorkshire Bank Home Loans Ltd.
Yorkshire Bank Investments Ltd.
Yorkshire BIHK Limited
Yorkshire Bank Financial Services Ltd
Yorbank Nominees Ltd.
Yorkshire Bank Nominees Ltd.
Brunswick Collection Services Ltd I
YB Trust Company Ltd.
North British Finance Group Ltd.
MSRA UK Limited
North British Motor Finance Ltd
North British Finance Ltd
EVR Limited
Custom Fleet Limited

National Australia Group Services Limited

Custom Lease Pty. Limited (In liquidation)
Custom Service Leasing Limited
Hegira Limited
Laura Pty. Limited (In liquidation)
Lavallette Pty. Limited (In liquidation)
NSW Housing No. 1 Pty. Limited
Omnibus Leasing (1978) Limited (In liquidation)
Rail Leasing Limited (In Liquidation)
River Boyne Pty. Limited
River Embley Pty. Limited
Zermatt Limited (In liquidation)
Fleet Systems Pty. Limited
Custom Fleet (Australia) Limited

(d) NBA Properties Limited

CBC Holdings Limited
CBC Properties Limited
NBA Properties (Qld.) Limited
NBA Properties (Vic.) Limited

(e) IMD Management Ltd (In Liquidation)

2 Other companies

(a) ARDB Limited

Australian Banks' Export Re-finance Corporation Limited
BOACT Pty Ltd
Commercial Nominees Pty. Limited
Erstfeld Pty Limited (In Liquidation)
HICAPS Pty Limited
NAF Trustee Limited
National Australia Corporate Advisory Limited

NAB Investments Limited

(b) National Australia Corporate Services Limited

Nautilus Insurance Pte. Ltd.
Nautilus Insurance (Europe) Ltd
NAB Finance (Ireland) Ltd
National Capital Guaranteed Fund Limited (In liquidation) (49%)

(c) Matrix Film Investment One Pty Limited

Matrix Film Investment Two Pty Limited
National Australia Finance (Asia) Limited
National Australia Investment Capital Limited
National Australia Investment Brokers Limited
National Australia Managers Limited
National Australia Merchant Bank (Singapore) Limited
National Australia Securities Limited
National Australia Trustees Limited
Bourke Street Nominees Pty. Limited
National Australia Underwriters Limited
National Infrastructure Investment No.1 Pty Ltd
National Infrastructure Investment No.2 Pty Ltd
National Infrastructure Investment No.3 Pty Ltd
Asibond Pty Limited
Valewin Pty Limited
Elly Investments Pty Ltd
Rosie Investments Pty Ltd (85%)
National Nominees Limited
National Nominees (London) Limited
National Margin Services Pty Ltd
NMS Nominees Pty Ltd
National Markets Group Limited
Australian Market Automated Quotation (Ausmaq) System Limited
Ausmaq (NZ) Limited
National OnLine Trading Limited
National OnLine Trading Nominees Pty Ltd
O2-e Limited
National eProcurement Ltd
National eProcurement Australia Pty Ltd
National eProcurement UK Ltd
NBA Leasing Pty. Limited
VPL Securities Pty Limited
Alice Corporation Pty Ltd (61.53%NAB)

Harkay Limited

(d) Guidestar Financial Limited

Guidestar Financial Group Limited
Pinnacle Holdings NZ Ltd
Vilexton Pty Limited (In Liquidation)
Rycee 1 Pty Ltd (85%)
Rycee 2 Pty Ltd (85%)
Rycee 3 Pty Ltd (85%)
Rycee 4 Pty Ltd (85%)
Rycee 5 Pty Ltd (85%)
Rycee 6 Pty Ltd (85%)
National Australia Capital Securities (UK) PLC
National Australia Capital Securities (Jersey) Limited
Loyalty Pacific Pty Ltd (50% NAB; 50% Coles Myer)
FBP Awards Fund Pty Ltd (50% NAB; 50% Coles Myer)

(e) Relationship Services Pty Limited

Loyalty Pacific (Hong Kong) Ltd (50% RSPL)
C.B.C. Investments Limited (In liquidation)
C.B.C. Investments Services Limited (In liquidation)
Custom Credit Holdings Limited (In liquidation)
Custom Credit Corporation Limited (In liquidation)
Carrington Confirmers Pty. Limited (In liquidation)
Australian Equity Corporation Limited (In liquidation)
First National Limited (In liquidation)
First National Finance Limited (In liquidation)
National Funding Holdings Pty Ltd
Mockey 1 Pty Ltd
Mockey 2 Pty Ltd
Mockey 3 Pty Ltd
Mockey 4 Pty Ltd
Mockey 5 Pty Ltd
Mockey 6 Pty Ltd
Messinia Pty Ltd (In Liquidation)
National Australia Travel Limited (In Liquidation)
Tasovac Pty Ltd
National Global MBS Manager Pty Ltd
Custom Lease Pty Ltd (In Liquidation)
Groundsel Limited (In Liquidation)
National Australia Leasing (Qld) Pty Ltd (In Liquidation)
Vipro Pty Ltd (NAB 33.3%)



Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com.au

Release to Australian Stock Exchange

Two New USA Contracts for Redflex Traffic Systems

22 December 2004: The directors are pleased to announce that Redflex Traffic Systems Inc, a company of the Redflex Group, has been awarded two new USA build-own-operate-maintain contracts to provide full turnkey photo enforcement programs.

Redflex will deliver a fixed red light enforcement program for the City of Poway California. The contract is for three years with two one-year options for up to 10 approaches. This program represents the eighth jurisdiction in San Diego County that has selected Redflex over major competition and through the formal public bid process.

The second new contract is to provide fixed red light enforcement for the City of Marysville California. The contract is for five years with two one-year options for up to 10 approaches. The contract was awarded to Redflex following an extensive review process. These new contracts further substantiate and validate our presence in the burgeoning Southern California and Northern California markets.

Redflex Traffic Systems Inc has contracts with 73 cities world-wide and is the largest provider of digital red light and speed enforcement services in North America. With contracts in 58 cities and towns across eleven states, Redflex has led the market in installed systems, installation rate and market share over the past 12 months.

For further information:

Graham Davie	Bruce Higgins
Chief Executive Officer	President and CEO
graham.davie@redflex.com.au	bruceh@redflex.com
(03) 9674 1888	0011-1-480-9987478

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

REDFLEX HOLDINGS LIMITED

ABN

96 069 306 216

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	135,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.60 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on the exercise of unlisted employee options (RDFAS)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22/12/04

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
85,157,430	Ordinary Shares (RDF)

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
5	Employee Shares fully paid (RDFAI)
60,000	Options expiring 20/5/06 exercisable at $1.52 (RDFAO)
20,000	Options expiring 11/1/06 exercisable at $1.66 (RDFAP)
500,000	Options expiring 30/6/05 exercisable at $4.98 (RDFAQ)
1,500,000	Options expiring 01/02/08, exercisable at $0.50 (RDFAR)
2,335,000	Options expiring 30/09/08, exercise price at date of issue is $0.58 and will increase at the compounding rate of 3% per annum until exercised (RDFAS)
1,348,000	Options expiring 2/6/2009, exercise price is the VWA price of RDF for the last five business days prior to 2 June 2004 ($2.06), adjusted by the movement in the ASX All Ordinaries Index calculated as a percentage from 2 June 2004 being the grant date, to the last business day of the month prior to the date of exercise. (RDFAT)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue – Not applicable

11	Is security holder approval required?	not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X 135,000 Ordinary Shares

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities - Not applicable

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Marilyn Stephens
22 December 2004

== == == == ==

Form 603

Corporations Law
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: Redflex Holdings Ltd

ACN/ARSN: 069 306 216

1. Details of substantial holder(1)

Name **Renaissance Smaller Companies Pty Ltd**

ACN/ARSN (if applicable) **103 874 102**

The holder became a substantial holder on **16/12/04**

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Persons' votes (5)	Voting power (6)
F.P.O	4,270,988	4,270,988	5.02%*

***BASED ON ISSUED SHARE CAPITAL OF 85,022,430 SHARES**

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
See Schedule 1		

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
See Schedule 1			

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Renaissance Smaller Companies Pty Ltd	Various dates between 16/08/04 and 16/12/04	($6,029,796)		2,116,603 FPO

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not Applicable	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Renaissance Smaller Companies Pty Ltd	Level 16, 33 Bligh Street, Sydney NSW 2000

Signature

print name David Fleming capacity Director

sign here date 20/12/04

DIRECTIONS

(1) If there are a number of substantial holders with similaror related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of 'associate' in section 9 of the *Corporations Law.*

(3) See the definition of 'relevant interest' in sections 608 and 671B(7) of the *Corporations Law.*

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached toall the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of 'relevant agreement' in section 9 of the *Corporations Law.*

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write 'unknown'.

(9) Details of the consideration must include any and all benefits,money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Schedule 1 - Becoming a substantial holder in Redflex Holdings Ltd - Renaissance Smaller Companies Pty Ltd

Details of relevant interests

Holder of relevant interest	Nature of relevant interest	Class and number of securities
Renaissance Smaller Companies Pty Ltd	Power to (or to control) exercise vote and/or dispose of the securities as discretionary investment managers or advisers of superannuation funds, pooled superannuation trusts, managed investment schemes and investment management agreements.	4,270,988 Fully paid ordinary shares

Details of present registered holders

Holder of relevant interest	Registered holder of securities	Persons entitled to be a registered holder	Class and number of securities
Renaissance Smaller Companies Pty Ltd	JP Morgan Nominees Australia Ltd	JP Morgan Nominees Australia Ltd	1,798,339 FPO
Renaissance Smaller Companies Pty Ltd	National Nominees Ltd	National Nominees Ltd	762,056 FPO
Renaissance Smaller Companies Pty Ltd	ANZ Nominees Ltd	ANZ Nominees Ltd	830,178 FPO
Renaissance Smaller Companies Pty Ltd	RBC Global Services Australia Pty Ltd	RBC Global Services Australia Pty Ltd	336,553 FPO
Renaissance Smaller Companies Pty Ltd	Cogent Nominees	Cogent Nominees	543,862 FPO
			4,270,988



Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

REDFLEX HOLDINGS LIMITED

ABN

96 069 306 216

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,496,002
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1,476,002 at $3.43 20,000 at $0.60
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1,476,002 shares issued pursuant to Company's Share Purchase Plan 20,000 shares issued on the exercise of unlisted employee options (RDFAS)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	6/12/04 and 8/12/04

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
85,022,430	Ordinary Shares (RDF)

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
5	Employee Shares fully paid (RDFAI)
60,000	Options expiring 20/5/06 exercisable at $1.52 (RDFAO)
20,000	Options expiring 11/1/06 exercisable at $1.66 (RDFAP)
500,000	Options expiring 30/6/05 exercisable at $4.98 (RDFAQ)
1,500,000	Options expiring 01/02/08, exercisable at $0.50 (RDFAR)
2,470,000	Options expiring 30/09/08, exercise price at date of issue is $0.58 and will increase at the compounding rate of 3% per annum until exercised (RDFAS)
1,348,000	Options expiring 2/6/2009. exercise price is the VWA price of RDF for the last five business days prior to 2 June 2004 ($2.06), adjusted by the movement in the ASX All Ordinaries Index calculated as a percentage from 2 June 2004 being the grant date, to the last business day of the month prior to the date of exercise. (RDFAT)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue – Not applicable

11	Is security holder approval required?	not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X 1,496,002 Ordinary Shares

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities - Not applicable

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Marilyn Stephens
8 December 2004

== == == == ==

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	REDFLEX HOLDINGS LIMITED
ABN	96 069 306 216

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CHRISTOPHER COOPER
Date of last notice	7 January 2004
Date of this notice	8 December 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	related party
Date of change	6 December 2004
No. of securities held prior to change	As the registered holder 16,709 Ordinary Shares (RDF) As not the registered holder 730,371 Ordinary Shares (RDF)
Class	Fully paid ordinary shares
Number acquired	2,916 Ordinary Shares (RDF)
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.43 for each share
No. of securities held after change	As the registered holder 18,167 Ordinary Shares (RDF) As not the registered holder 731,829 Ordinary Shares (RDF)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allotment through Share Purchase Plan

Part 2 – Change of director's interests in contracts

Detail of contract	no change
Nature of interest	no change
Name of registered holder (if issued securities)	no change
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	REDFLEX HOLDINGS LIMITED
ABN	96 069 306 216

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM W DAVIE
Date of last notice	14 January 2004
Date of this notice	8 December 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	related party
Date of change	6 December 2004
No. of securities held prior to change	As the registered holder 970,464 Ordinary Shares (RDF) As not the registered holder 116,306 Ordinary Shares (RDF)
Class	RDF
Number acquired	2,916
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.43 for each share
No. of securities held after change	As the registered holder 971,922 Ordinary Shares (RDF) As not the registered holder 117,764 Ordinary Shares (RDF)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allotment through Share Purchase Plan

Part 2 – Change of director's interests in contracts

Detail of contract	No change
Nature of interest	nil
Name of registered holder (if issued securities)	nil
Date of change	nil
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	nil
Interest acquired	nil
Interest disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	nil
Interest after change	nil

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	REDFLEX HOLDINGS LIMITED
ABN	96 069 306 216

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PETER LEWINSKY
Date of last notice	7 January 2004
Date of this notice	8 December 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	related party
Date of change	6 December 2004
No. of securities held prior to change	As the registered holder 10,900 Ordinary Shares (RDF) As not the registered holder 30,900 Ordinary Shares (RDF)
Class	Fully Paid Ordinary Shares
Number acquired	2,916
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.43 each share
No. of securities held after change	As the registered holder 12,358 Ordinary Shares (RDF) As not the registered holder 32,358 Ordinary Shares (RDF)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allotment through Share Purchase Plan

Part 2 – Change of director's interests in contracts

Detail of contract	no change
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.


REDFLEX
HOLDINGS



Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

AGM Resolutions

23 November 2004.

As required by section 251AA(2) of the Corporations Act the following statistics are provided in respect to each motion on the agenda. In respect to each motion the total number of votes exercisable by all validly appointed proxies was:

Re-election of Director-Mr Robin Debernardi

❑ Votes where the proxy directed to vote 'for' the motion	15,173,602
❑ Votes where the proxy was directed to vote 'against' the motion	7,640
❑ Votes where the proxy may exercise a discretion how to vote	13,721,949
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	4,300

The motion was carried on a show of hands as an ordinary resolution.

Re-election of Director-Mr Peter Lewinsky

❑ Votes where the proxy directed to vote 'for' the motion	15,175,952
❑ Votes where the proxy was directed to vote 'against' the motion	4,790
❑ Votes where the proxy may exercise a discretion how to vote	13,722,449
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	4,300

The motion was carried on a show of hands as an ordinary resolution.

Re-election of Director-Mr Bruce Higgins

❑ Votes where the proxy directed to vote 'for' the motion	13,852,391
❑ Votes where the proxy was directed to vote 'against' the motion	1,328,351
❑ Votes where the proxy may exercise a discretion how to vote	13,722,449
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	4,300

The motion was carried on a show of hands as an ordinary resolution.

Ratification of prior issue of Employee Options

❑ Votes where the proxy directed to vote 'for' the motion	14,313,019
❑ Votes where the proxy was directed to vote 'against' the motion	807,239
❑ Votes where the proxy may exercise a discretion how to vote	8,683,727
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	89,484

The motion was carried on a show of hands as an ordinary resolution.

Marilyn Stephens
Company Secretary


REDFLEX
HOLDINGS

Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

AGM Presentations

23 November 2004. The Company is pleased to provide presentations for the AGM today.

These presentations will be available from the Company's website www.redflex.com.au.

For further information:

Marilyn Stephens
Company Secretary
Redflex Holdings Limited
marilyn.stephens@redflex.com.au
(03) 9674 1712

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
(03) 9674 1888

CHAIRMAN'S ADDRESS TO 2004 ANNUAL GENERAL MEETING OF REDFLEX HOLDINGS LIMITED (DELIVERED TUESDAY 23rd NOVEMBER 2004)

Ladies and Gentlemen.
Welcome to the meeting and thank you all for your continued support for the Company.

I am pleased to advise that the 2003/2004 financial year was a very positive one for our Company. It was a year of continuing strong growth and record profits, and one in which our leading position in the US market has been secured. The Board is confident that the Company has successfully stabilized its activities and that the future is bright.

Our USA operations performed very strongly over the year. Between the beginning and end of the financial year our installed base within the USA increased from 135 systems to 301. As of today that base has in turn increased to 385. We remain confident that by the end of calendar 2004 we will be beyond 400 and by the end of the current financial year, in excess of 500 installations will be operational within the USA. Our order book continues to grow at a steady rate and, as at today's date, we have contracts with a total of 56 cities in 11 separate states across the USA. There are now 71 cities around the world with Redflex installations in place. The division is strongly and increasingly profitable. Substantial free cash flow has been generated enabling much of our growth to be internally funded. We clearly have a massive lead in the USA market in digital traffic camera enforcement. Whilst absolutely precise installation numbers for our competitors are not readily transparent, we believe that we have now reached a point that by the end of calendar year 2004 we will have achieved overall traffic camera enforcement market leadership within the USA - that is the greatest number of traffic camera installations of any operator, wet film and digital combined.

The equipment for our USA operations is manufactured by the Australian Traffic division. It also performed very strongly over the financial year. It capably met all the equipment requirements of the USA operation and simultaneously operated very successfully in hardware and software sales throughout Australia and internationally. During the year, a number of significant achievements occurred including the acquisition of all the principal assets of our most significant Australian rival and the opening of a representative office in the United Kingdom.

The rapid expansion of our Traffic divisions, particularly in the USA, necessitated the obtaining of significantly expanded banking credit facilities. Your Board is very conscious of the enormous financial support that has been provided by shareholders in recent years in the form of equity funding. That being so, high priority was given to attempting to locate bank debt financing on favourable terms to balance the funding mix. In this regard, we were delighted to successfully negotiate a US$ 13 million credit facility with the Harris Trust and Savings Bank of Chicago (a 100% subsidiary of the Bank of Montreal). The facility is geared to our USA operation and has been negotiated on an interest only basis at a highly attractive interest rate currently approximately 4% per annum. The facility was activated shortly after the end of the 2004 financial year and, as at the date of writing, is operating most satisfactorily from the viewpoint of all parties. Your Board anticipates that the banking relationship that has been established will serve the Company well for many years to come.

It is particularly gratifying that the traffic camera operations of the Company are not only commercially highly attractive, but certainly, at least as importantly, are socially

beneficial. Research data makes it very clear that these products have a significant positive effect on driver behaviour and public safety. We should all be proud of that aspect of our commercial operations.

The Communications Division, conversely, continues to find trading conditions difficult. Whilst a substantial operating loss was incurred in the 2004 financial year, some comfort can be taken from the fact that the Division operated close to break even in the second half of the financial year and that for the first four months of the current financial year it has operated profitably. The current order book is in much better shape than was the case at similar stages in recent years. In all the circumstances, however, the Board believes that it may be possible that the Communications Division would be better positioned with other owners. In that context of a possible divestment. Hindal Securities, Investment Bank and Corporate Advisors, have been retained to prepare a confidential information memorandum relating to the business for potential use both in Australia and internationally with possible prospective purchasers of the Division. The information memorandum is all but complete as I speak and it is accordingly anticipated that it will be made available, where appropriate, over the next few weeks.

During the 2003/2004 financial year the Board was pleased to welcome Mr Bruce Higgins into its ranks as an Executive Director in recognition of his achievements in the Traffic Division. Mr Higgins has been head of the Traffic Division for the last three years with particular focus on the USA operation where he has now been based for the last year and a half.

As you will all hopefully be aware, the Company has decided to again this year offer its shareholders the opportunity to participate in a Share Purchase Plan. Similar programs have been put into place in 2002 and 2003 and not only attracted widespread and much appreciated support, but very pleasingly well rewarded those shareholders who subscribed. The provisions relating to the 2004 Plan are such that all shareholders are entitled to purchase up to $5,000 worth of extra shares at a discount to the market price of 7.5% completely free of any brokerage or other transactional expenses. The Board believes that the program provides an opportunity to reward the Company's shareholders, which is particularly appropriate at this stage of the Company's development whereby the payment off dividends would be logically inappropriate. At this juncture the Company has not generated any franking credits for the potential benefit of shareholders and is clearly in a growth phase which makes it desirable to preserve cash reserves and to apply them towards our ongoing capital expansion program. The Share Purchase Plan will provide the Company with the opportunity to supplement its liquidity position thereby facilitating maximum corporate flexibility. I note that at the end of 2004 the Company was able to rapidly consummate an unexpected corporate acquisition activity - which acquisition may well not have been possible but for the flexibility provided by fundraising at that time. Accordingly, we again commend the program to our shareholders and I take the opportunity to remind you that your applications and payments must be received by the 29th November 2004. My understanding is that all eligible directors will be enthusiastic participants.

We take this opportunity to thank the Company's shareholders for their long standing loyal support. Your Board is delighted that shareholders have been rewarded over the last two years with a substantial increase in the value of their shares - long may it continue!

You may all rest assured that the board will continue to focus on enhancing shareholder value.

Most importantly, we also wish to put on record our thanks for the loyalty and dedicated hard work provided by the Company's staff. They can be justly proud of their achievements.

Chris Cooper
Chairman

Redflex Holding Limited

Annual General Meeting 23 November 2004

Chief Executive Officer's Address

Ladies and Gentlemen

Thank you for attending today. I intend to touch briefly on the highlights and performance of your company and then hand over to Bruce Higgins for a detailed presentation on the Traffic business.

Redflex Holding Limited has now been listed on the Australian Stock Exchange for over seven years. It has approximately 83 million shares on issue, with over 3900 registered holders, and a market capitalisation well in excess of $250million. Staff numbers are now around 200, with about half in Australia and half in the USA.

The headquarters for Redflex Holdings is in South Melbourne, with Redflex Traffic Systems Inc headquartered in Scottsdale Arizona, USA. We have other offices in Culver City California, Reston Virginia, Sydney, the UK and agents and representatives around the world.

Highlights of the Year

The financial year ending June 2004 has been a year of dramatic improvement in performance for the company which has been particularly pleasing.

- We have seen a very significant turnaround in profitability from the previous year with sustainable profitable performance expected going forwards.
- Growth target for our key USA based traffic division have been achieved with 301 camera systems installed in 11 states in the USA.
- Your company in now included in the ASX300 index – a significant achievement and recognition
- Key funding has now been put in place to take the company forward. Over the last financial year $13.9 million of capital was raised through a share purchase plan, placement, and the exercise of options. Subsequent to the end of the financial year a US$13million debt facility was finalised with Harris Trust and Savings Bank of Chicago.
- We acquired key assets of competitor Poltech from the administrator and are pleased with the returns that are being generated from that acquisition.

Financial Performance

The financial performance for the financial year was pleasing.

Gross revenue grew to $33.3 million, an increase of 42% from $23.5 million for the prior year.

Net profit after tax (NPAT) showed a turnaround of $7million dollars from a loss of $3.7 million for the prior financial year to a profit of $3.3 million for the 2003/04 financial year.

Earnings Before Interest Taxation Depreciation and Amortisation (EBITDA) was also up from $0.1 million in the 2003 year to $8.5 million in the 2004 year, This is a significant indicator of the cash that is generated from operations to be used for capital investment.

At 30 June 2004 our total asset base was $59 million, up 32% from the previous year, and net assets were $49 million, up 34%.

Shareholder Value

The performance of the company, and the growth opportunities have been reflected in the share price, and longer term shareholders have been rewarded by seeing the value of their investment increase.

Financing

Capital Raisings

During the 2003/04 financial year we raised $13.9 million in additional capital through a Share Purchase Plan which raised $3.6 million, a share placement that raised $6.7million and the exercise of options for $3.5 million. The response from shareholders was particularly pleasing and the overall capital injection assisted in funding the ongoing expansion of the traffic business.

Debt Facility

The signing of a USD13 million debt facility with Harris bank in the current financial year was a major milestone for the company. It is a revolving facility at very attractive interest rates.

This funding arrangement is particularly significant as it is expected to enable us to grow the business to the point where future growth will be fully fundable from revenues, based on our current plans.

Share Purchase Plan

As Chris has mentioned, the Share Purchase Plan for this year is in progress and closes on 29 November. It follows our successful programs for the past two years, which were well received and well supported. It gives an opportunity for all shareholders to buy $5000 of shares at a discount to market of 7.5%, free of and brokerage or other charges.

American Depository Receipts

The company is currently progressing towards putting in place an American Depository Receipt (ADR) program. ADRs provide a means for American investors to invest in a security that is tradeable in America but which is backed by actual Redflex shares held on deposit. The ADR program will provide exposure for Redflex in the USA market and had the potential to increase liquidity for Redflex shares.

There is a direct linkage between the ADR and shares in the Australian market as each ADR represents a corresponding number of shares held on deposit for the life of the ADR. An independent financial institution is the holder of the shares and issuer of the ADRs.

ADRs can be established at various levels and we are targeting a Level 1 ADR, which has minimal establishment costs and minimal reporting requirements in America that mirror our reporting here in Australia. All ASX releases will need to be lodged with the Securities and Exchange Commission in the USA but no more onerous reporting will be required.

We are working with the Bank of New York and our advisers to put the program in place.

Research and Development

Over the 2003/04 financial year, Research and Development expenditure was approximately 6% of revenues. This was regarded as being at a reasonable level for a company which is technology focused and dependent on having industry leading technologies to remain at the forefront of the segments in which we operate. R&D involved significant enhancement to existing products and the development of new features and new products to meet identified needs in the industry.

R&D is focussed on products that will add value and generate profits in to the future. R&D costs are capitalised where they are expected to give rise to significant future benefits, in accordance with the company's accounting policies.

Capitalised R&D is written off over the assessed useful life of the technologies developed.

Outlook

Redflex Holdings Limited is positioned for continuing high growth. The Build Own Operate business is the key driver for the expected growth, with a leading position in the market, a substantial and increasing number of contracts already secured and strong long-term annuity type revenue streams in place.

Redflex Communications Systems

I will touch briefly on the Communication business, which as many of you would be aware is being considered for possible divestment.

The Communications business provides specialised communications systems to its predominantly defence and defence related customers

The majority of revenue is sourced overseas. The key markets targeted are:

- Defence, with a primary focus on Air Defence, and opportunities being addressed in the Naval Communications area
- Airports, with Air Traffic Control communications, and airport emergency services being the focus
- Other civil command and control applications, command centres for road and rail authorities; and emergency response centres.

The business model has been to provide specialised products and services to defence and government agencies or to major prime contractors dealing with government related clients. Prime contractors that Communications has worked with are Lockheed Martin, Northrop Grumman, Boeing, Thales, British Aerospace and Raytheon. The business is project based, with projects typically having a long duration of 6-18 months.

The Communications business recorded revenue for the 2003/04 financial year of $8.4 million, which was up 15% on the previous year and represented 25% of group revenue. A operating loss of $869,000 was recorded for the first half and a loss of $77,000 was shown for the second half.

The 2004/05 year is budgeted to be profitable and the results year to date have been profitable. This improvement in performance is taken as an indication that the predicted recovery from difficult market conditions globally is continuing.

During the 2003/04 year the Communications business made its first direct sales to the US Department of Defence. Four direct and one indirect sale were made during the year with the most significant being a contract for Battlefield Communications Systems which could lead to up to $17 million in revenue over the next 4-5 years.

The Communications business has also been awarded a $2.8 million R&D START Grant by the Australian Government to pursue development of its next generation **Switch*plus*®** product line, and work on that activity is progressing well.

Divestment

With the primary strategic focus of the group now on the traffic business, the board has decided to explore opportunities for possible divestment of the Communications business. Hindal Corporate has been retained to assist the company with this and are in the process of preparing an Information Memorandum to be used in the process. The intent is to seek an aligned organisation with involvement in similar markets as a potential acquirer. As a result the sale is not expected to adversely affect staff or operations, and it is expected that customers will continue to receive the current high levels of support and service.

The Way Forward

The Redflex business is well positioned to continue to grow at rates that will outstrip industry norms. The Build-Own-Operate business in the United States is particularly attractive with long duration contracts and annuity type revenues that continue to grow as each new camera system is installed. With an increase from 135 to 301 camera systems achieved in the 2004 financial, an increase from 301 to over 500 camera systems projected for this financial year, and an expectation that we will have 1000 camera systems installed in 2-4 years, the growth prospects are very exciting. This will be the primary focus for Redflex going forward.

There are also significant opportunities for growth in the sales-based traffic business based in Australia, with some significant inroads having been made into international markets over the last year, as well as the opportunities that have been pursued in the Australian market.

Appreciation

I would like to take this opportunity to thank all those people who have been instrumental in the success of Redflex, particularly over the past year – to our shareholders, our professional advisers, to the board and particularly our employees who have worked extremely hard and diligently to deliver the results that have been highlighted today.

REDFLEX HOLDINGS LIMITED

ANNUAL GENERAL MEETING

2004

Redflex Holdings Limited

Annual General Meeting 2004

23 November 2004

Chris Cooper – Chairman Redflex Holdings LImited


REDFLEX

Redflex Holdings Limited

Annual General Meeting 2004

23 November 2004

Graham Davie - CEO Redflex Holdings Limited


REDFLEX

Redflex Holdings Limited

- ASX Listed since 1997 - RDF
- 83 Million shares on issue
- Over 3,900 holders
- Market cap > $250 million
- Staff approx. 200
- Two divisions - Traffic & Communications


REDFLEX

Redflex Locations

Offices

- Melbourne
- Scottsdale, Arizona
- Culver City, California
- Sydney
- Reston Virginia
- UK
- Representatives around the world



Scottsdale Office



South Melbourne Office



Culver City Office


REDFLEX

Highlights of 2003/04 FY

Profitable Performance

Growth targets in USA being achieved

- 301 installations at June 2004

Now included in ASX300

Key funding in place

- $13.9 million Capital Raised
- Harris Bank debt facility of USD 13 million

Acquisition of Poltech/ Locktronics Assets


REDFLEX

2003/04 Financial Performance

Revenue

- $33.3 million
- Up 42% from $23.5 million in 2003

Net Profit After Tax

- $3.3 million
- Up from $3.7 million loss in 2003




REDFLEX

2003/04 Financial Performance

EBITDA

- $8.5 million
- Up from $0.1 million in 2003

Cash from Operations

- $5.6 million
- Up from $4.2 million outflow in 2003




REDFLEX

Financial Position

Total Assets

- $59.2 million
- Up 32% from $44.8 million in 2003

Net Assets

- $49.2 million
- Up 34% from $36.6 million in 2003




REDFLEX

Shareholder Value



One Year Chart
350
325
300
275
250
225
200
175
150
125
100
75
price(c)
Nov-2003
Jan-2004
Mar-2004
May-2004
Jul-2004
Sep-2004
Nov-2004
date
RDF

REDFLEX

Financing

Capital Requirements

- Ongoing requirement to fund growth in the Traffic business

Available Sources of Growth Funding

- Increasing EBITDA
- Harris Bank debt
- Access to equity markets
- Share Purchase Plan


REDFLEX

Share Purchase Plan – Nov 2004

- Follows successful program for last 2 years
- Well received by shareholders previously
- Up to $5000 of shares per shareholder
- 7.5% discount to market
- No brokerage payable
- Simple & low cost for company


REDFLEX

American Depository Receipts (ADR)

Board is looking at ADRs

Allow US investors to trade RDF linked equities

Provides initial exposure to US market

Increase liquidity for RDF

Direct back-to-back linkage between ADR and RDF shares

Shares are held on deposit against ADR by an independent financial institution

Level I ADR initially

- No complex reporting requirements
- Simple, Low cost implementation


REDFLEX

Research & Development

~6% of revenue in 2003/04 FY

Necessary to maintain leadership in market

Enhancements to existing products

Development of new products


REDFLEX

Outlook

Positioned for continuing high growth

Build Own Operate Busines in USA

- Major growth opportunity
- Leading position in market
- Long duration contracts secured
- Annuity type revenue streams

Key funding in place

Growth Potential for Sales based business


REDFLEX

Communications - Target Markets

Defence

- Air Defence
- Naval Communication Systems
- Primary Focus

Airports

- Air Traffic Control
- Emergency Services at airports (ALARMON)

Command & Control

- Control Rooms (Road and Rail)
- Emergency Response Centres






REDFLEX

Communications - Business Model

Clients

- Governments
- Large prime contractors
  - Lockheed Martin
  - Northrop Grumman
  - Boeing
  - Thales
  - BAE
  - Raytheon

Project based business

- Long duration projects, long sales lead time
- Milestone payments






REDFLEX

Communications – 2004 FY Performance

- Revenue $8.4 million – up 15% on 2003
- Operating loss for 2004 FY
  - First Half $869,000
  - Second Half $77,000
- 2005 FY budgeted to be profitable
- First sales to US DoD in 2003/04
- Recovery from difficult market conditions globally appears to be continuing.
- $2.8 million R&D Grant awarded




REDFLEX

Communications Systems

Board is exploring opportunities for possible divestment

- Strategic primary focus on Traffic business
- Hindal Securities has been retained to assist
- Seeking aligned organisation in similar markets
- Sale not expected to affect staff and operations
- Customers expected to continue to receive current high levels of service and support


REDFLEX

Redflex Holdings Limited

Annual General Meeting 2004

23 November 2004

Bruce Higgins - CEO Redflex Traffic Systems Inc.


REDFLEX

Company Overview

Redflex Traffic Systems Inc.

- 100% owned by Redflex Holdings LTD (ASX RDF)
- Registered in Delaware
- Largest digital photo enforcement outsourcing operation globally with 56 contracts
- Business history in the USA since 1985
- Acquired American Traffic Systems business in 1999



Scottsdale, Arizona Office



Los Angeles Office



Melbourne Office


REDFLEX

Company Overview (continued)

Redflex Traffic Systems Inc:

- Business arena: Photo Enforcement
- Subsidiaries (100%)
  - Redflex Traffic Systems Inc. (California)
  - Redflex Traffic Systems Pty Ltd (Australia)
- Employees: ~160
- Sales: ~ A$ 25M+
- Tangible Assets: ~A$ 46M
- Website: www.redflex.com



Market leadership

- Outsourcing programs with local government for public safety
- Advanced digital camera technology
- Vehicle detection technology for both position and speed
- End to end processing of photo enforcement citations
- Software development for large scale enforcement solutions
- Construction and program implementation.

Redflex has contracts with 71 cities in 10 countries


REDFLEX

Products and services

Mobile Speed Enforcement

Redflex LasercamTM


REDFLEX

Products and services

Mobile Photo Radar Speed Van

SMARTCAM®- DEPLOYMENT



REDFLEX

Products and services

Red-Light Enforcement

Red-Light/Fixed Speed

Roadside Fixed Speed



REDFLEX
TRAFFIC SYSTEMS

Products and services

- Vehicle toll enforcement
- (Sydney Harbour Bridge)


Sydney Harbour Bridge
RED FLEX

Products and services

Transit lane photo enforcement



Liverpool-Parramatta Rapid Bus Transitway
Parramatta
Liverpool

Products and services

Time Over Distance

- Largest contract of its type
- 300+KM enforcement
- Multistation number plate recognition with time over the distance calculations.
- Interface to citation processing system.

12:43.32.4 PM

12:42.37.0 PM




REDFLEX

Products and services

Outsourcing

- Redflex is the largest supplier of outsourced photo enforcement services with contracts with 71 cities globally.
- Redflex develops and supplies large scale back office systems to government clients.
- Our technology delivers proven public safety benefits and is typically funded through the citations issued


REDFLEX

Acquisition of Poltech International Assets and Inventory

Outcomes

- Accelerated European business growth
- Added new products (Lasercam)
- Increased installed base and services business
- Additions to patent portfolio


REDFLEX

Business Model

Build Own Operate-USA Example

- 5 to 7 year contracts with cities for red-light programs
- Revenue stream based on system performance and driver behaviour.
- Revenue from a combination of:
  - Fixed monthly fee or fee + per citation mix
  - Fixed fee per citation issued or collected
- High quality debtors, payment on 30 days generally.
- 6 - 20 red-light camera systems per city.
- City shares revenues with Redflex.
- Accident/fatality reduction of 15 - 50% over time.
- Model proven over contracts with 50 cities to date.


REDFLEX

Business Model

Sales Model- Example

- Sale of equipment to government departments or Police.
- Sale or licence of back office system to support the citation issuance.
- 1-5 year maintenance contracts and re-certification of installed systems.
- Typically repeat business as programs grow and requirements change.
- Profits and cash-flow available to reinvest.


REDFLEX

Global Environment

- World Health Organization focus on traffic injury prevention in 2004.
- 20 to 50 million people are injured in road accidents each year
- 3,240 deaths per day globally.
- Road accidents are the ninth leading contributor to global disease and injury.
- USA fatalities linked to red light running estimated to exceed 900 annually, and ~175,000 injuries annually.
- Photo enforcement is a proven method of improving driver behavior and reducing accidents with 20 to 60% reduction in accidents at enforcement locations.
- Photo enforcement programs are generally self funding.
- Many developed countries are either expanding existing programs or creating new programs for enforcement.

Source: WHO Traffic Report 2004
USA Federal Highways Administration


REDFLEX


REDFLEX TRAFFIC
United Kingdom
Mobile speed
Spain
Mobile speed camera
Ireland
Mobile speed camera
Cape Town, South Africa
Red light/speed
Image viewing
Middle East
Red light camera
Red light/speed
Fixed speed
Bahrain, Middle East
Red light camera
Greece
Fixed speed cameras
New Zealand
Western Australia
Queensland, Australia
Victoria, Australia
New South Wales, Australia
Tasmania, Australia
Canberra, Australia
California, USA
Arizona, USA
Mobile speed camera
Ohio, USA
Mobile speed camera
Oregon, USA
Red light camera
Mobile speed camera
North Carolina, USA
Red light camera
New Mexico, USA
Red light camera
Illinois, USA
Red light camera
Colorado, USA
Red light camera
Mobile speed camera
Georgia, USA
Red light camera
Virginia, USA
Red light camera
South Dakota, USA
Red light camera

USA Market

- Photo enforcement is a high growth business within the USA.
- Less than 2% of the market penetrated for red light
- 15 States with enabling legislation
- Potential market is up to 70,000 systems
- Redflex IP portfolio provides a strong platform to exploit the market.
- Market demands reference clients, proven capability, experience, and financial strength to succeed.

- Market is small at present with mobile units in school zones and roadside
- Wider community support emerging
- Estimated market is US$ 4 to 10 Bn

- 350,000 signalized intersections
- Average potential 4 directions within each =1,400,000 directions of travel
- 1/20 to 1/40 enforced = 35,000 to 70,000 approaches
- US$2.1 to 4.2 Bn potential p.a.


REDFLEX

USA Market Legislative Environment For Photo Enforcement

Redflex business presence in photo enforcement

Legislation enables photo enforcement

USA Market Environment & Position


RED
LIGHT
PHOTO
ENFORCED

- Potential market ~ 2,500 cities for red-light and speed programs
- ~ 112 have existing programs
- ~ 500 intersections (880 approaches) with red light cameras installed.
  - Digital - ~550: Wet film - ~330
- Redflex digital market share - ~65% of installed and contracted red-light digital cameras
- Redflex contract base increased to 56 Cities.


REDFLEX



Highway Use Trends Demonstrate Increased
Need For Photo Enforcement
Vehicle Miles Traveled
40%
Population
10%
19%
Registered Motor Vehicles
12%
Licensed Drivers
3%
MILLIONS
THOUSANDS
1985
1987
1989
1991
1993
1995
Overall vehicle use increasing on limited existing infrastructure placing higher priority on public safety.
Source: National Campaign To Stop Red Light Running, April 2004
REDFLEX



Public Support for Redflex Services

- Increasing community acceptance and support for photo enforcement in the key USA market
- Strong correlation on reduction in accidents and injuries on Redflex programs.



REDFLEX


Redflex Traffic Systems Cities Won FY'04
23 Pre FY 04 Cities
16 New California Cities
3 New Mid Western Cities
7 New Eastern Cities
WASHINGTON
MONTANA
NORTH DAKOTA
MINNESOTA
MAINE
VERMONT
OREGON
IDAHO
SOUTH DAKOTA
WISCONSIN
MICHIGAN
RHODE ISL
WYOMING
IOWA
PENNSYLVANIA
NEBRASKA
OHIO
MARYLAND
INDIANA
WEST VIRGINIA
NEVADA
UTAH
COLORADO
KANSAS
MISSOURI
KENTUCKY
CALIFORNIA
TENNESSEE
OKLAHOMA
ARIZONA
NEW MEXICO
ARKANSAS
MISSISSIPPI
LOUISIANA
FLORIDA
REDFLEX
26 New Cities won

Redflex Traffic Systems, Inc.

- 385+ US-Based Digital Systems
- 56 US Municipalities, 11 States
- 71 Cities in 10 Countries
- Longest-Established US-Based Operations Circa 1986
- More Digital Systems Operational Than All The Competition Combined

U.S. Customer Base

- *Oxnard, CA*
- *Culver City, CA*
- *Inglewood, CA*
- *Compton, CA*
- *Bakersfield, CA*
- *Santa Ana, CA*
- *El Monte, CA*
- *Ventura, CA*
- *El Cajon, CA*
- *South Gate, CA*
- *Hawthorne, CA*
- *San Juan Capistrano, CA*
- *Fremont, CA*
- *Upland, CA*
- San Jose, CA
- San Mateo, CA
- *Modesto, CA*
- *Garden Grove, CA*
- *Paramount, CA*
- *Maywood, CA*
- *Lynwood, CA*
- *Gardena, CA*
- *Fairfield, CA*
- *Vista, CA*
- *Encinitas, CA*
- *Oceanside, CA*
- *Escondido, CA*
- *Del Mar, CA*
- *Emeryville, CA*
- *Santa Clarita, CA*
- *Ridgecrest, CA*
- *Stockton, CA*
- *Beaverton, OR*
- *Medford, OR*
- *Dayton, OH*
- *Toledo, OH*
- *Sylvania, OH*
- *Northwood, OH*
- *Fort Collins, CO*
- *Chicago, IL*
- *Paradise Valley, AZ*
- *Chandler, AZ*
- *Scottsdale, AZ*
- *Rome, GA*
- *Savannah, GA*
- *Virginia Beach, VA*
- *Sioux Falls, SD*
- *Greenville, NC*
- *Stallings, NC*
- *Knightdale, NC*
- *Marshville, NC*
- *Cary, NC*
- *Monroe, NC*
- *Union County, NC*
- *Indian Trail, NC*
- *Albuquerque, NM*

Global Operations

- *Australia*
- *New Zealand*
- *Saudi Arabia*
- *South Africa*
- *Greece*
- *UK, Spain*



Redflex leads the market in contracted cities

REDFLEX TRAFFIC SYSTEMS


Redflex Photo Enforcement Installation Trend
(USA Only)
Installed Systems
400
350
300
250
200
150
100
50
0
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
301@ 30 June 2004
172@ 30 Sept 2003
385@ 23 Nov 2004
95% Growth
AGM 2003
REDFLEX

Redflex Red Light Enforcement Installed Base Compared To Industry Peer Group



Digital Installed Base (RL)
350
300
250
200
150
100
50
0
2000
2001
2002
2003
2004
Redflex
ACS
Traffipax
Nestor
Transol
Lasercraft
Mulvihill
Quixote

Market Position Based on Limited Available Market Data

REDFLEX

Redflex Back Office Processing Trend



Detections
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
2004

Redflex back office processing of red light and speed citations has maintained capacity to meet the growth in contract base and installation of new systems

REDFLEX

Redflex USA Revenue Trend By City

2,500,000
2,000,000
1,500,000
1,000,000
500,000
US$
Jan-02 Apr-02 Jul-02 Oct-02 Jan-03 Apr-03 Jul-03 Oct-03 Jan-04 Apr-04 Jul-04


REDFLEX

Redflex Secure Digital Integrated System Architecture


REDFLEX
SmartScene
Photo Enforcement Camera
REDFLEX
red/speed
Photo Enforcement Camera
VPN
VPN
Internet
Fixed-site
REDFLEXspeed
Camera
VPN
VPN
SmartOps-
Police
Authorization
Back Office Processing


REDFLEX

The Redflex End-to-End Turnkey Program

Image Capture, Encryption & Transmission

- Real-time Transmission
- Encrypted @ Site
- Remote Support
- Digital Still & Video Images (~7,000,000 pixel images). Vehicle ID on digital stills only
- Synchronized Flash Illumination


















Installation & Maintenance Services

Citation Review & Data Verification

- Automated DMV Lookup
- 50-state DMV access
- Image & Data Verification
- 1st & 2nd Level Citation Review & Quality Assurance
- Image Archive (Oracle dB)




DMV
Archive

DMV Interfaces

Citation Review & Authorization

- Web-based Citation Review & Police Authorization
- Tracking & Management Reports
- Digital still photo's only as evidence




Reporting & Training

Print & Mail

- Warning Notices
- Color Citations
- Burst, fold, stuff










Maintenance & Support

- On-site
- Remote
- Routine
- Training






- **Court/Adjudication Processing**
- Evidence Packages
- Court Training
- Expert Witness Support




Customer Service

Public Awareness & Education

Redflex offers the only fully integrated program.

Redflex manufactures its own all-digital camera units.

Redflex operates its own processing centers and personally provides hands-on customer support for the life of the program.

REDFLEX

Back Office- Redflex Proprietary SmartOps™ Processing Application



Scene "A"
(Double Left Turn Lane)

- Vehicle clearly behind the limit line at 4/10ths of second into the red phase
- Red phase clearly visible
- Zoomed license plate image



Scene "B" >
(Double Left Turn Lane)

- Vehicle clearly committing the violation at 1.8 seconds into the red phase
- Red phase clearly visible
- Zoomed facial image


REDFLEX

Redflex Photo Enforcement Evidence with Combination SmartScene™ Video Animation

Smart Scene offers the first combined high resolution still photo evidence set combined with a video animation of the vehicle.



Strong market acceptance of this feature


REDFLEX

SmartScene^{TM}
Red light running examples




REDFLEX

Web Based Client Interfaces & Reports



POLICE
PARADISE
VALLEY
AZ
REDFLEX
Online Reports
REDFLEX

Web-Based Citation Authorization



SmartOps
Welcome to the SMARTops Incident Authorization Module.
Review and verify incidents listed to the left hand side of the screen by clicking on an incident sorted by date, citation number, or plate number. Upon choosing an incident for review, view an incident detailed image by clicking on one of four thumbnail images. Accept or reject incident views by clicking the corresponding button to the right. Upon acceptance or rejection, an incident may be validated or invalidated and is logged into a central database.

Citation Review Page

- All citations are accessed by an "inbox" format
- Citations are easily sorted and accessed



SmartOps

Citation Review Page
(Double Left Turn Lane)

- All images are clearly viewable from a single page
- Each image can be enlarged to full-page with a single-click
- All DMV & incident information plainly stated

REDFLEX

Redflex Non-Intrusive Detection System


Non Loop Based
Video Detection System
Redflex Proven Camera System

R&D- ~4% of revenues for FY05

- High Resolution Fixed Camera System
- High Resolution Mobile Camera System
- Deployment of next generation point-to-point speed detection
- Improvements to REDFLEXflash to allow prosecution over 7 lanes at night
- Non-intrusive Red-light systems delivered using video and radar detection
- Next generation Web-enabled back office processing systems

The Redflex goal is to offer the most efficient, reliable and accurate photo enforcement systems to meet and exceed market requirements within our cost goals and improve public safety.


REDFLEX

R&D- Outcomes

- New Redflex HDX camera system deployed in USA revenue service.
- HDX camera system offers the ability to enforce up to eight lanes of traffic. Expected performance is 3 to 5 times competitive video based solutions.
- HDX camera system deployment in mobile speed systems underway.
- Point-to-point speed detection.
- Web-enabled processing systems deployed.


REDFLEX

Intellectual Property Portfolio

Field Technologies

SMARTCAM®

Proprietary Digital Speed, Red Light, Red Light/Speed and Toll Enforcement Camera Systems

SMARTCAM® - DUAL

SMARTCAM Speed and Red Light Systems available as "dual" systems with frontal photography for driver identification

SMARTSCENE™

Enhanced SMARTCAM evidence set with Motion Video

SMARTCAM® - MOBILE

Mobile Radar Speed Camera System

DETECTION SYSTEMS

Piezo and loop systems to detect speed and presence

NON-INTRUSIVE TECHNOLOGIES

Slant radar and Tracking radar detection

Back-office technologies

REDFLEXSMARTOPS™

Large-scale notice processing system including vehicle/driver database and court systems

REDFLEXSMARTVIEW™

Digital Image viewing system and low volume notice processing and printing systems

REDFLEXSMARTSCAN™

High-speed high-resolution film scanning systems for red light and speed enforcement

REDFLEXSMARTDIP™

Digital image processing system for processing of digital enforcement images

SMARTCAM®-CENTRAL

Administration, control and incident details downloading software

50 man years of development delivering over 13,000 citations per day world-wide


REDFLEX

Redflex Traffic Systems
First Half Comparison of Last Corresponding Period

A$	H2 FY04	H2 FY03	Change	
Revenue	$14.72m	$8.0m	+$6.72m	84%
NPAT	$ 3.48m	$1.67m	+$1.81m	108%

Calculation made at A$ =US$0.72

REDFLEX

Redflex Traffic Systems Financial Trends


RTSI Group
18,000,000
16,000,000
14,000,000
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
-
(2,000,000)
USD
Revenue Growth 74%
Profit Growth 128%
Jan - Jun 2002
Jul - Dec 2002
Jan - Jun 2003
Jul - Dec 2003
Jan - Jun 2004
Half Year Periods
Revenue
EBITDA
NPAT

Sales & Marketing Performance Highlights

- 26 New Cities won in the USA
- City of Chicago- Potential of 100+ systems
- Victoria Red Light program.
- Western Australian back office.
- Weigh in motion trial with Vic Roads.
- Railway Crossing Enforcement With Vic Gov DOI
- South African accreditation and initial red light photo enforcement orders.

Five new cities won since 1 July 2004


REDFLEX

Example of Railway Crossing Enforcement




REDFLEX

Sales Year To Date Vs Peer Group

(September 2003 Through September 2004)


3%
13%
REDFLEX
TRANSOL
ACS
NESTOR
PEEK
LASERCRAFT
MULVIHILL

Information based on executed contracts, program commencement and available data

#	CITY NAME	VENDOR
1	Solano Beach CA	REDFLEX
2	Albuquerque NM	REDFLEX
3	Encinitas CA	REDFLEX
4	Modasto CA	REDFLEX
5	Medford OR	REDFLEX
6	Virginia Beach VA	REDFLEX
7	Stallings NC	REDFLEX
8	Paramount CA	REDFLEX
9	Encinitas CA	REDFLEX
10	Cary NC	REDFLEX
11	Chicago IL	REDFLEX
12	Stockton CA	REDFLEX
13	Knightdale NC	REDFLEX
14	Sioux Falls SD	REDFLEX
15	Vista CA	REDFLEX
16	Oceanside CA	REDFLEX
17	Emeryville CA	REDFLEX
18	Fairfield CA	REDFLEX
19	Lynwood CA	REDFLEX
20	Santa Clarta CA	REDFLEX
21	Ridgecrest CA	REDFLEX
22	Escondido CA	REDFLEX
23	Del Mar	REDFLEX
24	Greenville NC	REDFLEX
25	San Mateo CA	REDFLEX
26	Dalton GA	TRANSOL
27	Davenport IA	TRANSOL
28	Berkerly CA	TRANSOL
29	Roseville CA	TRANSOL
30	Delaware DOT	NESTOR
31	Gwinnett, GA	LASERCRAFT

25 out of 31 contracts were awarded to Redflex

REDFLEX

Sales & Marketing Performance Highlights cont.

- NSW school zones fixed speed enforcement
- Liverpool Parramatta Transitway.
- Point to Point speed enforcement
- UK Home Office approval of Lasercam and initial orders


REDFLEX

Competitive Advantages

- Technical capability of delivered systems (higher yields)
- Camera System Performance
- Quality of services
- Financial strength
- Overall experience and roll out rate
- Patent portfolio
- Citation processing and back office capability
- Satisfied customers
- Proven business team


REDFLEX

Operations Review

- Revenues growing from US$1,500,000+ in June on an increasing installed base and long term annuity contracts.
- Public data indicates Redflex systems have the highest efficiency (yield) for digital red light enforcement.
- Production capacity up 150%.
- Back office growth of ~150%.
- Cost expense control on plan.
- System performance exceeding internal and external client expectations.
- Installed base up 106% on trailing 12 months.
- Capacity to grow at current rates through 2004/05 for engineering, production and back office citation processing.


REDFLEX

Outlook

- Strong intellectual property and product portfolio in target markets.
- Continue dominant position in the USA.
- Growing European presence and contract base.
- Profitable installed base and contracted backlog in hand to grow business in FY05.
- Favourable market conditions and competitive position. New business growth expected to accelerate. Growth to 500+ systems by 30 June 2005. 1000+ systems in 2 to 4 years.


REDFLEX

Redflex Holdings Limited - Disclaimer

This presentation for Redflex Holdings Limited is intended to provide a high level overview of the operations of the Redflex Group. Unless otherwise noted, the material in the presentation is current as at 30 October 2004.

The presentation may contain forward-looking statements about assumptions, estimates and outcomes, which are based on internal business data and external sources. Given the nature of the industry, business risks, and other factors, the assumptions, estimates and outcomes are uncertain. They may be affected by internal and external factors which may have a material effect on future business performance and results. No assurance or guarantee is, or should be taken to be, given in relation to the future business performance or results of the Redflex Group or the likelihood that the assumptions, estimates or outcomes will be achieved.

While management has taken every effort to ensure the accuracy of the material in the presentation, the presentation is provided for information only. Redflex Holdings Limited, its officers and management exclude and disclaim any liability in respect of anything done in reliance on the presentation.

You should make your own enquires and take your own advice (including financial and legal advice) before making an investment in the company's shares or in making a decision to hold or sell your shares.


REDFLEX





Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

Two New USA Contracts & 385th Installation.

22 November 2004: The directors are pleased to announce that Redflex Traffic Systems Inc, a company of the Redflex Group, has been awarded two new USA build-own-operate-maintain contracts to provide public safety solutions for photo enforcement programs, signed two renewal options for existing USA contracts and won $1,000,000 in additional sales to international customers.

Redflex will deliver a red light and fixed speed combination enforcement program for the City of Northwood Ohio, adjacent to Redflex's existing program in the City of Toledo. The contract is for five years with two one year options for four approaches with an option for a Mobile Speed Van.

The second new contract is with the City of Sylvania, Ohio north west of the City of Toledo. The contract is for five years with two one year options for up to 16 approaches in eight intersections with an option for a Mobile Speed Van

Redflex Traffic Systems has also received approval for annual term extensions in the Cities of Beaverton Oregon and Fort Collins Colorado.

New orders have been won for additional combination fixed red light and speed enforcement systems in South Africa and portable Lasercam systems in Tasmania for a total value of approximately $1,000,000.

Bruce Higgins President and CEO of Redflex Traffic Systems in commenting on the new programs said "The award of the red light enforcement programs with both these towns in Ohio complement our existing programs in the Cities of Toledo and Dayton. Our combination red light and speed enforcement system that will be used in these contracts is the most technically capable system to improve public safety through photo enforcement."

"Since our AGM in November 2003 Redflex has installed 188 systems in the USA taking our installed base to 385 systems after accounting for changes in wet film systems. This represents a growth rate of 95% on a trailing 12 month basis. Our progress in the City of Chicago has been excellent where we have installed 40 red light photo enforcement systems and achieved an excellent record of systems performance and reliability. Initial data indicates that this program is achieving the public safety goals through over 67,000 citations issued from the initial 20 systems since the program commenced 12 months ago."

Redflex Holdings Limited will hold the Annual General Meeting (AGM) at the Australian Stock Exchange Theatrette, 530 Collins Street Melbourne on Tuesday 23 November at 10.00 AM.

Redflex Traffic Systems Inc. has contracts with 71 cities world-wide in ten countries and is the largest provider of digital red light photo enforcement services in North America, with contracts in 56 cities and towns across eleven states has led the market in installed systems, installation rate, and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
grahamd@redflex.com.au
(03) 9674 1888

Bruce Higgins
President and CEO
Redflex Traffic Systems Inc.
bruceh@redflex.com
0011-1-480-9987478


REDFLEX
HOLDINGS

Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9696 1411 www.redflex.com.au

Release to Australian Stock Exchange

Share Purchase Plan

10 November 2004: The directors are pleased to advise details of the Share Purchase Plan announced on 12 October. Please find attached Chairman's letter, Application Form and Terms and Conditions being mailed to shareholders today.

For further information:

Marilyn Stephens
Company Secretary
marilyn.stephens@redflex.com.au
(03) 9674 1712

Graham Davie
Chief Executive Officer
graham.davie@redflex.com.au
(03) 9674 1888

SHARE PURCHASE PLAN

8 NOVEMBER 2004


REDFLEX
HOLDINGS

For your prompt attention
Offer closes 29 November 2004

DEAR SHAREHOLDERS

The directors of Redflex Holdings Limited ("RHL") are pleased to provide details of the Share Purchase Plan that was announced on 12 October. The Plan provides shareholders with an opportunity to increase their shareholding in the Company on favourable terms that are typically only available to large, institutional shareholders.

Your Company recorded very positive results for the last financial year with strong growth and record profits. Our USA operations continue to perform exceedingly well and our order book continues to grow at a steady rate. The net proceeds of the Plan will provide working capital and will complement the Company's business revenues and the secured banking credit facilities that were successfully negotiated by the Company in the last financial year.

Shareholders on the register of members of RHL as at 5 November 2004 with addresses in Australia or New Zealand ("Eligible Shareholders") are eligible to participate in the Plan. If trustees or nominees are expressly noted on the register of members as holding shares on account of a named beneficiary, such trustees or nominees are also entitled to participate in respect of all those beneficiaries separately noted on the register of members. To the extent that a registered holder holds shares on behalf of another person resident outside Australia or New Zealand, it is the responsibility of the holder to ensure that any acceptance is in compliance with all applicable foreign laws.

All Eligible Shareholders, irrespective of the size of their shareholding, may participate in the Plan. Eligible Shareholders with less than marketable parcels may wish to use the Plan to increase their shareholding.

Subject to the terms of the Plan, every Eligible Shareholder will be entitled to acquire a parcel of fully paid ordinary shares valued from $1,000 up to a maximum of $5,000 direct from RHL, at a discount of 7.5% to the market price of the Company's ordinary shares sold on ASX, calculated over the last 5 business days before the date of issue. The market price of RHL's ordinary shares may change between the date of this offer and the date when the shares are issued under the Plan.

No brokerage nor commission will be payable by Eligible Shareholders who elect to participate in the Plan and offers under the Plan are not renounceable.

Shares issued will rank equally with existing fully paid ordinary shares. Fractional entitlements will be rounded up.

If you wish to apply for shares under the Plan, please complete the enclosed application form in accordance with the instructions on the form and forward it to RHL's share registry at the address shown on the form, together with your payment by cheque or bank draft. Completed application forms and full payment must be actually received by RHL's share registry prior to the close of the offer at **5.00pm (Melbourne time) on 29 November 2004**. Applications received after that date may not be accepted.

It is anticipated that shares will be issued under the Plan on or about 6 December 2004. It is the responsibility of Eligible Shareholders to determine their allocation prior to trading in shares that have been applied for. Eligible Shareholders who trade in shares before they receive their holding statements do so at their own risk.

If you have any questions in relation to applying for shares under the Plan, please contact the Company Secretary, Marilyn Stephens. Alternatively, call 1300 659 357, for the Redflex Share Purchase Plan Call Centre at Computershare Investor Services.

You should seek independent advice from your financial or other professional adviser in relation to whether your application for shares is an appropriate investment for you.

Christopher Cooper

Chairman



Redflex Holdings Limited
ABN 96 069 306 216

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 52 Melbourne
Victoria 8060 Australia
Enquiries (within Australia) 1300 659 357
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2500
web.queries@computershare.com.au
www.computershare.com

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

Securityholder Reference Number:
Entitlement Number:
Record Date: 5 November 2004
Offer Closes: 5pm AEST 29 November 2004

THIS DOCUMENT IS IMPORTANT. IF YOU ARE IN ANY DOUBT AS TO HOW TO DEAL WITH IT, PLEASE CONTACT A PROFESSIONAL ADVISER.

Share Purchase Plan Acceptance Form Offer closes at 5:00pm (Melbourne time) on 29 November 2004

A Share Purchase Plan Application

I/we wish to apply for the number of shares set out below in accordance with the terms and conditions of the Redflex Holdings Limited ("RHL") Share Purchase Plan ("Plan"), which are set out on the back of this application form.

ACKNOWLEDGEMENTS AND CERTIFICATION

By completing this form and forwarding a cheque or bank draft in payment of the application monies, I/we acknowledge that I/we have read and understood the terms and conditions of the Plan, certify that the aggregate of the application price for the ordinary shares the subject of this application and any other ordinary shares applied for by me/us under the Plan or any similar arrangement in the 12 months before the application does not exceed $5,000, authorise RHL to place my/our name on the register of members in respect of the shares which are issued to me/us under the Plan and agree to be bound by the Constitution of RHL.

HOW TO APPLY

If you wish to apply for shares, complete this application form and forward it to RHL's share registry at the address shown below, together with your payment by cheque or bank draft. Your cheque or bank draft should be made payable to 'Redflex Holdings Limited' and crossed 'not negotiable'. Please ensure you submit the correct amount. Incorrect payments may result in your application being rejected. *[A reply paid envelope is enclosed for shareholders in Australia. New Zealand shareholders will need to affix the appropriate postage.]*

Application forms and cheques or bank drafts must be actually received by RHL's share registry at the address shown on this form no later than **5.00pm (Melbourne time) on 29 November 2004**. You should allow for time constraints imposed by mail services. Applications are irrevocable. The offer is non-renounceable.

Mailing Address	**Delivery Address**
Computershare Investor Services Pty Limited GPO Box 52 Melbourne Vic 8060	Computershare Investor Services Pty Limited Yarra Falls, 452 Johnston Street Abbotsford VIC 3067

No signature is required on this application form.

Cheques are to be made payable to Redflex Holdings Limited
Cross cheques "not negotiable". Please ensure you submit the correct amount. Incorrect payments may result in applications being rejected.

Please note: Payments may only be made by cheque or bank draft in Australian dollars and drawn on an Australian branch of a financial institution. Cash payments will not be accepted via the mail or at Computershare Investor Services Pty Limited.

This offer is non-renounceable
Detach here and return Acceptance Form and Cheque in the envelope provided



Redflex Holdings Limited

Pin cheque(s) here. Do not staple.

B Acceptance Form

I/We hereby apply for a parcel worth $A ____________ of fully paid ordinary shares in Redflex Holdings Limited.
(Must be no less than A$1,000 and no more than A$5,000.) * These share amounts may be subject to scale-back in accordance with the terms of the SPP.

Payment Details

Drawer	Cheque Number	BSB Number	Account Number	Amount of cheque
				A$

Make your cheque or bank draft payable to Redflex Holdings Limited
Enter your contact details

Contact Name	Telephone Number - Business Hours / After Hours
	( )



Terms and Conditions
Redflex Holdings Limited Share Purchase Plan

Participation in the Plan

1. All persons registered as holders of fully paid ordinary shares of Redflex Holdings Limited ("RHL") on **5 November 2004 (Record Date)** with a registered address in either Australia or New Zealand ("Eligible Shareholders") may participate in the Share Purchase Plan (the "Plan"). The Board of RHL has determined that it is unlawful or impractical for the Plan to be offered to shareholders of RHL whose address on the register is in a country outside of Australia or New Zealand.
2. Participation in the Plan is optional and is subject to these terms and conditions.
3. Offers made under the Plan are dated 10 November 2004 and are not renounceable and shares may be issued only to the shareholder to whom they are offered.
4. Eligible Shareholders may apply for a parcel of Fully Paid Ordinary shares in RHL worth no less than A$1,000 and no more than A$5,000.
5. No Eligible Shareholder will be issued with shares with an application price totalling more than $5,000 in any consecutive 12 month period. The maximum value of $5,000 will apply even if a shareholder receives more than one offer from RHL (for example as a result of holding more than one shareholding under separate share accounts).
6. RHL reserves the right to reject any application for shares or scale back all applications for shares on a pro rata basis to the extent that it considers that the application (whether alone or in conjunction with other applications) does not comply with these terms and conditions, any law or the ASX Listing Rules (including the applicable exemptions relating to share purchase plans set out in ASX Listing Rules 7.2 and 10.12) and any unapplied application monies will be refunded without interest.
7. By completing the application form and providing a cheque or bank draft in Australian currency in payment of the application monies, each Eligible Shareholder:
   (a) certifies that the aggregate of the application price for the ordinary shares the subject of the application and any other ordinary shares applied for by the shareholder under the Plan or any similar arrangement in the 12 months before the application does not exceed $5,000; and
   (b) authorises RHL to place its name on the register of members in respect of the shares which are issued to the Eligible Shareholder under the Plan and agrees to be bound by the Constitution of RHL.
8. Applications may only be made on the application form despatched to shareholders and, to be valid, must be actually received by RHL's share registry at the address shown on the application form prior to 5pm (Melbourne time) on **29 November 2004 (Closing Date)**. Applications received after that date may not be accepted, at the discretion of RHL. If the exact amount of application monies is not tendered with the application form, RHL reserves the right to reject the application. Applications and payments under the Plan may not be withdrawn once they have been received by RHL's share registry.

Joint shareholder and nominee/trustee shareholders

9. If two or more persons are recorded in the register of members as jointly holding shares in RHL they are taken to be a single registered holder and a certification by any of them pursuant to paragraph 7(a) is taken to be a certification by all of them.
10. If on the **Record Date** a trustee or nominee is expressly noted on the register of members as holding shares or interests on account of another person (a "Beneficiary"):
    (c) the Beneficiary is taken to be the registered holder in regard to those shares; and
    (d) any application for the issue of shares or certification for the purposes of paragraph 7(a) by, and any issue of shares to, the trustee or nominee, is taken to be an application or certification by, or an issue to, the Beneficiary.

Issue Price

11. Shares under the Plan will be issued at a discount of 7.5% to the volume weighted average price of the Company's ordinary shares sold on ASX, calculated over the last 5 days on which sales are recorded before the date of issue. This means that changes in the market price of RHL's ordinary shares over the last 5 days on which sales are recorded before the date of issue of shares under the Plan will be reflected in the issue price. Eligible Shareholders should note that there is a risk that the market price of RHL's ordinary shares may change between the date of the offer and the date upon which shares will be issued under the Plan. Therefore the issue price of shares under the Plan may be more or less than the price of RHL shares as at the date of this offer, notwithstanding the 7.5% discount.

Issue of Shares

12. Shares issued under the Plan will rank equally in all respects with all other fully paid ordinary shares in RHL on the date of issue. RHL will, at the appropriate time, make application for the shares allotted to be listed for quotation on the official list of ASX.
13. The shares will be issued on or about **6 December 2004**, but in any event no later than 3 months after the Closing Date.
14. Fractional entitlements will be rounded up.

Costs of Participation

15. No brokerage, commissions or other transaction costs will be payable by Eligible Shareholders in respect of the application for, and issue of shares under, the Plan.

General

16. RHL may determine, in any manner it thinks fit, any disputes or anomalies which arise in connection with or by reason of the operation of the Plan, whether generally or in relation to any applicant or application for shares. The decision of RHL will be conclusive and binding on all persons to whom the determination relates.
17. RHL reserves the right to waive compliance with any provision of the Plan's terms and conditions.
18. RHL reserves the right to amend or vary these Terms and Conditions and to suspend, terminate or cancel the Plan at any time.

If your address has changed from the address shown on the form overleaf, please return with this Application Form and payment, a separate letter, duly signed by you, advising of your new address.

Lodgement of Share Purchase Plan Application Form

Share Purchase Plan Forms must be received at the Melbourne office of Computershare Investor Services Pty Limited by no later than 5.00pm (Melbourne Time) on 29 November 2004. Return the Share Purchase Plan Form to:

Computershare Investor Services Pty Limited
GPO Box 52
MELBOURNE VIC 8060
AUSTRALIA

OR

Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
ABBOTSFORD VIC 3067
AUSTRALIA

Privacy Statement

Personal information is collected on this form by Computershare Investor Services Pty Limited ("CIS"), as registrar for securities issuers ("the issuer"), for the purpose of maintaining registers of securityholders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to our related bodies corporate, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by CIS, or you would like to correct information that is inaccurate, incorrect or out of date, please contact CIS. In accordance with the Corporations Act 2001, you may be sent material (including marketing material) approved by the issuer in addition to general corporate communications. You may elect not to receive marketing material by contacting CIS. You can contact CIS using the details provided on the front of this form or E-mail privacy@computershare.com.au

If you have any enquiries concerning the Share Purchase Plan Offer please contact Computershare Investor Services Pty Limited on telephone 1300 659 357.

Eligible Shareholders considering participating in the SPP may wish to seek advice from their financial adviser to clarify the taxation and financial implications of their participation.

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: Redflex Holdings Limited

ACN/ARSN:

1. Details of substantial holder (1)

Name: JPMorgan Chase & Co. and its affiliates

ACN/ARSN (if applicable): N/A

The holder became a substantial holder on 3/NOV/2004

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary	4,472,764	4,472,764	5.35%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
JF Capital Partners Limited	Investment Management	4,472,764

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
N/A			

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
See Appendix				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
JPMorgan Chase & Co.	270 Park Avnuen, New York, USA

Signature

print name	LAM CHEE KIN	capacity	VP / JPMorgan Chase Bank
sign here		date	4th/Nov/2004

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the *manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of* persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) *any relevant agreement or other circumstances by which the relevant interest was acquired.* If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) *any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of,* the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "*unknown*".

(9) *Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was* acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

APPENDIX

For the period between 4-Jul-2004 to 3-Nov-2004						
Transaction date	Entity	Instruments	Type of transaction	Ccy	Price	Quantity
5-Jul-04	JFCP	Redflex Holdings Limited	Purchase	AUD	2.41	22,766
6-Jul-04	JFCP	Redflex Holdings Limited	Purchase	AUD	2.43	32,200
7-Jul-04	JFCP	Redflex Holdings Limited	Purchase	AUD	2.45	98,055
15-Jul-04	JFCP	Redflex Holdings Limited	Purchase	AUD	2.60	41,277
16-Jul-04	JFCP	Redflex Holdings Limited	Purchase	AUD	2.69	62,748
19-Jul-04	JFCP	Redflex Holdings Limited	Purchase	AUD	2.80	87,500
20-Jul-04	JFCP	Redflex Holdings Limited	Purchase	AUD	2.80	54,140
21-Jul-04	JFCP	Redflex Holdings Limited	Purchase	AUD	2.80	88,528
22-Jul-04	JFCP	Redflex Holdings Limited	Purchase	AUD	2.80	10,000
23-Jul-04	JFCP	Redflex Holdings Limited	Purchase	AUD	2.80	88,713
26-Jul-04	JFCP	Redflex Holdings Limited	Purchase	AUD	2.80	18,300
27-Jul-04	JFCP	Redflex Holdings Limited	Purchase	AUD	2.80	117,080
17-Aug-04	JFCP	Redflex Holdings Limited	Purchase	AUD	2.62	137,025
18-Aug-04	JFCP	Redflex Holdings Limited	Purchase	AUD	2.50	81,000
3-Nov-04	JFCP	Redflex Holdings Limited	Purchase	AUD	3.20	319,958
4-Jul-2004 to 3-Nov-2004	JFCP	Redflex Holdings Limited	Transfer In			99,665

JFCP = JF Capital Partners Ltd

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	REDFLEX HOLDINGS LIMITED
ABN	96 069 306 216

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BRUCE HIGGINS
Date of last notice	02/02/04
Date of this notice	29/10/04

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	28/10/2004
No. of securities held prior to change	1,800,000
Class	Unlisted Options (RDFAR)
Number acquired	Nil
Number disposed	Exercise of 300,000 Options and sale of resulting ordinary shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	On market
No. of securities held after change	1,500,000 Unlisted Options (RDFAR)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of Options and on market trade of resulting shares.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
Date of change	Nil
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil
Interest acquired	Nil
Interest disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil
Interest after change	Nil

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	REDFLEX HOLDINGS LIMITED
ABN	96 069 306 216

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBIN DEBERNARDI
Date of last notice	7 January 2004
Date of this notice	29 October 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	related party
Date of change	28 October 2004
No. of securities held prior to change	As the registered holder 165,324 Ordinary Shares (RDF) As not the registered holder 3,059,049 Ordinary Shares (RDF)
Class	Fully paid ordinary shares
Number acquired	nil
Number disposed	120,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	On market trade
No. of securities held after change	As the registered holder 165,324 Ordinary Shares (RDF) As not the registered holder 2,939,049 Ordinary Shares (RDF)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	on market trade

Part 2 – Change of director's interests in contracts

Detail of contract	no change
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.




Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

REDFLEX HOLDINGS LIMITED

ABN

96 069 306 216

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	320,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued pursuant to the exercise of unlisted employee options.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	300,000 at $0.50 20,000 at $0.5979
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	These shares were issued pursuant to the exercise of unlisted employee options 300,000 RDFAR 20,000 RDFAS
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28/10/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
83,526,428	Ordinary Shares (RDF)

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
5	Employee Shares fully paid (RDFAI)
60,000	Options expiring 20/5/06 exercisable at $1.52 (RDFAO)
20,000	Options expiring 11/1/06 exercisable at $1.66 (RDFAP)
500,000	Options expiring 30/6/05 exercisable at $4.98 (RDFAQ)
1,500,000	Options expiring 01/02/08, exercisable at $0.50 (RDFAR)
2,490,000	Options expiring 30/09/08, exercise price at date of issue is $0.58 and will increase at the compounding rate of 3% per annum until exercised (RDFAS)
1,348,000	Options expiring 2/6/2009. exercise price is the VWA price of RDF for the last five business days prior to 2 June 2004 ($2.06), adjusted by the movement in the ASX All Ordinaries Index calculated as a percentage from 2 June 2004 being the grant date, to the last business day of the month prior to the date of exercise. (RDFAT)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue – Not applicable

11	Is security holder approval required?	not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X 320,000 Ordinary Shares

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities - Not applicable

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Marilyn Stephens
28 October 2004

== == == == ==


REDFLEX
HOLDINGS

Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

Chairman's and CEO's Reports
Notice of AGM

22 October 2004. The Directors are pleased to provide the Chairman's and CEO's Reports. These reports are included in the Company's 2004 Annual Report being mailed to shareholders.

Also attached is Notice of the Company's annual general meeting being held 23 November 2004 and included with the Notice is an Explanatory Statement. The Notice and Statement, together with a proxy form are also being mailed.

The full Annual Report will be available from the Company's website www.redflex.com.au.

For further information:

Marilyn Stephens
Company Secretary
Redflex Holdings Limited
marilyn.stephens@redflex.com.au
(03) 9674 1712

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
(03) 9674 1888



FELLOW SHAREHOLDERS

I am pleased to advise that the 2003/2004 financial year was a very positive one for our company. It was a year of continuing strong growth and record profits, and one in which our leading position in the US market has been secured. The Board is confident that the Company has successfully stabilized its activities and that the future is bright.

Our USA operations performed very strongly over the year. In the course of the 12 months, our installed base increased from 135 systems to 301. By the end of the 2004/2005 financial year we are confident that the number of installations will have increased beyond 500. Our order book continues to grow at a steady rate and, at the time of writing, we have contracts with a total of 53 cities in 11 separate states. The division is strongly and increasingly profitable. Substantial free cash flow has been generated enabling much of our growth to be internally funded. We already have a substantial lead in the USA market in digital traffic camera enforcement. Current market trends are such that we can realistically anticipate achieving overall traffic camera enforcement market leadership in the USA within the next year or so.

The equipment for our USA operations is manufactured by the Australian Traffic division. It also has performed very strongly over the financial year. It has capably met all the equipment requirements of the USA operation and has simultaneously operated very successfully in hardware and software sales throughout Australia and internationally. During the year, a number of significant achievements occurred including the acquisition of all the principal assets of our most significant Australian rival and the opening of a representative office in the United Kingdom.

Our equipment has proven to be world leading in terms of performance levels, efficiency and, of critical importance, reliability. The Australian Traffic division was significantly profitable in its own right and, once again, the future looks bright.

The rapid expansion of our Traffic divisions, particularly in the USA, necessitated the obtaining of significantly expanded banking credit facilities. Your Board is very conscious of the enormous financial support that has been provided by shareholders in recent years in the form of equity funding. That being so, high priority was given to attempting to locate bank debt financing on favourable terms to balance the funding mix. In this regard, we were delighted to successfully negotiate a US$13 million credit facility with the Harris Trust and Savings Bank of Chicago (a 100% subsidiary of the Bank of Montreal). The facility is geared to our USA operation and has been negotiated on an interest only basis at a highly attractive interest rate currently less than 4% per annum. The facility was activated shortly after the end of 2004 financial year and, as at the date of writing, is operating most satisfactorily from the viewpoint of all parties. Your Board anticipates that the banking relationship that has been established will serve the Company well for many years to come.

It is particularly gratifying that the traffic camera operations of the Company are not only commercially highly attractive, but certainly, at least as importantly, are socially beneficial. Research data makes it very clear that these products have a significant positive effect on driver behaviour and public safety. We should all be proud of that aspect of our commercial operations.

The Communications division, conversely, continues to find trading conditions difficult. Whilst a substantial operating loss was incurred some comfort can be taken from the fact that the division operated close to break even in the second half of the financial year and that the order book for the 2004/2005 financial year is in significantly better shape than was the case 12 months ago. The division, however, continues to be given very close attention by your Board.

During the 2003/2004 financial year the Board was pleased to welcome Mr. Bruce Higgins into its ranks as an Executive Director in recognition of his achievements in the Traffic division. Mr. Higgins has been head of the Traffic division for the last three years with particular focus on the USA operation where he has now been based for the last year and a half.

We take this opportunity to thank the company's shareholders for their long standing loyal support. Your Board is delighted that shareholders have been rewarded over the last two years with a substantial increase in the value of their shares.

Most importantly, we also wish to put on record our thanks for the loyalty and dedicated hard work provided by the company's staff. They can be justly proud of their achievements.

Christopher Cooper

Chairman

30 September 2004

The 2003/04 financial year has been a year of significant progress for your company with outstanding growth in revenues and profits. We expect to deliver a further improvement in performance for the 2004/05 year. We have a strong base of committed contracts and funding now in place to grow the business to the point where, based on our projections, further growth can be funded from operating cash flow.

Financial performance	Actual 03/04	Actual 02/03
Revenue ($m)	33.3	23.5
Earnings before interest, taxation, depreciation and amortisation (EBITDA) ($m)	8.5	0.1
Operating profit after tax ($m)	3.3	(3.7)
Research and development costs as a percentage of operating revenue (%)	6.1%	7.8%
Weighted average number of shares (million)	76.0	56.2
Basic Earnings per share (cents)	4.4	(6.6)
Earnings per share based on earnings before interest, tax, depreciation and amortisation (cents)	11.2	0.2
Financial position		
Current Assets ($m)	22.8	18.9
Non-Current Assets ($m)	36.3	25.9
Current Liabilities ($m)	9.0	5.6
Non-Current Liabilities ($m)	0.5	2.5
Shareholders' Equity ($m)	49.2	36.6

CHIEF EXECUTIVE OFFICER'S REPORT



HIGHLIGHTS

Major highlights are:

Profitable Performance

- A profit of $3.3 million which represents a $7.0 million turnaround from a loss of $3.7 million for the previous year. Profit for the second half was $2.5 million, compared with the first half profit of $0.8 million.
- Revenue increased by over 41% from $23.5 million to $33.3 million.
- Earnings Before Interest Taxation Depreciation and Amortisation (EBITDA), our major index of operating performance, was also significantly higher at $8.5 million, up from $0.1 million for the prior year.

Funding

- Strong support from shareholders and new investors with $13.9 million equity raised through a Share Purchase Plan, placements and exercise of options.
- A revolving debt facility with USA based Harris Savings and Trust Bank for USD 13.0 million (AUD 18.4 million) was put in place in August 2004, to fund continued growth in the traffic business in the USA.
- Operating cash flow improved from the previous financial year by $9.7 million to $5.6 million.

Traffic

- Revenues in the USA have continued their strong growth as new systems have been rolled out progressively at an increasing rate. Recurring revenue also continues to grow with each camera system installed, with contracts typically being for a five year period with potential extensions.
- The installed base in the USA at the end of June 2004 was on target at 301 systems. This is an increase of 123% over the 135 installed systems at the end of June the previous year.
- New contracts were signed with 28 cities and towns in the USA, with renewals and extensions in a further 7 cities or towns since 1 July 2003 indicating a very strong current order book.
- The rollout capacity has been expanded further to support sustainable average implementation rates in excess of 17 per month for the 2004/05 financial year.
- Four new major traffic photo-enforcement contracts in Australia demonstrate Redflex' increasing success in the market.
- Completion of the acquisition of the assets of competitor Poltech Limited and its subsidiary Locktronic Pty Ltd, and initial sales of the LaserCam product acquired from Poltech to the UK and South Africa.

Communications

- Four new Communications contracts have been signed direct with the US Department of Defense – two Army, one Navy and one AirForce.
- A major contract has been won with the US Air Force through our US based partner Innovative Solutions Corporation. This contract is expected to result in up to AUD 17 million revenue over five years.
- Further significant contracts for defence communications systems have been won with other customers in Australia and overseas.
- An R&D START Grant of $2.8 million over two and a half years was awarded by the Australian Government to develop the Switchplus® Gen 3 product line.

The installed base in the USA at the end of June 2004 was on target at 301 traffic camera systems compared with 135 at the end of June 2003 – an increase of 123%.



REDFLEX TRAFFIC SYSTEMS

Redflex Traffic Systems' two photo enforcement businesses – our retail business in the USA and its international business (principally Australian based) both achieved strong growth in orders, revenue and profitability during the year. Redflex now has contracts with [illegible] cities worldwide in [illegible] countries. Both operating businesses are positioned well within their respective market sectors and have proven business teams to deliver against our business plans.

The USA business is based on a Build, Own, Operate model whereby Redflex provides a full suite of outsourced services in support of red light and speed photo enforcement programs with cities. Redflex retains ownership of installed camera systems and operates a high volume processing centre to process infringements. Contracts with cities are typically for five years with two one-year optional extensions. Redflex shares in the revenues from these programs either through a fixed monthly fee or a fee per citation.

The Australian based business model is different and involves the sale of traffic camera systems and associated services to clients who are state government agencies in Australia and key government related clients in other countries. We have direct representation in [illegible] for the European market and representative agents in a number of other countries.

Key details on the business results over the past 12 months are:

USA Traffic Business

Redflex has extended its position as the largest provider of digital red light photo enforcement services in North America with contracts in [illegible] cities and towns across eleven states.

Redflex has led the market in the number of red light photo enforcement systems installed over a 12 month period and, based on new contracts signed, is the leading vendor by market share over the past 12 months.

The business has performed strongly over the past 12 months as measured by the following key measures:

- The first USD 1.0 million per month revenue for this business was announced at the Annual General Meeting in November 2003. Seven months later in June 2004, our US operations achieved the first month of sales in excess of USD 1.7 million on a similar basis – a 70% growth in seven months.
- The installed base of 301 camera systems at the end of the financial year represents a growth rate of 123% in installed systems from the 135 systems installed at 1 July 2003.
- We have a strong portfolio of signed contracts with USA municipalities that support continued installation at rates in excess of 17 systems per month.
- We expect to have installed a total of approximately 400 systems by 31 December 2004 and in excess of 500 systems by June 2005.

Subsequent to 30 June 2004 Redflex announced a new facility of USD 13.6 million (AUD 19.4 million) with Harris Trust & Savings Bank based in Chicago primarily to finance the growth of the current programs in the USA. The finance facility will allow the USA business to continue to grow at an average rate in excess of 17 systems per month and remain within the terms of the facility to the point where growth will be fully funded from cash flow from within the business.

During the year, we achieved a record in new orders with [illegible] cities contracting with Redflex for new photo enforcement programs. Within these orders there were [illegible] new clients in California, [illegible] in South Dakota, four in North Carolina and one each in Illinois, Virginia, Oregon and Georgia. This is particularly pleasing as our strategy to extend our geographic presence in the USA market is on track and we have demonstrated our ability to grow within markets where our competitors have existing activities.

Towns and cities won during the 2003/04 financial year were:

Chicago IL	Upland CA
Hawthorne CA	Cary NC
Rome GA	Stockton CA
Knightdale NC	Sioux Falls SD
Visalia CA	Oceanside CA
Emeryville CA	Fairfield CA
Lynwood CA	Santa Clarita CA
[illegible] CA	Escondido CA
Del Mar CA	Maywood CA
Encinitas CA	Solana Beach CA
Virginia Beach VA	Stallings NC
Medford OR	Greenville NC
Paramount CA	San Mateo CA

We have also signed contracts in two new cities for the 2004/05 financial year, one in Modesto, California and one in Albuquerque in the State of New Mexico, a new state for Redflex.

During the year we negotiated changes or renewals with several existing clients and achieved 100% retention of existing clients. The existing client contract changes were with Garden Grove CA, Toledo OH, Beaverton OR, Upland CA, Escalon CA, Scottsdale AZ and Chicago IL. We have completed installation of the first 20 red light photo enforcement systems in Chicago and have commenced work on the next 20 systems.

The pipeline of selections, bids and prospects is strong, and the overall market environment both with prospective clients and the general public is strongly supportive of our business model and our value proposition. New states within the USA have legislative initiatives in progress that expand our market opportunity.

Back office processing operations are meeting the requirements created by the strong installation program and growth in new cities. The efficiency of our software systems and processes has been improved to enable











lower operating expense on an average activity basis. Based on available data, we assess our operations efficiency to be the best in the industry on a cost per citation basis.

New features have been introduced into our photo enforcement products to ensure we remain at the forefront of the industry.

Non USA based Traffic business

The non-USA based Traffic business includes Australia, South Africa, United Kingdom, Europe and the Middle East.

Market share in Australia has continued to strengthen, with Redflex the number one digital enforcement company in the market.

The Australian based Traffic business has delivered impressive performance with contracts signed in a number of jurisdictions, and development of key opportunities. New major contracts announced were: The West Australian back office development; a point-to-point speed system for the Roads and Traffic Authority in NSW; sales of camera systems, both fixed and the mobile LaserCam to South Africa; sales of the LaserCam product to customers in the UK; maintenance arrangements in NSW; and a contract to supply speed cameras to Tasmania. Redflex operates in a competitive environment and has demonstrated its superior capabilities to this range of customers.

Redflex received an order for new Point-to-Point Speed Enforcement Systems for trial with the Roads and Traffic Authority throughout New South Wales and we have opened an office in New South Wales to provide local support services in this growing market.

The order for the Western Australian Police notice processing system back-office was won during the year. The first phase has been delivered and is undergoing customer testing. Using the latest technologies, the system will be one of the largest photo enforcement notice processing centres in the world.

During the year, Redflex acquired the assets and intellectual property of its largest local competitor, Poltech International Limited and its subsidiary Locktronic Pty Ltd. The integration of the Poltech products, selected staff, and intellectual property has been completed and overall results have exceeded expectations. Additional maintenance contracts, upgrades and support services have been contracted and delivered for Poltech cameras in New South Wales and Tasmania. Sales of Lasercam systems to South Africa have also been made. We are pleased with the progress in sales of systems related to the former Poltech intellectual property.

The Redflex presence in Europe continues to grow, with sales of the Lasercam Mobile Speed Enforcement Camera in the UK. Eight systems have been sold to five jurisdictions in the United Kingdom. An office has been established in the United Kingdom with the appointments of a Director of Sales and technical staff. Redflex has also received an order for a pilot camera system in Greece for fixed speed photo enforcement to be installed after the Olympics. We are selectively looking for opportunities to apply our technology and business models to the European market.

The research and development program for the Traffic business has continued with new projects committed to maintain our leadership with existing products and to develop new products. Expenditure on R&D will continue through the 2004/05 financial year to meet identified needs for new products that meet our return on investment criteria.

Manufacturing of photo enforcement systems has increased to meet the increased requirements for government clients and to support the higher installation schedule for USA systems. Our capacity to manufacture photo enforcement systems meets our requirements.





An Australian Government START grant of $2.8 million for Research and Development was awarded to Redflex Communications to assist with the development of the next generation Switchplus® Gen3 product over a period of two and a half years.



REDFLEX COMMUNICATIONS SYSTEMS

Redflex Communications Systems (RCS) generated revenues of $9.4 million for the 2003/04 financial year, up 15% on the previous financial year. After a poor result in the first half (an operating loss of $369,000), RCS showed significant improvement in the second half and recorded an operating loss of $77,000 for that period. This is below Directors' expectations, however a profit is projected for the 2004/05 financial year, with a significant amount of the revenues necessary to achieve that already committed.

RCS provides complex communications systems to government and government related clients, either directly or through major prime contractors. RCS business comprises typically fixed price contracts to supply our specialised Switchplus based communications equipment and engineering services to design, build and commission systems to customers' requirements.

Over the 2003/04 financial year progress was made in delivering communications systems to key clients including the Royal Australian Air Force, Lockheed Martin, Tenix Defence Systems and the US Department of Defense.

The following contracts have been signed with key customers since July 2003:

- A secure voice conferencing system and a secure video conferencing facility for the US Army were ordered and delivered.
- A deployable communications system was delivered to the US Navy in support of the Deployable Joint Command and Control Program Office.
- Communications systems were provided and installed for the US Air Force in the UK.
- A major contract has been won in conjunction with Innovative Solutions in the USA to provide communications for the US Air Force as part of the Battlefield Control System – Mobile. The contract is expected to result in revenues of up to $17 million over the next 5 years.
- An upgrade to the onboard communications systems for Royal Australian Navy's Landing Platform Amphibious ships has been developed and is currently being installed.
- Extensions to air defence contracts with Lockheed Martin have been negotiated.
- The Mexico Department of Defence has ordered and taken delivery of a communications system.

An Australian Government START grant of $2.8 million for Research and Development was awarded to Redflex Communications to assist with the development of the next generation Switchplus® Gen3 product over a period of two and a half years. This will ensure that RCS product continues to be competitive in its specialised global markets.

FINANCING

Through the financial year and subsequently, a number of financing initiatives have taken place to ensure that there is sufficient funding for the rapid growth in the Build-Own-Operate business in the USA, and to ensure that there is sufficient working capital for all areas of operation.

Share Purchase Plan

In October 2003 a Share Purchase Plan was announced for the second year in succession and the response resulted in an injection of approximately $[illegible] million in capital.

Share Placement

A share placement, which was targeted at sophisticated and professional investors from the existing shareholder base, was well supported and the allocations had to be scaled back because of the level of demand. This placement raised approximately $6.7 million.

Exercise of December Options

At the end of December 2003, approximately 3.3 million listed options with an exercise price of $1.10 were exercised, resulting in a further capital injection of approximately $3.6 million.

National Australia Bank

In August 2003, the National Australia Bank agreed to extend its debt facility to Redflex to a total of USD 5 million. This provided further funding for the traffic camera rollout in the USA. The NAB has now been fully paid out following the completion of the finance facility with Harris Trust and Savings Bank.

Harris Trust and Savings Bank

During the later part of the 2003/04 financial year, Redflex pursued further significant debt financing to ensure that the longer term rollout of camera systems under committed and new contracts was appropriately underpinned. Harris Trust and Savings Bank, a major US based bank, offered attractive facilities to the group and Redflex Traffic Systems Inc entered into an agreement for a USD 13 million (A$18.5 million) revolving debt facility in August 2004. This facility is particularly significant in that, based on current growth plans, it provides the financing to take the company to the point at which future growth can be financed from operating cash flow.

CORPORATE GOVERNANCE

With the introduction of the Australian Stock Exchange (ASX) Corporate Governance Principles and Recommendations, there has been an enhanced focus by the Board on Corporate Governance. The Board supports and endorses the ASX Principles of Good Corporate Governance and Best Practice Recommendations and over the year has reviewed corporate governance practices and processes.

A report on Redflex Corporate Governance is included in the Annual Report and additional key information is available on the company web site at www.redflex.com.au.











BOARD CHANGES

The Board has been expanded through this financial year.

In October 2003 Peter Lewinsky was invited to join the Board as a Non Executive Director and he has brought with him a wealth of experience in finance, banking, governance and public and private Boards. His appointment was ratified at the 2003 Annual General Meeting.

In February 2004, Bruce Higgins the President and Chief Executive Officer of Redflex Traffic Systems joined the Board.

Continuing Directors are Christopher Cooper, chairman, Robin Debernardi, Non Executive Director and Graham Davie, Chief Executive Officer.

INVESTOR COMMUNICATIONS

The company has focused on providing timely information to the market through: our ASX announcements; our subscription email service, which ensure that releases are sent to all participating parties; our public briefings and private briefings for broking firms, analysts, fund managers, other investors and the media; and our web site at www.redflex.com.au which provides a range of relevant information. In line with company policy, information that is provided at briefings is either already in the public domain or is made available concurrently with briefings.

Redflex has joined the eTree program, a Computershare initiative with the environmental agency Landcare Australia. eTree gives an environmental incentive to shareholders to elect to receive shareholder comunications electronically, thus reducing printing and mailing costs and protecting the environment through lower usage of printed material. For every Redflex security holder who registers their email address through the eTree secure website, Landcare will receive up to $2 to assist in reforesting the state where the security holder resides. We encourage shareholders to take advantage of the program and to register your email address at www.eTree.com.au/Redflex.

SHARE PRICE

It has been pleasing to see the successes in the business reflected in the growth in the share price over the year, with movement from $0.58 on 30 June 2003 to $2.40 on 30 June 2004.

RESEARCH AND DEVELOPMENT

Redflex has a history of significant investment in Research and Development, and this has continued for the 2003/04 financial year. Total investment in R&D was approximately 6% of revenue which is regarded as a reasonable expenditure on R&D when technology is a key element of maintaining our market position.

LITIGATION

Through the financial year a smaller competitor in the USA, Nestor Inc, issued proceedings against Redflex Traffic Systems Inc on two separate occasions alleging infringement of patents. We have received advice that the claims are without merit and that there is no infringement of the respective patents.

Early in the 2003/04 financial year, patent litigation with Locktronic Pty Ltd, a subsidiary of Poltech Limited, was settled, as reported in last year's Annual report. This occurred prior to Poltech and Locktronic being placed into administration and the subsequent acquisition by Redflex of key assets of those companies.

OUTLOOK

The Directors are confident that the year ahead will be substantially more profitable, in particular as we see the anticipated ongoing growth in the USA based Build-Own-Operate business.

We have stated an expectation to deliver a total installed base of 400 camera systems in the USA for the first six months, with in excess of 500 installed by the end of the 2004/05 financial year. Based on these plans for growth, the debt funding in place with Harris Trust and Savings Bank should enable the business to grow to the point at which future growth will be fundable from revenues.

Both the Australian based Traffic business and the Communications business are expected to be profitable for the 2004/05 financial year.

I take this opportunity once again to thank all involved in the company for their ongoing and active support – shareholders, the investment community and our professional advisers, and particularly to all of our employees, who have worked extremely hard to deliver the result for the year, and to the Board for their involvement, support and for driving for top levels of performance in all areas of our business.

Graham Davie
Chief Executive Officer
30 September 2004

Redflex Holdings Limited

ACN 069 306 216
31 Market Street, South Melbourne, Vic, Australia 3205
Tel:+61 3 9674 1888 Fax:+61 3 9696 1411

NOTICE OF MEETING

Tuesday, 23 November 2004

NOTICE is hereby given that the Annual General Meeting of the shareholders of Redflex Holdings Limited will be held at 10.00am on Tuesday, 23 November 2004 at Australian Stock Exchange Theatrette, 530 Collins Street, Melbourne, Victoria, Australia.

ORDINARY BUSINESS

1 Financial Report

To discuss the financial report, the directors' report, and the auditor's report for the year ended 30 June 2004.

2 Re-election of Directors

(a) Robin Debernardi retires by rotation in accordance with the Company's constitution, and being eligible, offers himself for re-election.

(b) Peter Lewinsky retires by rotation in accordance with the Company's constitution and, being eligible, offers himself for re-election.

(c) Bruce Higgins, who was appointed a Director by the Board on 16 January 2004, retires in accordance with Rule 35(b) of the Company's constitution and, being eligible, offers himself for re-election.

SPECIAL BUSINESS

3 Ratification of prior issue of Employee Options

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That, pursuant to Listing Rule 7.4, the grant, allotment and issue by the Company of 1,348,000 options to certain Redflex employees, details of which are contained in the Explanatory Statement which is attached to and forms part of this Notice, be and is hereby approved and ratified."

Voting Restrictions

In accordance with Regulation 7.5.6 and 14.11 of the Listing Rules, the Company will disregard a vote cast in respect of Resolution 3 by a person who participated in the issue and the associates of such persons.

However, the Company need not disregard a vote if:

- it is cast by such a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the Meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Redflex Holdings Limited
NOTICE OF MEETING
Tuesday, 23 November 2004

Voting Information

In accordance with Regulation 7.11.37 of the Corporations Regulations 2001, the Directors have determined that the shareholding of each shareholder for the purposes of ascertaining voting entitlements for the Annual General Meeting will be as it appears in the share register as at 10 am on 21 November 2004.

A member entitled to attend and vote is entitled to appoint no more than two proxies. Where two proxies are appointed, the member may specify the proportion or number of votes each proxy is appointed to exercise. If the member appoints two proxies and the appointment does not specify the proportion or number of the member's votes each proxy may exercise, each proxy may exercise half of the votes. If a member appoints two proxies, neither may vote on a show of hands.

A proxy need not be a member of the Company.

The proxy form and the power of attorney (if any) under which the proxy form was executed, or a certified copy of that power of attorney, may be lodged by posting or facsimile to the registered office of the Company at 31 Market Street, South Melbourne, Facsimile (03) 9696 1411 or to the Company's share registry:

Computershare Investor Services Pty Limited
Yarra Falls, 452 Johnston Street
Abbotsford. Vic 3067
Facsimile (03) 9473 2555

not less than 48 hours before the time of the meeting.

A form of proxy is enclosed with this Notice. An additional form can be supplied on request.

If a representative of a corporate member is to attend the meeting pursuant to section 250D of the Corporations Act, a certificate of appointment of the representative must be produced prior to admission to the meeting.

By Order of the Board
Marilyn Stephens
Company Secretary
19 October 2004

Redflex Holdings Limited

ACN 069 306 216

EXPLANATORY STATEMENT

ANNUAL GENERAL MEETING: Tuesday 23 November 2004

This Explanatory Statement forms part of a Notice convening the Company's Annual General Meeting. The information included in this Explanatory Statement will assist shareholders in understanding the background and legal and other implications of the resolutions set out in the Notice and the reasons why they have been proposed.

This Explanatory Statement is an important document and should be read in its entirety and in conjunction with the Notice.

ORDINARY BUSINESS

CONSIDERATION OF REPORTS

The financial report of the Company for the year ended 30 June 2004 and the related directors' report and auditor's report will be presented for consideration by the Company's shareholders. No formal resolution on these reports is required by the Corporations Act. It is not the purpose of the meeting that the financial statements and associated reports be accepted, rejected or modified in any way.

RE-ELECTION OF DIRECTORS

Robin Debernardi, Non-executive Director and Peter Lewinsky, Non-executive Director, retire by rotation in accordance with the Company's constitution and, being eligible, offer themselves for re-election.
Information about Mr Debernardi and Mr Lewinsky appears in the Company's Annual Report.

Bruce Higgins, who was appointed by the Board of Directors on 16 January 2004, retires in accordance with Rule 35(b) of the Company's constitution and, being eligible, offers himself for re-election.

Mr Higgins is President and Chief Executive Officer of Redflex Traffic Systems Inc, a wholly owned subsidiary of the Company. Mr Higgins has a strong background and experience in both domestic and international sales and marketing, combined with financial and business leadership and key skills in the convergence of computers and internet technologies with advanced electronic systems. Mr Higgins is a director of Redflex Traffic Systems Inc and Redflex Traffic Systems (California) Inc and has served on the boards of Raytheon Systems Company Australia Pty Ltd, Aerospace Technical Services Pty Ltd, Smart Internet Cooperative Research Centre, IT Skills Exchange, Learning Seat Pty Ltd, and Defence Manufacturers Association. Mr Higgins has studied competitive advantage with Harvard University and has a Bachelor Degree in Electronic Engineering, a Master of Business Administration in Technology Management and is a Fellow of the Australian Institute of Company Directors.

SPECIAL BUSINESS

Resolution 3 Ratification of prior issue of Employee Options

On 1 and 10 June 2004, the Directors announced the grant of 1,348,000 unlisted Options over ordinary shares to key executives as part of the Company's overall incentive policies to promote long-term incentives to its employees as a means of assisting the Company to outperform competitors and peer group companies.

Generally, under Listing Rule 7.1, the prior approval of the shareholders of the Company is required for an issue of shares and /or options if the securities will, when aggregated with the securities issued by the company during the previous 12 months, exceed 15% of the number of securities on issue at the start of that 12 month period.

Under Listing Rule 7.4, a prior issue of equity securities made without shareholder approval under Listing Rule 7.1 is treated as having been made with approval for the purposes of Listing Rule 7.1, if the issue did not breach Listing Rule 7.1 and holders of ordinary shares subsequently approve the issue.

The issue of options to certain Redflex employees was made without shareholder approval. Therefore under Listing Rule 7.4, shareholder approval is sought for these prior issues of equity securities by the Company, to allow the Company to restore its ability to issue equity securities up to the 15% "limit" in the 12 months following the AGM. This will provide the Company with greater flexibility to undertake an equity capital raising over the next year.

Redflex Holdings Limited
EXPLANATORY STATEMENT

In respect of Resolution 3, the following information is included in accordance with Listing Rule 7.5:

- The number of securities allotted: 1,348,000 options
- The price at which securities were issued: Nil
- The terms of the securities:

  The options were issued on the following terms:

  (a) each option will expire on 2 June 2009;

  (b) one third of the options may be exercised on or after 2 June 2005;
  one third of the options may be exercised on or after 2 June 2006;
  one third of the options may be exercised on or after 2 June 2007;

  (c) once they are eligible to be exercised, the options held by each holder can be exercised in whole or in part prior to the expiry date;

  (d) options that are not eligible to be exercised at the date the holder terminates their employment with the Company will automatically expire;

  (e) the exercise price of the options is the volume weighted average price of Redflex Holdings Limited shares listed on the Australian Stock Exchange for the last 5 business days prior to 2 June 2004 ($2.06), adjusted by the movement in the ASX All Ordinaries Index calculated as a percentage from the grant date (2 June 2004) to the last business day of the month prior to the date of exercise. Exercise of each tranche of Options is conditional upon the executive's relevant business unit attaining a profit in the financial year ending 30 June prior to the relevant vesting date.

  (f) the options are not transferable except to an associate of the holder;

  (g) the optionholder may only be permitted to participate in any new pro-rata issue of securities of the Company on prior exercise of the options in which case the optionholder will be given at least 10 business days to exercise the options before the record date to determine entitlements to the issue;

  (h) the options do not confer on the holder any right to participate in dividends until shares are allotted pursuant to the exercise of the options;

  (i) in the event of a reorganisation of the issued capital of the Company, the options will be reorganised in a manner which will not result in any benefits being conferred on optionholders which are not conferred on shareholders;

  (j) the number of ordinary shares to be issued pursuant to the exercise of options will be adjusted for bonus issues made prior to the exercise of the options so that, upon exercise of the options the number of shares received by the optionholder will include the number of bonus shares that would have been issued if the options had been exercised prior to the record date for the bonus issues. The exercise price of the options shall not change as a result of any such bonus issues; and

  (k) the options will not be listed for quotation on the ASX.

- The names of the allottees or the basis on which allottees were determined:

  Key executives employed within the Redflex Group whom the directors determined were appropriate recipients of the options.

- The use (or intended use) of the funds raised:

  No funds were raised. The issue was part of the Company's overall incentive policies offered to key executives.

RECOMMENDATION

Your directors recommend that shareholders vote in favour of all resolutions.


REDFLEX
HOLDINGS

Redflex Holdings Limited
ABN 96 069 306 216

Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2555
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse)



000001
RDF



MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)



I 1234567890 IND

Appointment of Proxy

I/We being a member/s of Redflex Holdings Limited and entitled to attend and vote hereby appoint



the Chairman of the Meeting (mark with an 'X') **OR**



If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Redflex Holdings Limited to be held at Australian Stock Exchange Theatrette, 530 Collins Street, Melbourne, Victoria on Tuesday 23 November 2004 at 10.00am and at any adjournment of that meeting.





IMPORTANT: FOR ITEM 3 BELOW

If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Item 3 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of that Item and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Item 3 and your votes will not be counted in computing the required majority if a poll is called on this Item. The Chairman of the Meeting intends to vote undirected proxies in favour of Item 3.

Voting directions to your proxy - please mark  to indicate your directions

		For	Against	Abstain*
Item 2a	Re-election of Director - Mr Robin Debernardi			
Item 2b	Re-election of Director - Mr Peter Lewinsky			
Item 2c	Re-election of Director - Mr Bruce Higgins			
Item 3	Ratification of prior Issue of Employee Options			

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ____ Contact Daytime Telephone ____ Date / /

How to complete the Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 10.00am on Tuesday 23 November 2004. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged:

IN PERSON	Registered Office - 31 Market Street, SOUTH MELBOURNE VICTORIA 3205
	Share Registry - Computershare Investor Services Pty Limited, Yarra Falls, 452 Johnston Street, Abbotsford VIC 3067 Australia
BY MAIL	Registered Office - 31 Market Street, SOUTH MELBOURNE VICTORIA 3205
	Share Registry - Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 3001 Australia





Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

Patent Infringement Claim Withdrawn

15 October 2004. The Directors of Redflex Holdings Limited wish to advise shareholders that the Patent infringement claim by Nestor Inc of Patent 6,754,663 B1, advised to shareholders on 20 July 2004, has been voluntarily dismissed. Redflex, as advised to shareholders, maintained its position that no patent infringement occurred and the Directors are pleased that the claim has been voluntarily withdrawn validating our position that the infringement claim was without merit.

The Patent infringement claim advised to shareholders on 17 November 2003 regarding Nestor US 6,188,329 B1 Patent has not yet been resolved and remains outstanding. Redflex' position on this remaining legal action remains that the claim is without merit and should the matter proceed eventually to trial a final resolution could be expected in 8 to 12 months time. Redflex will continue to conduct its business in its current manner and has not in any way changed its plans to continue the rollout of Redflex proprietary and patented photo enforcement camera systems in the USA.

Redflex Traffic Systems Inc has contracts with 69 cities world-wide in ten countries and is the largest provider of digital red light photo enforcement services in North America, with contracts in 54 cities and towns across eleven states and has led the market in installed systems, installation rate, and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
(03) 9674 1888

Bruce Higgins
President and CEO
Redflex Traffic Systems Inc
bruceh@redflex.com
0011 1 480 9987478

Redflex Holdings Limited

Investor Briefing – October 2004

Chris Cooper - Chairman, Redflex Holdings Limited

Graham Davie - CEO Redflex Holdings Limited

Bruce Higgins - CEO Redflex Traffic Systems

October 12 2004


REDFLEX

Chris Cooper - Chairman, Redflex Holdings Limited




REDFLEX

Share Purchase Plan – Nov 2004

Follows successful program for last 2 years

Well received by shareholders previously

Up to $5000 of shares per shareholder

7.5% discount to market

No brokerage payable

Simple & low cost for company


REDFLEX

American Depository Receipts (ADR)

Board is looking at ADRs

Allow US investors to trade RDF linked equities

Provides initial exposure to US market

Increase liquidity for RDF

Direct back-to-back linkage between ADR and RDF shares

Shares are held on deposit against ADR by an independent financial institution

Level I ADR initially

- No complex reporting requirements
- Simple, Low cost implementation


REDFLEX


Graham Davie - CEO Redflex Holdings Limited


REDFLEX
HOLDINGS

Redflex Holdings Limited

- ASX Listed since 1997 - RDF
- 83 Million shares on issue
- Market cap ~ $220 million
- Headquarters - 31 Market Street, South Melbourne
- Staff approx. 200
- Two divisions - Traffic & Communications


REDFLEX

Highlights

Profitable Performance

Growth targets in USA being achieved

- 301 installations at June 2004

Now included in ASX300

Key funding in place

- $13.9 million Capital Raised
- Harris Bank debt facility of USD 13 million

Acquisition of Poltech/ Locktronics Assets



REDFLEX

Redflex Locations

Offices

- Melbourne
- Scottsdale, Arizona
- Culver City, California
- Sydney
- Reston Virginia
- UK
- Representatives around the world



Scottsdale Office





Culver City Office

South Melbourne Office


REDFLEX

2003/04 Financial Performance Summary

	FY 03/04 $000's	FY 02/03 $000's	Change $000's	Change %
Revenue	$33,312	23,517	Up $9,795	41.7%
NPAT	$3,316	($3,737)	Up $7,053	-
EBITDA	$8,497	$111	Up $8.386	-
EPS	4.4 cents	(6.6 cents)	Up 11 cents	-


REDFLEX

2003/04 Financial Performance

Revenue

- $33.3 million
- Up 42% from $23.5 million in 2003

Net Profit After Tax

- $3.3 million
- Up from $3.7 million loss in 2003




REDFLEX

2003/04 Financial Performance

EBITDA

- $8.5 million
- Up from $0.1 million in 2003



Cash from Operations

- $5.6 million
- Up from $4.2 million outflow in 2003


REDFLEX

Financial Position

	30 June 2004 $000's	30 June 2003	Change $000's	Change %
Total Assets	59,168	44,768	Up 14,400	32%
Net Assets	49,185	36,643	Up 12,542	34%
Net Tangible Assets	40,813	29,810	Up 11,003	37%
NTAPS	49.1 cents	44.1 cents	Up 5 cents	11%


REDFLEX

Financial Position

Total Assets

- $59.2 million
- Up 32% from $44.8 million in 2003



Net Assets

- $49.2 million
- Up 34% from $36.6 million in 2003


REDFLEX

Financial Position

Net Tangible Assets

- $40.8 million
- Up 37% from $29.8 million in 2003
- NTA/Share 49.1 cents


REDFLEX


Shareholder Value
One Year Chart
300
275
250
225
200
175
150
125
100
75
price(c)
Nov-2003
Jan-2004
Mar-2004
May-2004
Jul-2004
Sep-2004
date
RDF
REDFLEX

Financing

Capital Requirements

- Ongoing requirement to fund growth in the Traffic business

Available Sources of Growth Funding

- Increasing EBITDA
- Harris Bank debt
- Access to equity markets
- Share Purchase Plan


REDFLEX

Shareholder Communications

ASX and media releases

Subscription email service

New eTree initiative

Mailings

AGM - 23 November 2004

Public briefings

Private briefings

Web site www.redflex.com.au


REDFLEX

Outlook

Increasing profitability

Primary focus on traffic business

Continuing growth in USA

- 301 camera systems at June 2004. 355 by end Sep 2004.
- Approximately 400 camera systems installed by Dec 2004 (projection)
- 500+ installed by June 2005 (projection)

Growth in sales in international markets

2003 2004 2005

USA Installations


REDFLEX

The Redflex Businesses

Traffic

- Photo enforcement
- Build-Own-Operate model predominates in USA
- Sales / Project model in Australia & elsewhere to date

Communications

- Specialised communications for defence and aerospace
- Sales/project model


REDFLEX

Redflex Communications Systems

Provision of Specialised Communications Systems to Global Markets

- Total turnkey Communications Solutions
- Specialised defence/military capabilities
- World class communications products
- System engineering/integration skill base

R&D to remain competitive

- Government START grant $2.8 m over 2.5 years


REDFLEX

Communications - Target Markets

Defence

- Air Defence
- Naval Communication Systems
- Primary Focus

Airports

- Air Traffic Control
- Emergency Services at airports (ALARMON)

Command & Control

- Control Rooms (Road and Rail)
- Emergency Response Centres






REDFLEX

Communications - Business Model

Clients

- Governments
- Large prime contractors
  - Lockheed Martin
  - Northrop Grumman
  - Boeing
  - Thales
  - BAE
  - Raytheon

Project based business

- Long duration projects, long sales lead time
- Milestone payments

Typical project delivery times have been shortened

- Less Development - More standard product
- Changing customer expectations






REDFLEX

Communications – 2004 FY Performance

Revenue $8.4 million – up 15% on 2003

Operating loss for 2004 FY - $946,000

- First Half $869,000
- Second Half $77,000

2005 FY budgeted to be profitable

Recovery from difficult market conditions globally appears to be continuing.




REDFLEX

Communications - New Projects

US Department of Defence

- US Army - Secure Audio Conferencing System
- US Army - Secure Video Conferencing Systems
- US Navy - Deployable Joint Command Centre
- US Air Force - Communications systems in UK
- US Air Force - Battlefield Communications Systems-Mobile (ISC)

US Federal Emergency Management Agency

- Command Centre

Australian Defence

- Navy - Communications on Landing Platform Amphibious Ships
- Navy - Collins submarine simulator (Raytheon)
- Air Force - Communications for Airborne Early Warning ground simulator (BAE/Boeing)

Other Defence Forces

- Mexico Department of Defence
- Taiwan Navy Command Centre
- Systems delivered through Lockheed Martin


REDFLEX

New Products

First release of new Switchplus® Gen 3

New generation ALARMON



New User Interface

New generic networked remote radio control software

New Versatile Operator Terminal for defence

Secure Conferencing Bridge






REDFLEX

Communication - Operational Focus

Continue to:

- Grow US Defence market following initial direct sales
- Develop & build on relationships with major prime contractors
- Build non-project revenue base
  - Maintenance
  - Services
  - Third Party products
- Deliver quality projects on time and on budget
- Maintain leading edge products and capabilities


REDFLEX

Communications Systems

Board is exploring opportunities for possible divestment

- Strategic primary focus on Traffic business
- Hindal Corporate has been retained to assist
- Seeking aligned organisation in similar markets
- Sale not expected to affect staff and operations
- Customers expected to continue to receive current high levels of service and support


REDFLEX


REDFLEX
REDFLEX
REDFLEX
TRAFFIC SYSTEMS

Bruce Higgins

President & CEO
Redflex Traffic Systems

October 12 2004


REDFLEX

Company Overview

Redflex Traffic Systems Inc.

- 100% owned by Redflex Holdings LTD (ASX RDF)
- Registered in Delaware
- Largest digital photo enforcement outsourcing operation globally with 54 contracts
- Business history in the USA since 1985
- Acquired American Traffic Systems business in 1999


Scottsdale, Arizona Office


Los Angeles Office


Melbourne Office


REDFLEX

Company Overview +frqwlqxhg,

Redflex Traffic Systems Inc:

- Business arena: Photo Enforcement
- Subsidiaries (100%)
  - Traffic Safety Systems Inc. (California)
  - Redflex Traffic Systems Pty Ltd (Australia)
- Employees: ~160
- Sales: ~ A$ 25M+
- Tangible Assets: ~A$ 46M
- Website: www.redflex.com



Market leadership

- Outsourcing programs with local government for public safety
- Advanced digital camera technology
- Vehicle detection technology for both position and speed
- End to end processing of photo enforcement citations
- Software development for large scale enforcement solutions
- Construction and program implementation.

Redflex has contracts with 67 cities in 10 countries


REDFLEX

Products and services

Mobile Speed Enforcement

Redflex LasercamTM



REDFLEX

Products and services

Mobile Photo
Radar Speed Van

SMARTCAM[a] -
DEPLOYMENT






REDFLEX

Products and services

Red-Light Enforcement

Red-Light/Fixed Speed

Roadside Fixed Speed




REDFLEX
TRAFFIC SYSTEMS

Products and services

- Vehicle toll enforcement
- (Sydney Harbour Bridge)



Products and services

- Transit lane photo enforcement



Liverpool-Parramatta Rapid Bus Transitway
Parramatta
Liverpool
Epping
Chatswood
Merrylands West
Smithfield
Wetherill Park
Prairiewood
St Johns Park
Bonnyrigg
Miller

Products and services

- **Time Over Distance**
  - Largest contract of its type
  - 300+KM enforcement
  - Multistation number plate recognition with time over the distance calculations.
  - Interface to citation processing system.

12:43.32.4 PM

12:42.37.0 PM


Speed
Ultima
Lake Boga
Wakool
Urana
Henty
Finley
Kerang
Cohuna
Mathoura
Birchip
Boort
Bethanga
Thoona
Oxley
Eskdale
Tatura
Elmore
Porepunkah
Bogong
Omeo
Stawell
Ararat
Clunes
Romsey
Yea
Eildon
Ballarat
Melbourne
Mortlake
Lara
Maffra
Colac
Cobden
Rhyll
Yarram


REDFLEX

Products and services

Outsourcing

- Redflex is the largest supplier of outsourced photo enforcement services with contracts with 69 cities globally.
- Redflex develops and supplies large scale back office systems to government clients.
- Our technology delivers proven public safety benefits and is typically funded through the citations issued


REDFLEX

Acquisition of Poltech International Assets and Inventory

Outcomes

- Accelerated European business growth
- Added new products (Lasercam)
- Increased installed base and services business
- Additions to patent portfolio


REDFLEX

Business Model

Build Own Operate-USA Example

- 5 to 7 year contracts with cities for red-light programs
- Revenue stream based on system performance and driver behaviour.
- Revenue from a combination of:
  - Fixed monthly fee or fee + per citation mix
  - Fixed fee per citation issued or collected
- High quality debtors, payment on 30 days generally.
- 6 - 20 red-light camera systems per city.
- City shares revenues with Redflex.
- Accident/fatality reduction of 15 - 50% over time.
- Model proven over contracts with 50 cities to date.


REDFLEX

Business Model

Sales Model- Example

- Sale of equipment to government departments or Police.
- Sale or licence of back office system to support the citation issuance.
- 1-5 year maintenance contracts and re-certification of installed systems.
- Typically repeat business as programs grow and requirements change.
- Profits and cash-flow available to reinvest.


REDFLEX

Global Environment

- World Health Organization focus on traffic injury prevention in 2004.
- 20 to 50 million people are injured in road accidents each year
- 3,240 deaths per day globally.
- Road accidents are the ninth leading contributor to global disease and injury.
- USA fatalities linked to red light running estimated to exceed 900 annually, and ~175,000 injuries annually.
- Photo enforcement is a proven method of improving driver behavior and reducing accidents with 20 to 60% reduction in accidents at enforcement locations.
- Photo enforcement programs are generally self funding.
- Many developed countries are either expanding existing programs or creating new programs for enforcement.

Source: WHO Traffic Report 2004
USA Federal Highways Administration


REDFLEX



REDFLEX TRAFFIC SYSTEMS

- **United Kingdom**
  Mobile speed
- **Spain**
  Mobile speed camera
- **Ireland**
  Mobile speed camera
- **Cape Town, South Africa**
  Red light/speed
  Image viewing
- **Middle East**
  Red light camera
  Red light/speed
  Fixed speed
  Ticket processing system
- **Bahrain, Middle East**
  Red light camera
  Ticket processing system
- **Greece**
  Fixed speed cameras
- **New Zealand**
  Wet film processing support
- **Western Australia**
  Film scanning and ticket processing system
- **Queensland, Australia**
  Film scanning and ticket processing system
- **Victoria, Australia**
  Film scanning and ticket processing system
  Digital red light / speed systems
  Point to Point speed enforcement
  Weigh in motion enforcement
- **New South Wales, Australia**
  Fixed speed cameras
  School zone speed
  Tunnel fixed speed
  Sydney Harbour Bridge
  Toll enforcement
  Liverpool-Parramatta Transit Way
- **Tasmania, Australia**
  Mobile speed
  Fixed speed cameras
- **Canberra, Australia**
  Mobile speed
- **California, USA**
  Red light camera
  Mobile speed camera
- **Arizona, USA**
  Red light camera
  Mobile speed camera
  Fixed and mobile speed
- **Ohio, USA**
  Red light camera
  Mobile speed camera
  Fixed and mobile speed
- **Oregon, USA**
  Red light camera
  Mobile speed camera
- **North Carolina, USA**
  Red light camera
- **New Mexico, USA**
  Red light camera
- **Illinois, USA**
  Red light camera
- **Colorado, USA**
  Red light camera
  Mobile speed camera
- **Georgia, USA**
  Red light camera
- **Virginia, USA**
  Red light camera
- **South Dakota, USA**
  Red light camera

USA Market

- Photo enforcement is a high growth business within the USA.
- Less than 2% of the market penetrated for red light
- 15 States with enabling legislation
- Potential market is up to 70,000 systems
- Redflex IP portfolio provides a strong platform to exploit the market.
- Market demands reference clients, proven capability, experience, and financial strength to succeed.

- Market is small at present with mobile units in school zones and roadside
- Wider community support emerging
- Estimated market is US$ 4 to 10 Bn

- 350,000 signalized intersections
- Average potential 4 directions within each =1,400,000 directions of travel
- 1/20 to 1/40 enforced = 35,000 to 70,000 approaches
- US$2.1 to 4.2 Bn potential p.a.


REDFLEX

USA Market Environment & Position


RED
LIGHT
PHOTO
ENFORCED

- Potential market ~ 2,500 cities for red-light and speed programs
- ~ 112 have existing programs
- ~ 500 intersections (880 approaches) with red light cameras installed.
  - Digital - ~550: Wet film - ~330
- Redflex digital market share - ~65% of installed and contracted red-light digital cameras
- Redflex contract base increased to 54 Cities.


REDFLEX



Highway Use Trends Demonstrate Increased
Need For Photo Enforcement
Vehicle Miles Traveled
40%
Population
10%
19%
Registered Motor Vehicles
12%
Licensed Drivers
Road Patrol Officers (State Patrol / Highway Patrol)
3%
MILLIONS
THOUSANDS
2.5
2.4
2.3
2.2
2.1
2.0
1.9
1.8
1.7
1.6
1.5
270
260
250
240
230
220
210
200
190
180
170
160
150
35
34
33
32
31
30
1985
1987
1989
1991
1993
1993
1995
Overall vehicle use increasing on limited existing infrastructure placing higher priority on public safety.
Source: National Campaign To Stop Red Light Running, April 2004
REDFLEX

Public Support for Redflex Services

- Increasing community acceptance and support for photo enforcement in the key USA market

- Strong correlation on reduction in accidents and injuries on Redflex programs.


PHOTO
ENFORCED


REDFLEX

Redflex Traffic Systems Cities Won FY'04

23 Pre FY 04
Cities

16 New
alifornia
Cities

3 New
Mid Western
Cities

7 New
Eastern Cities

WASHINGTON
OREGON
CALIFORNIA
NEVADA
IDAHO
MONTANA
UTAH
ARIZONA
WYOMING
COLORADO
NEW MEXICO
NORTH DAKOTA
SOUTH DAKOTA
NEBRASKA
KANSAS
OKLAHOMA
TEXAS
MINNESOTA
IOWA
MISSOURI
ARKANSAS
LOUISIANA
WISCONSIN
MICHIGAN
INDIANA
OHIO
KENTUCKY
TENNESSEE
MISSISSIPPI
GEORGIA
FLORIDA
SOUTH CAROLINA
NORTH CAROLINA
WEST VIRGINIA
PENNSYLVANIA
MARYLAND
VERMONT
MAINE
RHODE ISL
Gulf of California
Gulf of Mexico
Cuba

Image NASA Blue Marble
Maps © 2004 USGS
Image © 2004 i3

26 New Cities won

REDFLEX

Redflex Traffic Systems, Inc.

- **355+** US-Based Digital Systems
- **54** US Municipalities,11 States
- **69** Cities in 10 Countries
- Longest-Established US-Based Operations Circa **1986**
- More Digital Systems Operational **Than All** The Competition Combined

U.S. Customer Base

- *Oxnard, CA*
- *Culver City, CA*
- *Inglewood, CA*
- *Compton, CA*
- *Bakersfield, CA*
- *Santa Ana, CA*
- *El Monte, CA*
- *Ventura, CA*
- *El Cajon, CA*
- *South Gate, CA*
- *Hawthorne, CA*
- *San Juan Capistrano, CA*
- *Fremont, CA*
- *Upland, CA*
- *San Jose, CA*
- *San Mateo, CA*
- *Modesto, CA*
- *Garden Grove, CA*
- *Paramount, CA*
- *Maywood, CA*
- *Lynwood, CA*
- *Gardena, CA*
- *Fairfield, CA*
- *Vista, CA*
- *Encinitas, CA*
- *Oceanside, CA*
- *Escondido, CA*
- *Del Mar, CA*
- *Emeryville, CA*
- *Santa Clarita, CA*
- *Ridgecrest, CA*
- *Stockton, CA*
- *Beaverton, OR*
- *Medford, OR*
- *Dayton, OH*
- *Toledo, OH*
- *Fort Collins, CO*
- *Chicago, IL*
- *Paradise Valley, AZ*
- *Chandler, AZ*
- *Scottsdale, AZ*
- *Rome, GA*
- *Savannah, GA*
- *Virginia Beach, VA*
- *Sioux Falls, SD*
- *Greenville, NC*
- *Stallings, NC*
- *Knightdale, NC*
- *Marshville, NC*
- *Cary, NC*
- *Monroe, NC*
- *Union County, NC*
- *Indian Trail, NC*
- *Albuquerque, NM*

Global Operations

- *Australia*
- *New Zealand*
- *Saudi Arabia*
- *South Africa*
- *Greece*
- *UK, Spain*



Redflex leads the market in contracted cities

REDFLEX TRAFFIC SYSTEMS


Redflex Photo Enforcement Installation Trend
(USA Only)
Installed Systems
400
350
300
250
200
150
100
50
0
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
172@ 30 Sept 2003
301@ 30 June 2004
355@ 30 Sept 2004
106% Growth
REDFLEX

Redflex Red Light Enforcement Installed Base Compared To Industry Peer Group



Digital Installed Base (RL)
350
300
250
200
150
100
50
0
2000
2001
2002
2003
2004
Redflex
ACS
Traffipax
Nestor
Transol
Lasercraft
Mulvihill
Quixote

Market Position Based on Limited Available Market Data

REDFLEX HOLDINGS

Redflex Back Office Processing Trend


140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
Detections
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
2004

Redflex back office processing of red light and speed citations has maintained capacity to meet the growth in contract base and installation of new systems

REDFLEX

Redflex USA Revenue Trend By City

2,500,000
2,000,000
1,500,000
1,000,000
500,000
US$
-
Jan-02
Apr-02
Jul-02
Oct-02
Jan-03
Apr-03
Jul-03
Oct-03
Jan-04
Apr-04
Jul-04



REDFLEX

Redflex Secure Digital Integrated System Architecture

REDFLEX
SmartScene
Photo Enforcement Camera

REDFLEX
red/speed
Photo Enforcement Camera

VPN

VPN

Internet

Fixed-site
REDFLEXspeed
Camera

VPN

VPN

SmartOps
Police
Authorization

Back Office Processing



REDFLEX

The Redflex End-to-End Turnkey Program

Image Capture, Encryption & Transmission

- Real-time Transmission
- Encrypted @ Site
- Remote Support
- Digital Still & Video Images (~7,000,000 pixel images). Vehicle ID on digital stills only
- Synchronized Flash Illumination




















Installation & Maintenance Services

Citation Review & Data Verification

- Automated DMV Lookup
- 50-state DMV access
- Image & Data Verification
- 1st & 2nd Level Citation Review & Quality Assurance
- Image Archive (Oracle dB)




DMV
Archive

DMV Interfaces

Citation Review & Authorization

- Web-based Citation Review & Police Authorization
- Tracking & Management Reports
- Digital still photo's only as evidence




Reporting & Training

Print & Mail

- Warning Notices
- Color Citations
- Burst, fold, stuff



Maintenance & Support

- On-site
- Remote
- Routine
- Training








- **Court/Adjudication Processing**
- Evidence Packages
- Court Training
- Expert Witness Support




Customer Service

Public Awareness & Education

Redflex offers the only fully integrated program.

Redflex manufactures its own all-digital camera units.

Redflex operates its own processing centers and personally provides hands-on customer support for the life of the program.

REDFLEX HOLDINGS

Back Office- Redflex Proprietary SmartOps^WP Processing Application



< Scene "A"

Double Left Turn Lane)

- Vehicle clearly behind the limit line at 4/10ths of second into the red phase
- Red phase clearly visible
- Zoomed license plate image



Scene "B" >

(Double Left Turn Lane)

- Vehicle clearly committing the violation at 1.8 seconds into the red phase
- Red phase clearly visible
- Zoomed facial image


REDFLEX

Redflex Photo Enforcement Evidence with Combination SmartScene^{WP} Video Animation

Smart Scene offers the first combined high resolution still photo evidence set combined with a video animation of the vehicle.



Strong market acceptance of this feature


REDFLEX

SmartScene™ Red light running examples


SMARTscene


REDFLEX

SmartScene™
Red light running examples




REDFLEX

Web Based Client Interfaces & Reports


POLICE
PARADISE
VALLEY
AZ
REDFLEX
Online Reports
Redflex Traffic Systems
SMARTops
Online Reports
User Name:
Password:
REDFLEX

Web-Based Citation Authorization


SmartOps
POLICE AUTHORIZATION
REDFLEX
Incident Detail
Sort Fields
Search
Incident List
Welcome to the SMARTops Incident Authorization Module.
Review and verify incidents listed to the left hand side of the screen by clicking on an incident sorted by date, citation number, or plate number. Upon choosing an incident for review, view an incident detailed image by clicking on one of four thumbnail images. Accept or reject incident views by clicking the corresponding button to the right. Upon acceptance or rejection, an incident may be validated or invalidated and is logged into a central database.

< Citation Review Page

- All citations are accessed by an "inbox" format
- Citations are easily sorted and accessed


SmartOps
Incident Detail

Citation Review Page >

(Double Left Turn Lane)

- All images are clearly viewable from a single page
- Each image can be enlarged to full-page with a single-click
- All DMV & incident information plainly stated

REDFLEX

Redflex Non-Intrusive Detection System


Redflex Proven Camera System
Non Loop Based
Video Detection System


.com FeedRoom - Microsoft Internet Explorer provided by L.A. COUNTY DEPT OF PUBLIC WORKS
Edit View Favorites Tools Help
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DRIVERS SEEING RED OVER CAMERAS
CDOT Says Drivers Don't Stop
Red-light cameras have drivers seeing red all over the city, but CDOT officials say the cameras aren't lying.
Go to NBC5.com

R&D- ~4% of revenues for FY05

- High Resolution Fixed Camera System
- High Resolution Mobile Camera System
- Deployment of next generation point-to-point speed detection
- Improvements to REDFLEXflash to allow prosecution over 7 lanes at night
- Non-intrusive Red-light systems delivered using video and radar detection
- Next generation Web-enabled back office processing systems

The Redflex goal is to offer the most efficient, reliable and accurate photo enforcement systems to meet and exceed market requirements within our cost goals and improve public safety.


REDFLEX

Intellectual Property Portfolio

Field Technologies

SMARTCAM®

Proprietary Digital Speed, Red Light, Red Light/Speed and Toll Enforcement Camera Systems

SMARTCAM®- DUAL

SMARTCAM Speed and Red Light Systems available as "dual" systems with frontal photography for driver identification

SMARTSCENE™

Enhanced SMARTCAM evidence set with Motion Video

SMARTCAM®- MOBILE

Mobile Radar Speed Camera System

DETECTION SYSTEMS

Piezo and loop systems to detect speed and presence

NON-INTRUSIVE TECHNOLOGIES

Slant radar and Tracking radar detection

Back-office technologies

REDFLEXSMARTOPS™

Large-scale notice processing system including vehicle/driver database and court systems

REDFLEXSMARTVIEW™

Digital Image viewing system and low volume notice processing and printing systems

REDFLEXSMARTSCAN™

High-speed high-resolution film scanning systems for red light and speed enforcement

REDFLEXSMARTDIP™

Digital image processing system for processing of digital enforcement images

SMARTCAM®-CENTRAL

Administration, control and incident details downloading software

50 man years of development delivering over 13,000 citations per day world-wide


REDFLEX

Redflex Traffic Systems
First Half Comparison of Last Corresponding Period

A$	H2 FY04	H2 FY03	Change	
Revenue	$14.72m	$8.0m	+$6.72m	84%
NPAT	$ 3.48m	$1.67m	+$1.81m	108%

Calculation made at A$=US$0.72


REDFLEX



Redflex Traffic Systems Financial Trends





RTSI Group
USD
18,000,000
16,000,000
14,000,000
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
-
(2,000,000)
Revenue Growth 74%
Profit Growth 128%
Jan - Jun 2002
Jul - Dec 2002
Jan - Jun 2003
Jul - Dec 2003
Jan - Jun 2004
Half Year Periods
Revenue
EBITDA
NPAT

Sales & Marketing Performance Highlights

- 26 New Cities won in the USA
- City of Chicago- Potential of 100+ systems
- Victoria Red Light program.
- Western Australian back office.
- Weigh in motion trial with Vic roads.
- South African accreditation and initial red light photo enforcement orders.


REDFLEX

Sales Year To Date Vs Peer Group

(September 2003 Through September 2004)


3%
13%
REDFLEX
TRANSOL
ACS
NESTOR
PEEK
LASERCRAFT
MULVIHILL

Information based on executed contracts, program commencement and available data

#	CITY NAME	VENDOR
1	Solano Beach CA	REDFLEX
2	Albuquerque NM	REDFLEX
3	Encinitas CA	REDFLEX
4	Modesto CA	REDFLEX
5	Medford OR	REDFLEX
6	Virginia Beach VA	REDFLEX
7	Stallings NC	REDFLEX
8	Paramount CA	REDFLEX
9	Encinitas CA	REDFLEX
10	Cary NC	REDFLEX
11	Chicago IL	REDFLEX
12	Stockton CA	REDFLEX
13	Knightdale NC	REDFLEX
14	Sioux Falls SD	REDFLEX
15	Vista CA	REDFLEX
16	Oceanside CA	REDFLEX
17	Emeryville CA	REDFLEX
18	Fairfield CA	REDFLEX
19	Lynwood CA	REDFLEX
20	Santa Clarita CA	REDFLEX
21	Ridgecrest CA	REDFLEX
22	Escondido CA	REDFLEX
23	Del Mar	REDFLEX
24	Greenville NC	REDFLEX
25	San Mateo CA	REDFLEX
26	Dalton GA	TRANSOL
27	Davenport IA	TRANSOL
28	Berkerly CA	TRANSOL
29	Roseville CA	TRANSOL
30	Delaware DOT	NESTOR
31	Gwinnett, GA	LASERCRAFT

25 out of 31 contracts were awarded to Redflex

REDFLEX

Sales & Marketing Performance Highlights cont.

- NSW school zones fixed speed enforcement
- Liverpool Parramatta Transitway.
- Point to Point speed enforcement
- UK Home Office approval of Lasercam and initial orders


REDFLEX

Competitive Advantages

- Technical capability of delivered systems (higher yields)
- Camera System Performance
- Quality of services
- Financial strength
- Overall experience and roll out rate
- Patent portfolio
- Citation processing and back office capability
- Satisfied customers
- Proven business team


REDFLEX

Operations Review

- Revenues of US$1,500,000+ since June on a growing installed base and long term annuity contracts.
- Public data indicates Redflex systems have the highest efficiency (yield) for digital red light enforcement.
- Production capacity up 150%.
- Back office growth of ~150%
- Cost expense control on plan.
- System performance exceeding internal and external client expectations.
- Installed base up 106% on trailing 12 months.
- Capacity to grow at current rates through 2004/05 for engineering, production and back office citation processing.




REDFLEX

Outlook

- Strong intellectual property and product portfolio in target markets.
- Continue dominant position in the USA.
- Growing European presence and contract base.
- Profitable installed base and contracted backlog in hand to grow business in FY05.
- Favourable market conditions and competitive position. New business growth expected to accelerate. Growth to 500+ systems by 30 June 2005. 1000+ systems in 2 to 4 years.


REDFLEX



Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com


RECEIVED
2005 FEB 17 A 10: 17

Release to Australian Stock Exchange

Redflex Presentations

8 October 2004. Directors are pleased to advise shareholders, brokers and other interested people of a briefing on business developments in Sydney on 13 October 2004: Details are:

Date:	13 October 2004
Start Time:	12 noon
Venue:	ASX Auditorium 18 Bridge Street, Sydney

Presenters will be Chris Cooper, Chairman, Graham Davie, Chief Executive Officer, and Bruce Higgins, President and CEO of Redflex Traffic Systems Inc.

The briefing documents will be lodged with the ASX and will be available on the Redflex web site www.redflex.com.au.

The Annual General Meeting will provide a similar opportunity in Melbourne. Details of the AGM are:

Date:	23 November 2004
Start Time:	10 am
Venue:	ASX Theatrette 530 Collins Street, Melbourne

For further information:

Marilyn Stephens
Company Secretary
Redflex Holdings Limited
marilyns.stephens@redflex.com.au
(03) 9674 1712

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
(03) 9674 1888


REDFLEX
HOLDINGS

Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

106% Growth in Installed Base and New USA Contract with City of Gardena

6 October 2004. The Directors of Redflex Holdings Limited wish to advise shareholders Redflex Traffic Systems Inc, (RTSI) a wholly owned subsidiary of Redflex Holdings Limited, has been awarded a new contract to provide public safety solutions with red light photo enforcement for the City of Gardena, a municipality in the USA.

The City of Gardena has a population of approximately 58,000 and is located within the greater Los Angeles area in close proximity to existing Redflex clients in the cities of Inglewood, Hawthorn, Lynwood, Compton, South Gate, Culver City and Paramount.

The contract is for the provision of up to 10 red light photo enforcement systems for five years with two additional two-year options taking the potential term to nine years under the initial contract. Redflex will be paid a fixed fee of US$6,070 per month for each system installed comprising a direction of travel in an intersection.

Redflex Traffic Systems also achieved a total of 54 systems installed over the first quarter of the financial year since 1 July 2004, taking our installed base in the USA to 355 photo enforcement systems. This represents a growth of 106% over the past 12 months when compared to 172 systems installed at 1 October 2003.

Redflex Traffic Systems Inc has contracts with 69 cities world-wide in ten countries and is the largest provider of digital red light photo enforcement services in North America, with contracts in 54 cities and towns across eleven states and has led the market in installed systems, installation rate, and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
(03) 9674 1888

Bruce Higgins
President and CEO
Redflex Traffic Systems Inc
bruceh@redflex.com
0011 1 480 9987478


RECEIVED
2005 FEB 17 A 10: 17

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

REDFLEX HOLDINGS LIMITED

ABN

96 069 306 216

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	45,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued pursuant to the exercise of unlisted employee options.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	The exercise price of each option was $0.5966.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	These shares were issued pursuant to the exercise of unlisted employee options (RDFAS).
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1/10/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
83,206,428	Ordinary Shares (RDF)

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
5	Employee Shares fully paid (RDFAI)
60,000	Options expiring 20/5/06 exercisable at $1.52 (RDFAO)
20,000	Options expiring 11/1/06 exercisable at $1.66 (RDFAP)
500,000	Options expiring 30/6/05 exercisable at $4.98 (RDFAQ)
1,800,000	Options expiring 01/02/08, exercisable at $0.50 (RDFAR)
2,510,000	Options expiring 30/09/08, exercise price at date of issue is $0.58 and will increase at the compounding rate of 3% per annum until exercised (RDFAS)
1,348,000	Options expiring 2/6/2009. exercise price is the VWA price of RDF for the last five business days prior to 2 June 2004 ($2.06), adjusted by the movement in the ASX All Ordinaries Index calculated as a percentage from 2 June 2004 being the grant date, to the last business day of the month prior to the date of exercise. (RDFAT)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue – Not applicable

11	Is security holder approval required?	not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X 45,000 Ordinary Shares

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities - Not applicable

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Marilyn Stephens
5 October 2004

== == == == ==



Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9696 1411 www.redflex.com.au

Release to Australian Stock Exchange

Interactive Telephony Transaction Update

7 September 2004. In June 2000 the Company and Visible Voice Pty Ltd (Visible Voice) entered into a licensing agreement with the Interactive Telephony Partnership (ITP) to raise funding for the development and commercialisation of the Visible Voice intellectual property (ITP Transaction).

In an announcement on 13 June 2003 the Company reported that we had been advised that the Australian Taxation Office (ATO) had issued amended assessments to each partner disallowing deductions claimed by each partner, and that it was the Company's understanding that the partners would object to the ATO's revised assessments. Further, on the basis of advice received at that time, the directors advised that they did not believe at that stage that the revised assessments by the ATO had given rise to any liability to the Company.

The partnership and the transaction are currently in the process of being wound up in accordance with the transaction agreements. Part of the process established at the time of the transaction gives the partners the option to dispose of their interests in ITP by way of the issue of an Exit Notice in accordance with the transaction documents.

The Exit Price payable for the partnership interests in ITP is to be calculated in accordance with the terms of the transaction agreements, and may be paid in shares in Redflex Holdings Limited or cash, at the sole option of Redflex.

Further to the announcement issued on 13 June 2003 relating to the Interactive Telephony Transaction, the Company has received an Exit Notice and a calculation by the Partnership of the Exit Price due to the partners.

The Exit Price proposed by the Partners is disputed by Redflex on the basis that it has not been properly calculated in accordance with the terms of the transaction documentation. The Partnership has calculated the Exit Price as approximately $5.2 million, which would equate to the issue of 2,102,175 shares in Redflex Holdings Limited (or approximately 2.5% of the issued capital). Redflex, having regard to all provisions relating to this calculation set out in the transaction documents and having sought preliminary legal advice in this regard, is of the opinion that the Exit Price is approximately $25,000 or 11,658 shares.

The effect of this transaction will be disclosed as a contingent liability in the notes to the full 2003/04 financial year accounts to be released shortly. The nature of the ITP Transaction has been disclosed in annual accounts for the last three years.

For further information:

Graham Davie	Marilyn Stephens
Chief Executive Officer	Company Secretary
graham.davie@redflex.com.au	marilyn.stephens@redflex.com.au
(03) 9674 1888	(03) 9674 1712



Redflex Holdings Limited

ABN: 96 069 306 216

2004 Results Summary

The directors are pleased to present the Preliminary Final Report for the financial year ended 30 June 2004. The year has shown substantial increase in revenues and a significant turnaround in profit from the previous year.

The company has continued and strengthened its position as the premier supplier of digital red-light photo-enforcement systems in the USA, and has made significant inroads to markets in other countries.

Highlights

Profitable Performance

- Profit turnaround of $7.0 million – up to $3.3 million profit from a loss of $3.7 million for the previous year. Profit for the second half was $2.5 million, compared with the first half profit of $0.8 million.

- Revenue increased by over 41% from $23.5 million to $33.3 million.

- Earnings Before Interest Taxation Depreciation and Amortisation (EBITDA) was higher at $8.3 million, up from a negative $30,000 for the prior year.

Funding

- Strong support from shareholders and investors with $13.9 million equity raised through a Share Purchase Plan, placements and exercise of options.

- A revolving debt facility with USA based Harris Savings and Trust Bank for USD 13.0 million (AUD 18.4 million) was put in place in August 2004, to fund continued growth in the USA.

- Funding is now in place to grow the business to the point where, based on projected growth rates, further growth can be funded from operating cash flow.

Traffic

- Revenues in the USA have continued their strong growth as new systems have been rolled out progressively at an increasing rate. Recurring revenue continues to grow with each camera system installed at a rate that is consistent with internal projections.

- The installed base in the USA at the end of June 2004 was on target at 301 systems compared with 135 at the end of June 2003 – an increase of 123%.

- New contracts were signed with 28 cities or towns in the USA, with renewals and extensions in a further 7 cities or towns since 1 July 2003 indicating a very strong current order book.

- The rollout capacity has been expanded further to support sustainable average implementation rates in excess of 17 new systems per month.

- Four major new traffic photo-enforcement contracts in Australia, demonstrating Redflex' increasing success in the market.

- Completion of the acquisition of the assets of competitor Poltech Limited and Locktronic Pty Ltd, and initial sales of the LaserCam product acquired from Poltech to the UK and South Africa.

Communications

- Four new Communications contracts have been signed direct with the US Department of Defense – two Army, one Navy and one AirForce.

- A major contract has been won with the US Air Force through our US based partner Innovative Solutions Corporation which is expected to result in up to $17 million revenue over five years.

- Further significant contracts for defence communications systems with other customers in Australia and overseas.

- An R&D START Grant of $2.8 million over two and a half years was awarded by the Australian Government to develop the **Switch*plus*®** Gen 3 product line.

Operations

Redflex Traffic Systems

Redflex Traffic Systems' two main businesses, the USA photo enforcement business and the Australian based photo enforcement business both achieved strong growth in orders, revenue and profitability during the year. Redflex Traffic Systems now has contracts with 68 cities worldwide in 11 countries. Both operating businesses are positioned well within their respective market sectors and have proven business teams to execute on our business plans.

Key details on the business results over the past 12 months are:

Redflex Traffic Systems USA business

- Redflex has maintained and extended its position as the largest provider of digital red light photo enforcement services in North America, with contracts in 53 cities and towns across eleven states.

- Redflex has led the market in the number of red light photo enforcement systems installed over a 12-month period and based on new contracts signed is the leading vendor by market share over the past 12 months.

- The business has performed strongly over the past 12 months as measured by the following key metrics:

    - The first USD 1.0 million per month revenue for the Build-Own-Operate segment of the business was announced at the AGM in November. Seven months later in June RTSI achieved the first month of sales in excess of USD 1.5 million on a similar basis, a 50% growth in seven months.

    - The installation of the 301st system was announced on July 15th, representing a growth rate of 123% in installed systems, from the 135 systems installed at 1 July 2003. Over the second half of the financial year we installed 89 systems representing

a growth rate of 42% for the half. We have a strong portfolio of signed contracts with USA municipalities that support continued installation at rates in excess of 17 systems per month.

  - A total of approximately 400 systems are expected to be operational and installed by 31 December.

- Subsequent to the close of the financial year, on 4 August 2004 Redflex announced a debt facility of US$13.0 million (AU$18.4 million) with Harris Trust & Savings Bank based in Chicago to finance Redflex Traffic Systems Inc. Build-Own-Operate photo enforcement programs in the USA and for other general corporate purposes. This debt facility will enable Redflex to add to our installation of photo enforcement systems that are funded from business cash flows, with senior debt, rather than an equity funding mix, and achieve growth rates into the future consistent with what we have achieved over the past 12 months. The finance facility will allow RTSI to continue to grow at an average rate in excess of 17 systems per month and remain within the terms of the facility to the point where growth will be fully funded from cash flow from within the business.

- During the year we achieved a record in order intake with 26 cities contracting with Redflex for new photo enforcement programs. Within these orders there were 17 new clients in California, one in South Dakota, four in North Carolina and one each in Illinois, Virginia, Oregon and Georgia. This is particularly pleasing as our strategy to extend our reach into the USA market with our geographic presence is on track and we have demonstrated our ability to grow within markets where our competitors have existing business. As at the date of this release we have signed contracts in two new cities for the 2004/05 financial year, one in Modesto, California and Albuquerque in the State of New Mexico, a new state for Redflex.

- Towns and cities won since 1 July 2003 are:

Chicago IL	Upland CA	Hawthorne CA
Cary NC	Rome GA	Stockton CA
Knightdale NC	Sioux Falls SD	Vista CA
Oceanside CA	Emeryville CA	Fairfield CA
Lynwood CA	Santa Clarita CA	Ridgecrest CA
Escondido CA	Del Mar CA	Maywood CA
Encinitas CA	Solana Beach CA	Virginia Beach VA
Stallings NC	Medford OR	Greenville NC
Paramount CA	San Mateo CA	Albuquerque NM *
Modesto CA *		** in 2004/05 year*

- During the year we executed changes or renewals with seven existing clients and achieved a 100% retention of existing clients. The existing client contract changes were with GardenGrove CA, Toledo OH, Beaverton OR, Upland CA, El Cajon CA, Scottsdale AZ, and Chicago IL. We have completed installation of 20 red light photo enforcement systems in Chicago and have commenced work on the next 20 systems.

- The pipeline of selections, bids and prospects is strong, and the overall market environment both with prospective clients and the general public is strongly supportive of our business model and value proposition. New states within the USA have legislative initiatives in progress that expand our market opportunity.

- Back office processing operations are meeting the processing requirements created by the strong installation program and growth in new cities. The efficiency of our software systems and processes has been improved to enable a lower operating expense on an

average activity basis. We assess our operations efficiency to be the best in the industry on a cost per citation basis based on the data available.

- New products features have been introduced into our photo enforcement products, which ensure we remain at the forefront of the industry.

Redflex Traffic Systems Non USA based business

The USA business is the dominant revenue component of the business during the 2003/04 financial year and during the next accounting period. Non-USA based business includes Australia, South Africa, United Kingdom, Europe and the Middle East.

Market share in Australia has continued to strengthen, with Redflex the number one digital enforcement company in the market.

The Australia based Traffic business has also delivered impressive performance with contracts signed in a number of jurisdictions, and development of key opportunities. Major new contracts announced were: The West Australian back office development, a point-to-point speed system for the Roads and Traffic Authority in NSW, sales of camera systems, both fixed and the mobile LaserCam to South Africa, sales of the LaserCam product to customers in the UK, maintenance arrangements in NSW, and a contract to supply speed cameras to Tasmania. The company operates in a competitive environment and has demonstrated its superior capabilities to this range of customers.

Redflex received an order for five of our new Point-to-Point Speed Enforcement Systems for trial with the Roads and Traffic Authority throughout New South Wales. Redflex has opened an office in New South Wales to provide local support services in this growing market.

The order for the Western Australian Police notice processing system back-office was won during the year with the first phase delivered and undergoing customer testing. Using the latest technologies, the system will be one of the largest photo enforcement notice processing centres in the world.

During this period, Redflex acquired the assets and intellectual property of our largest local competitor, Poltech International Limited and its subsidiary Locktronic Pty Ltd. The integration of the Poltech products, selected staff and intellectual property has been completed and exceeded expectations. Additional maintenance contracts, upgrades and support services have been contracted for and delivered for Poltech cameras in NSW and Tasmania. Sales of four Lasercam systems to South Africa have been made. We are satisfied with the progress on sales of systems related to the former Poltech intellectual property given the acquisition was completed with only five months of the financial year remaining.

The Redflex presence in Europe continues to grow, with sales of the Lasercam Mobile Speed Enforcement Camera in the UK. Eight systems have been sold to five jurisdictions in the United Kingdom. An office has been established in the United Kingdom with the appointment of a Director of Sales and technical staff. Redflex has also received an order for a pilot camera system in Greece for fixed speed photo enforcement to be installed after the Olympics. Within Europe we are selectively looking for opportunities to apply our technology and business models to this market.

The research and development program for the Traffic business has continued with new projects committed to maintain our leadership with existing products and develop new products. Expenditure on R&D will continue through the 2004/05 financial year to meet identified needs for new products that meet our return on investment criteria.

Manufacturing of photo enforcement systems has increased to meet the increased requirements for government clients and to support the higher installation schedule for USA systems. Our capacity to manufacture photo enforcement systems meets our requirements.

Redflex Communications Systems

The Communications Division, after a poor result in the first half (an operating loss of $869,000), has shown significant improvement in the second half and recorded an operating loss of $77,000 for that period. This is below director's expectations however a profit is projected for the 2004/05 financial year and a significant amount of the revenues necessary to achieve the result are committed.

Over the year progress was made in delivering complex Communications systems to key clients, including the Royal Australian Air Force, Lockheed Martin, Tenix Defence Systems and the US Department of Defense.

The following contracts have been signed with key customers since July 2003.

- A secure voice conferencing system and a secure video conferencing facility for the US Army were ordered and delivered.
- A deployable communications system was delivered to the US Navy in Hawaii for the Deployable Joint Command and Control Program Office.
- Communications systems were provided and installed for the US Air Force in the UK.
- A major contract has been won in conjunction with Innovative Solutions in the USA to provide communications for the US Air Force as part of the Battlefield Control System – Mobile. This contract is expected to result in revenues of up to $17 million over the next 5 years.
- An upgrade to the on board communications systems for Royal Australian Navy's Landing Platform Amphibious ships has been developed and is currently being installed.
- Extensions to air defence contracts with Lockheed Martin have been negotiated.
- The Mexico Department of Defence has ordered and taken delivery of a communications system.

An Australian Government START grant of $2.8 million for Research and Development was awarded to Redflex Communications to assist with the development of the next generation **Switch*plus*®** Gen3 product over a period of two and a half years.

Graham Davie
Chief Executive Officer
27 August 2004

Appendix 4E

REDFLEX HOLDINGS LIMITED

ABN: 96 069 306 216

ASX PRELIMINARY FINAL REPORT FOR YEAR ENDED 30 JUNE 2004

Results for announcement to the market and lodged with the ASX under Listing Rule 4.3A

The Company has recorded revenue from ordinary activities of $33.312 million which was up 41.7 % on the previous financial year. The net profit for the group was $3.316 million compared to the prior year loss of $3.737 million.

The increase in revenue arose predominantly from the growth in our USA Build Own Operate and Maintain business.

				$A'000
Revenues from ordinary activities	up	41.7%	to	33,312
Profit from ordinary activities after tax	From a loss of (3,737) to a profit of			3,316
Net profit for the period attributable to members	From a loss of (3,737) to a profit of			3,316

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend	Nil	Nil
Interim dividend	Nil	Nil

REDFLEX HOLDINGS LIMITED
STATEMENT OF FINANCIAL PERFORMANCE
FOR YEAR ENDED 30 JUNE 2004

		Consolidated Entity	
		30-Jun-04	30-Jun-03
	Note	$	$
Revenue from operating activities:			
Revenue from sale of services or systems	1	15,807,134	12,997,964
Revenue from fee for service contracts	1	17,252,930	10,501,949
Total Revenue from operating activities	14	**33,060,064**	**23,499,913**
Revenues from outside the operating activities:			
Interest from other persons		79,648	16,826
R&D Grant Income		172,500	0
Total revenue from outside the operating activities		252,148	16,826
Total revenue from ordinary activities		**33,312,212**	**23,516,739**
Expenses from operating activities			
Materials & consumables used		5,669,048	5,599,099
Depreciation expense		3,811,982	2,938,747
Amortisation of Intangibles		996,561	768,057
Interest expense		373,607	141,764
Salaries & wages expense		13,453,312	12,140,971
Outlays Capitalised in Intangibles		(2,025,234)	(1,653,761)
Movements In work In progress		2,563,115	(4,239,665)
Operating lease rental		248,428	340,971
Other expenses from ordinary activities		4,945,707	5,868,871
Significant Expenses	1		
Provision for dimunition in value of receivables		(40,000)	2,148,743
Un-hedged foreign exchange losses		0	1,756,768
Non-recurring debt raising costs		0	1,240,949
Group restructuring costs		0	202,111
Total expenses from ordinary activities		**29,996,526**	**27,253,625**
Profit (loss) from ordinary activities before tax	11	**3,315,686**	**(3,736,886)**
Income tax on ordinary activities		0	0
Profit (loss) from ordinary activities after tax attributable to members		3,315,686	(3,736,886)
Net exchange difference on translation of foreign statements of foreign controlled entity.		(4,673,473)	(2,926,294)
Equity raising costs		(37,381)	(67,518)
Total revenues, expenses and valuation adjustments recognized directly in equity		(4,710,854)	(2,993,812)
Total changes in equity not resulting from transactions with owners as owners		(1,395,168)	(6,730,698)
Franked Dividends per share		0	0
Basic Earnings per share	10	4.6 cents	(6.6 cents)
Diluted earnings per share	10	4.4 cents	(6.6 cents)

REDFLEX HOLDINGS LIMITED
STATEMENT OF FINANCIAL POSITION
AS AT 30 JUNE 2004

	Note	Consolidated Entity 30-Jun-04 $	Consolidated Entity 30-Jun-03 $
Current Assets			
Cash Assets		2,780,450	1,070,124
Term deposits		1,239,898	1,627,425
Receivables	3	8,177,712	5,329,976
Inventories	4	10,278,569	10,548,366
Other assets	7	354,481	328,031
		22,831,110	18,903,922
Non-Current Assets			
Receivables	3	0	265,511
Property Plant & equipment	5	27,965,679	18,765,420
Intangible Assets	6	8,371,710	6,833,546
		36,337,389	25,864,477
Total Assets		**59,168,499**	**44,768,399**
Current Liabilities			
Payables	8	4,270,476	4,429,511
Interest- bearing liabilities	8	3,973,816	769,000
Deferred Revenue		428,987	0
Provisions	9	815,879	415,416
		9,489,158	5,613,927
Non Current Liabilities			
Interest- bearing liabilities	8	232,908	2,171,351
Provisions	9	261,514	339,533
		494,422	2,510,884
Total Liabilities		9,983,580	8,124,811
Net Assets		**49,184,919**	**36,643,588**
Equity			
Contributed Equity	10	73,633,013	59,733,895
Foreign Currency Translation Reserve	10	(7,802,347)	(3,128,874)
Accumulated Losses	11	(16,645,747)	(19,961,433)
Total Equity		**49,184,919**	**36,643,588**

REDFLEX HOLDINGS LIMITED
STATEMENT OF CASHFLOWS
FOR THE YEAR ENDED 30 JUNE 2004

	Note	Consolidated Entity 30-Jun-04 $	30-Jun-03 $
Cash Flows from Operating Activities			
Receipts from customers		30,464,476	22,256,603
Payments to suppliers and employees		(24,611,513)	(26,352,573)
Interest received		79,648	78,074
Interest and other costs of finance paid		(373,607)	(146,979)
Net Cash Flows from (Used in) operating activities	12	5,559,004	(4,164,875)
Cash Flows from Investing Activities			
Payments for property, plant and equipment	2	(16,446,090)	(6,586,731)
Payment for Goodwill on acquisition		(400,414)	0
Capitalised research and development	2	(2,134,311)	(1,813,539)
Net Cash Flows from (used in) investing activities		(18,980,815)	(8,400,270)
Cash Flows from Financing Activities			
Bank Borrowings		1,286,443	2,687,373
Lease liability incurred		(4,067)	252,978
Shareholder loans received (paid)		0	(292,121)
Cash proceeds from share issues		13,936,590	10,653,154
Share Issue Costs		(37,381)	(67,518)
Net Cash Flows from (used in) financing activities		15,181,585	13,233,866
Net Increase in Cash held		1,759,774	668,721
Effect of exchange rate changes on cash		(49,448)	0
Cash at Beginning of Financial Year		1,070,124	401,403
Cash at End of Financial Year		2,780,450	1,070,124

Reconciliation of Cash			
Cash at the end of the year consists of:			
Cash on Hand		2,103	1,385
Cash at bank		2,778,347	1,068,739
		2,780,450	1,070,124

Notes to the Financial Statements for the year ended 30 June 2004

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

This financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001 which includes applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with. The accounting policies adopted are consistent with those of the previous year. The financial report has been prepared in accordance with the historical cost convention.

Principles of Consolidation

The Consolidated financial statements are those of the consolidated entity, comprising Redflex Holdings Limited (the parent company) and all entities controlled by the company during the year. The financial statements of subsidiaries are prepared for the same accounting period as the parent company, using consistent accounting policies. All intercompany balances and transactions, including unrealised profits arising from intragroup transactions, have been eliminated in full.

Cash and cash equivalents

For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks readily convertible to cash within two working days at nominal value, net of any outstanding bank overdrafts where offset arrangements exist.

Intangible Assets

Research and development costs are deferred only where they are expected to give rise to significant future benefits. Such costs are amortised over future periods on a basis related to those expected future benefits. The commencement date for amortisation is the date of commissioning the product and capitalised costs are amortised over a ten year period.

Goodwill on acquisition of a business is capitalised and amortised over a period of ten years.

Foreign Currencies

Transactions in foreign currencies of entities within the Consolidated Entity are converted to local currency at the rate of exchange ruling at the date of the transaction.

Amounts payable to and by the entities within the Consolidated Entity that are outstanding at the balance date and are denominated in foreign currencies have been converted to local currency using rates of exchange ruling at the end of the financial year.

A monetary item arising under a foreign currency contract outstanding at the reporting date where the exchange rate for the monetary item is fixed in the contract is translated at the exchange rate fixed in the contract. Except for certain foreign currency options, all resulting exchange rate differences arising upon settlement or restatement are recognised as revenues and expenses for the year.

All exchange differences arising on settlement or re-statement are brought to account in determining the profit or loss for the financial year, and transactions costs, premiums and discounts on forward currency contracts are deferred and amortised over the life of the contract. Premiums on foreign currency options are expensed as incurred.

The USA Traffic entity is considered financially and operationally independent of the parent entity. Accordingly the financial reports of the overseas operations are translated using the current rate method and any exchange differences are taken directly to the foreign currency translation reserve.

Property Plant & Equipment

Cost and Valuation

Items of property plant and equipment comprising a class of non-current assets are brought to account at cost and have not been revalued.

Depreciation

Depreciation rates are adopted as follows:

Furniture & Fittings: 13-18% pa reducing balance

Leasehold Improvements: 20% pa straight line

Property, Plant & Equipment: Straight line over a period of seven years

The depreciation rates are consistent with the prior year.

Taxes

Income Taxes

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent that timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related income tax benefit calculated at current rates, is treated as a future income tax benefit or deferred income tax. Tax benefits arising from net timing differences and carry forward tax losses are not brought to account as the benefit which has not been brought to account will only be obtained if:

(i) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised;

(ii) the conditions for deductibility imposed by tax legislation continue to be complied with; and

no changes in tax legislation adversely affect the Consolidated Entity in realising the benefit.

Tax Consolidation

For the purposes of income taxation, the directors of Redflex Holdings Limited and its 100% Australian owned subsidiaries have formed a tax consolidated group, and members of the group have entered into a tax sharing agreement.

Earnings per share

Basic EPS is calculated as net profit attributable to members divided by the weighted average number of ordinary shares, adjusted for any bonus element where applicable. Diluted EPS is calculated as the net profit attributable to members, adjusted for costs of servicing equity, the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses, and other non-discretionary changes in revenue and expenses during the period that would result from the dilution of potential ordinary shares divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

Employee Benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include salaries and wages, sick leave and long service leave.

Any liabilities expected to be settled within twelve months are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled.

All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash flows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

The consolidated entity has adopted the revised Accounting Standard AASB 1028 "Employee Benefits" for the measurement of employee benefit liabilities.

Recoverable Amounts

Non-current assets have not been revalued to an amount above their recoverable amount, and in determining the recoverable amount, cash flows are not discounted, and where carrying values exceed this recoverable amount, assets are provided for.

Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sale of Goods

Control of the goods has passed to the buyer.

Rendering of Services

Where the contract outcome can be reliably measured:

- control of a right to be compensated for the services has been attained and the stage of completion can be reliably measured. Stage of completion is measured by reference to the material costs and labour hours incurred to date as a percentage of total material costs and estimated labour hours for each contract.

Where the contract outcome cannot be reliably measured:

revenue is recognised only to the extent that costs have been incurred.

Interest revenue

Control of the right to receive the interest payment.

Inventories

Inventories are valued at the lower of cost and net realisable value.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

Raw Materials - purchase cost on a first-in-first-out basis; and

Finished goods and work-in-progress - cost of direct material and labour and a proportion of manufacturing overheads based on normal operating capacity.

Infrastructure Components – Components held for resale or conversion into fixed in-ground installations for traffic contracts is carried at cost. The conversion of these components to property, plant and equipment occurs at the point newly contracted sites are commissioned.

NOTE 2 (a) MATERIAL FACTORS AFFECTING THE REVENUES AND EXPENSES OF THE ECONOMIC ENTITY FOR THE CURRENT PERIOD

Comparison of half year profits

	Consolidated Entity	
	30-Jun-04	30-Jun-03
	$000	$000
Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the 1st half year	773	(1,346)
Consolidated profit (loss) from ordinary activities after tax attributable to members for the 2nd half year	2,543	(2,170)

Significant Items

The only significant item this financial year related to the recovery of receivables previously provided for of a net $40,000. It was also determined that the remaining provision against ESAS loans was no longer required, however it was retained as a provision against other receivables.

During the previous financial year the company incurred non-recurring costs and provisions associated with:

- a planned debt/equity financing transaction that was not completed ($1.241 million)
- costs associated with group restructuring ($202,000)
- exchange rate losses of $1.76 million where the company could not hedge longer term receivables
- potential inability to collect receivables relating to previous Structured Finance transactions and employee loans arising from the ESAS ($600,000).

NOTE 2 (b) MATERIAL FACTORS AFFECTING THE ASSETS, LIABILITIES AND EQUITY OF THE ECONOMIC ENTITY FOR THE CURRENT PERIOD

Cash Assets

The balance of cash holding increased during the year ended 30 June 2004 by $1.71 million

Major sources of cash reserves during the year were:

Proceeds from Share Purchase Plan	$ 3.47 million
Proceeds from Private Placements	$ 6.73 million
Proceeds from exercising of options	$ 3.73 million
Bank borrowings	$ 1.29 million
Operating activities	$ 5.56 million
Decrease in WIP for contracts in progress at year end	$ 2.56 million

Major uses of cash reserves during the year were:

Investment in Infrastructure Assets installed in USA	$16.44 million
Development costs capitalised	$ 2.13 million
Inventory of Infrastructure componentry that will convert to fixed assets	$ 2.69 million

The investment in USA based assets has been made progressively during the year and Accumulated assets have been translated to AUD at year end exchange rate of AUD/USD 0.69 using the current rate method.

The downward revaluation of the net asset values resulting from foreign exchange rate movements has been taken to the Foreign Exchange Translation Reserve as required under AASB 1012 for entities deemed to be self-sustaining.

Current Receivables

Trade related receivables have increased $3.3 million over the corresponding period last year. The increase relates predominantly to the increased fee based revenue in the USA and the timing of invoicing milestones in accordance with work contracts in the Communications Division.
Other receivables included in current assets have been significantly provided against in the amount of $1.25 million.

Inventories

Inventory has increased $0.27 million over the corresponding period last year.
Inventory within the Traffic Division of $6.05 million relates principally to Red Light and speed camera traffic componentry that is converted to Infrastructure assets within the USA based contracts. Significant contract wins over the last twelve months together with an increased installation rate have required additional inventory levels to support growth.
Inventory relating to Work In Progress under milestone based contracts has reduced $1.54 million over the corresponding period last year and will be realised over the ensuing twelve months based on achievement of contracted milestones. A further $1.06million of Work In Progress relates to traffic citations issued but not yet collected.

Property Plant & Equipment

Investment in Infrastructure assets in the USA based traffic business used $16.4 million in cash reserves during the year. Offsetting this was the restatement of these asset values as a result of currency translation adjustments referred to in the note re Cash Assets above. Total Property Plant and Equipment is now recorded at a written down value of $27.96 million of which $26.20 million is located in the USA to support traffic redlight enforcement contracts.
The depreciation charge for the year was $3.81 million predominantly relating to the depreciation over the USA based assets which are being depreciated over a seven year period on a straight line basis.

Acquisition of Poltech assets and maintenance contracts

In December 2003 Redflex acquired the inventory, fixed assets and intellectual property including the Poltech patents and access to contracts held by Poltech with Australian Government agencies. Since the acquisition Redflex has re-signed maintenance contracts and supply contracts previously held by Poltech. The total purchase price for the acquisition was $996,000 in respect of inventory $363,000, fixed assets $233,000 and goodwill $400,000.
The Goodwill is being amortised over the expected life of the Intellectual Property. Amortisation of $20,000 has been charged in the current period.

Intangible Assets

Capitalised Research and Development costs increased by a net $1.15 million during the year ended 30 June 2004. Development activities encompassed both the Communications and Traffic Divisions. Amortisation of $ 0.98 million represents a straight line amortisation of Intangibles over a ten year period.

Payables

Payables decreased marginally over the same period last year and are both current and representative of activity levels at 30 June 2004.

Interest Bearing Liabilities

The Company used additional Bank borrowings of $1.28 million during the financial year. Borrowings were made against assets installed in the USA traffic business and were required to be repaid over a four year term. Borrowings are made in USD and have incurred an interest rate of ~5.0% including margin. The company had undrawn funds available to be drawn at 30 June 2004 of $1.64 million.

Subsequent to year end the Company signed a new funding agreement with Harris Trust and Savings Bank in the USA for $18.4 million (USD 13 million). The initial draw-down on the facility was used to repay the NAB debt facility. The registered mortgage held by the NAB over the Traffic entities within the Group was removed.

The Harris Trust and Savings Bank facility is secured against a first and only priority senior security interest on Redflex Traffic Systems Inc and its subsidiaries.

As a result of this transaction the Borrowings previously required to be repaid over a four year period all became current and have been reclassified accordingly. The new facility is a revolving credit facility and does not have defined repayment dates. The facility is for three years.

Contributed Equity

The Company raised $ 13.93 million during the year from the Share Purchase Plan, conversion of options and private placements. The equity was used to finance the rollout of cameras into our USA contracts, fund operating activities and to support Bank borrowings.

Income Taxes

The Company has carry forward tax losses which have not been brought to account as there is no virtual certainty on their recoupment.

The Future income tax benefit arising from timing differences and carry forward losses has not been brought to account and will only be obtained if:

(i) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised;

(ii) the conditions for deductibility imposed by tax legislation continue to be complied with; and

(iii) no changes in tax legislation adversely affect the Consolidated Entity in realising the benefit.

	Consolidated Entity	
	30-Jun-04	30-Jun-03
	$	$
NOTE 3 RECEIVABLES		
(a) Current		
Trade Debtors	7,620,996	4,950,266
Other Debtors	569,112	793,417
Other Corporations	1,434,450	290,293
Provision for non-recovery	(1,446,846)	(704,000)
	8,177,712	5,329,976
(b) Non Current		
Other Corporations	783,684	1,779,511
Provision for non-recovery	(783,684)	(1,514,000)
	0	265,511

		Consolidated Entity	
		30-Jun-04	30-Jun-03
		$	$
NOTE 4	**INVENTORIES**		
	Raw Materials	1,379,895	1,221,367
	Work in Progress	3,369,277	5,932,392
	Infrastructure Componentry	5,529,397	3,394,607
		10,278,569	10,548,366

Infrastructure Componentry consists principally of traffic camera components which will either be converted into property, plant & equipment and therefore not for resale or sold to customers under existing contracts.

		Consolidated Entity	
		30-Jun-04	30-Jun-03
		$	$
NOTE 5	**PROPERTY PLANT & EQUIPMENT**		
	At Cost		
	Furniture and Fittings	572,248	747,581
	Leasehold Improvements	302,296	355,699
	Plant and Equipment	37,531,193	25,574,747
		38,405,737	26,678,027
	Less Accumulated depreciation		
	Furniture and Fittings	(389,989)	(473,042)
	Leasehold Improvements	(183,164)	(200,297)
	Plant and Equipment	(9,866,905)	(7,239,268)
		(10,440,058)	(7,912,607)
	Total Written Down Amount	27,965,679	18,765,420

		Consolidated Entity	
		30-Jun-04	30-Jun-03
		$	$
NOTE 6	**INTANGIBLE ASSETS**		
	Research and Development Expenditure		
	Capitalised (at Cost)	10,603,451	8,628,920
	Less accumulated amortisation	(2,612,134)	(1,795,373)
	Goodwill	400,414	0
	Less accumulated amortisation	(20,021)	0
		8,371,710	6,833,547

		Consolidated Entity	
		30-Jun-04	30-Jun-03
		$	$
NOTE 7	**OTHER ASSETS**		
	Current -		
	Prepayments	354,481	328,031
	Security Deposits	1,239,898	1,627,425
		1,594,379	1,955,456

		Consolidated Entity	
		30-Jun-04	30-Jun-03
		$	$
NOTE 8	**PAYABLES & INTEREST BEARING LIABILITIES**		
	(a) Current – Payables		
	Trade Creditors	2,777,052	3,527,923
	Other Creditors	1,493,424	901,588
		4,270,476	**4,429,511**
	Current – Interest Bearing Liabilities		
	Bank Borrowings	3,761,801	516,022
	Lease Liabilities	212,015	252,978
		3,973,816	**769,000**
		8,244,292	**5,198,511**
	(b) Non Current – Interest Bearing Liabilities		
	Bank Borrowings	0	1,918,373
	Lease Liabilities	232,908	252,978
		232,908	**2,171,351**

		Consolidated Entity	
		30-Jun-04	30-Jun-03
		$	$
NOTE 9	**PROVISIONS - EMPLOYEE ENTITLEMENTS**		
	(a) Current		
	Provision for Employee Entitlements	815,879	415,416
	(b) Non-current		
	Provision for Employee Entitlements	261,514	339,533
		1,077,393	754,949

	Consolidated Entity	
	30-Jun-04	30-Jun-03
	$	$

NOTE 10 CONTRIBUTED EQUITY

Issued and paid up capital

	30-Jun-04 $	30-Jun-03 $
83,141,433 Ordinary Shares fully paid, (2003 – 67,623,720)	73,633,013	59,733,895
Foreign Currency Translation Reserve	(7,802,347)	(3,128,874)
Earnings per Share	**4.6 cents**	**(6.6 cents)**
Diluted earnings per share	**4.4 cents**	**(6.6 cents)**
Weighted average number of Ordinary shares used in calculation of Earnings per Share	**76,014,688**	**56,250,530**
Weighted average number of Ordinary shares used in calculation of Diluted Earnings per Share	**79,187,732**	**56,250,530**
Net tangible asset backing per ordinary security	**49.9 cents**	**44 cents**

Issued and quoted securities at end of current period

	Total number	Number quoted	Issue price per security	Amount paid up per security
Ordinary securities	83,141,433	83,141,433		
Changes during current period				
(a) Increases through issues				
Share Purchase Plan & Placement	12,042,678	12,042,678	$0.8475	$0.8475
Conversion of RDFOB Options	3,275,035	3,275,035	$1.1000	$1.1000
Conversion of RDFAK options	100,000	100,000	$0.6900	$0.6900
Conversion of RDFAS options	30,000	30,000	$0.5894	$0.5894
Conversion of RDFAS options	70,000	70,000	$0.5909	$0.5909
b) Decreases through returns of capital, buybacks	0	0	0	0
	Total number	**Number quoted**	**Exercise Price**	**Expiry Date**
Options	0	0		
Issued during current period				
RDFAR	1,800,000	0	$0.50	1/2/08
RDFAS	2,655,000	0	$0.58	30/9/08
RDFAT	1,348,000	0	$2.06	2/6/09
Exercised during current period	3,275,035	3,275,035	$1.10	31/12/03
Conversion of RDFAK options	100,000	0	$0.69	
Conversion of RDFAS options	30,000	0	$0.5894	
Conversion of RDFAS options	70,000	0	$0.5909	
Expired during current period	2,986,761	2,986,761	$1.10	31/12/03

	Consolidated Entity	
	30-Jun-04	30-Jun-03
	$	$
NOTE 11 ACCUMULATED LOSSES		
Balance at Beginning of year	(19,961,433)	(16,224,547)
Net Profit (Loss) attributable to members of Redflex Holdings Limited	3,315,686	(3,736,886)
Balance at End of Year	(16,645,747)	(19,961,433)

NOTE 12 STATEMENT OF CASH FLOWS	Consolidated Entity	
	30-Jun-04	30-Jun-03
	$	$
Reconciliation of Profit (Loss) from Ordinary Activities After Income Tax, to Net Cash Inflow from operations		
Net Profit/(Loss) after Income Tax	3,315,686	(3,736,886)
Non Cash Flow Items		
Depreciation Expense	3,851,402	2,938,747
Amortisation of Intangibles	976,540	768,057
Amortisation of Goodwill	20,021	0
Provision for Employee Entitlements	322,443	(107,314)
Provision for Doubtful Debts	27,000	0
Provision for non-recovery of receivables	(40,000)	2,008,000
Change in Operating Assets and Liabilities		
Decrease/(Increase) in Term Deposits	(387,527)	(910,599)
Decrease/(Increase) in Prepayments	(26,450)	0
Decrease/(Increase) in Receivables – non-current	265,511	240,788
Decrease/(Increase) in Receivables – current	(2,741,614)	(1,076,867)
Decrease/(Increase) Inventories	(277,958)	(4,800,125)
Increase in Deferred Revenue	428,987	0
Increase/(Decrease) in Payables	(175,037)	511,324
Net Cash Inflow/(Outflow) from Operating Activities	**5,559,004**	**(4,164,875)**

	Consolidated Entity	
	30-Jun-04	30-Jun-03

NOTE 13 FINANCIAL RATIOS

Profit before tax / revenue		
Consolidated profit (loss) from ordinary activities before tax as a percentage of revenue	10.1%	(15.9)%
Profit after tax / equity interests		
Consolidated net profit (loss) from ordinary activities after tax attributable to members as a percentage of equity at the end of the period	6.74%	(10.2%)

NOTE 14 SEGMENT NOTE

(a) **Business Segments**

	Holding Company	Communications	Traffic	30-Jun-04 Total	30-Jun-03 Total
	$(000)	$(000)	$(000)	$(000)	$(000)
Revenue from sale of goods & services		8,473	7,334	15,807	12,999
Revenue from fee for service contracts		0	17,253	17,253	10,501
Total revenue		8,473	24,587	33,060	23,500
Consolidated operating profit before tax	(1,444)	(946)	5,705	3,315	(3,736)
Segment assets	2,036	11,353	45,799	59,168	44,768
Segment liabilities	195	758	9,031	9,984	8,125
Other segment Information					
Acquisition of PP&E	240	401	15,805	16,446	6,587
Depreciation	39	346	3,427	3,812	2,939
Amortisation	20	554	423	997	768

(b) **Geographical segments**

	Australia	USA	Other	30-Jun-04 Total	30-Jun-03 Total
	$(000)	$(000)	$(000)	$(000)	$(000)
Revenue from sale of goods & services	5,480	8,605	1,722	15,807	12,999
Revenue from fee for service contracts	0	17,253	0	17,253	10,501
Segment revenue	5,480	25,858	1,722	33,060	23,500
Segment assets	19,921	39,247	0	59,168	44,768
Acquisition of PP&E, Intangible and other non-current assets	736	15,710	0	16,446	6,587

NOTE 15 IMPACT OF ADOPTING AASB EQUIVALENTS TO IASB STANDARDS

Redflex Holdings Limited has commenced transitioning its accounting policies and financial reporting from current Australian standards to Australian equivalents of International Financial Reporting Standards (IFRS). The company has allocated internal resources to conduct impact assessments to isolate key areas that will be impacted by the transition to IFRS. As the company has a June 30 year end, priority has been given to considering the preparation of an opening statement of financial position in accordance with AASB equivalents as at 1 July 2004. This will form the basis of accounting for Australian equivalents of IFRS in the future, and is required when Redflex prepares its first fully IFRS compliant financial report for the year ended 30 June 2006. Following are key areas where accounting policies will change and may have an impact on the financial report. At this stage the Company has not been able to reliably quantify the impacts on the financial report.

Classification of Financial Instruments
Under AASB139 Financial Instruments: Recognition and Measurement, financial instruments will be required to be classified into one of five categories which will, in turn, determine the accounting treatment of the item. The classifications are
Loans and receivables – measured at cost, held to maturity
Loans and receivables – measured at amortised cost, held for trading
Loans and receivables – measured at fair value, with fair value changes charged to profit or loss
Loans and receivables – measured at fair value, with fair value changes taken to equity
Non-trading liabilities – measured at amortised cost
This will result in a change in the current accounting policy that does not classify financial instruments. Current measurement is at amortised cost. The future financial effect of this change in accounting policy is not yet known as the classification and measurement process has not yet been fully completed.

Hedge accounting
Under AASB139 Financial Instruments: Recognition and Measurement, hedges are able to be separately identified and documented in accordance with the requirements of IAS 39. Accordingly, all gains and losses on the contracts will be recognized in the income statement.

Goodwill
Under the Australian equivalent to IRFS3 Business Combinations, goodwill acquired upon the acquisition of the assets and business operations of Poltech and Locktronics will not be amortised but subject to annual impairment testing. This will result in a change in the Group's current accounting policy which amortises goodwill over its useful life but not exceeding ten years. Under the new policy, amortisation will no longer be charged, but goodwill will be written down to the extent it is impaired. Reliable estimation of the future financial effects of this change in accounting policy is impracticable as the conditions under which impairment will be assessed are not yet known.

Impairment of assets
Under the Australian equivalent to IAS36 Impairment of assets the recoverable amount of an asset is determined as the higher of net selling price and value in use. It is expected that the value in use measurement will exceed net selling price. This will result in a change in the group's current accounting policy which determines the recoverable amount of an asset on the basis of discounted cash flows. Under the new policy it is possible that impairment of assets will be recognized sooner and that the amount of write-downs will be greater. Reliable estimation of the future financial effects of this change in accounting policy is impracticable as the conditions under which impairment will be assessed are not yet known.

Intangible assets
Under the Australian equivalent to IAS 38 Intangible Assets, costs incurred in the research phase of the development of an internally generated intangible must be expensed. This will result in a change in the group's current accounting policy which allows for the capitalization of costs incurred in the research phase of an internally generated intangible asset where future benefits are expected beyond reasonable doubt. Under the new policy, all research costs will be written off as incurred. On transition approximately $7.99 million of currently recognized internally generated intangible assets will be required to be adjusted against opening retained earnings as they will not meet the recognition requirements under IFRS.

Share based payments
Under AASB2 Share based payments, the company will be required to determine the fair value of options issued to employees as remuneration and recognize as an expense in the Statement of Financial Performance. This statement is not limited to options and also extends to other forms of equity based remuneration. It applies to all share-based payments issued after 7 November 2002 which have not vested as at 1 January 2005. Reliable estimation of the future financial effects of this change in accounting policy is impracticable as the details of future equity based remuneration plans are unknown at this stage.

Income Taxes
Under the Australian equivalent to IAS 12 Income Taxes, the company will be required to use a Balance sheet liability method which focuses on the tax effects of transactions and other events that effect amounts recognized in either the Statement of Financial Performance or a tax-based balance sheet. The most significant impact will be the recognition of a deferred tax liability in relation to the asset revaluation reserve. The change in accounting standard is expected to coincide with the utilization of carry forward tax losses and the recognition of the tax effect on both timing differences relating to the differing treatments used for book and tax differences. The capital gains tax effect of asset revaluations arising from asset impairment reviews will be recognized. It is not expected that there will be any further material impact as a result of adoption of this standard.

Foreign currency translation reserve
Upon transition to the adoption of IFRS the Company has the option to reset the Foreign currency translation reserve to zero. At this stage the Company believes it will elect to exercise this option. The reset will be offset against Retained Earnings on the Statement of Financial Position.

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX

2 This report, and the accounts upon which the report is based, use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed

4 The accounts are in the process of being audited

5 The entity has a formally constituted audit committee.

GRAHAM DAVIE
Director

27 August 2004



Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9696 1411 www.redflex.com

Release to Australian Stock Exchange

New USA Contract with City of Modesto

26 August 2004. The Directors of Redflex Holdings Limited wish to advise shareholders that Redflex Traffic Systems Inc (RTSI), a wholly owned subsidiary of Redflex Holdings Limited, has been awarded a new contract to provide public safety solutions with red light photo enforcement for the City of Modesto, a municipality in the USA.

The City of Modesto is a significant population centre located southeast of the City of San Francisco, in California. It is ranked as a top 100 city by population within the USA, the 16th largest city in California and a significant regional center.

The new contract has been won under a competitive selection process against the leading vendors in the industry. The contract is for the provision of up to 20 red light enforcement systems in 10 intersections, with a contract term of five years with two one-year options. Redflex will be paid a fixed fee of US$6,070 per month for each system comprising a direction of travel in an intersection.

On 4 August Redflex announced a debt facility of US$13,000,000 (AU$18.4m) with Harris Trust & Savings Bank based in Chicago, to finance Redflex Traffic Systems Build-Own-Operate photo enforcement programs in the USA and for other general corporate purposes.

Redflex Traffic Systems Inc has contracts with 68 cities world-wide in ten countries and is the largest provider of digital red light photo enforcement services in North America, with contracts in 53 cities and towns across eleven states and has led the market in installed systems, installation rate, and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
(03) 9674 1888

Bruce Higgins
President and CEO
Redflex Traffic Systems Inc
bruceh@redflex.com
0011 1 480 9987478


RECEIVED
2005 FEB 17 A 10: 17


Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

REDFLEX HOLDINGS LIMITED

ABN

96 069 306 216

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued pursuant to the exercise of unlisted employee options.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	The exercise price of each option was $2.9763.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	These shares were issued pursuant to the exercise of unlisted employee options (RDFAM).
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17/8/04

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
83,161,428	Ordinary Shares (RDF)

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
5	Employee Shares fully paid (RDFAI)
nil	Options expiring 7/8/04 exercisable at $2.60 (RDFAM)
60,000	Options expiring 20/5/06 exercisable at $1.52 (RDFAO)
20,000	Options expiring 11/1/06 exercisable at $1.66 (RDFAP)
500,000	Options expiring 30/6/05 exercisable at $4.98 (RDFAQ)
1,800,000	Options expiring 01/02/08, exercisable at $0.50 (RDFAR)

2,555,000	Options expiring 30/09/08, exercise price at date of issue is $0.58 and will increase at the compounding rate of 3% per annum until exercised (RDFAS)
1,348,000	Options expiring 2/6/2009. exercise price is the VWA price of RDF for the last five business days prior to 2 June 2004 ($2.06), adjusted by the movement in the ASX All Ordinaries Index calculated as a percentage from 2 June 2004 being the grant date, to the last business day of the month prior to the date of exercise. (RDFAT)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue – Not applicable

11	Is security holder approval required?	not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X 20,000 Ordinary Shares

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Marilyn Stephens
18 August 2004

== == == == ==



REDFLEX GROUP

Redflex Group
31 Market Street, (P.O. Box 720)
South Melbourne
Victoria, Australia 3205
Tel:+61 3 9674 1888
Web: www.redflex.com.au

19 August 2004

Mr Rick Iversen
Senior Companies Adviser
Australian Stock Exchange Limited
Level 3, 530 Collins Street
Melbourne. Vic 3000
Fax: 9614 0303

Dear Mr Iversen

Re: Price Query

In reply to the questions contained in your letter of the 18th we advise:

1. Redflex Holdings Limited (the "Company") is not aware of any information that has not been announced that could be an explanation for recent trading
2. not applicable
3. The Company has announced to the market that it expects the operating profit for the financial year ended 30 June 2004 to vary from the previous year by more than 15%. Directors advised in our 11 March 2004 announcement that they expect to report a profit for the year in excess of $3 million.
4. No. The Company has no reason to think it may record any material abnormal or extraordinary profit or loss for the financial year ended 30 June 2004.
5. The Company has no explanation for the price change and increase in volume traded.
6. The Company is in compliance with the listing rules and in particular listing rule 3.1.

On an immaterial matter, but advised for completeness, the Company will shortly be lodging a 3B in relation to the issue of 20,000 ordinary shares pursuant to the exercise of unlisted employee options (RDFAM). The exercise price of each option was $2.9763.

Yours sincerely

Marilyn Stephens
Company Secretary


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Level 3
Stock Exchange Centre
530 Collins Street
Melbourne VIC 3000

GPO Box 1784Q
Melbourne
VIC 3001

Telephone 61 3 9617 8611
Facsimile 61 3 9614 0303
Internet http://www.asx.com.au

18 August 2004

Ms Marilyn Stephens
Company Secretary
Reflex Holdings Limited
31 Market St
SOUTH MELBOURNE

By email

Dear Ms Stephens

Reflex Holdings Limited (the "Company")

RE: PRICE QUERY

We have noted a change in the price of the Company's securities from $3.00 on 13 August 2004 to $2.47 today. We have also noted an increase in the volume of trading in the securities over this period.

In light of the price change and increase in volume, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any reason to think that there may be a change in the operating profit or loss before abnormal items and income tax so that the figure for the financial year ended 30 June 2004 would vary from the previous year by more than 15%? If so, please provide details as to the extent of the likely variation.

4. Is there any reason to think that the Company may record any material abnormal or extraordinary profit or loss for the financial year ended 30 June 2004? If so, please provide details.

5. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

6. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by return e-mail or to **facsimile number 03 9614 0303**. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than half an hour before the start of trading (ie before 9.30 a.m. E.S.T.) on Thursday 19 August 2004.

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable

to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely,

Rick Iversen
Senior Companies Adviser

Direct Line: 03 9617 8711


REDFLEX
HOLDINGS


RECEIVED
2005 FEB 17 A 10: 17

Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com.au

Release to Australian Stock Exchange

A$18.4M Funding Facility with Harris Bank

4 August 2004. The directors of Redflex Holdings Limited wish to advise shareholders Redflex Traffic Systems Inc., (RTSI) a wholly owned subsidiary of Redflex Holdings Limited has closed a revolving credit facility of US$13,000,000 (AUD$18.4m) with Harris Trust & Savings Bank based in Chicago.

The facility has been structured as a Secured Revolving Credit Facility of US$13,000,000 which will be used to refinance existing indebtedness with the National Australia Bank (NAB) held by Redflex Holdings Limited, to finance Redflex Traffic Systems Build-Own-Operate photo enforcement programs in the USA, general capital expenditures, working capital and other general corporate purposes. The facility is secured against a first and only priority senior secured security interest on Redflex Traffic Systems Inc. and its subsidiaries, Redflex Traffic Systems (California) Inc, formerly Traffic Safety Systems Inc., and Redflex Traffic Systems Pty Ltd, based in Melbourne Australia. The previous debenture held by the NAB over the RTSI group will be released.

Under the terms of the revolving credit facility RTSI will pay interest charges in US dollars based on the US$ London Interbank Offered Rate Index (LIBOR) plus a margin of between 1.25% and 1.75% depending on the quarterly compliance certificates against RTSI cash flow leverage ratios achieved on a trailing 12 month basis. LIBOR interest rates vary on a daily basis; as a guide 1-month LIBOR interest rate on 3 August was 1.43%. The term of the facility is three years.

Bruce Higgins President and CEO of Redflex Traffic Systems in commenting on the facility said "We are very pleased to announce this debt facility and new relationship with Harris Bank which will enable Redflex to add to our installation of photo enforcement systems that are funded from business cash flows, with senior debt, rather than equity funding mix, and achieve growth rates into the future consistent with what we have achieved over the past 12 months. The finance facility will allow RTSI to continue to grow at an average rate in excess of 15 systems per month and remain within the terms of the facility to the point where growth will be fully funded from cash flow from within the business. The growth to this point is based on existing signed contracts. Harris Bank is particularly suitable as a banker for our business with international operations and experience combined with one of the largest financial networks in North America. To support the transaction approval RTSI provided three years of financial audited records prepared in accordance with U.S. GAAP."

Harris Bank is wholly owned by BMO Financial Group (NYSE, TSX: BMO) and is one of the largest financial services providers in North America with average assets of US$197 billion for the quarter ended October 31, 2003. BMO operates in more than 30 lines of business within its group of companies, including BMO Nesbitt Burns, one of Canada's largest full-service investment firms, and Harris*direct*. As a member of BMO Financial Group, Harris Bank offers clients the range of services and depth of expertise of one of the largest financial networks in North America.

Redflex Traffic Systems Inc. has contracts with 67 cities world-wide in ten countries, is the largest provider of digital red light photo enforcement services in North America, with contracts in 52 cities and towns across eleven states, and has led the market in installed systems, installation rate, and market share over the past 12 months.

For further information:

Graham Davie Chief Executive Officer Redflex Holdings Limited graham.davie@redflex.com.au (03) 9674 1888		Bruce Higgins President and CEO Redflex Traffic Systems Inc bruceh@redflex.com; 0011 1 480 9987478

For more information about BMO Financial Group:

www.bmo.com
www.harrisbank.com
www.harrisnesbitt.com
www.theharris.com
www.harrisadvantedge.com
www.harrisdirect.com
www.harrisinsight.com



Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com.au

Release to Australian Stock Exchange

Notification of Patent Infringement Claim

20 July 2004. The directors of Redflex Holdings Limited wish to advise shareholders that they have become aware of a patent infringement claim having been issued against Redflex Traffic Systems Inc., a wholly-owned subsidiary, by Nestor, Inc., a small USA based competitor.

Redflex has taken immediate independent external advice from its patent attorney in relation to the patent which it is alleged to have breached. Such advice is to the effect that such patent is not breached by the Redflex product. Accordingly it would appear that the claim of patent infringement is entirely without merit. Should the proceedings which have been issued be pursued they will be vigorously defended. Redflex intends to contact Nestor and explain fully why no patent infringement has occurred with a view to facilitating resolution and discontinuance of the matter.

Redflex will continue to conduct its business in its current manner and has not in any way changed its plans to continue the rollout of the Redflex proprietary and patented photo enforcement camera systems in the USA. On 15 July Redflex reported the installation of the 300th photo enforcement system in the USA, and profitable revenue growth of 40% in the second half when compared to the first half of the 2003/04 financial year. It expects its strong growth rate in EBITDA and Net Profit to continue.

Redflex Traffic Systems Inc. has contracts with 67 cities world-wide in ten countries and is the largest provider of digital red light photo enforcement services in North America, with contracts in 52 cities and towns across eleven states and led the market in installed systems, installation rate, and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
(03) 9674 1888

Bruce Higgins
President and CEO
Redflex Traffic Systems Inc
bruceh@redflex.com;
0011 1 480 9987478



REDFLEX HOLDINGS

Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

300th Installation and 11th USA state milestone reached

15 July 2004: The directors are pleased to announce that Redflex Traffic Systems Inc, a company of the Redflex Group, has been awarded a contract to provide public safety solutions with photo enforcement for the City of Albuquerque, New Mexico in the USA, and important contract variations with existing cities.

Redflex will deliver a pilot program for the City of Albuquerque, the first photo enforcement program of this type in the State of New Mexico. The City of Albuquerque has a population of 449,000. The contract is for a pilot program of four systems for an initial term of one year.

Redflex has also negotiated changes to three existing contracts. The changes are:

City of El Cajon in California: Extension of the existing contract for a fixed price of $6,300 per system per month with a term of five years with two one-year options.

City of Toledo in Ohio: Approval to activate the red light and speed combination enforcement capability within selected existing intersections to enable the city to enforce speed in addition to the red light enforcement mode presently being enforced.

City of Scottsdale in Arizona: Approval to increase the contract with three additional photo enforcement systems, two red light/speed combination systems and the first approval within the USA to install a fixed speed only photo enforcement system at the roadside.

Bruce Higgins President and CEO of Redflex Traffic Systems in commenting on the programs said "The award of the red light enforcement pilot program with the City of Albuquerque is an important step in bringing our public safety program to the State of New Mexico and marks our 11th state under contract within the USA and our 67th city world wide. We are also pleased to announce the installation of our 300th photo enforcement system installed within the USA. This system was installed in the City of Santa Clarita in California at the intersection of Soledad Canyon Road and Whites Canyon Road."

"Since our AGM in November 2003 Redflex has installed 104 systems in the USA taking our installed base to 301 systems at the end of June after accounting for the withdrawal of 5 wet film systems. This rate of growth exceeds the combined rate of growth of all other competitors combined based on public data. We achieved a growth in our build-own-operate revenues within the USA market of 40% in the second half when compared to the first half of the FY04 financial year".

Redflex Traffic Systems Inc has contracts with 67 cities world-wide in ten countries and is the largest provider of digital red light photo enforcement services in North America, with contracts in 52 cities and towns across eleven states and has led the market in installed systems, installation rate, and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
(03) 9674 1888
graham.davie@redflex.com.au

Bruce Higgins
President and CEO
Redflex Traffic Systems Inc
0011-1-480-9987478
bruceh@redflex.com


REDFLEX
HOLDINGS



Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com.au

Release to Australian Stock Exchange

Redflex Communications Systems $1.3M Contract Extension with Lockheed Martin

24 June 2004. The directors are pleased to announce that Redflex Communications Systems Pty Ltd., a wholly owned company of the Redflex Group, has been awarded an extension to an existing contract with the Lockheed Martin Naval Electronics and Sensor Systems company based in Syracuse, New York. The new order is worth around A$1.3M.

The contract is for the supply of Redflex's Switch*plus*® communications systems and associated equipment and services for a national air defence system incorporating Lockheed Martin's Air Defence Radar systems. The multiple site system delivered under the existing contract will be further enhanced under this new order to provide sophisticated interworking among the key sites and ensure that the customer's requirements for comprehensive voice and data communications are met.

The contract extension is expected to be delivered during the 2004/05 financial year.

Peter Harrison, General Manager of Redflex Communications Systems Pty Ltd said: "This contract builds on the track record of Redflex Communications Systems in delivering quality communications systems into global markets, and highlights the value of the long term relationship with Lockheed Martin which has delivered value for both organisations. Redflex Communications Systems looks forward to further opportunities for collaboration with Lockheed Martin."

Switch*plus*® is the core product of Redflex Communications Systems and is used in Air Traffic Control, Military Operations Centres and other Command and Control and Public Safety applications around the world. Redflex Communications Systems, with facilities in Melbourne, Australia and the Washington, DC area of the USA, is a leading communications systems integrator for transportation, defence and public safety applications worldwide.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
(03) 9674 1888

Brad Kay
President and CEO
Redflex Communication Systems Inc
bradk@redflex.com.au
+1 703-871-5141

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

REDFLEX HOLDINGS LIMITED

ABN

96 069 306 216

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares – 70,000 Unlisted Employee Options – 1,348,000
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	70,000 Fully paid ordinary shares 1,348,000 Unlisted Employee Options

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	70,000 Fully paid ordinary shares 1,348,000 Unlisted Employee options were issued under the following terms: i. One third of the Options may be exercised on or after 2 June 2005; ii. A further third may be exercised on or after 2 June 2006; iii. The remaining third may be exercised on or after 2 June 2007; iv. The exercise of each tranche of Options will be subject to the employee's relevant business unit attaining a profit in the financial year ending 30 June prior to the relevant vesting date. If the Options that were to vest conditionally on the attainment of such profit shall not vest, such Options shall be forfeited; v. The options expire 3 June 2009; vi. The exercise price of each Option is the volume weighted average price of RDF shares listed on the ASX for the last five business days prior to grant, adjusted by the movement in the ASX All Ordinaries Index calculated as a percentage from grant date to the last business day of the month prior to the date of exercise; vii. Options that have not vested cannot be exercised after termination of employment.
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes - 70,000 fully paid ordinary shares rank equally with share on issue. No - 1,348,000 Options form a new class of unlisted Employee Options.
5	Issue price or consideration	70,000 ordinary shares at $0.5909 each 1,348,000 unlisted employee Options at nil.

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	70,000 Shares were issued pursuant to the exercise of RDFAS unlisted options. 1,348,000 Options have been granted to key executives of Redflex Traffic Systems Pty Ltd and Redflex Traffic Systems Inc as part of the Company's overall incentive policies to promote long-term incentives to outperform competitors and peer group companies.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	70,000 Shares – 8 June 2004 1,348,000 Options – 2 June 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	83,141,428	Ordinary Shares (RDF)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5	Employee Shares fully paid (RDFAI)
		40,000	Options expiring 7/8/04 exercisable at $2.60 (RDFAM)
		60,000	Options expiring 20/5/06 exercisable at $1.52 (RDFAO)
		20,000	Options expiring 11/1/06 exercisable at $1.66 (RDFAP)
		500,000	Options expiring 30/6/05 exercisable at $4.98 (RDFAQ)
		1,800,000	Options expiring 01/02/08, exercisable at $0.50, with one third exercisable on or after 01/02/04, after which date a further 50,000 are exercisable on the first day of each calendar month thereafter (RDFAR)
		2,555,000	Options expiring 30/09/08, exercise price at date of issue is $0.58 and will increase at the compounding rate of 3% per annum until exercised, one third exercisable on or after 01/02/04, one third exercisable on or after 01/02/05 and one third exercisable on or after 01/02/06 (RDFAS)

1,348,000	Options expiring 2/6/2009. One third is exercisable on or after 2 June 2005, one third on or after 2 June 2006 and one third on or after 2 June 2007. The exercise price is the volume weighted average price of Redflex Holdings Limited shares listed on the ASX for the last five business days prior to 2 June 2004 ($2.06), adjusted by the movement in the ASX All Ordinaries Index calculated as a percentage from 2 June 2004 being the grant date, to the last business day of the month prior to the date of exercise. Exercise of each tranche of Options is dependent upon the executive's relevant business unit attaining a profit in the financial year ending 30 June prior to the relevant vesting date. (RDFAT)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Options do not confer any right to participate in dividends until shares are allotted pursuant to the exercise of the Options.

Part 2 - Bonus issue or pro rata issue – Not applicable

11	Is security holder approval required?	not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or *renunciations*	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X 70,000 Securities (Ordinary Shares) included in description in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

+ See chapter 19 for defined terms.

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: in the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Marilyn Stephens
5 March 2004

== == == == ==




RECEIVED
2005 FEB 17 A 9:12

Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

Redflex Communications Systems $2.8M Government Research and Development Grant

8 June 2004. The directors are pleased to announce that Redflex Communications Systems Pty Ltd, a wholly owned company of the Redflex Group, has been awarded a Commonwealth of Australia Industry Research and Development Start Grant to develop Redflex's next generation Switch*plus*® product.

The R&D Grant worth AU$2.8M over three years is for the development of the Switchplus Generation III product. This development will ensure that the next generation of Switchplus product addresses the emerging technologies of Voice Over IP and distributed communications systems in Redflex's key operating markets, Defence and Aerospace. Redflex expects commercial benefits will be realised as early as FY2006 with the roll out of new products. The Research and Development program is scheduled to run for 30 months as it integrates new technologies into the Switchplus product suite.

Peter Harrison, General Manager of Redflex Communications Systems Pty Ltd said: "Redflex has secured this R&D grant from the Australian government to ensure that our product meets the future requirements of the aerospace and defence markets. This grant provides funding over the next three years to ensure that our product continues to meet the rapidly changing requirements of these markets."

Switch*plus*® is the core product of Redflex Communications Systems and is used in Air Traffic Control, Military Operations Centres and other Command and Control and Public Safety applications around the world. Redflex Communications Systems, with facilities in Melbourne, Australia and the Washington, DC area of the USA, is a leading communications systems integrator for transportation, defence and public safety applications worldwide.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
(03) 9674 1888

Brad Kay
President and CEO
Redflex Communication Systems Inc
bradk@redflex.com.au
+1 703-871-5141



Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

Grant of Employee Options

1 June 2004. The directors intend to grant 1,348,000 unlisted Options over ordinary shares to key executives as part of the Company's overall incentive policies to promote long-term incentives to outperform our competitors and peer group companies.

The Options will be issued in accordance with the existing Redflex Employee Option Plan on the following terms:

a) One third of the Options will vest 12 months from the grant date;
b) A further third will vest 2 years from the grant date;
c) The remaining third will vest 3 years from the grant date;
d) Each tranche of Options cannot be exercised until after the vesting date. Exercise will be subject to the executive's relevant business unit attaining a profit in the financial year ending 30 June prior to the relevant vesting date. If the Options that were to vest conditionally on the attainment of such profit shall not vest, such Options shall be forfeited;
e) The options expire after 5 years;
f) The exercise price of each Option is the volume weighted average price of RDF shares listed on the ASX for the last five business days prior to grant, adjusted by the movement in the ASX All Ordinaries Index calculated as a percentage from grant date to the last business day of the month prior to the date of exercise. This term replaces the 3% indexation in the Redflex Employee Option Plan at the discretion of the directors to more closely align the performance of Redflex when measured against listed ASX companies and reward executives, through these Options, only in the case that the share price outperforms the All Ordinaries Index;
g) The grant of options will be confirmed subject to acceptance by individual employees by the issue of an Appendix 3B in accordance with the details in this announcement;
h) Options that have not vested cannot be exercised after termination of employment.

For further information:

Graham Davie
Chief Executive Officer
graham.davie@redflex.com.au
(03) 9674 1888

Marilyn Stephens
Company Secretary
marilyn.stephens@redflex.com.au
(03) 9674 1712



Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

Two New USA Contracts for Public Safety Programs

1 June 2004: The directors are pleased to announce that Redflex Traffic Systems Inc, a company of the Redflex Group, has been awarded two new contracts to provide public safety solutions with photo enforcement for municipalities in the USA.

Both new contracts were won under a competitive selection process against the leading vendors in the industry and are based on a fixed fee per month for each photo enforcement system. The details are as follows:

City of Paramount in the State of California, with a population of 55,000, for the provision of up to 10 red light enforcement systems. The contract is for a term of five years with two one-year options for extension.

City of San Mateo in the State of California, with a population of 92,000 for the provision of up to 20 red light enforcement systems as mutually agreed to improve public safety. The contract is for a term of five years with two one-year options.

Redflex Traffic Systems Inc has contracts with 66 cities world-wide in 10 countries, and is the largest provider of digital red light photo enforcement services in North America, with contracts in 51 cities and towns across 10 states, and leads the market in installed systems, installation rate, and market share over the past 12 months.

For further information:
Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
(03) 9674 1888

Bruce Higgins
President and CEO
Redflex Traffic Systems Inc
bruceh@redflex.com
+1 480 9987478


REDFLEX
HOLDINGS


RECEIVED
2005 FEB 17 A 10: 12

Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

Redflex Communications Systems awarded 4 year contract with United States Air Force valued up to AU$17M

31 May 2004. The directors are pleased to announce that Redflex Communications Systems Pty Ltd., a wholly owned company of the Redflex Group, has been selected to provide communications systems for the Battle Control System-Mobile (BCS-M), an ongoing United States Air Force program to update and eventually replace the legacy ground theatre air control system control and reporting centre (CR) command and control (C2) system.

Redflex has teamed with US based Innovative Solutions Consulting Inc, providing a local integration capability for this program. The Air Force can issue delivery orders totalling up to the maximum amount indicated, though actual requirements may necessitate less than this amount. The total contract value is expected to be in the order of AU$17M over the four years.

This will be Redflex Communications Systems' fifth contract with the United States Department of Defence in just eight months.

Switch*plus*® is the core product of Redflex Communications Systems and is used in Air Traffic Control, Military Operations Centres and other Command and Control and Public Safety applications around the world. Redflex Communication Systems, with facilities in Melbourne, Australia and the Washington, DC area of the USA, is a leading communications systems integrator for transportation, defence and public safety application worldwide.

The Redflex Group has principal offices in Australia and the USA and representatives on all continents.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
(03) 9674 1888

Brad Kay
President and CEO
Redflex Communication Systems Inc
brad.kay@redflex.com.au
+1 703-871-5141


REDFLEX
HOLDINGS


RECEIVED
2005 FEB 17 A

Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

Redflex Wins $1.2M NSW Contract

31 May 2004. The directors are pleased to announce that Redflex Traffic Systems Pty Ltd, a wholly owned company of the Redflex group, has been awarded a contract valued at $1.2million by the Roads and Traffic Authority NSW, to supply the Redflex Point-to-Point speed detection systems for trials throughout NSW commencing this month.

The NSW Minister for Roads, Mr Carl Scully in a news release said the new Point to Point Speed Cameras are the Government's latest initiative in its ongoing campaign to get drivers to slow down.

Mr Scully said the cameras use optical character recognition to record the number plate of a vehicle as it passes the first camera which is then compared with an image of the vehicle as it passes the second camera.

"The cameras know how long it takes to legally cover the distance between the two points; if the vehicle has reached the second camera too soon, it must have travelled above the speed limit for some of the way."

"At the end of the trial period, the results will be assessed and if it proves successful at detecting long distance speeding similar point to point speed cameras will be installed on other routes."

Bruce Higgins, Chief Executive of Redflex Traffic Systems said, "Redflex is pleased to be working with the Roads and Traffic Authority on this important project which builds on our experience where Redflex has over 100 cameras installed in NSW for public safety speed enforcement, toll enforcement and bus lane enforcement. This win continues the Redflex leadership in Point to Point Speed Detection Systems, an important market for the Company".

Redflex Traffic Systems Inc has contracts with 64 cities world-wide in ten countries and is the largest provider of digital red light photo enforcement services in North America, with contracts in 49 cities and towns across ten states, and leads the market in installed systems, installation rate, and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
grahamd@redflex.com.au
(03) 9674 1888

Bruce Higgins
President and CEO
Redflex Traffic Systems Inc
bruceh@redflex.com
+1 480 998 7478

THORNEY HOLDINGS PTY LTD

A.C.N. 006 262 835
Level 2, 533 Little Lonsdale Street, Melbourne Vic 3000
Telephone 9247 4726 Facsimile 9247 4727

14 May 2004

BY FACSIMILE: 1900 999 279 - 6 pages

Manager Company Announcements
Australian Stock Exchange Limited
Level 10
20 Bond Street
SYDNEY 2000

Dear Sir/Madam,

Change in Interests or Entitlements of Substantial Shareholder - Form 604
Redflex Holdings Limited

I enclose by way of service Form 604 Notice of Change in Interests or Entitlements of Substantial Shareholder dated 14 May 2004 in accordance with Section 617(B) of the Corporations Act 2001.

I confirm that the original Form 604 has been served on Redflex Holdings Limited by express post today.

Yours sincerely,

ROBERT KAYE
Company Secretary

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To: company name/scheme **REDFLEX HOLDINGS LIMITED**

ACN/ARSN ACN 069 308 216

1. Details of substantial holder[1]

Name THORNEY HOLDINGS PTY LTD and each of its related bodies corporate listed in the attached Schedule "A" to this Notice (hereinafter collectively referred to as "Thorney Holdings")

ACN (if applicable) ACN 006 262 835

There was a change in the interests of the substantial holder on 14/05/04

The previous notice was given to the company on 12/01/04

The previous notice was dated 12/01/04

2. Previous and present voting power

The total number of shares votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate[2] had a relevant interest[3] in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of Securities[4]	Previous Notice		Present Notice	
	Person's votes	Voting power[5]	Person's votes	Voting power[6]
Fully Paid Ordinary Shares	8,667,101	10.44%	6,860,991	8.26%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, relevant interests of the substantial holder or an associate in voting securities of the company or scheme since the substantial holder was last required to give a substantial holding notice to the company are as follows:

Date of Change	Person whose relevant interest changed	Nature of change[7]	Consideration given in relation to change[8]	Class and number of securities affected	Person's votes affected
16.02.04	Thistle Custodians Pty Ltd	On market sale	$1.5131 per share	100,000 Ordinary Shares	Thistle Custodians Pty Ltd
17.02.04	Thistle Custodians Pty Ltd	On market sale	$1.5589 per share	100,000 Ordinary Shares	Thistle Custodians Pty Ltd
18.02.04	Thistle Custodians Pty Ltd	On market sale	$1.6091 per share	56,110 Ordinary Shares	Thistle Custodians Pty Ltd
19.03.04	Thistle Custodians Pty Ltd	On market sale	$1.5911 per share	200,000 Ordinary Shares	Thistle Custodians Pty Ltd
22.03.04	Thistle Custodians Pty Ltd	On market sale	$1.648 per share	100,000 Ordinary Shares	Thistle Custodians Pty Ltd

29.03.04	Thistle Custodians Pty Ltd	On market sale	$1.70 per share	100,000 Ordinary Shares	Thistle Custodians Pty Ltd
14.04.04	Thistle Custodians Pty Ltd	On market sale	$1.90 per share	99,313 Ordinary Shares	Thistle Custodians Pty Ltd
15.04.04	Thorney Pty Ltd	On market sale	$1.91 per share	687 Ordinary Shares	Thistle Custodians Pty Ltd
16.04.04	Thistle Custodians Pty Ltd	On market sale	$1.946 per share	50,000 Ordinary Shares	Thistle Custodians Pty Ltd
14.05.04	Thorney Pty Ltd	On market sale	$2.20 per share	1,000,000 Ordinary Shares	Thistle Custodians Pty Ltd

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder[9]	Nature of relevant interest[10]	Class and number of shares	Person's votes
Thistle Custodians Pty Ltd ACN 078 027 193 ("Thistle)	Invia Custodians Pty Ltd	Thistle	Beneficial Owner	60,836 fully paid ordinary shares	60,836
Thorney Pty Ltd ACN 008 595 453 ("Thorney")	Invia Custodians Pty Ltd	Thorney	Beneficial Owner	2,220,344 fully paid ordinary shares	2,220,344
Thorney Holdings	Invia Custodians Pty Ltd	Thorney Holdings	Beneficial Owner as to 4,579,811 Ordinary Shares. By virtue of section 608 of the Corporations Act 2001 as to 2,281,180 Ordinary Shares.	6,860,991 fully paid ordinary shares	6,860,991
Thorney Consolidated Holdings Pty Ltd ACN 075 051 482	Invia Custodians Pty Ltd	Thistle, Thorney and Thorney Holdings	By virtue of section 608 of the Corporations Act 2001	6,860,991 fully paid ordinary shares	6,860,991
Pratt Holdings Pty Ltd ACN 004 421 961	Invia Custodians Pty Ltd	Thistle, Thorney and Thorney Holdings	By virtue of section 608 of the Corporations Act 2001	6,860,991 fully paid ordinary shares	6,860,991
Pratt Consolidated Holdings Pty Ltd	Invia Custodians Pty Ltd	Thistle, Thorney and Thorney Holdings	By virtue of section 608 of the Corporations Act 2001	6,860,991 fully paid ordinary shares	6,860,991
Pratt Group Holdings Pty Ltd	Invia Custodians Pty Ltd	Thistle, Thorney and Thorney Holdings	By virtue of section 608 of the Corporations Act 2001	6,860,991 fully paid ordinary shares	6,860,991

5. Changes in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association[11] with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Thistle Custodians Pty Ltd	Level 2, 533 Little Lonsdale Street, Melbourne 3000
Thorney Pty Ltd	Level 2, 533 Little Lonsdale Street, Melbourne 3000
Thorney Holdings Pty Ltd	Level 2, 533 Little Lonsdale Street, Melbourne 3000
Thorney Consolidated Holdings Pty Ltd	Level 2, 533 Little Lonsdale Street, Melbourne 3000
Pratt Holdings Pty Ltd	Level 2, 533 Little Lonsdale Street, Melbourne 3000
Pratt Consolidated Holdings Pty Ltd	Level 2, 533 Little Lonsdale Street, Melbourne, 3000
Pratt Group Holdings Pty Ltd	Level 2, 533 Little Lonsdale Street, Melbourne, 3000
Associates	See attached

Signature

Print name Robert Kaye Capacity Secretary

Sign here date 14/05/04

THIS IS THE SCHEDULE OF 2 PAGES REFERRED TO IN THE FORM 604 NOTICE OF INITIAL SUBSTANTIAL SHAREHOLDER SIGNED BY ME AND DATED 14 MAY 2004.

....
Robert Kaye
Company Secretary
THORNEY HOLDINGS PTY LTD

SCHEDULE

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ARI R & D Pty Ltd, ACN 069 674 933, Level 2, 533 Little Lonsdale Street, Melbourne 3000

ARI R & D Holdings Pty Ltd, ACN 069 674 871, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Astrapak Pty Ltd, ACN 089 137 986, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Burwood Terrace Pty Ltd, ACN 080 534 416, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Burwood Terrace Holdings Pty Ltd, ACN 075 051 464, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Colstrup Pty Ltd, ACN 006 538 165, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Cotham Road Pty Ltd, ACN 098 015 055, Level 2, 533 Little Lonsdale Street, Melbourne 3000

EEG R & D (Holdings) Pty Ltd, ACN 069 602 062, Level 2, 533 Little Lonsdale Street, Melbourne 3000

HEP R & D Holdings Pty Ltd, ACN 069 095 174, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Ilaba Pty Ltd, ACN 069 171 160, Level 2, 533 Little Lonsdale Street, Melbourne 3000

J. Gadsden Pty Ltd, ACN 005 878 995, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Kerbside Papers Limited, Level 3, 50 Anzac Avenue, Auckland, New Zealand

Kingsthorne Pty Ltd, ACN 006 449 903, Level 14, 600 St. Kilda Road, Melbourne 3004

Lonsdale Mineral Exploration No. 2 Pty Ltd, ACN 081 412 348, Level 2, 533 Little Lonsdale Street, Melbourne 3004

McCredie Road Properties Pty Ltd, ACN 005 258 284, Level 14, 600 St. Kilda Road, Melbourne 3004

McKoy Street Properties Pty Ltd, ACN 098 493 817, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Mil-town Pty Ltd, ACN 006 262 844, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Northcourt Pty Ltd, ACN 006 564 870, Level 14, 600 St Kilda Road, Melbourne 3004

OVS Investment Corporation Limited, ACN 009 119 199, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt & Co. Pty Ltd, ACN 005 967 555, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt & Nominees Pty Ltd, ACN 005 788 214, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt & Security Pty Ltd, ACN 005 787 161, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt Energy Pty Ltd, ACN 075 051 455, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt Energy Holdings Pty Ltd, ACN 075 051 517, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt Finance Pty Ltd, ACN 005 449 632, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt Holdings No 2 Pty Ltd, ACN 104 958 572, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt Holdings No 3 Pty Ltd, ACN 104 958 545, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt Holdings No 4 Pty Ltd, ACN 104 958 518, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt Infrastructure Pty Ltd, ACN 074 489 553, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt Infrastructure Finance Pty Ltd, ACN 075 257 984, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt Infrastructure No. 3 Pty Ltd, ACN 087 537 344, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt International Pty Ltd, ACN 005 787 959, Level 14, 600 St. Kilda Road, Melbourne 3004

Pratt Investments Pty Ltd, ACN 005 019 027, Level 14, 600 St. Kilda Road, Melbourne 3004

Pratt Pastoral Pty Ltd , ACN 098 839 304, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt Research & Development Pty Ltd, ACN 005 534 609, Level 14, 600 St. Kilda Road, Melbourne 3004

Pratt Water Pty Ltd, ACN 099 764 235, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Prickly Pty Ltd, ACN 075 290 032, Level 39 55 Collins Street, Melbourne 3000

Ruddi Pty Ltd, ACN 006 818 597, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Southern Paper Pty Ltd, ACN 090 908 188, Level 2, 533 Little Lonsdale Street, Melbourne 3000

SPC One Properties Pty Ltd, ACN 008 545 542, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Sundowner Investments Pty Ltd, ACN 005 438 915, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Thorney Equities Pty Ltd, ACN 080 075 207, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Thorney Industries Pty Ltd, ACN 006 758 505, Level 14, 600 St. Kilda Road, Melbourne 3004

Thorney Infrastructure No. 2 Pty Ltd, ACN 083 132 835, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Thorney Investments Pty Ltd, ACN 005 788 223, Level 14, 600 St. Kilda Road, Melbourne 3004

Thorney Properties Pty Ltd, ACN 079 777 209, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Thorney Properties (Ballarat) Pty Ltd, ACN 106 593 725, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Triwall Pty Ltd, ACN 000 822 140, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Board Pty Ltd, ACN 005 787 913, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Board (NZ) Limited, Level 3, 50 Anzac Avenue, Auckland, New Zealand

Visy Board Paper Products Pty Ltd, ACN 005 534 396, Level 14, 600 St. Kilda Road, Melbourne 3004

Visy Board Properties Pty Ltd, ACN 004 278 997, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Board (S.A.) Pty Ltd, ACN 008 268 371, 24-26 White Road, Gepps Cross 5094

Visy Board (Wodonga) Pty Ltd, ACN 098 839 402, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Cartons Pty Ltd, ACN 095 321 592, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy CDL Services Pty Ltd, ACN 004 052 260, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Industries Australia Pty Ltd, ACN 004 337 615, Level 14, 600 St. Kilda Road, Melbourne 3004

Visy Industries Holdings Pty Ltd, ACN 005 787 968, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Industries USA Pty Ltd, ACN 005 449 445, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Kraft Holdings Pty Ltd, ACN 086 513 199, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Packaging Pty Ltd, ACN 095 313 723, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Packaging Holdings Pty Ltd, ACN 095 132 317, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Packaging Properties Pty Ltd, ACN 095 190 524, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visypak Operations Pty Ltd, ACN 094 555 085, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Paper Pty Ltd, ACN 005 803 234, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Paper Technology Pty Ltd, ACN 000 154 638, Level 2, 533 Little Lonsdale Street, Melbourne 3000

VisyPET Pty Ltd, ACN 099 764 119, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visypet (NZ) Limited, Level 3, 50 Anzac Avenue, Auckland, New Zealand

Visy Plastics Pty Ltd, ACN 079 309 943, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Pulp and Paper Pty Ltd, ACN 086 513 144, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy R & D Pty Ltd, ACN 072 572 046, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Recycling (NZ) Limited, Level 3, 50 Anzac Avenue, Auckland, New Zealand

Visy Recycling Operations Pty Ltd, ACN 006 941 082, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Rigid Holdings (NZ) Limited, Level 3, 50 Anzac Avenue, Auckland, New Zealand

Visy Rigid Packaging (NZ) Limited, Level 3, 50 Anzac Avenue, Auckland, New Zealand

Visy Tech Systems Pty Ltd, ACN 095 313 741, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Woodyard Operations Pty Ltd, ACN 097 267 313, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Wax R & D Pty Ltd, ACN 070 023 095, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Yoni Pty Ltd, ACN 008 651 429, Level 2, 533 Little Lonsdale Street, Melbourne 3000



Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

New Contracts with Two USA Municipalities

23 April 2004: The directors are pleased to announce that Redflex Traffic Systems Inc, a company of the Redflex Group, has been awarded two new contracts for photo enforcement with municipalities in the USA.

The new contracts were both won under competitive tenders with a formal selection process against the leading vendors in the industry. The contract details are as follows:

City of Medford in the State of Oregon, with a population of 68,000, for the provision of up to 8 red light enforcement systems and two photo speed systems. The contract is for a term of five years with two one-year options for extension.

The City of Greenville North Carolina, with a population of 63,000, for the provision of up to 10 red light enforcement systems as mutually agreed to improve public safety. The contract is for a term of five years.

Redflex Traffic Systems Inc has contracts with 64 cities world-wide in ten countries and is the largest provider of digital red light photo enforcement services in North America, with contracts in 49 cities and towns across ten states, and leads the market in installed systems, installation rate, and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
grahamd@redflex.com.au
(03) 9674 1888

Bruce Higgins
President and CEO
Redflex Traffic Systems Inc
bruceh@redflex.com
+1 480 998 7478

REDFLEX

Redflex Holdings Limited

Half Year Briefing – March 2004

- Chris Cooper - Chairman, Redflex Holdings Limited
- Graham Davie - CEO Redflex Holdings Limited
- Bruce Higgins - CEO Redflex Traffic Systems

REDFLEX

Redflex Holdings Limited

ASX Listed since 1997 - RDF

83+ Million shares on issue

Market cap ~ $120 million

Headquarters - 31 Market Street, South Melbourne

Staff approx. 170

Two divisions - Traffic & Communications

REDFLEX

Highlights

H1 Performance

- Revenue AUD 13.9 million
- Net Profit AUD 773,000

Now included in ASX300

Forecast

- Full year profit expected to exceed $3 million

Acquisition of Poltech Assets

REDFLEX

Redflex Locations

Offices

- Melbourne
- Scottsdale, Arizona
- Culver City, California
- Reston Virginia

Representatives around the world


South Melbourne Office


Scottsdale Office


Culver City Office

REDFLEX

Half Year Result

	H1 03/04 $000's	H1 02/03 $000's	Change $000's	Change %
Revenue	$13,902	10,961	Up $2,941	26.8%
NPAT	$773	($1,346)	Up $2,119	-
EBITDA	$3,177	$505	Up $2,672	629%
EPS	1.11 cents	(2.96 cents)	Up 4.07 cents	-

REDFLEX

Exchange Rate Effects

Revenue increase (27%) despite adverse exchange rate movement

- AUD/USD Exchange rate moved 33% Dec 02 to Dec 03

USA Assets reduced in value when translated to A$

- Affected Net Tangible Asset backing per share

Communications contracts have forward cover in place

REDFLEX

Profit Performance



Profit ($ million)
3
2
1
0
-1
-2
-3
-4
Trading Result
Forecast
2001
2002
2003
2004F
2001
2002
2003
2004F

REDFLEX

Shareholder Value



One Year Chart
price(c)
150
125
100
75
50
Mar-2003
May-2003
Jul-2003
Sep-2003
Nov-2003
Jan-2004
Mar-2004
date
RDF

REDFLEX

Financing

Capital Requirements

- Ongoing requirement to fund growth in the Traffic business
- Preference for debt funding

Available Sources of Growth Funding

- Increasing growth fundable from EBITDA margin
- NAB debt
- Cash at bank
- Further bank funding under consideration
- Access to equity markets

REDFLEX

The Redflex Businesses

Traffic

- Photo enforcement
- Build-Own-Operate model predominates in USA
- Sales / Project model in Australia & elsewhere to date

Communications

- Specialised communications for defence and aerospace
- Sales/project model

Redflex Communications Systems

Provision of Specialised Communications Systems

Addressing global markets

Total turnkey Communications Solutions

Specialised defence/military capabilities

World class communications products

System engineering/integration skill base

REDFLEX

REDFLEX

Communications - Target Markets

Defence

- Air Defence
- Naval Communication Systems
- Primary Focus

Airports

- Air Traffic Control
- Emergency Services at airports (ALARMON)

Command & Control

- Control Rooms (Road and Rail)
- Emergency Response Centres





REDFLEX

Communications - Business Model

Project based business



Clients

- Governments
- Large prime contractors
  - o Lockheed Martin
  - o Northrop Grumman
  - o Boeing
  - o Thales
  - o BAE
  - o Raytheon ..

Project value typically $1-6 million

Long project duration - 6-18 months

Milestone payments

Building alternative non-project revenue

REDFLEX

Defence Projects

US Army

- Secure Conferencing Systems

US Navy

- Deployable Joint Command Centre

Australian Navy

- Communications on Landing Platform Amphibious Ships

Australian Air Force

- Communications for Airborne Early Warning ground simulator

Mexico Department of Defence

Other National Defence

- Systems delivered through Lockheed Martin

REDFLEX

New Products

First release of new Switchplus® Gen 3

New generation ALARMON

New User Interface

New generic networked remote radio control software

New Versatile Operator Terminal for defence

Secure Conferencing Bridge





REDFLEX

Communications - Performance

First half revenue $3.7 million

H1 operating loss $869,000

H2 expected to be profitable on higher revenue

Approx $5 million new work won since July 03

Growing prospect list

Recovery expected from difficult market conditions globally



REDFLEX

Communication - Operational Focus

Continue to:

- Grow US Defence market following initial direct sales
- Develop & build on relationships with major prime contractors
- Build non-project revenue base
    - o Maintenance
    - o Services
    - o Third Party products
- Deliver quality projects on time and on budget
- Maintain leading edge products and capabilities

REDFLEX

Bruce Higgins

President & CEO
Redflex Traffic Systems

REDFLEX

Company Overview

Redflex Traffic Systems Inc.

- 100% owned by Redflex Holdings LTD (ASX RDF)
- Registered in Delaware
- Largest digital photo enforcement outsourcing operation globally with 47 contracts
- Business history in the USA since 1985
- Acquired American Traffic Systems business in 1999
- Annualised revenues A$20M+



Scottsdale, Arizona Office



Los Angeles Office



Melbourne Office

REDFLEX

Company Overview (continued)

Redflex Traffic Systems Inc:

- Business arena: Photo Enforcement
- Subsidiaries (100%)
    - o Traffic Safety Systems Inc. (California)
    - o Redflex Traffic Systems Pty Ltd (Australia)
- Employees: ~130
- Sales: ~ A$ 20M+
- Tangible Assets: ~US$ 21M
- Website: www.redflex.com



REDFLEX

Market leadership

- Outsourcing programs with local government for public safety
- Advanced digital camera technology
- Vehicle detection technology for both position and speed
- End to end processing of photo enforcement citations
- Software development for large scale enforcement solutions
- Construction and program implementation.


GET HOME SAFE
STOP ON RED

Redflex has contracts with 62 cities in 10 countries

REDFLEX

Products and services

- Mobile Speed Enforcement
- Redflex Lasercam™



REDFLEX

Products and Services

Mobile Photo Radar Speed Van

- Smartcam® Deployment



REDFLEX

Products and Services

Red-Light Enforcement

- Red-Light/Fixed Speed
- Roadside Fixed Speed





REDFLEX

Products and services

Toll enforcement

- Vehicle toll enforcement



Sydney Harbour Bridge

REDFLEX

Products and services

Transit enforcement

- Transit lane enforcement


Liverpool-Parramatta Rapid Bus Transitway
Epping
Chatswood
Merrylands West
Parramatta
Sherwood
Wetherill Park
Prairiewood
St Johns Park
Bonnyrigg
Miller
Liverpool
40

REDFLEX

Products and services



Speed
Ultima
Lake Boga
Kerang
Cohuna
Beulah
Birchip
Boort
Elmore
Tafura
Thoona
Oxley
Bethanga
Porepunkah
Bogong
Omeo
Eskdale
Clunes
Ballarat
Romsey
Eildon
Melbourne
Mortlake
Beeac
Colac
Cobden
Maffra
Yarram

Time Over Distance

- Largest contract of its type
- 300+KM enforcement
- Multistation number plate recognition with time over the distance calculations.
- Interface to citation processing system.



12:42.37.0 PM
12:43.32.4 PM

REDFLEX

Products and services

Outsourcing

- Redflex is the largest supplier of outsourced photo enforcement services with contracts with 46 cities.
- Redflex develops and supplies large scale back office systems to government clients.
- Our technology delivers proven public safety benefits and is typically funded through the citations issued

REDFLEX

Acquisition of Poltech International Assets and Inventory

Acquisition expected to deliver planned outcomes.

- Accelerate European business growth
- Add new products (Lasercam™)
- Increase installed base and services business
- Add to patent portfolio

REDFLEX

Business Model

Build Own Operate-USA Example

- 5 year contracts with cities for red-light programs
- Revenue stream based on system performance and driver behaviour.
- Revenue from a combination of:
  - o Fixed monthly fee or fee + per citation mix
  - o Fixed fee per citation issued or collected
- High quality debtors, payment on 30 days generally.
- 6 - 20 red-light camera systems per city.
- City shares revenues with Redflex.
- Accident/fatality reduction of 15 - 60% over time.
- Model proven over contracts with 30 cities to date.

REDFLEX

Business Model

Sales Model- Example

- Sale of equipment to government departments or Police.
- Sale or licence of back office system to support the citation issuance.
- 1-5 year maintenance contracts and re-certification of installed systems.
- Typically repeat business as programs grow and requirements change.
- Profits and cash-flow available to reinvest.

REDFLEX

USA Market Environment & Position

- Potential market ~ 2,500 cities for red-light and speed programs
- ~ 90 have existing programs
- ~ 440 intersections (740 approaches) with red light cameras installed.
- Digital - ~430: Wet film - ~310
- Redflex Digital market share - 65% of installed and contracted red-light digital cameras
- Redflex overall market share ~ 45%, including wet film
- Redflex contract base increased to 47 Cities.

REDFLEX

USA Municipalities
Digital Installed Base USA


Digital Installed Base
250
200
150
100
50
0
2000
2001
2002
2003
ACS
Redflex
Poltech
Traffipax
Nestor
Transol
Lasercraft
Mulvihill
Peek

Estimate based on available public data

REDFLEX

New System Installation Trend


Installed Systems
350
300
250
200
150
100
50
0
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
244 @ 17 March 2004
Redflex Traffic Systems
Construction Program

REDFLEX

TRAFFIC SYSTEMS

REDFLEX TRAFFIC SYSTEMS

Oregon, USA
City of Beaverton
City of Beaverton Mobile Speed

California, USA
Los Angeles Processing Centre
City of Ventura
City of Compton
City of Garden Grove
Culver City
San Juan Capistrano
Southgate
El Cajon
San Jose Mobile Speed
City of Fremont
Inglewood
City of Santa Ana
City of Bakersfield
City of Hawthorne
City of Upland
City of El Monte
City of Oxnard

Arizona, USA
Scottsdale Processing Centre
City of Scottsdale
City of Scottsdale Mobile Speed
City of Chandler
Paradise Valley RL/Fixed Speed
Paradise Valley, Mobile Speed

North Carolina, USA
City of Marshville RL
City of Monroe RL
City of Cary
Indian Trail

Georgia, USA
Savannah RL

Ohio, USA
City of Toledo RL
City of Dayton RL

Illinois, USA
City of Chicago RL

Colorado, USA
Ft Collins RL
Ft Collins Mobile Speed

Western Australia
Film Scanning and Ticket Processing System

Queensland, Australia
Film Scanning and Ticket Processing System

Victoria, Australia
Film Scanning and Ticket Processing System
Digital Red Light / Speed Systems
Point to Point speed enforcement
Weigh in motion enforcement

New South Wales, Australia
Fixed speed cameras
School zone speed
Tunnel fixed speed
Sydney Harbour Bridge toll enforcement
Liverpool-Parramatta Transit Way

Cape Town, South Africa
Red Light/Speed
Image Viewing

Jeddah, Middle East
Red Light Camera
Red Light/Speed
Fixed speed
Ticket Processing System

Riyadh, Middle East
Red Light Camera
Red Light/Speed
Fixed speed
Ticket Processing System

Bahrain, Middle East
Red Light Camera
Ticket Processing System

New Zealand
Wet Film Processing Support


REDFLEX
TRAFFIC SYSTEMS

REDFLEX

RTS USA Market Geographic Presence

Contracts in ten states, 47 cities


Oregon
S Dakota
Illinois
Ohio
Virginia
California
Colorado
North Carolina
Arizona
Georgia

REDFLEX

Intellectual Property Portfolio

Field Technologies

SMARTCAM®

Proprietary Digital Speed, Red Light, Red Light/Speed and Toll Enforcement Camera Systems

SMARTCAM®- DUAL

SMARTCAM Speed and Red Light Systems available as "dual" systems with frontal photography for driver identification

SMARTSCENE™

Enhanced SMARTCAM evidence set with Motion Video

SMARTCAM®- MOBILE

Mobile Radar Speed Camera System

DETECTION SYSTEMS

Piezo and loop systems to detect speed and presence

NON-INTRUSIVE TECHNOLOGIES

Slant radar and Tracking radar detection

Back-office technologies

REDFLEXSMARTOPS™

Large-scale notice processing system including vehicle/driver database and court systems

REDFLEXSMARTVIEW™

Digital Image viewing system and low volume notice processing and printing systems

REDFLEXSMARTSCAN™

High-speed high-resolution film scanning systems for red light and speed enforcement

REDFLEXSMARTDIP™

Digital image processing system for processing of digital enforcement images

SMARTCAM®-CENTRAL

Administration, control and incident details downloading software

50 man years of development delivering over 13,000 citations per day world-wide

REDFLEX

R&D- 4 to 5% of revenues for FY04

Strong IP Portfolio for Red light, Fixed Speed and Mobile Speed.

New Camera Development Underway for CY'04 release.

Weigh-in-Motion – Extend portfolio of client solutions.

Next Generation of Digital Mobile Speed Vans.

Radar detection systems released in CY03 for both fixed speed and red light-21 systems in service. Video detection for red light-Under review (technology not suitable for USA market at present.

Extensions to back office technology being developed concurrently with Client delivery.

REDFLEX

Redflex Secure Digital Integrated System Architecture


REDFLEX
SmartScene™
Photo Enforcement Camera
REDFLEX
red/speed
Photo Enforcement Camera
VPN
VPN
Internet
Fixed-site
REDFLEXspeed
Camera
VPN
VPN
SmartOps
Police
Authorization
Back Office Processing

The RTS End-to-End Turnkey Program


Image Capture, Encryption & Transmission
• Real-time Transmission
• Encrypted @ Site
• Remote Support
• Digital Still & Video Images (~7,000,000 pixel images). Vehicle ID on digital stills only
• Synchronized Flash Illumination
Installation & Maintenance Services
Citation Review & Data Verification
• Automated DMV Lookup
• 50-state DMV access
• Image & Data Verification
• 1st & 2nd Level Citation Review & Quality Assurance
• Image Archive (Oracle dB)
DMV
Archive
DMV Interfaces
Citation Review & Authorization
• Web-based Citation Review & Police Authorization
• Tracking & Management Reports
• Digital still photo's only as evidence
Reporting & Training
Print & Mail
• Warning Notices
• Color Citations
• Burst, fold, stuff
Maintenance & Support
• On-site
• Remote
• Routine
• Training
• Court/Adjudication Processing
• Evidence Packages
• Court Training
• Expert Witness Support
Customer Service
Public Awareness & Education

Redflex offers the only fully integrated program.

Redflex manufactures its own all-digital camera units.

Redflex operates its own processing centers and personally provides hands-on customer support for the life of the program.

REDFLEX

REDFLEX

Back Office- Redflex Proprietary SmartOps™ Processing Application



< Scene "A"

(Double Left Turn Lane)

- Vehicle clearly behind the limit line at 4/10ths of second into the red phase
- Red phase clearly visible
- Zoomed license plate image

Scene "B" >

(Double Left Turn Lane)

- Vehicle clearly committing the violation at 1.8 seconds into the red phase
- Red phase clearly visible
- Zoomed facial image

REDFLEX

Redflex Photo Enforcement Evidence with Combination SmartScene™ Video Animation

- SmartScene™ offers the first combined high resolution still photo evidence set combined with a video animation of the vehicle.



Strong market acceptance of this feature


REDFLEX

SmartScene™

Red light running examples



REDFLEX

SmartScene™

Red light running examples


SMARTscene

REDFLEX

SmartSceneTM

Red light running examples



REDFLEX

Web Based Client Interfaces & Reports



REDFLEX
TRAFFIC SYSTEMS
PD Authorization
Online Reports
Redflex Traffic Systems
SMARTops
Online Reports
User Name:
Password:
POLICE
PARADISE
VALLEY
AZ

REDFLEX

Web-Based Citation Authorization


SmartOps
POLICE AUTHORIZATION
REDFLEX
Incident Detail
Sort Fields
Search
Incident List
Welcome to the SMARTops Incident Authorization Module.
Review and verify incidents listed to the left hand side of the screen by clicking on an Incident sorted by date, citation number, or plate number. Upon choosing an incident for review, view an incident detailed image by clicking on one of four thumbnail images. Accept or reject incident views by clicking the corresponding button to the right. Upon acceptance or rejection, an incident may be validated or invalidated and is logged into a central database.

< Citation Review Page

- All citations are accessed by an "inbox" format
- Citations are easily sorted and accessed

Citation Review Page >
(Double Left Turn Lane)

- All images are clearly viewable from a single page
- Each image can be enlarged to full-page with a single-click
- All DMV & incident information plainly stated



Redflex Traffic Systems

Financial Performance FY 03



20,000
15,000
10,000
5,000
0
-5,000
-10,000
A $(K)
FY 00/01
Act
FY 01/02
Act
FY 02/03
Sales
EBITDA
NPAT

REDFLEX

Redflex Traffic Systems

Cash-flow and Profit Trends (USA Business Only)



US$
600,000
500,000
400,000
300,000
200,000
100,000
0
-100,000
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
EBITDA
Profit (Excluding HO Overhead)

REDFLEX

Redflex Traffic Systems

First Half Comparison of Last Corresponding Period

A$	H1 FY04	H1 FY03	Change	
Revenue	$10.1m	$6.8m	+$3.3m	48.5%
Operating Profit	$2.6m	$(0.3m)	+$2.9m	
Photo Enforcement Systems (period ending)	211	115		84%

N.B. Using the exchange rate of 31 Dec 03 the revenue increase would have been 83.8%

REDFLEX

RTS Recent Orders

14 July 2003

- Announced contract with City of Upland for Red light

20 August 2003

- Announced City of Garden Grove renewal South Africa certification , red light system orders and Town of Rome Georgia.

1 September 2003

- Announced City of Hawthorne

17 September 2003

- Announced Town of Cary and City of Toledo

REDFLEX

RTS Recent Orders

18 September 2003

- Announced West Australian Back office

27 October 2003

- South Africa Heads of Agreement and contract with the City of Rome, Georgia

31 October 2003

- Announced City of Chicago

10 December 2003

- Announced City of Stockton, C.A. and Town of Knightdale, N.C.

REDFLEX

RTS Recent Orders

19 Dec 2003

- Announced City of Sioux Falls, SD and City of Vista, CA

19 Dec 2003

- Tasmainian Contract for Photo Radar speed enforcement

22 Dec 2003

- Announced City of Oceanside
- Renewal City of Beaverton
- Contract Extension City of Upland to 2018

23 December 2003

- Announced City of Emeryville, C.A. and City of Fairfield, C.A.

REDFLEX

RTS Recent Orders

31 December 2003 Contract With Six USA Cities

- Announced City's of:
  - Lynwood, C.A.
  - Santa Clarita, C.A.
  - Ridgecrest, C.A.
  - Escondido, C.A.
  - Del Mar, C.A.
  - Maywood, C.A.

1 March 2004

- Announced City of Encinitas and City of Solana Beach

18 March 2004

- Announced City of Virginia Beach and Town of Stallings

23 New Cities over the past 9 months

Competitive Advantages

Technical capability of delivered systems (higher yields)

Camera System Performance

Quality of services

Financial strength

Overall experience and roll out rate

Patent portfolio

Citation processing and back office capability

Satisfied customers

Proven business team

REDFLEX

REDFLEX

Sales & Marketing Performance
International Highlights

City of Chicago- Potential of 100+ systems

Victoria Red Light program.

Western Australian back office.

Weigh in motion trial with Vic roads.

South African accreditation and initial red light photo enforcement orders.

NSW school zones fixed speed enforcement

Liverpool Parramatta Transitway.

Point to Point speed enforcement

UK Home Office approval of Lasercam™ and initial orders

REDFLEX

Operations Review

- Revenues of US$1,000,000+ since November on a growing installed base and long term annuity contracts.
- Production capacity up 250%.
- System performance exceeding internal and external client expectations.
- Public data indicates Redflex systems have the highest efficiency (yield) for digital red light enforcement.
- Back office growth of 150%
- Installed base up 80%.
- Cost expense control on plan.
- Capacity to grow at current rates through 2004/05 for engineering, production and back office citation processing.



Quality Endorsed Company

CERTIFICATE OF REGISTRATION

Redflex Traffic Systems Pty Ltd

AS/NZS ISO 9001:2000

REFLEX

Outlook

- Strong intellectual property and product portfolio in target markets.
- Dominant position in the USA.
- Growing European presence and contract base.
- Revenue growth of 80% over the next 12 months.
- Profitable installed base and contracted backlog in hand to grow business by 150%+.
- Favourable market conditions and competitive position. New business growth expected to accelerate. Growth to 1000+ systems in 3 – 5 years.




RECEIVED
2005 FEB 17 A 10:20

Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

New Contracts With Two USA Municipalities

18 March 2004: The directors are pleased to announce that Redflex Traffic Systems Inc, a company of the Redflex Group, has been awarded two new contracts for red light photo enforcement.

The new contracts are as follows:

- City of Virgina Beach in the State of Virginia, with a population of 420,000, for the provision of up to 20 red light enforcement systems. The contract is for a term of five years with three one-year options.
- The Town of Stallings in North Carolina for the provision of red light enforcement systems as mutually agreed to improve public safety. The contract is for a term of five years with two one-year options.

Redflex Traffic Systems Inc has contracts with 62 cities world-wide in ten countries and is the largest provider of digital red light photo enforcement services in North America, with contracts in 47 cities and towns across ten states and leads the market in installed systems, installation rate, and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
grahamd@redflex.com.au
(03) 9674 1888

Bruce Higgins
President and CEO
Redflex Traffic Systems Inc
bruceh@redflex.com
+1 480 9987478

Computershare

Tuesday 16 March 2004

Investor Services

Computershare Investor Services Pty Limited
ABN 48078279277
Level Twelve 565 Bourke St
Melbourne Victoria 3000 Australia
GPO Box 2975EE
Melbourne Victoria 3001 Australia
DX Box 30941
Investor Enquiries 1300 850 505
Telephone 61 3 9611 5711
Facsimile 61 3 9611 5710
www.computershare.com

Australia
Canada
Channel Islands
Germany
Hong Kong
Ireland
New Zealand
South Africa
United Kingdom
USA

Australian Stock Exchange Limited
Company Announcements
Attention: Ms Pam Ross

Fax - 1900 999 279 - 5 Pages

Change Of Address Notification

Dear Ms Ross,

With effect from commencement of business on 22 March 2004, the Melbourne Office of Computershare Investor Services Pty Limited (CIS) is moving:

From
Level 12, 565 Bourke Street, Melbourne Victoria 3000

To
Yarra Falls, 452 Johnston Street, Abbotsford, Victoria 3067
Main Switchboard – 03 9415 5000
Enquiries outside Australia - +61 3 9415 4000
Facsimile - +61 3 9473 2500

The postal address remains unchanged:
GPO Box 2975, Melbourne, Victoria 3001

Our 1300 and 1800 prefixed numbers also remain unchanged.

Lodgement of documentation by member organisations, security holders, and other interested parties must be made to the new address with effect from 22 March 2004.

Attached is a list of the clients of CIS Melbourne Office who are affected by this move. Could you please arrange for the details concerning the location of the securities registers to be amended.

Should you have any further questions relating to this matter, please contact the undersigned.

Yours Sincerely,

Peter Vaughan
Computershare Investor Services Pty Limited



[illegible]	
AAT	Autron Corporation Limited
ADA	Adacel Technologies Limited
ADL	Admerex Limited
ADT	Advent Limited
AEO	Austereo Group Limited
AET	Ausmelt Limited
AFL	Australian Pure Fruits Limited
AGS	Alliance Resources Limited
AIX	Australian Infrastructure Fund
ALH	Australian Leisure & Hospitality Group Limited
AMC	Amcor Limited
AML	AMRAD Corporation Limited
AMZ	Amcor Investments (New Zealand) Limited
ANN	Ansell Limited
ANP	Antisense Therapeutics Limited
ANX	Anadis Limited
ANZ	Australia and New Zealand Banking Group Limited
ARP	ARB Corporation Limited
ASK	Amskan Limited
ASU	Alpha Technologies Corporation Limited
ATG	Austin Group Limited
ATH	A Tech Holdings Limited
AUI	Australian United Investment Company Limited
AVC	Australian Visual Communications Limited
AVF	Australian Value Funds Management Limited
AVJ	A V Jennings Homes Limited
AWB	AWB Limited
AWC	Alumina Limited
AXA	AXA Asia Pacific Holdings Limited
AXH	Adex Holdings Limited
AXN	Axon Instruments Inc.
BOC	Bougainville Copper Limited
BAX	Baxter Group Limited
BDG	Bendigo Mining NL
BDM	Biodiem Limited
BER	Berklee Limited
BFL	Bonlac Foods Limited
BGF	Ballarat Goldfields NL
BHP	BHP Billiton Limited
BKA	Buka Minerals Limited
BKV	Big Kev's Limited
BOL	Boom Logistics Limited
BSN	Bisan Limited
CAL	Citic Australia Trading Limited
CBC	China Convergent Corporation Limited
CBD	CBD Energy Limited
CDC	Child Care Centres Australia Limited
CDL	Canada Land Ltd
CDX	CDS Technologies Limited
CEQ	Central Equity Limited
CGO	CPT Global Limited
CID	Citadel Pooled Development Limited
CIH	China Construction Holdings Limited
CIR	Circadian Technologies Limited
CLL	P. Cleland Enterprises Limited

Computershare

CML	Coles Myer Limited
CPI	CPI Group Limited
CRO	Crown Limited
CRP	Cryptome Pharmaceutical Limited
CSL	CSL Limited
CST	Cellestis Limited
CUE	Cue Energy Resources Limited
CTY	Country Road Limited
DFT	Datafast Telecommunications Limited
DMY	Dromana Estates Limited
DNI	Digital Now Inc
DPL	Daily Planet Limited, The
DUI	Diversified United Investment Limited
EAC	East African Coffee Plantations Limited
EIF	Eiffel Technologies Limited
EMI	emitch Limited
EPR	Essential Petroleum Resources Limited
EPT	Epitan Limited
EQT	Equity Trustees Limited
ERH	Eromanga Hydrocarbons NL
EWL	Entertainment World Limited
EWN	Erawan Company Limited
FEA	Forest Enterprises Australia Limited
FGL	Foster's Group Limited
FRM	Farm Pride Foods Limited
FUN	Funtastic Limited
GAN	CFS Gandel Retail Trust
GAP	Gale Pacific Limited
GAS	Gasnet Australia Group
GCN	GoConnect Limited
GHG	Grand Hotel Group Limited
GNS	Gunns Limited
GUD	GUD Holdings Limited
HLT	Healthpoint Technologies Limited
HWI	Housewares International Limited
IAS	IASBet Limited
IAT	Iatia Limited
ICP	International Concert Attractions Limited
IGP	Investor Group Limited
INO	Innovonics Limited
INT	Intermoco Limited
ION	ION Limited
IRN	Indophil Resources NL
ITE	I T & E Limited
IWL	IWL Limited
IXL	IXLA Limited
JBH	JB HI-FI Limited
JRV	Jervois Mining Limited
KNH	Koon Holdings Ltd
LKO	Lakes Oil NL
LKP	Lako Pacific Limited
LMC	Lemarne Corporation Limited
LSG	Lion Selection Group Limited
MBF	MBF Carpenters Limited
MBP	Metabolic Pharmaceuticals Limited
MCH	Murchison Holdings Limited

Computershare

MCL	M2M Corporation Limited
MCP	McPherson's Limited
MDL	Mineral Deposits Limited
MMS	McMillan Shakespeare Limited
MPM	MPI Mines Limited
MRY	Monteray Group Limited
MSI	Multistack International Limited
MUL	Multiemedia Limited
MVP	Medical Developments International Limited
MWC	Media World Communications Limited
MYO	MYOB Limited
NAL	Norwood Abbey Limited
NCI	National Can Industries Limited
NFO	Network Foods Limited
NHM	New Holland Mining Limited
NLX	Nylex Limited
NNZ	Nylex (New Zealand) Limited
NPH	New Privateer Holdings Limited
NUF	Nufarm Limited
NWK	Network Limited
OCO	Oriel Communications Limited
OIL	Optiscan Imaging Limited
OKN	Oakton Limited
PAS	Pasminco Limited
PBT	Prana Biotechnology Limited
PCE	Pinnacle VRB Limited
PCO	Pracom Limited
PHL	Pearl Healthcare Limited
PMV	Premier Investments Limited
POH	Phosphagenics Limited
PPX	PaperlinX Limited
PRG	Programmed Maintenance Services Limited
PRM	Plenty River Corporation Limited
PRV	Premium Investors Limited
PSG	Palm Springs Limited
QST	Quest Investments Limited
RBS	Roberts Limited
RCL	Repco Corporation Limited
RDF	Redflex Holdings Limited
REH	Reece Australia Limited
RIO	Rio Tinto Limited
RMG	RMG Limited
RNG	Range River Gold Ltd.
SCE	Suntech Environmental Group Limited
SED	Sedimentary Holdings Limited
SEE	Sun Capital Group Limited
SEN	Senetas Corporation Limited
SHV	Select Harvests Limited
SIG	Sigma Company Limited
SKE	Skilled Engineering Limited
SKS	Stokes (Australasia) Limited
SMX	SMS Management & Technology Limited
SNO	Snowball Group Limited
SPC	SPC Ardmona Limited
SPD	Strategic Pooled Development Limited
SPL	Starpharma Pooled Development Limited


Computershare

SPT	Spotless Group Limited
SSI	Sino Securities International Ltd
STP	SteriCorp Limited
STS	Structural Systems Limited
SWG	Swish Group Limited, The
TAW	Tawana Resources NL
TCL	Transurban Group
TCS	Transurban CARS Trust
TGG	Templeton Global Growth Fund Ltd
TGR	Tassal Group Limited
TIM	Timbercorp Limited
TKG	Takoradi Limited
TOD	Timbercorp Orchard Trust
TOL	Toll Holdings Limited
TOR	Ticor Limited
TPX	Tasmanian Perpetual Trustees Limited
TRG	Treasury Group Limited
TRU	Trust Company of Australia Limited
TRY	Troy Resources NL
TSS	Tassal Limited
TTI	Traffic Technologies Ltd
TXT	Text Media Limited
TZL	TZ Limited
UEC	UECOMM Limited
USH	US Masters Holdings Limited
UXC	UXC Limited
VHL	Virax Holdings Limited
VIA	Viagold Capital Limited
VRL	Village Roadshow Limited
WBA	Webster Limited
WFL	Willmott Forests Limited
WIF	Wine Investment Fund Limited
WWA	Wridgways Australia Limited
WWH	Water Wheel Holdings Limited
XQA	Queensland Electricity Board
XQB	Brisbane City Council
XQL	Queensland Treasury Corporation
XSQ	South Australian Government Financing Authority
XTA	Hydro Electricity Commission of Tasmania
XVG	Treasury Corporation of Victoria
XWD	Western Australian Treasury Corporation
ZEL	Zeolite Australia Limited

[illegible]

AuSelect Limited
Contango Microcap Limited
Mount Rommel Mining Limited
Pacific Brands Limited
Warrenmang Limited
Zinifex Limited



Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

Redflex Communications Systems Wins AU$1 M of New Contracts and Extensions

17 March 2004. The directors are pleased to announce that Redflex Communications Systems Pty Ltd., a wholly owned company of the Redflex Group, has been awarded new contracts by BAE SYSTEMS Australia and the Mexican Department of Defence, and a contract extension by Lockheed Martin, for the provision of a Switch*plus*® Communications Systems valued at approximately AU$1 Million.

Redflex will provide a voice communication simulation system to BAE SYSTEMS for the ground based Wedgetail training facility. Under the Wedgetail project the Australian Department of Defence is acquiring Airborne Early Warning and Control aircraft to be operated by the Royal Australian Air Force. The training facility will provide students with a simulated aircraft environment with Redflex providing communications elements for this early warning aircraft simulator. This project is the third communications simulation contract for Redflex and provides another good reference site for this vertical market.

Redflex has also secured a contract to supply a communications system for the Mexican Department of Defence. This system provides Redflex's first sale within Mexico for its voice communications system.

Peter Harrison of Redflex Communications Systems Pty Ltd said: "These two new contracts come as Redflex completes the installation of the Secure Conference Bridge for the US Army at Ft McPherson (USA). This week Redflex is also shipping a deployable communications system to the US Navy. These two new products will provide key reference sites for future orders in the United States."

Redflex has also secured an extension to one of its Air Defence communications projects with Lockheed Martin.

Switch*plus*® is the core product of Redflex Communications Systems and is used in Air Traffic Control, Military Operations Centres and other Command and Control and Public Safety applications around the world. Redflex Communication Systems, with facilities in Melbourne, Australia and the Washington, DC area of the USA, is a leading communications systems integrator for transportation, defence and public safety application worldwide.

For further information:

Graham Davie	Brad Kay
Chief Executive Officer	President and CEO
Redflex Holdings Limited	Redflex Communication Systems Inc
grahamd@redflex.com.au	bradk@redflex.com.au
(03) 9674 1888	+1 703-871-5141




RECEIVED
2005 FEB 17 A 9:20

Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

11 March 2004 Attached is a letter being sent to shareholders in regard to the profitable performance of Redflex and briefings that will be held in Melbourne and Sydney on 18th and 19th March.

For further information:

Marilyn Stephens
Company Secretary
Redflex Holdings Limited
marilyns@redflex.com.au
(03) 9674 1712

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
grahamd@redflex.com.au
(03) 9674 1888


REDFLEX
HOLDINGS

11 March 2004

Dear Redflex Shareholder,

With the first half of the 2003/2004 financial year well behind us it is appropriate to update you briefly on important developments.

Profitable Performance

We were very pleased to announce a net profit of $773,000 on revenues of $13.8 million for the half year to December 2003. This represented a $2.1 million profit turnaround over the corresponding period for the previous financial year and highlights the progress that your company has made and the sustainable profitability in the business.

Directors have advised that they expect to report a profit for the full year in excess of $3 million.

Shareholder Briefings

Briefings will be held for shareholders, brokers and other interested people in Melbourne on 18 March and in Sydney on 19 March. All shareholders are welcome to attend one of these sessions. Chris Cooper, Chairman, and Bruce Higgins, President and CEO of Redflex Traffic Systems Inc will also be presenting. Details are:

Melbourne:	Sydney:
ASX Theatrette	ASX Auditorium
530 Collins Street	20 Bridge Street
Melbourne	Sydney
12 noon	12 noon
Thursday 18 March 2004	Friday 19 March 2004

Access to Further Information

The presentation materials for these sessions will be available on the Redflex web site at www.redflex.com.au. The full half year report, ASX announcements, and industry briefing information are also available on the web site. On request to the Company Secretary, a hard copy of the half year report can be made available.

Yours sincerely

Graham Davie
Chief Executive Officer

Redflex Holdings Limited
ACN 069 306 216
31 Market Street (PO Box 720) South Melbourne Vic Aust. 3205

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

REDFLEX HOLDINGS LIMITED

ABN

96 069 306 216

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	30,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.5894 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued pursuant to the exercise of RDFAS unlisted options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5 March 2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
83,071,428	Ordinary Shares (RDF)

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
5	Employee Shares fully paid (RDFAI)
40,000	Options expiring 7/8/04 exercisable at $2.60 (RDFAM)
60,000	Options expiring 20/5/06 exercisable at $1.52 (RDFAO)
20,000	Options expiring 11/1/06 exercisable at $1.66 (RDFAP)
500,000	Options expiring 30/6/05 exercisable at $4.98 (RDFAQ)

1,800,000	Options expiring 01/02/08, exercisable at $0.50, with one third exercisable on or after 01/02/04, after which date a further 50,000 are exercisable on the first day of each calendar month thereafter (RDFAR)
2,625,000	Options expiring 30/09/08, exercise price at date of issue is $0.58 and will increase at the compounding rate of 3% per annum until exercised, one third exercisable on or after 01/02/04, one third exercisable on or after 01/02/05 and one third exercisable on or after 01/02/06 (RDFAS)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue – Not applicable

11	Is security holder approval required?	not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale	

through a broker)?

33 +Despatch date

Part 3 - Quotation of securities – Not applicable

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Marilyn Stephens
5 March 2004

== == == == ==




RECEIVED
2005 FEB 17 A 10:20
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Press Release

Standard & Poor's Announces March 2004 Quarterly Rebalance to the S&P/ASX Indices

Sydney, March 5, 2004— Standard & Poor's, the leading provider of equity indices in Australia, announces that effective after the close of business on March 19, 2004 the following constituent additions and deletions will take place in the S&P/ASX 50, S&P/ASX 200 and S&P/ASX 300 indices.

S&P/ASX 20

NO CHANGES

S&P/ASX 50

ADDITION

CODE	NAME
NCM	NEWCREST MINING LIMITED

REMOVAL

CODE	NAME
SRP	SOUTHCORP LIMITED

S&P/ASX 100

NO CHANGES

S&P/ASX 200

ADDITIONS

CODE	NAME
ALH	AUSTRALIAN LEISURE AND HOSPITALITY GROUP
GSACA	GALILEO SHOPPING AMERICA TRUST
IFL	IOOF HOLDINGS LIMITED
MDT	MACQUARIE DDR TRUST
MXGCA	MULTIPLEX GROUP
RCL	REPCO CORPORATION LIMITED
WOR	WORLEY GROUP LIMITED

REMOVALS

CODE	NAME
AHD	AMALGAMATED HOLDINGS LIMITED
ASB	AUSTAL LIMITED
GHG	GRAND HOTEL GROUP
GGL	THE GRIBBLES GROUP LIMITED
PRT	PRIME TELEVISION LIMITED
SKE	SKILLED ENGINEERING LIMITED
TEM	TEMPO SERVICES LIMITED

S&P/ASX 300

ADDITIONS

CODE	NAME
AVV	AAV LIMITED
LEP	ALE PROPERTY GROUP
ALH	AUSTRALIAN LEISURE & HOSPITALITY GROUP
AVJ	AVJENNINGS HOMES LIMITED
BOL	BOOM LOGISTICS LIMITED
GSACA	GALILEO SHOPPING AMERICA TRUST
IIN	IINET LIMITED
IVC	INVOCARE LIMITED
IFL	IOOF HOLDINGS LIMITED
JBH	JB HI-FI LIMITED
KZL	KAGARA ZINC LIMITED
LYC	LYNAS CORPORATION LIMITED
MAH	MACMAHON HOLDINGS LIMITED
MDT	MACQUARIE DDR TRUST
MPM	MPI MINES LIMITED
MUL	MULTIEMEDIA LIMITED
MXGCA	MULTIPLEX GROUP
PSV	PERSEVERANCE CORPORATION LIMITED
PSD	PSIVIDA LIMITED
RDF	REDFLEX HOLDINGS LIMITED
REP	REPCO CORPORATION LIMITED
SAI	SAI GLOBAL LIMITED
SMY	SALLY MALAY MINING LIMITED
SDG	SUNLAND GROUP LIMITED
VLL	VILLAGE LIFE LIMITED
VTI	VIROTEC INTERNATIONAL LIMITED
WSA	WESTERN AREAS NL

REMOVALS

CODE	NAME
ACF	ACUMEN CAPITAL PROPERTY SECURITIES FUND
ALK	ALKANE EXPLORATION LIMITED
ALU	ALTIUM LIMITED
ANMNA	AUSTRALIAN MAGNESIUM CORPORATION LIMITED (Loan Stapled Securities)
HTA	HUTCHISON TELECOMMUNICATIONS (AUSTRALIA) LIMITED
LOK	LOOKSMART LIMITED
MXL	MXL LIMITED
QCH	QUEENSLAND COTTON HOLDINGS LIMITED
SRI	SIPA RESOURCES LIMITED

Company additions to and deletions from a Standard & Poor's index do not in any way reflect an opinion on the investment merits of the company.

Information about the S&P/ASX index methodology is available at www.standardandpoors.com.au.

About Standard & Poor's

Standard & Poor's, a division of The McGraw-Hill Companies (NYSE:MHP), is the world's foremost provider of independent credit ratings, indices, risk evaluation, investment research, data and valuations. With 5000 employees located in 20 countries, Standard & Poor's is an essential part of the world's financial infrastructure and has played a leading role for more than 140 years in providing investors with the independent benchmarks they need to feel more confident about their investment and financial decisions. For more information, visit www.standardandpoors.com.au.

For more information contact:

Adrian Howard, Index Services
(61) 2 9255 9870 Tel

Sharon Beach, Media
(61) 3 9631 2152 Tel



REDFLEX HOLDINGS
Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

New Contracts With Two USA Cities

1 March 2004: The directors are pleased to announce that Redflex Traffic Systems Inc., a wholly owned company of the Redflex group, has been awarded two new contracts for red light photo enforcement.

The new contracts are as follows;

- City of Encinitas in Southern California, with a population of 58,000, for the provision of up to 20 red light enforcement systems. The contract is for a term of five years with two one-year options.
- The City of Solana Beach in Southern California, with a population of 13,000, for the provision of red light enforcement systems as mutually agreed to improve public safety. The contract is for a term of five years with two one-year options.

Redflex Traffic Systems Inc. has contracts with 57 cities world wide in six countries and is the largest provider of digital red light photo enforcement services in North America with contracts in 45cities across nine states and leads the market in installed systems, installation rate, and market share over the past 12 months.

For further information:
Graham Davie
Chief Executive Officer
Redflex Holdings Limited
grahamd@redflex.com.au
(03) 9674 1888

Bruce Higgins
President and CEO
Redflex Traffic Systems Inc
bruceh@redflex.com
+1 480 9987478


REDFLEX
HOLDINGS



Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

Redflex reports revenue jump and significant profit turnaround

25 February 2004. The Directors are delighted to report a profit of $773,000 for the half year ending 31December 2003, which represents a $2.1 million turnaround on the corresponding period in the previous year.

Revenues increased by 27% to $13.9 million over the same period. This increase was despite the significant adverse movement in the AUD/USD exchange rate, which increased by approximately 33% over the twelve months ending 31 December 2003.

The Appendix 4D attached contains the full report and accompanying commentary.

For further information:

Graham Davie	Marilyn Stephens
Chief Executive Officer	Company Secretary
grahamd@redflex.com.au	marilyns@redflex.com.au
(03) 9674 1888	(03) 9674 1712

Appendix 4 D

REDFLEX HOLDINGS LIMITED

ABN: 96 069 306 216

ASX REPORT FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

Results for announcement to the market and lodged with the ASX under Listing Rule 4.3A

The Company showed revenue from ordinary activities of $ 13.90 million which was up 26.8 % on the corresponding first half of the previous financial year.

The improved revenue was achieved despite the adverse move in the AUD/USD exchange rate by approximately 33% over the 2003 calendar year reducing the reported revenue from the growing USA Traffic business due to translation effects.

The net profit for the group was $773k compared to a loss of $1.346 million for the corresponding period in the last financial year.

$A'000

Revenues from ordinary activities	up **26.8%** to	**13,902**
Profit (loss) from ordinary activities after tax	Up from loss to profit of	**773**
Net profit (loss) for the period attributable to members	Up from loss to profit of	**773**
Dividends (distributions)	Amount per security	Franked amount per security
Final dividend	**Nil**	**Nil**
Interim dividend	**Nil**	**Nil**

Ratios	**Current period**	**Previous corresponding Period**
Profit before tax / revenue Consolidated profit (loss) from ordinary activities before tax as a percentage of revenue	**5.6%**	**(12.3%)**
Profit after tax / equity interests Consolidated net profit (loss) from ordinary activities after tax attributable to members (as a percentage of equity (similarly attributable) at the end of the period	**1.5%**	**(3.5%)**
Earnings per share Basic EPS	**1.11 cents**	**(2.96 cents)**
Net tangible asset backing per ordinary security	**45 cents**	**66 cents**

The Net Tangible Asset per share calculations include those shares issued on January 15 2004 as a result of a placement and converted options finalised and listed for quotation subsequent to period end.

Director's Report

Your Directors submit their report for the half-year ended 31 December 2003
The names of the Company's Directors in office during the half year and until the date of this report are as below. Directors were in office for the entire period unless otherwise stated.

- Christopher Cooper (Chairman)
- Robin Debernardi
- Graham Davie
- Peter Lewinsky (appointed 16 October 2003)
- Bruce Higgins (appointed 16 January 2004)

Review and result of operations

For the first half of the 2003/2004 year the Redflex Consolidated entity reported:

- Revenues: $13.90 million - up 26.8 % on the corresponding period in the previous financial year.
- Profit: $773,000 compared to a loss of $1,346,000 for the corresponding period last year.

Movement in the USD/AUD Exchange rate of approximately 33% over the twelve months to December 2003 adversely affected US revenues when translated to Australian dollars. Without the impact of the adverse exchange rate move over this period revenue would have been significantly higher.

Outlook

The company is positioned to grow its business significantly given its strong operating achievement and signed contracts in the USA.

The Board is confident, based on the company's present performance, of achieving a profit in excess of $3.0 million for the full financial year.

Redflex Traffic Systems

- Redflex Traffic Systems has contracts with 53 cities world wide in seven countries and is the largest provider of digital red light photo enforcement services in North America with contracts in 43 cities across nine states. It has led the market in installed systems, installation rate, and market share over the past 12 months

- The business performed strongly in the first 6 months of the financial year, highlighted by these key points:

    - First USD 1,000,000 plus revenue for the month of November as announced at the AGM. These levels have been sustained since that date.
    - Consolidated operating profit before tax of A$2,579,000 on revenue of A$10,133,000.
    - The AUD revenue is up 48% on the same period in 2002.
    - In USD terms US revenues increased by 95%.

- Profit up to A$2,579,000 compared to a loss of $335k for the corresponding period in 2002.

Redflex Traffic System USA EBITDA and Operating Profit Performance



600,000
500,000
400,000
300,000
200,000
100,000
0
US$ (Monthly)
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
EBITDA
Profit (Excluding HO Overhead)

- A favourable legislative environment is developing quickly within the USA with significant new enabling legislation in new states, which supports Redflex' strategy for the Build–Own-Operate business model.

- The Contract base was extended with 19 new cities announced since 1 July 2003.

- An installation rate of 15 systems per month has been achieved, with the exception of the Christmas/Holiday period.

    - 135 systems Installed at 1 July 2003
    - 212 systems installed at 31 December, representing a 57% increase over six months.
    - Approximately 300 cameras are expected to be installed by the end of June 2004.

- The Board plans to increase the rate of red light photo enforcement systems installations beyond the current plan of 15 systems per month.

- Market share in Australia has been extended and consolidated to position Redflex as number one in photo enforcement. Significant developments have been:

    - Western Australia Police back office order

- Tasmanian order for mobile radar camera systems which was the first sale of these systems for Redflex in Australia
- Stage 1 commissioning of the Liverpool-Parramatta Busway enforcement system completed
- Increase in red-light camera systems for Victoria
- New contract for maintenance with the RTA NSW for 31 systems installed by Poltech.

- International sales (excluding USA)

  - Redflex first orders for Lasercam in the UK and South Africa.
  - Achieved certification and new sales of Redflex red light systems in South Africa
  - Appointed a sales director for Europe.

- Completed acquisition of the assets and intellectual property of Poltech International.

Redflex Communications Systems

- Revenue for the first half was $3.75 million, up 3.4% on the corresponding period for the previous year.

- Operating loss of $869,000 was recorded for the first half. The second half is expected to be profitable.

- The business has continued to be affected by the depressed market conditions in the aviation and defence sectors in which it operates.

- There are indications that an expected upturn is occurring with new contracts totaling $3.5 million won over the last two months. This work is predominantly short term in nature with the majority likely to occur in this financial year.

- The company has downsized its workforce by almost 30% since 30 June 2003 but retained it's core capabilities on which to expand as conditions improve.

- The Directors commissioned an independent review of the Communications business in late 2003. The report is yet to be finalised, however interim advice has indicated that the Company's core capabilities are strong, that adverse market conditions have impacted the business and that the business is viable.

Financing Activities

In November and December the Company raised $13.8 million in equity through:

- the Share Purchase Plan which raised approximately $3.5 million
- placements which raised approximately $6.7 million, and
- the conversion of options expiring on December 31, 2003 for $3.6 million

In addition changes to debt facilities were:

- Short term debt of $3.3 million owing to Second Tee Pty Ltd has been repaid.
- National Australia Bank Limited extended further credit lines of USD 1.7 million and $AUD 500,000 which have not been drawn at the date of this report.

The funding places the company in a strong financial position going forward with the ability to maintain and increase current installation rates.

Events subsequent to 31 December 2003

There have been no events of a material nature subsequent to 31 December 2003 that are likely to have an impact on the results and not otherwise dealt with in this report.

Signed in accordance with a resolution of the directors.

Graham Davie
Director
Melbourne, 25 February 2004

REDFLEX HOLDINGS LIMITED
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE
FOR HALF YEAR ENDED 31 DECEMBER 2003

	Consolidated Entity	
	31-Dec-03 $'000	31-Dec-02 $'000
Revenue from operating activities:		
Revenue from sale of services or systems	6,005	4,825
Revenue from fee for service contracts	7,877	6,030
Total Revenue from operating activities	**13,882**	**10,855**
Revenues from outside the operating activities:		
Interest from other persons	14	8
Sundry Income	6	98
Total revenue from outside the operating activities	**20**	**106**
Total revenue from ordinary activities	**13,902**	**10,961**
Expenses from operating activities		
Materials & consumables used	2,988	3,164
Depreciation expense	1,718	1,357
Amortisation of Intangibles	452	356
Borrowing costs	234	138
Salaries & wages expense	6,140	4,981
Rental/operating leases	107	219
Outlays Capitalised in Intangibles	(1,043)	(907)
Other expenses from ordinary activities	2,533	1,730
Nonrecurring costs associated with financing activities & restructuring	0	1,269
Total expenses from ordinary activities	**13,129**	**12,307**
Profit (loss) from ordinary activities before tax	**773**	**(1,346)**
Income tax on ordinary activities	0	0
Profit (loss) from ordinary activities after tax attributable to members	**773**	**(1,346)**
Net exchange difference on translation of foreign statements of foreign controlled entity.	(6,619)	(662)
Total changes in equity not resulting from transactions with owners as owners	(5,846)	(2,008)
Franked Dividends per share	0	0
Basic & diluted earnings per share	1.11 cents	(2.96 cents)

REDFLEX HOLDINGS LIMITED
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 31 DECEMBER 2003

	Consolidated Entity	
	31-Dec-03	30-Jun-03
	$000	$000
Current Assets		
Cash Assets	6,817	1,070
Term deposits	747	1,112
Receivables	4,870	5,330
Inventories	5,155	4,459
Work In Progress	4,874	6,089
Other assets	1,997	843
	24,460	18,903
Non-Current Assets		
Receivables	0	267
Property Plant & equipment	20,303	18,765
Intangible Assets	7,509	6,834
	27,812	25,866
Total Assets	**52,272**	**44,769**
Current Liabilities		
Payables	2,674	4,430
Interest- bearing liabilities	996	769
Provisions	616	415
	4,286	5,614
Non Current Liabilities		
Interest- bearing liabilities	2,986	2,171
Provisions	339	340
	3,325	2,511
Total Liabilities	**7,611**	**8,125**
Net Assets	**44,661**	**36,644**
Equity		
Contributed Equity	73,597	59,734
Reserves	(9,748)	(3,129)
Accumulated Losses	(19,188)	(19,961)
Total Equity	**44,661**	**36,644**

REDFLEX HOLDINGS LIMITED
CONDENSED CONSOLIDATED STATEMENT OF CASHFLOWS
FOR THE HALF YEAR ENDED 31 DECEMBER 2003

	Note	Consolidated Entity 31-Dec-03 $000	31-Dec-02 $000
Cash Flows from Operating Activities			
Receipts from customers		13,733	11,502
Payments to suppliers and employees		(15,839)	(13,984)
Interest received		14	8
Interest and other costs of finance paid		(234)	(130)
Net Cash Flows from (Used in) operating activities		(2,326)	(2,604)
Cash Flows from Investing Activities			
Payments for property, plant and equipment	2	(6,204)	(1,356)
Loans (to) from other entities		587	(204)
Capitalised research and development		(1,128)	(933)
Net Cash Flows from (Used in) investing activities		(6,745)	(2,493)
Cash Flows from Financing Activities			
Bank Borrowings		1,294	0
Shareholder loans received (paid)		(258)	258
Cash proceeds from share issues		13,863	7,893
Net Cash Flows from (Used in) financing activities		14,899	8,151
Net Increase/(Decrease) in Cash held		5,828	3,054
Cash at Beginning of Financial Year		2,183	401
Effect of currency translation on opening cash balance		(448)	0
Cash at End of Financial Year		7,563	3,455
Reconciliation of Cash			
Cash at the end of the year consists of:			
Cash on Hand and at Bank		6,816	3,200
Deposits at call		747	255
		7,563	3,455

Notes to the Condensed Consolidated Financial Statements for the half-year ended 31 December 2003

NOTE 1 BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT

This general purpose half year financial report has been prepared in accordance with Accounting standard AASB 1029 'Interim Financial reporting' urgent Issues Group Consensus views, other authoritative pronouncements of the Australian accounting standards Board and the Corporations Act 2001.

This half-year financial report does not include all the notes of the type usually included in an annual financial report. It is recommended that this financial report be read in conjunction with the financial report for the year ended June 30 2003 and any public announcements made by Redflex Holdings Limited during the half year in accordance with any continuous disclosure obligations arising under the Corporations Law.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, unless otherwise stated.

The amounts contained in the half-year financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the company under ASIC Class Order 98/0100. The company is an entity to which the Class Order applies.

NOTE 2 MATERIAL FACTORS AFFECTING THE ASSETS, LIABILITIES AND EQUITY OF THE ECONOMIC ENTITY FOR THE CURRENT PERIOD

Cash Assets

The balance of cash holding increased during the half-year ended 31 December 2003 by $4.6 million

Major sources of cash reserves during the year were:	
Proceeds from Share Purchase Plan, Private Placements and conversion of options	$13.8 million
Bank borrowings repayable over a four year term	$1.3 million

Major uses of cash reserves during the year were:	
Investment in Infrastructure Assets installed in USA	$6.9 million
Inventory of Infrastructure components that will convert to fixed assets	$1.4 million

The investment in USA based assets has been made progressively during the year and Accumulated assets have been translated to AUD at half-year end exchange rate of AUD/USD 0.7495 using the current rate method. The downward revaluation of the net asset values has been taken to the Foreign Exchange Translation Reserve as required under AASB 1012 for entities deemed to be self-sustaining.

NOTE 3 ISSUED AND QUOTED SECURITIES AT END OF CURRENT PERIOD

	Total number	Number quoted	Issue price per security	Amount paid up per security
Ordinary securities	83,041,428	83,041,428		
Changes during current period				
(a) Increases through issues				
Share Purchase Plan	4,098,494	4,098,494	$0.8475	$0.8475
Placement to directors	633,228	633,228	$0.8475	$0.8475
Placement	7,310,956	7,310,956	$0.8475	$0.8475
Conversion of options	3,275,035	3,275,035	$1.10	$1.10
Conversion of employee options	100,000	100,000	$0.60	$0.60
(b) *Decreases through returns of capital, buybacks*	0	0		
Options	0	0		
Issued during current period				
Employee Options	1,800,000	0	$0.50	0
Employee Options	2,655,000	0	$0.58 indexed	0
Exercised during current period	3,275,035	3,275,035	$1.10	$1.10
Expired during current period	2,986,761	2,986,761	$1.10	31/12/03

The number of quoted securities at December 31 2003 shown above includes ordinary shares issued as part of a Private Placement and options exercised prior to their 31 December 2003 expiry date which were not formally quoted for trading until 15 January 2004.

NOTE 4 SEGMENT NOTE

(a) **Business Segments**

	Corporate		Communications		Traffic		Total	
	31-Dec-03	31-Dec-02	31-Dec-03	31-Dec-02	31-Dec-03	31-Dec-02	31-Dec-03	31-Dec-02
	$(000)	$(000)	$(000)	$(000)	$(000)	$(000)	$(000)	$(000)
Revenue from sale of goods & services	20	512	3,749	3,625	2,256	1,996	6,025	6,136
Revenue from fee for service contracts	0	0	0	0	7,877	4,825	7,877	4,825
Total revenue	20	512	3,749	3,625	10,133	6,821	13,902	10,961
Consolidated operating profit before tax	(937)	(1,432)	(869)	421	2,579	(335)	773	(1,346)
Total assets	8,937	10,271	11,697	12,841	35,206	20,517	55,840	43,629

(b) **Geographical segments**

	Australia		USA		Other		Total	
	$(000)	$(000)	$(000)	$(000)	$(000)	$(000)	$(000)	$(000)
Revenue from sale of goods & services	1,805	3,289	3,230	2,541	990	306	6,005	6,030
Revenue from fee for service contracts	0	0	7,877	4,825	0	0	7,877	4,825
Total revenue	1,805	3,289	11,107	7,366	990	306	13,902	10,961
Total assets	26,554	23,027	29,286	20,592	0	0	55,840	43,629

NOTE 5 CONTINGENT ASSETS AND CONTINGENT LIABILITIES

There has been no change in contingent assets or liabilities since June 30, 2003.

Redflex Holdings Limited
Directors' Declaration for the half-year ended 31 December 2003

In accordance with a resolution of the directors of Redflex Holdings Limited, I state that:

In the opinion of the directors the financial report, in the form of Appendix 4D of the Australian Stock Exchange Listing Rules, of the Consolidated entity:

(1) gives a true and fair view of the financial position as at 31 December 2003 and the performance for the half year ended on that date of the consolidated entity, and

(2) complies with Accounting Standard AASB 1029: "Interim Financial Reporting" and the Corporations Regulations 2001, and

(3) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Graham W Davie
Director
Redflex Holdings Limited
ABN 96 069 306 216
25 February 2004

ERNST & YOUNG

■ 120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67B
Melbourne VIC 3001

■ Tel 61 3 9288 8000
Fax 61 3 8654 6166
DX 293 Melbourne

Independent review report to members of Redflex Holdings Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows and accompanying notes to the financial statements and the other information set out in Appendix 4D to the Australian Stock Exchange (ASX) Listing Rules for the consolidated entity comprising both Redflex Holdings Limited (the company) and the entities it controlled during the half year, and the directors' declaration, for the company, for the half year ended 31 December 2003.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 1029 "Interim Financial Reporting", in accordance with the *Corporations Act 2001*, and the ASX Listing Rules as they relate to Appendix 4D. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the ASX and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia, and the ASX Listing Rules as they relate to Appendix 4D, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

Ernst & Young

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report, as defined in the scope section, of the consolidated entity Redflex Holdings Limited and the entities it controlled during the half year is not in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the financial position of the consolidated entity at 31 December 2003 and of its performance for the half year ended on that date; and

(ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia and the ASX Listing Rules as they relate to Appendix 4D.

Ernst & Young

Ernst & Young

David Petersen
Partner
Melbourne
25 February 2004



Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity REDFLEX HOLDINGS LIMITED
ABN 96 069 306 216

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BRUCE HIGGINS
Date of appointment	16 January 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
1,800,000 Unlisted Options (RDFAR)

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
nil	

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	nil
Nature of interest	
Name of registered holder(if issued securities)*	
No. and class of securities to which interest relates	




RECEIVED
2005 FEB 17 A 10:21

Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

Appointment of Director

16 January 2004: The directors are pleased to announce the appointment of Mr. Bruce Higgins as Executive Director of the company, effective from 16 January 2004

Mr. Higgins is President & CEO of Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings. He is currently based in the USA corporate offices in Scottsdale Arizona and has served the company in this role since August 2001. Redflex Traffic Systems Inc has two subsidiaries, Traffic Safety Systems Inc. based in California and Redflex Traffic Systems Pty Ltd. based in Australia.

Mr. Higgins has a strong background and experience in both domestic and international sales and marketing, combined with financial and business leadership and key skills in the convergence of computers and Internet technologies with advanced electronic systems.

Mr. Higgins has executive management experience as Chief Executive of Raytheon Systems Company Australia, Honeywell Pacific Region Manager Aerospace business and smaller listed companies, and has managed and directed rapid growth technology businesses for the past 15 years.

Mr. Higgins is a director of Redflex Traffic Systems Inc incorporated in Delaware, and Traffic Safety Systems Inc incorporated in California, and has served on the boards of the Raytheon Systems Company Australia Pty Ltd, Aerospace Technical Services Pty Ltd, Smart Internet Cooperative Research Centre, IT Skills Exchange and Non-Exec Director of Learning Seat Pty Ltd., an e-learning company and Non-Executive Director of Defence Manufacturers Association.

Mr. Higgins has studied competitive advantage with Harvard University, and has a Bachelor Degree in Electronic Engineering, Master of Business Administration in Technology Management and is a Fellow of the Australian Institute of Company Directors.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
grahamd@redflex.com.au
(03) 9674 1888

Bruce Higgins
President and CEO
Redflex Traffic Systems Inc
bruceh@redflex.com
+1 480 9987478


REDFLEX
HOLDINGS


RECEIVED
2005 FEB 17 A 10:21

Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

AU$1.1 million Communications Contracts in Australia and USA

15 January 2004. The directors are pleased to announce that Redflex Communications Systems Pty Ltd., a wholly owned company of the Redflex Group, has been awarded contracts by both the Royal Australian Navy and the US Department of Defense for the provision of Switch*plus*® Communications Systems totalling approximately AU$1.1 Million.

Redflex will expand its existing helicopter voice intercom system on the Landing Platform Amphibious (LPA) ships for the Australian Navy over the next six months. This contract will see upgrades of both the LPA ships providing the Australian Navy with an increased capability. Redflex has existing Navy systems in service with the Anzac Frigate and Collins Class submarine projects.

Redflex has also secured a contract with the US Department of Defense, Deployable Joint Command and Control (DJC2) Program Office. The DJC2 program is to provide a common command and control platform to US Joint Task Forces wherever they may be deployed. Successful performance of the Switch*plus* system is expected to lead to additional opportunities within the DJC2 program.

Peter Harrison, the General Manager of Redflex Communications Systems said: "This is our third contract with the US Department of defence in the past six months. Within three months Redflex will have Switch*plus* equipment installed and commissioned at Ft McPherson Georgia, with the Secure Conference System, and this Deployable Communications system with the DJC2 in Hawaii."

The rapidly deployable communications system is a new product based on Redflex's standard Switch*plus*® hardware and software and provides users, with minimal effort, the ability to establish command centres wherever a defence force is deployed. Redflex is actively working with other US Government agencies and international defence forces with similar requirements and expects a strong demand for this product.

Switch*plus*® is the core product of Redflex Communications Systems and is used in Air Traffic Control, Military Operations Centres and other Command and Control and Public Safety applications around the world. Redflex Communication Systems, with facilities in Melbourne, Australia and the Washington, DC area of the USA, is a leading communications systems integrator for transportation, defence and public safety application worldwide.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
grahamd@redflex.com.au
(03) 9674 1888

Brad Kay
President and CEO
Redflex Communication Systems Inc
bradk@redflex.com.au
+1 703-871-5141


2005 FEB 17 A 10: 21

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	REDFLEX HOLDINGS LIMITED
ABN	96 069 306 216

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM W DAVIE
Date of last notice	07/01/04
Date of this notice	14/01/04

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	related party
Date of change	60,000 8/1/04 17,320 9/1/04 12,680 13/1/04
No. of securities held prior to change	As the registered holder 1,060,464 Ordinary Shares (RDF) As not the registered holder 116,306 Ordinary Shares (RDF)
Class	RDF
Number acquired	
Number disposed	90,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	on market
No. of securities held after change	As the registered holder 970,464 Ordinary Shares (RDF) As not the registered holder 116,306 Ordinary Shares (RDF)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	on market trade

Part 2 – Change of director's interests in contracts

Detail of contract	nil
Nature of interest	nil
Name of registered holder (if issued securities)	nil
Date of change	nil
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	nil
Interest acquired	nil
Interest disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	nil
Interest after change	nil

+ See chapter 19 for defined terms.

THORNEY HOLDINGS PTY LTD

A.C.N. 006 262 835
Level 2, 533 Little Lonsdale Street, Melbourne Vic 3000
Telephone 9247 4726 Facsimile 9247 4727

12 January 2004

BY FACSIMILE: 1900 999 279 - 6 pages

Manager Company Announcements
Australian Stock Exchange Limited
Level 10
20 Bond Street
SYDNEY 2000

Dear Sir/Madam,

Change in Interests or Entitlements of Substantial Shareholder - Form 604
Redflex Holdings Limited

I enclose by way of service Form 604 Notice of Change in Interests or Entitlements of Substantial Shareholder dated 12 January 2004 in accordance with Section 617(B) of the *Corporations Act 2001*.

I confirm that the original Form 604 has been served on Redflex Holdings Limited by express post today.

Yours sincerely,

ROBERT KAYE
Company Secretary

0233rk

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To: company name/scheme **REDFLEX HOLDINGS LIMITED**

ACN/ARSN ACN 069 308 216

1. Details of substantial holder[1]

Name THORNEY HOLDINGS PTY LTD and each of its related bodies corporate listed in the attached Schedule "A" to this Notice (hereinafter collectively referred to as "Thorney Holdings")

ACN (if applicable) ACN 006 262 835

There was a change in the interests of the substantial holder on 08/01/04

The previous notice was given to the company on 20/06/03

The previous notice was dated 20/06/03

2. Previous and present voting power

The total number of shares votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate[2] had a relevant interest[3] in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of Securities[4]	Previous Notice		Present Notice	
	Person's votes	Voting power[5]	Person's votes	Voting power[6]
Fully Paid Ordinary Shares	5,451,577	8.06%	8,667,101	10.44%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, relevant interests of the substantial holder or an associate in voting securities of the company or scheme since the substantial holder was last required to give a substantial holding notice to the company are as follows:

Date of Change	Person whose relevant interest changed	Nature of change[7]	Consideration given in relation to change[8]	Class and number of securities affected	Person's votes affected
11.09.03	Thorney Pty Ltd	On market sale	$0.85 per share	70,000 Ordinary Shares	Thorney Pty Ltd
17.09.03	Thorney Pty Ltd	On market sale	$0.84 per share	100,000 Ordinary Shares	Thorney Pty Ltd
30.10.03	Thorney Pty Ltd	On market purchase	$0.89 per share	21,812 Ordinary Shares	Thorney Pty Ltd
31.10.03	Thorney Pty Ltd	On market purchase	$0.90 per share	28,188 Ordinary Shares	Thorney Pty Ltd
03.11.03	Thorney Pty Ltd	On market purchase	$0.90 per share	26,228 Ordinary Shares	Thorney Pty Ltd
03.11.03	Thorney Pty Ltd	On market purchase	$0.89 per share	247,000 Ordinary Shares	Thorney Pty Ltd
04.11.03	Thorney Pty Ltd	On market purchase	$0.90 per share	83,747 Ordinary Shares	Thorney Pty Ltd

05.11.03	Thorney Pty Ltd	On market purchase	$0.89 per share	22,800 Ordinary Shares	Thorney Pty Ltd
06.11.03	Thorney Pty Ltd	On market purchase	$0.90 per share	10,000 Ordinary Shares	Thorney Pty Ltd
12.11.03	Thorney Pty Ltd	On market purchase	$0.90 per share	57,225 Ordinary Shares	Thorney Pty Ltd
18.11.03	Thorney Pty Ltd	On market purchase	$0.84 per share	7,287 Ordinary Shares	Thorney Pty Ltd
19.11.03	Thorney Pty Ltd	On market purchase	$0.85 per share	40,525 Ordinary Shares	Thorney Pty Ltd
20.11.03	Thorney Pty Ltd	On market purchase	$0.85 per share	2,188 Ordinary Shares	Thorney Pty Ltd
25.11.03	Thorney Pty Ltd	On market purchase	$0.86 per share	1,000 Ordinary Shares	Thorney Pty Ltd
27.11.03	Thorney Pty Ltd	On market purchase	$0.95 per share	7,000 Ordinary Shares	Thorney Pty Ltd
28.11.03	Thorney Pty Ltd	On market purchase	$0.97 per share	141,024 Ordinary Shares	Thorney Pty Ltd
01.12.03	Thorney Pty Ltd	On market purchase	$0.96 per share	21,569 Ordinary Shares	Thorney Pty Ltd
02.12.03	Thorney Pty Ltd	On market purchase	$0.94 per share	126,800 Ordinary Shares	Thorney Pty Ltd
09.12.03	Thorney Pty Ltd	Purchased under Share Purchase Plan	$0.85 per share	5,900 Ordinary Shares	Thorney Pty Ltd
31.12.03	Thorney Pty Ltd	Exercise of Options	$1.10 per share	15,250 Ordinary Shares	Thorney Pty Ltd
31.12.03	Thorney Holdings	Exercise of Options	$1.10 per share	475,000 Ordinary Shares	Thorney Holdings
31.12.03	Thistle Custodians Pty Ltd	Exercise of Options	$1.10 per share	205,420 Ordinary Shares	Thistle Custodians Pty Ltd
08.01.04	Thorney Holdings	Placement	$0.85 per share	1,839,561 Ordinary Shares	Thorney Holdings

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder[9]	Nature of relevant interest[10]	Class and number of shares	Person's votes
Thistle Custodians Pty Ltd ACN 078 027 193 ("Thistle)	Invia Custodians Pty Ltd as to 660,839 Ordinary Shares and Thistle as to 205,420 Ordinary Shares	Thistle	Beneficial Owner	866,259 fully paid ordinary shares	866,259
Thorney Pty Ltd ACN 008 595 453 ("Thorney")	Invia Custodians Pty Ltd	Thorney	Beneficial Owner	3,236,281 fully paid ordinary shares	3,236,281
Thorney Holdings	Invia Custodians Pty Ltd as to 4,089,561 Ordinary Shares and Thorney Holdings as to 475, 000 Ordinary Shares	Thorney Holdings	Beneficial Owner as to 4,564,561 Ordinary Shares. By virtue of section 608 of the Corporations Act 2001 as to 4,102,540 Ordinary Shares.	8,667,101 fully paid ordinary shares	8,667,101

Thorney Consolidated Holdings Pty Ltd ACN 075 051 482	Invia Custodians Pty Ltd	Thistle, Thorney and Thorney Holdings	By virtue of section 608 of the Corporations Act 2001	8,667,101 fully paid ordinary shares	8,667,101
Pratt Holdings Pty Ltd ACN 004 421 961	Invia Custodians Pty Ltd	Thistle, Thorney and Thorney Holdings	By virtue of section 608 of the Corporations Act 2001	8,667,101 fully paid ordinary shares	8,667,101
Pratt Consolidated Holdings Pty Ltd	Invia Custodians Pty Ltd	Thistle, Thorney and Thorney Holdings	By virtue of section 608 of the Corporations Act 2001	8,667,101 fully paid ordinary shares	8,667,101
Pratt Group Holdings Pty Ltd	Invia Custodians Pty Ltd	Thistle, Thorney and Thorney Holdings	By virtue of section 608 of the Corporations Act 2001	8,667,101 fully paid ordinary shares	8,667,101

5. Changes in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association[11] with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name	Nature of association
Pratt Consolidated Holdings Pty Ltd	By virtue of section 608 of the Corporations Act 2001
Pratt Group Holdings Pty Ltd	By virtue of section 608 of the Corporations Act 2001

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Thistle Custodians Pty Ltd	Level 2, 533 Little Lonsdale Street, Melbourne 3000
Thorney Pty Ltd	Level 2, 533 Little Lonsdale Street, Melbourne 3000
Thorney Holdings Pty Ltd	Level 2, 533 Little Lonsdale Street, Melbourne 3000
Thorney Consolidated Holdings Pty Ltd	Level 2, 533 Little Lonsdale Street, Melbourne 3000
Pratt Holdings Pty Ltd	Level 2, 533 Little Lonsdale Street, Melbourne 3000
Pratt Consolidated Holdings Pty Ltd	Level 2, 533 Little Lonsdale Street, Melbourne, 3000
Pratt Group Holdings Pty Ltd	Level 2, 533 Little Lonsdale Street, Melbourne, 3000
Associates	See attached

Signature

Print name Robert Kaye Capacity Secretary

Sign here date 12/01/04

THIS IS THE SCHEDULE OF 2 PAGES REFERRED TO IN THE FORM 604 NOTICE OF INITIAL SUBSTANTIAL SHAREHOLDER SIGNED BY ME AND DATED 12 JANUARY 2004.

....
Robert Kaye
Company Secretary
THORNEY HOLDINGS PTY LTD

SCHEDULE

RELATED BODIES CORPORATE OF THORNEY HOLDINGS PTY LTD

ARI R & D Pty Ltd, ACN 069 674 933, Level 2, 533 Little Lonsdale Street, Melbourne 3000

ARI R & D Holdings Pty Ltd, ACN 069 674 871, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Astrapak Pty Ltd, ACN 089 137 986, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Burwood Terrace Pty Ltd, ACN 080 534 416, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Burwood Terrace Holdings Pty Ltd, ACN 075 051 464, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Colstrup Pty Ltd, ACN 006 538 165, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Cotham Road Pty Ltd, ACN 098 015 055, Level 2, 533 Little Lonsdale Street, Melbourne 3000

EEG R & D (Holdings) Pty Ltd, ACN 069 602 062, Level 2, 533 Little Lonsdale Street, Melbourne 3000

HEP R & D Holdings Pty Ltd, ACN 069 095 174, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Ilaba Pty Ltd, ACN 089 171 160, Level 2, 533 Little Lonsdale Street, Melbourne 3000

J. Gadsden Pty Ltd, ACN 005 878 995, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Kerbside Papers Limited, Level 3, 50 Anzac Avenue, Auckland, New Zealand

Kingsthorne Pty Ltd, ACN 006 449 903, Level 14, 600 St. Kilda Road, Melbourne 3004

Lonsdale Mineral Exploration No. 2 Pty Ltd, ACN 081 412 348, Level 2, 533 Little Lonsdale Street, Melbourne 3004

McCredie Road Properties Pty Ltd, ACN 005 258 284, Level 14, 600 St. Kilda Road, Melbourne 3004

McKoy Street Properties Pty Ltd, ACN 098 493 817, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Mil-town Pty Ltd, ACN 006 262 844, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Northcourt Pty Ltd, ACN 006 564 870, Level 14, 600 St Kilda Road, Melbourne 3004

OVS Investment Corporation Limited, ACN 009 119 199, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt & Co. Pty Ltd, ACN 005 967 555, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt & Nominees Pty Ltd, ACN 005 788 214, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt & Security Pty Ltd, ACN 005 787 161, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt Energy Pty Ltd, ACN 075 051 455, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt Energy Holdings Pty Ltd, ACN 075 051 517, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt Finance Pty Ltd, ACN 005 449 632, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt Holdings No 2 Pty Ltd, ACN 104 958 572, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt Holdings No 3 Pty Ltd, ACN 104 958 545, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt Holdings No 4 Pty Ltd, ACN 104 958 518, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt Infrastructure Pty Ltd, ACN 074 489 553, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt Infrastructure Finance Pty Ltd, ACN 075 257 984, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt Infrastructure No. 3 Pty Ltd, ACN 087 537 344, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt International Pty Ltd, ACN 005 787 959, Level 14, 600 St. Kilda Road, Melbourne 3004

Pratt Investments Pty Ltd, ACN 005 019 027, Level 14, 600 St. Kilda Road, Melbourne 3004

Thorney Properties Pty Ltd, ACN 079 777 209, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Thorney Properties (Ballarat) Pty Ltd, ACN 106 693 725, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Triwall Pty Ltd, ACN 000 822 140, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Packaging Properties Pty Ltd, ACN 095 190 524, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visypak Operations Pty Ltd, ACN 094 555 085, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Paper Pty Ltd, ACN 005 803 234, Level 2, 533 Little Lonsdale Street, Melbourne 3000


REDFLEX
HOLDINGS



Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

8 January 2004 Attached is an Appendix 3B in relation to shares issued pursuant to the placement and the exercise of options. Also attached are four Appendix 3Y.

For further information:

Marilyn Stephens	Graham Davie
Company Secretary	Chief Executive Officer
Redflex Holdings Limited	Redflex Holdings Limited
marilyns@redflex.com.au	grahamd@redflex.com.au
(03) 9674 1712	(03) 9674 1888

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

REDFLEX HOLDINGS LIMITED

ABN

96 069 306 216

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,585,991
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	7,310,956 at $0.8475 each 3,275,035 at $1.10 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	7,310,956 Shares were issued pursuant placement of shares approved by members at the Company's recent AGM. 3,275,035 Shares were issued pursuant to the exercise of RDFOB options which expired on 31/12/03.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Shares issued pursuant to the placement were entered on 19 December 2003 Shares issued pursuant to the exercise of options were entered 8 January 2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
83,041,428	Ordinary Shares (RDF)

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
5	Employee Shares fully paid (RDFAI)
40,000	Options expiring 8/8/04 exercisable at $2.60 (RDFAM)
60,000	Options expiring 20/5/06 exercisable at $1.52 (RDFAO)
20,000	Options expiring 11/1/06 exercisable at $1.66 (RDFAP)
500,000	Options expiring 30/6/05 exercisable at $4.98 (RDFAQ)

+ See chapter 19 for defined terms.

1,800,000	Options expiring 01/02/08, exercisable at $0.50, with one third exercisable on or after 01/02/04, after which date a further 50,000 are exercisable on the first day of each calendar month thereafter (RDFAR)
2,655,000	Options expiring 30/09/08, exercise price at date of issue is $0.58 and will increase at the compounding rate of 3% per annum until exercised, one third exercisable on or after 01/02/04, one third exercisable on or after 01/02/05 and one third exercisable on or after 01/02/06 (RDFAS)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue – Not applicable

11	Is security holder approval required?	not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale	

+ See chapter 19 for defined terms.

through a broker)?

33 +Despatch date

Part 3 - Quotation of securities – Not applicable

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (*in the case of a trust*, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Marilyn Stephens
7 January 2004

== == == == ==

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	REDFLEX HOLDINGS LIMITED
ABN	96 069 306 216

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CHRISTOPHER COOPER
Date of last notice	9 December 2003
Date of this notice	7 January 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	related party
Date of change	133,228 on 19 December 2003 241,376 on 7 January 2004
No. of securities held prior to change	As the registered holder 16,709 Ordinary Shares (RDF) As not the registered holder 355,767 Ordinary Shares (RDF) 30,443 Options expiring 31/12/03 (RDFOB)
Class	Fully paid ordinary shares
Number acquired	374,604 Ordinary Shares (RDF)
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Placement of 133,228 at $0.8475 for each share Exercise of 30,443 RDFOB options at $1.10 each Purchase and exercise of 210,933 RDFOB options at $1.10 each.
No. of securities held after change	As the registered holder 16,709 Ordinary Shares (RDF) As not the registered holder 730,371 Ordinary Shares (RDF)

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Placement of 133,228 RDF, Off-market trade and exercise of 210,933 RDFOB, Exercise of 30,443 RDFOB options

Part 2 – Change of director's interests in contracts

Detail of contract	no change
Nature of interest	no change
Name of registered holder (if issued securities)	no change
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	REDFLEX HOLDINGS LIMITED
ABN	96 069 306 216

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBIN DEBERNARDI
Date of last notice	9 December 2003
Date of this notice	7 January 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	related party
Date of change	19 and 24 December 2003 and 7 January 2004
No. of securities held prior to change	<u>As the registered holder</u> 126,359 Ordinary Shares (RDF) 38,965 Options expiring 31/12/03 (RDFOB) <u>As not the registered holder</u> 2,583,634 Ordinary Shares (RDF) 315,415 Options expiring 31/12/03 (RDFOB)
Class	Fully paid ordinary shares
Number acquired	854,380
Number disposed	340,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	500,000 at $0.8475 per share 354,380 at $1.10 per share

+ See chapter 19 for defined terms.

No. of securities held after change	As the registered holder 165,324 Ordinary Shares (RDF) As not the registered holder 3,059,049 Ordinary Shares (RDF)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	500,000 Placement 340,000 sold by On market trade 354,380 exercise of RDFOB options

Part 2 – Change of director's interests in contracts

Detail of contract	no change
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	REDFLEX HOLDINGS LIMITED
ABN	96 069 306 216

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PETER LEWINSKY
Date of last notice	9 December 2003
Date of this notice	7 January 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	related party
Date of change	7 January 2004
No. of securities held prior to change	As the registered holder 10,900 Ordinary Shares (RDF) As not the registered holder 10,900 Ordinary Shares (RDF)
Class	Fully Paid Ordinary Shares
Number acquired	20,000 Ordinary Shares (RDF)
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Purchase and exercise of RDFOB options at $1.10 each.
No. of securities held after change	As the registered holder 10,900 Ordinary Shares (RDF) As not the registered holder 30,900 Ordinary Shares (RDF)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off-market purchase and exercise of 20,000 RDFOB options

Part 2 – Change of director's interests in contracts

Detail of contract	no change
Nature of interest	no change
Name of registered holder (if issued securities)	no change
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	REDFLEX HOLDINGS LIMITED
ABN	96 069 306 216

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM W DAVIE
Date of last notice	09/12/03
Date of this notice	07/01/04

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	related party
Date of change	07/01/04
No. of securities held prior to change	As the registered holder 957,637 Ordinary Shares (RDF) 102,827 Options expiring 31/12/03 (RDFOB) As not the registered holder 116,306 Ordinary Shares (RDF)
Class	RDF
Number acquired	102,827 Ordinary Shares (RDF)
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1.10 for the exercise of each RDFOB option
No. of securities held after change	As the registered holder 1,060,464 Ordinary Shares (RDF) As not the registered holder 116,306 Ordinary Shares (RDF)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of RDFOB options

Part 2 – Change of director's interests in contracts

Detail of contract	nil
Nature of interest	nil
Name of registered holder (if issued securities)	nil
Date of change	nil
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	nil
Interest acquired	nil
Interest disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	nil
Interest after change	nil

+ See chapter 19 for defined terms.



Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

AUD35.8 Million New Contracts With Six USA Cities

31 December 2003: The directors are pleased to announce that Redflex Traffic Systems Inc., a wholly owned company of the Redflex group, has been awarded six new contracts for red light photo enforcement with an estimated value of AUD25 million for the first phase and AUD10.8 million in the second phases giving a total of AUD35.8 million.

The new contracts are as follows;

- City of Lynwood in the Los Angeles area, with a population of 70,000, for the provision of 14 systems in the first phase with a second phase of up to 6 systems. The contract is for a term of five years with two one-year options.
- The City of Santa Clarita in the greater Los Angeles area, with a population of 151,000, for the provision of 10 systems in the first phase with a second phase of up to 10 systems. The contract is for a term of five years with two one-year options.
- The City of Ridgecrest in California (near Bakersfield), with a population of 28,000, for the provision of up to 8 systems. The contract is for a term of five years with two one-year options.
- The City of Escondido in California (near to the Cities of Oceanside and El Cajon who have contracts with Redflex) with a population of 136,000, and is for the provision of up to 8 systems in the first phase with a second phase of up to 10 systems. The contract is for a term of five years with two one-year options.
- The City of Del Mar in California, close by the City of Escondido, with a population of 5,000 for the provision of up to 10 systems. The contract is for a term of five years with two one-year options.
- The City of Maywood in the Los Angeles Area, with a population of 27,000, for the provision of up to 10 systems. The contract is for a term of five years with two one-year options.

Bruce Higgins President and CEO of Redflex Traffic Systems in commenting on the new contracts said "The award of six new contracts with a combined value of $35.8 million to Redflex is the largest single announcement of new business in the history of Redflex. The contract wins are all important as they increase our efficiency and economies of scale in the important rapidly growing Californian market and confirm Redflex as the leading technology and services provider of choice. Since the Redflex AGM on 25th November 2003 we have announced 13 new contracts with cities for photo enforcement and extensions to another two existing contracted cities. The total value of these contracts is approximately AUD80 million, and the overall contracted number of red light photo enforcement approaches has increased by 192 systems. These new contracts combined with the success of the capital raising and share purchase plan in raising approximately AUD 9.6 million support the companies growth plans over the next 12 months".

Redflex Traffic Systems Inc. has contracts with 52 cities world wide in six countries and is the largest provider of digital red light photo enforcement services in North America with contracts in 43 cities across nine states and leads the market in installed systems, installation rate, and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
grahamd@redflex.com.au
(03) 9674 1888

Bruce Higgins
President and CEO
Redflex Traffic Systems Inc
bruceh@redflex.com
+1 480 9987478


REDFLEX
HOLDINGS


RECEIVED
2005 FEB 17 A 10:21

Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

AUD8 million new contracts in City of Emeryville and City of Fairfield

23 December 2003: The directors are pleased to announce that Redflex Traffic Systems Inc, a wholly owned company of the Redflex Group, has been awarded two new contracts for red light photo enforcement, with an estimated total value of AUD8 million.

The first new contract is with the City of Emeryville in the greater San Francisco area and is for the provision of 10 systems in the first phase with a second phase of up to 10 systems. The contract is for a term of five years with two one-year options.

The second new contract is with the City of Fairfield in northern California, and is for the provision of a red light photo enforcement system pilot program. Redflex will install one system initially and subject to agreement with the City, develop the program with up to 10 systems overall. The contract is for a term of three years.

Redflex Traffic Systems Inc has contracts with 46 cities world wide in six countries and is the largest provider of digital red light photo enforcement services in North America with contracts in 37 cities across 9 states, and leads the marked in installed systems, installation rate, and market share over the past 12 months.

For further information:
Graham Davie
Chief Executive Officer
Redflex Holdings Limited
grahamd@redflex.com.au
(03) 9674 1888

Bruce Higgins
President and CEO
Redflex Traffic Systems Inc
bruceh@redflex.com
+1 480 9987478




RECEIVED
2005 FEB 17 A 10:21

Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

A$10.7m Contracts, 10 year extension to City of Upland, new contract in City of Oceanside and renewal City of Beaverton

22 December 2003: The directors are pleased to announce that Redflex Traffic Systems Inc., a wholly owned company of the Redflex group, has been awarded a new contract for red light photo enforcement and renewal of an existing contract with an estimated total value of $10.7 million. In addition, the extension to the contract term in the City of Upland adds a potential increase of $8 million to the contract backlog.

The new contract is with the City of Oceanside in California, and is for the provision of up to 10 red light photo enforcement systems. Redflex will earn US$89 for each citation issued over the term of the contract.

The second contract is a renewal of the existing contract with the City of Beaverton in Oregon for a fixed price per system per month where Redflex has 10 red light photo enforcement systems installed and a digital mobile speed van in operation. Redflex plans to add a second speed van in Beaverton in 1Q 2004. Both contracts are for a term of five years with two one-year options.

When the photo enforcement systems are installed in the City of Oceanside, combined with the existing systems in Beaverton, they are expected to yield revenue up to $2.1million per annum based on the number of citations issued and actual number of systems installed. The contract values are based on base years in the contracts and exclude the value of contract option extension periods.

Bruce Higgins President and CEO of Redflex Traffic Systems in commenting on the award said, "The award in the City of Oceanside with a population of 145,000 builds our presence in southern California in close proximity to our existing cities in this area. Redflex is also very pleased to announce that the City of Upland has signed a contract amendment to extend the term of the existing contract to 2018, a total term of 15 years. The initial contract was announced on 17 July 2003 and, based on the successful commencement of the program, has been extended to a term that reflects the long term goals of both the City and Redflex".

Redflex Traffic Systems Inc. has contracts with 44 cities world wide in six countries and is the largest provider of digital red light photo enforcement services in North America with contracts in 35 cities across 9 states and leads the market in installed systems, installation rate, and market share over the past 12 months.

For further information:
Graham Davie
Chief Executive Officer
Redflex Holdings Limited
grahamd@redflex.com.au
(03) 9674 1888

Bruce Higgins
President and CEO
Redflex Traffic Systems Inc
bruceh@redflex.com
+1 480 9987478



Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

Reminder re Options and Appendix 3B

22 December 2003 Attached is Appendix 3B in relation to 633,228 shares issued to directors as approved by shareholders at the Company's recent AGM

Directors take this opportunity to remind holders of RDFOB Options that these Options expire on 31 December 2003. The recent increase in the market price of Redflex shares (RDF) to a closing price last Friday of $1.11 has prompted a second mailing to Optionholders, to facilitate conversion to Redflex shares should they wish to do so. The exercise price is $1.10. The letter and Expiry Notice Form should reach Optionholders early this week.

For further information:

Graham Davie	Marilyn Stephens
Chief Executive Officer	Company Secretary
grahamd@redflex.com.au	marilyns@redflex.com.au
(03) 9674 1888	(03) 9674 1712

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

REDFLEX HOLDINGS LIMITED

ABN

96 069 306 216

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	633,228
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.8475 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued pursuant placement of shares to C Cooper and R Debernardi approved by members at the Company's recent AGM.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	19 December 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
72,455,437	Ordinary Shares (RDF)
6,261,796	Options expiring 31/12/03 exercisable at $1.10 (RDFOB)

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
5	Employee Shares fully paid (RDFAI)
40,000	Options expiring 8/8/04 exercisable at $2.60 (RDFAM)
60,000	Options expiring 20/5/06 exercisable at $1.52 (RDFAO)
20,000	Options expiring 11/1/06 exercisable at $1.66 (RDFAP)
500,000	Options expiring 30/6/05 exercisable at $4.98 (RDFAQ)

1,800,000	Options expiring 01/02/08, exercisable at $0.50, with one third exercisable on or after 01/02/04, after which date a further 50,000 are exercisable on the first day of each calendar month thereafter (RDFAR)
2,655,000	Options expiring 30/09/08, exercise price at date of issue is $0.58 and will increase at the compounding rate of 3% per annum until exercised, one third exercisable on or after 01/02/04, one third exercisable on or after 01/02/05 and one third exercisable on or after 01/02/06 (RDFAS)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue – Not applicable

11	Is security holder approval required?	not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities – Not applicable

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Marilyn Stephens
9 December 2003

== == == == ==

+ See chapter 19 for defined terms.




RECEIVED
2005 FEB 17 A 10:21

REDFLEX HOLDINGS
Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

Redflex Wins A$600,000 Speed Camera Contract in Tasmania

19 December 2003 The directors are pleased to announce that Redflex Traffic Systems Pty Ltd, a wholly owned company in the Redflex group, has been awarded a contract to supply Mobile Radar Speed Camera Systems for the Tasmania Police. The contract has been won in a competitive tender, in which the Redflex product was assessed against local and international competition.

The new contract involves the manufacture and supply of eight digital speed camera systems for operation at various locations throughout Tasmania. The contract is worth around A$600k with maintenance and ongoing support contracts still to be negotiated.

The contract award to Redflex represents the first use digital, radar speed camera technology in Australia, where existing contracts are based on older wet film technology. This product is based on Redflex's Digital Speed Van camera technology that has been successfully used in the USA since 1998.

Bruce Higgins, President of Redflex Traffic Systems Inc, said, "The win in Tasmania is significant for Redflex Traffic Systems as mobile digital technology is expected ultimately to replace the substantial number of mobile wet film units in use in Australia and overseas."

Redflex Traffic Systems is a leading provider of speed and red-light photo enforcement systems for global markets with clients in six countries and 43 cities worldwide.

For further information:

Graham Davie
Chief Executive Officer
grahamd@redflex.com.au
(03) 9674 1888

Marilyn Stephens
Company Secretary
marilyns@redflex.com.au
(03) 9674 1712



Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

A$12.8 Contracts, Sioux Falls, South Dakota, Vista California

19 December 2003: The directors are pleased to announce that Redflex Traffic Systems Inc., a wholly owned company of the Redflex group, has been awarded two contracts in the USA for red light photo enforcement with an estimated value of $12.8 million.

The first contract is with the City of Sioux Falls in South Dakota, and is for the provision of up to 10 red light photo enforcement systems. The second contract is with the City of Vista in Southern California for up to 20 systems. Both contracts are for a term of five years from the date of commissioning with two one-year options. When the photo enforcement systems are installed they are expected to yield revenue up to $2.6 million per annum based on the number of citations issued and actual number of systems installed.

Bruce Higgins President and CEO of Redflex Traffic Systems in commenting on the award said "The award of Sioux Falls South Dakota is particularly pleasing as this opens up a new State within the USA for Redflex. The City of Vista also builds our growing presence in the area south of Los Angeles. The announcement of the proposed share placement of 18 November of $6.2 million and the new funding facilities with the NAB of $4 million announced on 16 December 2003 will support our installation program and overall position of the company."

Redflex Traffic Systems Inc. has contracts with 43 cities world wide in six countries and is the largest provider of digital red light photo enforcement services in North America with contracts in 34 cities across 9 states and leads the market in installed systems, installation rate, and market share over the past 12 months.

For further information:
Graham Davie
Chief Executive Officer
grahamd@redflex.com.au
(03) 9674 1888

Bruce Higgins
President and CEO
Redflex Traffic Systems Inc
bruceh@redflex.com
+1 480 998 7478



REDFLEX
HOLDINGS
Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

Proposed Share Placement

18 December 2003. The directors propose to make a placement of approximately 7.3 million ordinary shares at an issue price of $0.8475 to raise approximately $6.2 million. The placement will be made to existing shareholders of the company that are sophisticated or professional investors. Shares issued will rank equally with all other ordinary shares on issue.

The placement forms part of the ongoing funding for the growth of the business, particularly in the USA, and follows the recent announcement of the successful Share Purchase Plan which raised $3.4million.

At the recent AGM shareholders approved a placement which in conjunction with the Share Purchase Plan would raise up to $6 million. The directors have now decided to raise an additional amount of approximately $3.6 million to take advantage of a high level of interest from major shareholders, and to position for anticipated further strong growth. The additional placement of approximately 4.2 million shares beyond what was approved at the AGM will be within the 15% of equity that the board may issue in any 12 month period without the approval of shareholders.

For further information:

Graham Davie
Chief Executive Officer
grahamd@redflex.com.au
(03) 9674 1888

Marilyn Stephens
Company Secretary
marilyns@redflex.com.au
(03) 9674 1712


REDFLEX
HOLDINGS


RECEIVED
2005 FEB 17 A 10:21

Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

Redflex Acquires Poltech and Locktronic Assets

17 December 2003. Directors are pleased to advise that Redflex has signed an agreement with the Administrators and Receivers of Poltech International Limited and Locktronic Pty Ltd to acquire assets of both companies. This includes inventory, fixed assets and intellectual property including the Poltech patents, approved in 20 countries and is expected to provide access to the contracts which Poltech has with a number of government agencies.

The acquisition will result in payment to the Administrator of approximately $1.3 million with a proportion of this conditional on successful renegotiation and transfer of key contracts.

Directors believe that this will add significant shareholder value with a 100% increase in Redflex domestic installed base to 170+ systems in the Australian market across seven states and territories, European approvals and improved market access and will position the company for further rapid growth. The LaserCam NT portable speed enforcement product acquired through this transaction will extend Redflex Traffic Systems product line in the important speed enforcement market and complement the Redflex digital fixed and mobile speed enforcement products. In the USA market Redflex expects to negotiate the effective transfer of three existing Poltech contracts to Redflex, to enhance the profitable installed base of photo enforcement systems operated by Redflex Traffic Systems.

For further information:

Graham Davie
Chief Executive Officer
grahamd@redflex.com.au
(03) 9674 1888

Marilyn Stephens
Company Secretary
marilyns@redflex.com.au
(03) 9674 1712

ROYCE

business & communication strategists

Fax

DATE:	December 17, 2003		
TO:	Companies Announcements	FAX:	1900 999 279
FROM:	Matthew Mahon	PHONE:	9639 2300
		FAX:	9639 6633

Number of pages including cover sheet: 2

Please find attached announcement regarding Poltech Ltd as discussed.

ROYCE Pty Ltd
ABN 28 659 256 311

Level 43, 55 Collins Street
Melbourne Victoria 3000



FERRIER HODGSON

MEDIA RELEASE

For Immediate Release **Wednesday 17th December 2002**

ADMINISTRATORS ACHIEVE SALE OF POLTECH ASSETS

Administrators George Georges and John Lindholm of Ferrier Hodgson today announced they had signed a contract for the sale of the Poltech businesses to Redflex Traffic Systems Pty Ltd for $1.3m.

Mr Georges said the sale agreement included the inventory, fixed assets, intellectual property and rights to selected service contracts for Poltech International Ltd and Locktronic Pty Ltd.

"The purchase price is $1.3m," said Mr Georges, "however a proportion of this amount is dependent on the successful transition of a number of Poltech contracts across to the new owners.

"We are very pleased with this outcome and believe it is the best possible result in the circumstances.

"Since our appointment as Administrators we have undertaken a complete review of the business with a view to maximising returns, and for the past five weeks have been in the process of negotiations with interested parties," said Mr Georges.

"We will continue to investigate a number of aspects of the Poltech business and are hoping to put together a Deed of Company Arrangement for the companies in Administration.

Mr Georges said that a Notice of Meeting would be circulated to creditors in the coming weeks.

Redflex Traffic Systems is the major competitor of Poltech in the Australian market.

Poltech was placed in Administration on 12 November 2003, owing in excess of $10m.

For further information, please contact:

Matthew Mahon, Royce,
Ph (03) 9639 2300 or 0413 101 860

FERRIER HODGSON (VIC)
LEVEL 25 140 WILLIAM STREET
MELBOURNE VIC 3000
TELEPHONE 03 9600 4922
FACSIMILE 03 9642 5887
EMAIL fhmelb@melb.fh.com.au
PO BOX 290 COLLINS STREET WEST


REDFLEX
HOLDINGS

Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

New Funding Facilities

16 December 2003. The directors are pleased to announce that the National Australia Bank has made available further debt financing facilities to Redflex Holdings to support the growth of the company, particularly in regard to the rollout of traffic cameras in the rapidly expanding USA market. The new facilities, in conjunction with the release of a security deposit will result in additional available debt funding of approximately $4 million. The facilities are subject to completion of formal documentation which is expected to be finalised shortly.

The offer from the Bank builds on the solid relationship already established, and flows from the company's performance. The support of the NAB through the early and maturing growth phase has served the company well and is appreciated. The funding will be available progressively against agreed milestones which are aligned with growth plans.

The directors have moved to ensure that, through a combination of debt and equity elements, funding has been secured to meet the short and medium term growth expectations. The new debt facility, the Share Purchase Plan which closed on 27 November 2003, and the proposed placement approved by shareholders at the AGM all form part of the funding plans for the company.

For further information:

Graham Davie
Chief Executive Officer
grahamd@redflex.com.au
(03) 9674 1888

Marilyn Stephens
Company Secretary
marilyns@redflex.com.au
(03) 9674 1712



REDFLEX
HOLDINGS
Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

Update to Notification of Complaint by Competitor

15 December 2003. Further to the announcement dated 17 November regarding a complaint by Nestor Inc, a competitor of the company, the directors of Redflex Holdings Limited wish to advise that proceedings alleging patent infringement have been served in the United States on Redflex Traffic Systems Inc., a wholly owned subsidiary.

Redflex's position on this matter, based on independent legal advice, has not changed from that in the release on 17 November. Advice indicates that the proceedings are entirely without merit and will be vigorously defended. Additionally, Redflex is continuing to assess whether Nestor Inc, in turn, is infringing any Redflex patents.

Redflex will continue to conduct its business in its current manner and has not in any way changed its plans to continue the successful rollout of the Redflex proprietary and patented photo enforcement camera systems in the USA. Redflex expects its current strong growth rate to continue.

For further information:
Graham Davie
Chief Executive Officer
grahamd@redflex.com.au
(03) 9674 1888

Bruce Higgins
President and CEO
Redflex Traffic Systems Inc
bruceh@redflex.com
+1 480 998 7478





Redflex Holdings Limited

ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

A$13M Contracts with two USA cities

10 December 2003: The directors are pleased to announce that Redflex Traffic Systems Inc., a wholly owned company of the Redflex group, has been awarded two contracts for red light photo enforcement with an estimated value of A$13 million.

The first contract is with the City of Stockton, the 13th largest city in California with a population of approximately 250,000, and is for the provision of up to 20 red light photo enforcement systems. The second contract is with the Town of Knightdale in North Carolina adjacent to the Town of Cary previously announced in an award to Redflex on 17 September. Redflex will install up to 10 systems in this town. Both contracts are for a term of five years from the date of commissioning with two one-year options. When the photo enforcement systems are installed they are expected to yield revenue up to A$2.7 million per annum based on the number of citations issued and actual number of systems installed.

At the AGM on 25 November Redflex announced that the number of installed systems in the USA had grown by 80%, with a corresponding revenue increase over the past 12 months and a total of 200 systems installed to date.

Redflex Traffic Systems Inc. has contracts with 41 cities world wide in six countries and is the largest provider of digital red light photo enforcement services in North America with contracts in 32 cities across 8 states and leads the market in installed systems, installation rate, and market share over the past 12 months.

The Redflex Group has principal offices in Australia and the USA and representatives on all continents.

For further information:

Graham Davie
Chief Executive Officer
grahamd@redflex.com.au
(03) 9674 1888

Bruce Higgins
President and CEO
Redflex Traffic Systems Inc
bruceh@redflex.com
+1 480 9987478


REDFLEX
HOLDINGS

Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

9 December 2003 Attached is an Appendix 3B in relation to shares issued pursuant to the Share Purchase Plan. Also attached are four Appendix 3Y.

For further information:

Marilyn Stephens	Graham Davie
Company Secretary	Chief Executive Officer
Redflex Holdings Limited	Redflex Holdings Limited
marilyns@redflex.com.au	grahamd@redflex.com.au
(03) 9674 1712	(03) 9674 1888

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

REDFLEX HOLDINGS LIMITED

ABN

96 069 306 216

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,098,494
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.8475 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued pursuant to the Share Purchase Plan. Net proceeds will assist in financing the rollout of the Company's rapidly growing camera program in the USA.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 December 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
71,822,209	Ordinary Shares (RDF)
6,261,796	Options expiring 31/12/03 exercisable at $1.10 (RDFOB)

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
5	Employee Shares fully paid (RDFAI)
40,000	Options expiring 8/8/04 exercisable at $2.60 (RDFAM)
60,000	Options expiring 20/5/06 exercisable at $1.52 (RDFAO)
20,000	Options expiring 11/1/06 exercisable at $1.66 (RDFAP)
500,000	Options expiring 30/6/05 exercisable at $4.98 (RDFAQ)

1,800,000	Options expiring 01/02/08, exercisable at $0.50, with one third exercisable on or after 01/02/04, after which date a further 50,000 are exercisable on the first day of each calendar month thereafter (RDFAR)
2,655,000	Options expiring 30/09/08, exercise price at date of issue is $0.58 and will increase at the compounding rate of 3% per annum until exercised, one third exercisable on or after 01/02/04, one third exercisable on or after 01/02/05 and one third exercisable on or after 01/02/06 (RDFAS)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue – Not applicable

11	Is security holder approval required?	not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. *Cross reference: rule 7.7.*	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities – Not applicable

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • *the extent to which they* participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Marilyn Stephens
9 December 2003

== == == == ==

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	REDFLEX HOLDINGS LIMITED
ABN	96 069 306 216

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CHRISTOPHER COOPER
Date of last notice	27 December 2002
Date of this notice	9 December 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	related party
Date of change	1 December 2003
No. of securities held prior to change	As the registered holder 10,809 Ordinary Shares (RDF) As not the registered holder 349,867 Ordinary Shares (RDF) 30,443 Options expiring 31/12/03 (RDFOB)
Class	Fully paid ordinary shares
Number acquired	11,800 Ordinary Shares (RDF)
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.8475 for each share
No. of securities held after change	As the registered holder 16,709 Ordinary Shares (RDF) As not the registered holder 355,767 Ordinary Shares (RDF) 30,443 Options expiring 31/12/03 (RDFOB)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition pursuant to the Share Purchase Plan

Part 2 – Change of director's interests in contracts

Detail of contract	no change
Nature of interest	no change
Name of registered holder (if issued securities)	no change
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	REDFLEX HOLDINGS LIMITED
ABN	96 069 306 216

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM W DAVIE
Date of last notice	19/09/03
Date of this notice	09/12/03

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	related party
Date of change	01/12/03
No. of securities held prior to change	As the registered holder 951,737 Ordinary Shares (RDF) 102,827 Options expiring 31/12/03 (RDFOB) As not the registered holder 116,306 Ordinary Shares (RDF)
Class	various
Number acquired	5,900 Ordinary Shares (RDF)
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Pursuant to Share Purchase Plan at $0.8475 for each new share
No. of securities held after change	As the registered holder 957,637 Ordinary Shares (RDF) 102,827 Options expiring 31/12/03 (RDFOB) As not the registered holder 116,306 Ordinary Shares (RDF)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issued pursuant to the Share Purchase Plan

Part 2 – Change of director's interests in contracts

Detail of contract	nil
Nature of interest	nil
Name of registered holder (if issued securities)	nil
Date of change	nil
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	nil
Interest acquired	nil
Interest disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	nil
Interest after change	nil

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	REDFLEX HOLDINGS LIMITED
ABN	96 069 306 216

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBIN DEBERNARDI
Date of last notice	19/09/03
Date of this notice	09/12/03

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	related party
Date of change	01/12/03
No. of securities held prior to change	As the registered holder 120,459 Ordinary Shares (RDF) 38,965 Options expiring 31/12/03 (RDFOB) As not the registered holder 2,565,934 Ordinary Shares (RDF) 315,415 Options expiring 31/12/03 (RDFOB)
Class	Fully paid ordinary shares
Number acquired	23,600
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.8475 per share

+ See chapter 19 for defined terms.

No. of securities held after change	As the registered holder 126,359 Ordinary Shares (RDF) 38,965 Options expiring 31/12/03 (RDFOB) As not the registered holder 2,583,634 Ordinary Shares (RDF) 315,415 Options expiring 31/12/03 (RDFOB)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired pursuant to the Share Purchase Plan

Part 2 – Change of director's interests in contracts

Detail of contract	no change
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	REDFLEX HOLDINGS LIMITED
ABN	96 069 306 216

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PETER LEWINSKY
Date of last notice	24 October 2003
Date of this notice	9 December 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	related party
Date of change	1 December 2003
No. of securities held prior to change	As the registered holder 5,000 Ordinary Shares (RDF) As not the registered holder 5,000 Ordinary Shares (RDF)
Class	Fully Paid Ordinary Shares
Number acquired	11,800 Ordinary Shares (RDF)
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.8475 for each share
No. of securities held after change	As the registered holder 10,900 Ordinary Shares (RDF) As not the registered holder 10,900 Ordinary Shares (RDF)

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired pursuant to the Share Purchase Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	no change
Nature of interest	no change
Name of registered holder (if issued securities)	no change
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.


REDFLEX
HOLDINGS

Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

Share Purchase Plan

3 December 2003: The directors of Redflex Holdings Limited are pleased to announce completion of the Share Purchase Plan. The issue price for the shares is 84.75 cents each. This price has been calculated by applying a 10% discount to the volume weighted average market price of Redflex shares traded during the 5 days prior to the issue date of 1 December 2003.

Directors note the success of this year's Share Purchase Plan which raised $3.4 million, compared to the $1.5 million raised in last year's Plan, and wish to thank participating shareholders for their support for the Company.

Participating shareholders will receive confirmation of this allotment by statement from Computershare, the Company's share registry.

For further information:

Graham Davie
Chief Executive Officer
grahamd@redflex.com.au
(03) 9674 1888

Marilyn Stephens
Company Secretary
marilyns@redflex.com.au
(03) 9674 1712


REDFLEX
HOLDINGS


RECEIVED
2005 FEB 17 A 10:21

Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

Results of Resolutions
Annual General Meeting 25 November 2003

25 November 2003: In accordance with Listing Rule 3.13.2, and as required by section 251AA(2) of the Corporations Act the following statistics are provided in respect to each motion on the agenda.

To re-elect Mr Christopher Cooper

Votes where the proxy directed to vote 'for' the motion	10,153,068
Votes where the proxy was directed to vote 'against' the motion	22,996
Votes where the proxy may exercise a discretion how to vote	13,084,488
Votes where the proxy was directed to abstain from voting	134,498

The motion was carried on a show of hands as an ordinary resolution.

To re-elect Mr Robin Debernardi

Votes where the proxy directed to vote 'for' the motion	10,050,439
Votes where the proxy was directed to vote 'against' the motion	33,665
Votes where the proxy may exercise a discretion how to vote	13,176,448
Votes where the proxy was directed to abstain from voting	134,498

The motion was carried on a show of hands as an ordinary resolution.

To re-elect Mr Peter Lewinsky

Votes where the proxy directed to vote 'for' the motion	10,037,889
Votes where the proxy was directed to vote 'against' the motion	20,715
Votes where the proxy may exercise a discretion how to vote	13,196,948
Votes where the proxy was directed to abstain from voting	139,498

The motion was carried on a show of hands as an ordinary resolution.

Approval of prior issue of options to Mr Bruce Higgins

Votes where the proxy directed to vote 'for' the motion	8,070,856
Votes where the proxy was directed to vote 'against' the motion	1,494,177
Votes where the proxy may exercise a discretion how to vote	12,551,595
Votes where the proxy was directed to abstain from voting	725,775

The motion was carried on a show of hands as an ordinary resolution.

Approval of prior issue of options to Redflex Executives

Votes where the proxy directed to vote 'for' the motion	7,669,641
Votes where the proxy was directed to vote 'against' the motion	1,777,468
Votes where the proxy may exercise a discretion how to vote	12,551,995
Votes where the proxy was directed to abstain from voting	697,926

The motion was carried on a show of hands as an ordinary resolution.

Approval of Share Purchase Plan

Votes where the proxy directed to vote 'for' the motion	9,972,614
Votes where the proxy was directed to vote 'against' the motion	252,608
Votes where the proxy may exercise a discretion how to vote	13,061,788
Votes where the proxy was directed to abstain from voting	108,040

The motion was carried on a show of hands as an ordinary resolution.

Approval of proposed placement of Ordinary Shares

Votes where the proxy directed to vote 'for' the motion	9,421,514
Votes where the proxy was directed to vote 'against' the motion	758,737
Votes where the proxy may exercise a discretion how to vote	12,545,795
Votes where the proxy was directed to abstain from voting	119,451

The motion was carried on a show of hands as an ordinary resolution.

Proposed placement to Mr Christopher Cooper

Votes where the proxy directed to vote 'for' the motion	7,832,136
Votes where the proxy was directed to vote 'against' the motion	1,325,911
Votes where the proxy may exercise a discretion how to vote	12,185,119
Votes where the proxy was directed to abstain from voting	1,176,245

The motion was carried on a show of hands as an ordinary resolution.

Proposed placement to Mr Robin Debernardi

Votes where the proxy directed to vote 'for' the motion	5,058,367
Votes where the proxy was directed to vote 'against' the motion	1,415,911
Votes where the proxy may exercise a discretion how to vote	12,533,795
Votes where the proxy was directed to abstain from voting	1,165,821

The motion was carried on a show of hands as an ordinary resolution.

Marilyn Stephens
Company Secretary



REDFLEX
HOLDINGS

Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

AGM Presentations

25 November 2003. The company is pleased to provide addresses of the Chairman and CEO and the presentations to the Annual General Meeting today.

For further information:

Graham Davie	Marilyn Stephens
Chief Executive Officer	Company Secretary
grahamd@redflex.com.au	marilyns@redflex.com.au
(03) 9674 1888	(03) 9674 1712

Redflex Holdings Limited
Annual General Meeting 25 November 2003
Chairman's Address

Ladies and Gentlemen,

The Board welcomes you to this Annual General Meeting and thanks you all for your ongoing interest in and support for the company. We are pleased and proud to be able to report to you that your company has made substantial progress over the last 12 months. There are several notable highlights which we will be delighted to report to you.

As is widely known, at this time last year your company was facing serious difficulties. The shareholders overwhelmingly indicated that they wanted a radical change of direction thereby leading to a complete transformation of the Board's membership and a radically different approach to funding the company's development.

Previously the company had been pursuing a funding approach which would have resulted in the Traffic Division no longer being 100% owned by the company. The proposal, as then mooted, was unacceptable to your current directors and to the vast majority of you the shareholders. I am delighted to report that we have been successful in funding your company's expansion in a much more appropriate manner. In this context it is worth noting that the combined share holdings of the Board members is very significant pursuant to which all shareholders of the company may rest assured that their investment in the company is being directed by a Board whose personal financial interests coincide with those of all the shareholders. Your Board members have no hidden agendas and are committed to work diligently, honestly and professionally on behalf of all stakeholders.

The members of the Board are your CEO, Graham Davie, who has been with the company essentially since its inception and is the sole executive Board member. The non-executive Board members are Robin Debernardi, a highly successful businessman in his own right, and a long term financial supporter of Redflex until his appointment to the Board in August 2002 at the same time as myself. Early in 2003 the Board retained the services of Peter Lewinsky in a general consultant capacity for the purpose of taking advantage of his broad financial, commercial and corporate experience over many years at Board level in many venues. His contribution has been of such value that we were delighted when he agreed to accept our invitation to join the Board a few weeks ago. We are confident that the team on your Board can serve you well and professionally for a long time to come.

Not only was your Board transformed but so was the company's share register. In order to fund the expansion opportunities open to your company significant fund raising was required as a matter of urgency. A share purchase plan was undertaken in November 2002 in conjunction with a share placement on the same terms and conditions. Both programs were well supported by shareholders. Significant as such support was, it was not sufficient to meet all the company's financing needs pursuant to which the placement was then widely offered to the broader general external

investment community on a supplementary basis. Ultimately our fund raising efforts in this regard were successful and we were able to close the placement immediately prior to Christmas 2002 having raised further equity capital of approximately $10.2 million through the two combined programs. It is pleasing to note that at this stage, movements in the company's share price since December 2002 have been strongly positive to the benefit of all concerned.

As a result of that placement a number of significant shareholders have joined the company thereby adding significant strength and depth to our Register. We have actively pursued a policy of frank and open communication with existing and potential investors and all Board members have made and will continue to make themselves available to respond to queries, observations, criticisms and even occasionally compliments.

During the year the company established an electronic mailing list enabling any shareholder or other interested person to automatically receive regular updates on matters of company interest or significance. Anybody present who would like to register for this free service is invited to advise our company secretary, Marilyn Stephens, of their details whereafter they will be promptly and effortlessly "kept in the loop".

Most of our activities have hopefully served to attract investors to our Register. By contrast, however, one policy was aimed at the exact opposite. A perusal of our Register indicated that many hundreds of our shareholders had holdings which were too small to be efficient from anyone's viewpoint. A number of shareholders indeed had holdings of a single share. No doubt such shareholders were put off disposing of their holding by the fact that the disposal costs would logically far exceed the value of the holding. Simultaneously the company was faced with the problem that each shareholder has an annual cost to the company of somewhere in the vicinity of $25.00 to $30.00 to cover annual reports, mailings and other Register costs. In that context the company adopted a scheme whereby every holder with a nonmarketable parcel of shares was offered the opportunity by the company to have the shares sold on market at no cost to the vendor with the proceeds of sale being remitted to the vendor free of any deductions. Pleasingly approximately 600 of our shareholders participated in this scheme to the mutual benefit of all parties. We are hopeful that those who have elected to retain their nonmarketable parcels did so in the expectation of another share purchase plan which would enable them to top up their holdings to a marketable parcel size. I am pleased to say that such opportunity has indeed presented itself.

In addition to the clear need to raise equity funding for the company, your Board was cognizant of the need to establish appropriate debt funding facilities. In this context we are pleased to report that we have over the last 12 months established and fostered a strong banking relationship with the National Australia Bank, Australia's largest bank. The National Australia Bank provided the company with an initial loan facility of US $3.3 million dollars of which approximately 90% has now been utilised. Discussions have now been undertaken with the National Bank with a view to extending and expanding this loan facility. Such discussions are now well advanced and it is expected that the company's loan arrangements will be increased over time in line with expected corporate expansion. Hopefully formal announcements relating to

this topic will be forthcoming in the near future once the discussions have been brought to a successful conclusion.

At this stage the company borrowings have been largely US dollar denominated. This arrangement has the benefit of giving the company access to the historically very low interest rates prevailing within the US economy at the present time with the added benefit that a natural hedge is created in light of the fact that such a high proportion of Redflex revenue is in US dollars.

In addition to loan funding from the National Australia Bank, the Bank has also provided us with various lease arrangements and foreign currency hedging facilities which are of fundamental importance to us.

As well as the National Australia Bank funding arrangements, the company has also had the benefit of an ongoing loan facility from Second Tee Pty Ltd. Second Tee Pty Ltd is a consortium of a number of Redflex shareholders and supporters who have provided a back up lending facility to Redflex since August 2002 on an "as needs" interest only basis. The flexibility of the arrangement has been of great assistance to the company. Supplementary financial services have been sourced from our American bankers Wells Fargo and as the American operation expands, it is likely that American sourced funding will be given increasing consideration. I personally have visited the USA three times since coming onto the Board with a considerable portion of my time being allocated to establishing and maintaining relationships with the financing/investment community within the USA.

The last year has also seen the completion of the move of the corporate headquarters from Eastern Road South Melbourne to 31 Market Street South Melbourne. Our new premises are a vast improvement on our previous accommodation. The laboratory facilities that have been installed are truly state of the art and we can all be justly proud of what they offer. An open day is being planned for early 2004. Any shareholder who would like a personal tour of our premises should feel free to contact us and we would be delighted to make the necessary arrangements. In a similar vein, albeit on a much much smaller scale, our Los Angeles office has in the last few weeks been relocated to new premises which are larger, more convenient, more attractive and pleasingly no more expensive than our previous less than adequate facility. Mr Aaron Rosenberg, our USA Vice President of Sales based in Los Angeles, is with us today and can personally take most of the credit for what has been a very successful relocation.

Operationally the company has had an interesting year.

The Communications Division has found life commercially challenging and is operating at less than acceptable levels. Being dependent as it is on the aviation and defence industries a number of well known factors such as SARS, terrorism, Iraq etc. have had a significant depressant effect on the economic environment. Your Board is acutely conscious of these issues and the overall performance of the Division and has commissioned a detailed independent analysis and review to determine the future direction of the Division within the group. This review is scheduled for completion in the next few weeks.

The Communications Division has recently developed and brought into production the Generation 3 Switchplus product which is the core of its business. It has had a number of significant milestone sales and we are confident that the market outlook for our technology is bright. The development of its market opportunities will, predictably, need to be carefully monitored and managed and you may rest assured that the necessary Board attention will be provided. Graham Davie will later speak to you further and in greater detail on the communications situation.

The Traffic Division has by any standards had a great year. In recent times there has been much community and political controversy about traffic cameras generally and in particular the performance of various speed cameras around Melbourne. I reiterate our recent ASX release that NONE of the malfunctioning cameras that have attracted such publicity are Redflex products. They are all manufactured by Poltech International, a long standing competitor of ours which is currently in administration. Clearly the publicity that has been generated is most regrettable and has caused the industry significant damage. It is important, particularly at this time, to remember that traffic cameras are an integral component of perhaps the world's most successful road safety program. In passenger/kilometre terms (being the correct scientific basis for assessment) road fatalities in Victoria have over the last generation declined by approximately 85%. If the road toll in Victoria 30 years ago had continued at the same rate of progression the community would have suffered massively greater road trauma than it has incurred. Many thousands of Victorians alive today would have died whilst tens of thousands would have suffered serious injury. Numerous academic studies have confirmed the significant role that traffic cameras have played in this social revolution and you, the owners of this company, should be genuinely proud to be associated with them. The company's equipment and programs are genuinely world class. The Australian Traffic Division has increased its sales by approximately 63% year on year. It has currently provided equipment to four states of Australia which we expect to grow to five States in the very near future. It has expanded its international base to South Africa and has managed to increase its manufacturing production to a level sufficient to keep up with the almost insatiable equipment demand emanating from the USA division.

Traffic USA has likewise had a very successful year. The installed base of cameras has over the last 12 months almost doubled. The Board is absolutely delighted to be able to report to you today a significant milestone in the company's history. More specifically, the good news has been received from our USA construction manager that our 200th system has been installed and brought into operation last Friday. 12 months ago our installed base amounted to 107 units and the construction program had all but stopped. For the company to have progressed to the point 12 months later of having 200 installations installed and functioning is a fantastic achievement. Our hardworking team deserves hearty congratulations for their efforts. We are holding committed contracts for approximately 200 further installations so it is apparent that the construction teams are going to remain very busy for a long time to come.

We now have contracts in 9 states in the USA from coast to coast and in a total of 30 cities including Chicago the third biggest city in the USA and one of the major cities in the world. In recent months our roll-out rate has been running ahead of budget at approximately 15 a month and I am delighted to announce that this month we will see revenue in the USA alone for the first time ever in excess of $1 million US dollars.

Our rate of revenue growth over the last 12 months has been in the vicinity of 80%. The Traffic Division is currently generating very substantial free cash flow and significant profits. Both these figures are increasing significantly and that trend is expected to continue.

Mr Bruce Higgins, the President of our USA subsidiary, will address you in greater detail on the Traffic Division a little later.

I would like to take this opportunity to remind all shareholders of the Share Purchase Plan that is currently on offer and to encourage them to participate. The commercial opportunity that we have is exciting but our ability to take advantage of it will be largely determined by our rate of expansion. Such rate of expansion will in turn be largely determined by our ability to raise expansion capital and in this regard we need and seek shareholder support. Each of your directors has indicated that they will be participating in the Plan in full. Those who participated last year have, at this stage, been well rewarded with a share price increase of approximately 90%. We are hopeful that this success can be repeated. One of the resolutions that will be put to you during the formal part of today's meeting relates to a possible share placement. Should such share placement be approved by the meeting, and should it be proceeded with, we again be seeking shareholder support. In such a case all existing larger shareholders, who meet the statutory definition of "sophisticated investor", will be given the opportunity to participate. We note that we have already received unsolicited expressions of interest from various shareholders and we are optimistic that should the placement proceed the general shareholder base will provide us with significant and widespread support. It was, and remains, the Board's clear preference to, where ever possible, give priority to existing shareholders in any equity raisings.

I am pleased to advise that the outlook for the current financial year is generally a very positive one. USA revenues will for the first time this month exceed US $1 million, as mentioned previously. This is more than double the revenues year on year. The company has had a profitable first quarter and is currently significantly in front of annual budget projections. The expansion within our traffic division is such that current levels of profitability are expected to increase substantially over the balance of the financial year. A number of factors make it inappropriate to confidently provide a precise profit projection for the 2003/2004 financial year. We are, however, confident that the year will provide a substantial profit for the company at levels in excess of any previously experienced. We are similarly confident that the 2004 financial year will provide a sound platform for a bright future.

I finally take this opportunity to sincerely thank all the staff at Redflex for their hard work and support and to thank all assembled for their attention.

We will now move on to the formal part of today's proceedings.

Chris Cooper
Chairman

Redflex Holding Limited
Annual General Meeting 25 November 2003
Chief Executive Officer's Address

Ladies and Gentlemen,

Introduction

Thank you for attending today and for your interest in and support for Redflex Holdings Limited – your company.

Following my brief presentation on the Redflex Group and touching on the Communications division, Bruce Higgins the President and Chief Executive of Redflex Traffic Systems will give more detailed insight into the operations and progress of the traffic division.

Redflex enters the 2003/04 financial year with strong growth in the USA already committed, a strong order book in the Australian Traffic operation and a healthy prospects list for the Communications division. The company is the premier supplier of digital red-light photo-enforcement systems in the USA, and has moved to take up a dominant position in the Australian market.

The Redflex Group is an internationally competitive provider of comprehensive services and high technology products into global markets. The particular focus through the two divisions is on traffic enforcement and road safety, defence, transport, and communications.

Major Milestones Achieved

This month we expect to be celebrating two key and major milestones in the growth of the company. November is expected to be the first month in which we will record revenues from our USA traffic business exceeding 1 million US dollars.

Also, in this month of November we expect to install and commission our 200th photo enforcement system in the USA. Together, these highlight that our growth model is not only achievable but is being exceeded.

The business is showing sustainable and growing revenue, and has exceeded the budget for the current year to date.

Bruce Higgins will have more to say on that, but I would like to take this opportunity to congratulate Bruce and the USA traffic team for their excellent work in building a business based on strong and sustainable growth.

Financial Performance for 2003

You would all have received the Annual Report that details the financial performance and also describes the operational and technical achievements of the group over the past year.

The operating profit for the group was $1.31 million before non-recurring items and provisions, reflecting the underlying strength of the group.

Revenue for the 2002/2003 financial year was $23,516,739, down 12.6% against last year. The lower revenue is attributable primarily to three elements: firstly, the divestment of the Visible Voice and Touchscreen divisions, both of which contributed some revenue in the previous financial year; secondly, the reduced revenue in the Communications division attributable to the impact of global events and exchange rate exposures, and thirdly the move in the Australian dollar against the US dollar by nearly 20% over the year has reduced the reported revenue from the growing USA Traffic business due to translation effects.

Non-recurring items totalled $3.2 million, and provisions relating to non-trading activities were $1.85 million, resulting in a net loss of $3.74 million.

The non recurring items included: the costs of pursuing the MP financing transaction that did not proceed to completion, some restructuring costs and a foreign exchange loss of $1.76 million on US dollar based Communications contracts.

I will address foreign exchange effects and the impact on the company later in this presentation.

Provision has been made in respect of a number of non-trading activities which occurred prior to the 02/03 financial year. These include possible non recovery of some loans under past structured finance transactions; possible non-recovery of some proceeds of the sale of business effected in the 2001/2002 financial year, and the potential writeoff of limited recourse employee loans under the Employee Share Acquisition Scheme.

With the exception of the Employee Share Acquisition Scheme loans, the company is continuing to follow up outstanding amounts provided for.

Foreign Exchange

The dramatic move in the Australian dollar / US dollar exchange rate has had significant implications for the Redflex group. Over the 2002/03 financial year the exchange rate moved adversely by 20%. In the current financial year we have already seen a further adverse movement of around 7%. This affects the business in a number of ways:

Contracts written in USD but operated out of Australia suffer from reduced revenues but unchanged costs which has the effect of reducing margins. This primarily affects Communications contracts, the majority of which are in USD. At the time the company entered into some of the current contracts the financial position of the company and the status of the relationship with its financier did not permit forward cover to be put in place. This has given rise to the $1.76 million foreign exchange loss reported in the last financial year. The company now has forward cover for existing contracts and a policy that requires forward cover to be put in place to cover exposures on future contracts. The current forward cover is locked in at an exchange rate of 62.5 cents.

The exchange rate movement also has an impact when we report the USA Traffic business results in A$. This business is essentially a USD business with very little exposure to the A$. However for group reporting purposes the results are converted to A$ and consequently revenue and profit reflect the adverse movement in the exchange rate. That is, in approximate terms, a 20% increase in revenue in the US business would have shown as a flat result when translated. It is unfortunate the advances and growth in the US business are not fully reflected in the Annual Report.

A further effect of translation is that US assets, primarily the installed base of camera systems, show a reduced value when translated to A$ for reporting purposes. This appears at the end of the Statement of Financial Performance under Net Exchange Difference on Translation of Foreign statements.

Financing Activities

During the 2002/03 financial year, a number of financing activities took place that were essential for the continued operation of the business:

A debt finance facility from Second Tee of $3.3 million was put in place in August 2002. This was fully drawn but was repaid out of the proceeds of a capital raising in December 2002/January 2003. The facility has remained in place and has been drawn again more recently.

The National Australia Bank offered a debt facility of US$3.3 million which has been drawn to near the limit recently. Discussions are under way regarding an extension to this facility.

The combination of a successful Share Purchase Plan and a placement in late 2002/early 2003 raised $10.2 million, of which $3.3million was used to repay the Second Tee facility.

More recently, we have a Share Purchase Plan in progress now, with a closing date of 27 November, and we may make a further placement in the near future.

The primary requirement for the ongoing funding has been to support the Build Own Operate Traffic business in the USA. With the growth in revenue, there is, and will continue to be, increasing capacity to fund the camera rollout from revenues, however this will not be sufficient for some time to support the rate of growth that we are experiencing now, and that we expect to continue.

The directors have a preference to debt fund the business into the future. The debt to equity ratio is relatively low, and we expect that the balance sheet will sustain the level of debt that will be required. However we will take a pragmatic view of this and will source an appropriate mix of debt and equity to meet the needs of the company.

A number of resolutions put to the meeting today will have the effect of freshening up the 15% cap to equity that the company may issue in any 12 month period without a general meeting of shareholders. This will give the directors maximum flexibility in raising additional capital should that be required during the next year.

Research & Development

The group continues to spend on Research and Development activities with approximately 7% of revenues being invested in the future through R&D. This is essential in the fast moving technology arena to ensure that we remain competitive.

The R&D investment has given rise to a number of new products in both the Traffic and Communications businesses.

All R&D is focussed on products that will add value and generate profits in to the future. R&D costs are capitalised where they are expected to give rise to significant future benefits, in accordance with the company's accounting policies.

In addition, the Communications division is in the process of submitting an application for support funding for its planned R&D program through the federal government's START program.

Divestment of Touchscreen Division

The divestment of the Touchscreen Division, which was flagged in the prior year's annual report was completed early in the 2002/2003 financial year. This had a negligible effect on the group activities.

Litigation

Recently we announced that the long running patent litigation with Locktronic Pty Ltd had been settled. The terms of the settlement were confidential, however the directors believe that the outcome was definitely in the best interests of shareholders.

Also, we have been advised recently that Nestor, Inc a Rhode Island USA based smaller competitor has issued proceedings against Redflex Traffic Systems Inc., alleging breach of patent. We believe on the basis of advice received to date that the proceedings are entirely without merit, and should they be proceeded with they will be vigorously defended. Redflex will continue to conduct its business in its current manner.

Operating Divisions

Now let me briefly touch on the two operating divisions – Communications and Traffic.

Redflex Communications Systems

The Communications Division which performed well in the 2001/02 financial year had a significant downturn in revenue for the 2002/03 financial year. Revenue was $7.4 million, which was 31.5% of total group revenue.

Markets

The Communications business is a global business with the vast majority of revenue coming from overseas. The key markets targeted are:

- Defence, with a primary focus on Air Defence, and opportunities being addressed in the Naval Communications area
- Airports, with Air Traffic Control communications, and airport emergency services being the focus
- Other civil command and control applications, including: the Public Safety market in the USA which has recently been identified as an growing market opportunity; command centres for road and rail authorities; and emergency response centres.

Business Model

The business model has been to provide specialised products and services to customers in key markets. This had been predominantly focused on large multinational prime contractors such as Lockheed Martin, Northrop Grumman, Boeing, Raytheon, and Thales, while also addressing end users such as airport authorities, and defence forces directly where appropriate. Projects typically have a long sales lead time from initial contact to contract signing of 6-12 months, and long project duration of 6-18 months. There is an emphasis on building the base of steady revenue to underpin the lumpiness of the project business, through long term maintenance contracts, sales of third party products to the existing customer and prospect base, and provision of consultancy services.

Achievements

There have been some significant achievements in Communications over the past year and to date, including:

- The first (and second) direct sale to the United States Department of Defence, announced earlier in the current financial year
- The enhanced ALARMON system, using latest technology, and delivered to the Dubai International Airport as part of a major airport development program
- Delivery and deployment of defence communications systems at 24 sites around the world through our contracts with Lockheed Martin, Northrop Grumman and the RAAF
- Development of an early preliminary communications product targeted at the Public Safety Market in the USA. This was demonstrated at the industry's premier showcase event in the USA and has received positive response. The development of this potential market is still in the early stage.
- Development, release, and delivery of the first elements of the new Switchplus Gen 3 product, which is planned for ongoing development to maintain RCS at the forefront of the market.

Global Environment

The business has been subject to global influences that have adversely affected both the aviation and defence areas of the business. The terrorist attacks on September 11, 2001, combined with other terrorist attacks around the world, and the ongoing global threat of terrorism has had a significant adverse effect on the aviation industry, which has been compounded in the past year by the SARS epidemic. At the same time those

events have led to the 'War on Terrorism' with wars in Afghanistan and Iraq. This has seen the expenditure focus in the defence market in which we operate move from capital equipment to the expenditure required to maintain forces in the field. Consequently many equipment expenditure programs have been deferred. Recently we have seen indications of an upturn in the defence communications market, and are expecting this trend to continue.

Expertise

The Communications division maintains specialist expertise in the broad range of skills required to design and deliver large military projects, including project management, system design and engineering, electronics design, software development, documentation, training, testing, installation and commissioning and lifetime support.

Business Review

The board has undertaken to review the Communications business in the wake of the lower than expected revenues for the last financial year. This review is in progress, with an external agency providing an independent view of the business. The review is in its early stages, and the board does not intend to report on it at this stage.

Redflex Traffic Systems

As mentioned earlier the USA traffic business will hit two key milestones this month of November 2003 – it will be the first month in which revenues exceed 1 million US dollars, and the month that we will install our 200th camera system in the USA.

Redflex Traffic Systems now has contracts with 30 cities in the United States, and contracted commitments in place that will underpin the next 100% growth phase. We have nearly doubled the installed base since the same time last year, and we have the commitments in place to double the base again.

RTS is the number one supplier of digital red-light camera systems, and the number two supplier of red-light photo-enforcement systems overall. Market share has increased significantly over the past 12 months.

The traffic business in Australia achieved an impressive result for the year, taking the major share of new business in the Australian market, and also developing significant export markets further.

Over the past year the traffic business firstly achieved the milestone of being cash flow positive for operations – that is that the revenues generated cover the cash requirements of the business excluding the capital expenditure. We also reached the point of net profitability for the USA traffic division.

We have now moved well past that point, and the next major milestone we will reach is that point at which future growth is funded from the revenues generated. We are some distance from that point, and until we get there, the business growth will need further external funding. The point at which it occurs will be dependent on the rate of

growth – a higher growth rate will require more funding. Already the revenues are sufficient to cover a certain rate of growth, however the additional funding will be required to maintain the growth that is necessary to take advantage of the potential market in the USA.

Bruce Higgins will give a detailed review of the traffic business and operations following this presentation.

Outlook

The directors have decided not to issue forecasts for the company at this stage, as there appears to be little real value in doing so. The market will be able to assess performance of the company as we report formally at half yearly intervals.

However, it is worth noting that our first quarter's result is ahead of our internal budget in profit terms, that we have 100% growth in the USA underpinned by committed contracts, and that we expect the first half to be profitable, with the full year delivering a much more substantial profit result.

Thank You

There are many groups of people that contribute to the Redflex and I would like to take this opportunity to thank them. Firstly, to the shareholders who have provided the necessary financial support through equity participation. This has been a crucial contribution to take the company to where it is now. Thank you also to the staff – we have been fortunate to have the calibre of staff, who have worked tirelessly to achieve the goals of the company, and have shown high levels of loyalty to Redflex.

Other supporters of Redflex include our customers, without whom we would not have a business, our suppliers, who have enabled us to supply our product to the markets, and our financiers, both the National Australia Bank, and Second Tee, who have provided debt financing for the business. Also thank you to our professional advisers, some of who are here today, for their support and advice.

Finally, I would like to thank the directors for their support of management and staff and their total commitment and drive to ensure that value is delivered to the shareholders.

I believe this will be the year you, the shareholders, have been looking forward to. We will be doing all in our power to meet your expectations.

Thank you.


REDFLEX
REDFLEX
REDFLEX HOLDINGS LIMITED ANNUAL GENERAL MEETING 2004

Chris Cooper - Chairman


REDFLEX
REDFLEX
REDFLEX HOLDINGS LIMITED ANNUAL GENERAL MEETING 2004

Graham Davie - CEO

Redflex Holdings

Supplier of products & services

Addressing global markets

Two divisions

- Traffic
- Communications

Market Focus

- Traffic Enforcement
- Road Safety
- Communications
- Defence

Major Milestones

US$ 1,000,000 for month of November

200+ cameras installed

Sustainable and growing revenue

Exceeding budget YTD

Financial Year 2002/03

Trading result $1.31 million

- before non-recurring items & provisions

Revenue $23.5 million (down 12.6%)

- Divestment of divisions
- Reduced revenue in Communications
- Translation effects for USA Traffic

Financial Year 2002/03

Non-recurring

- MP financing transaction
- Restructuring costs
- Exchange rate loss

Provisions

- All relate to prior years
- Non-recovery of structured finance loans
- Non-recovery of proceeds of business sale
- Employee Share Acquisition Scheme loans

Foreign Exchange Effects

~20% adverse move in 02/03

~7% adverse move current year to date

Effect on USD contracts with A$ costs

- Forward cover now in place
- Policy to cover all future contracts

Translation effect on US business revenues

Asset revaluation of USD assets

Financing Activities

Second Tee facility - $3.3 million

Share Purchase Plan Nov 02 - $1.5 million

Placement Dec 02 / Jan 03 - $8.7 million

NAB facility USD 3.3 million

SPP 2003 in progress

Placement for approval

15% cap refresh - for future flexibility

Appropriate debt - equity mix in future

Research & Development

Approx 7% of revenue in 2002/03

Capitalised if expected to give rise to future benefits

Amortised over 10 years

New developments in Traffic & Communications

Communication applying for R&D grant

Divestment

Divestment of Touchscreen division

- Completed early 2002/03 FY
- Negligible effect on result

Litigation

Poltech/Locktronic patent litigation

- settled
- terms confidential

Nestor patent litigation

- Proceedings issued alleging patent infringement
- Advice is that the proceedings are without merit
- Redflex will defend proceedings
- Discussions to continue
- Redflex will conduct business in its current manner

Communications - Markets

Defence

- Air Defence
- Naval Communication Systems

Airports

- Air Traffic Control
- Emergency Services at airports (ALARMON)

Command & Control

- Public Safety
- Control Rooms (Road and Rail)
- Emergency Response Centres

Communications - Business Model

Provision of Specialised Communications Systems for Defence & Aviation

Project based business for government clients and large multinational prime contractors e.g.

- Lockheed Martin
- Northrop Grumman
- Boeing
- Thales
- Raytheon

Project value $1- 6 million typically

Long sales/selection cycle

Long project duration - 6 - 18 months

Milestones payments - usually cash flow neutral or positive.

Communications - Achievements

The first (and second) direct sale to the United States Department of Defence

Enhanced ALARMON system

Systems at 24 sites around the world

Public Safety application demonstrated

Next generation Switchplus Gen 3 product - first stage release

Communications - Global Environment

Early Indications of Aviation & Defence Market Upturn after

- Sep 11, 2001 Terrorist attacks
- Global terrorism threat
- SARS
- Rise in international terrorism
- Wars in Afghanistan & Iraq

Traffic- Achievements

USD $1 million revenue in November

200 camera systems installed

Contracted growth 100%+

No 1 in digital enforcement in USA

Dominant supplier in Australian market

Cash flow positive

Profitable

Outlook

No forecast ... but

YTD - exceeding budget

100% growth in USA traffic committed

Profitable first half expected

Full year - expect significant profit


REDFLEX
REDFLEX
REDFLEX
TRAFFIC SYSTEMS
REDFLEX HOLDINGS LIMITED ANNUAL GENERAL MEETING 2004

Bruce Higgins

President & CEO
Redflex Traffic Systems

Company Overview

Redflex Traffic Systems Inc.

- 100% owned by Redflex Holdings LTD (ASX RDF)
- Registered in Delaware; Redflex has been in business since 1999 within the USA.





Company Overview (continued)

Redflex Traffic Systems Inc:

- Business arena: Photo Enforcement
- Redflex Traffic Systems Pty Ltd 100% subsidiary
- Employees: 104
  (72 USA – 32 Australia)
- Sales: ~ A$ 15.7M in FY03
- Tangible Assets: ~ US$ 15M
- Website: www.redflex.com



Domain Leadership

World leaders in

- Digital red-light traffic cameras
- Digital speed camera
- Citation processing



Longest established US digital traffic processing center

Domain Leadership (continued)

Products and services

- Fixed red-light photo enforcement
- Fixed speed photo enforcement
- Fixed speed and red-light combination
- Mobile speed vans
- Vehicle toll photo enforcement
- Transit lane photo enforcement

Business Model

Build Own Operate-USA Example

- 5 year contracts with cities for red-light programs
- Revenue stream based on system performance and driver behaviour.
- Revenue from a combination of:
  - Fixed monthly fee or fee + per citation mix
  - Fixed fee per citation issued or collected.
- High quality debtors, payment on 30 days generally.
- 6 - 20 red-light camera systems per city.
- City shares revenues with Redflex.
- Accident/fatality reduction of 15 - 50% over time.
- Model proven over contracts with 25 cities to date.

Business Model

Sales Model- Example

- Sale of equipment to government departments or Police.
- Sale or licence of back office system to support the citation issuance.
- 1-5 year maintenance contracts and re-certification of installed systems.
- Typically repeat business as programs grow and requirements change.
- Profits and cashflow available to reinvest.

USA Market Environment & Position

- Potential market ~ 1300 cities for red-light and speed programs
- ~ 90 have existing programs
- ~ 400 intersections (690 approaches) with red light cameras installed.
- Digital - 380: Wet film - 310
- Redflex Digital market share - 60% of installed and contracted red-light digital cameras
- Redflex overall market share ~ 45%, including wet film
- Redflex contract base increased from 13 Cities to 30.

USA Municipalities
Digital Installed Base USA

200

150

100

Estimate based on available public date


REDFLEX TRAFFIC SYSTEMS
Oregon, USA
City of Beaverton
City of Beaverton Mobile Speed
California, USA
Los Angeles Processing Center
City of Ventura
City of Compton
City of Garden Grove
Culver City
San Juan Capistrano
Southgate
El Cajon
San Jose Mobile Speed
City of Fremont
Inglewood
City of Santa Ana
City of Bakersfield
City of Hawthorne
City of Upland
City of El Monte
City of Oxnard
Arizona, USA
Scottsdale Processing Center
City of Scottsdale
City of Scottsdale Mobile Speed
City of Chandler
Paradise Valley RL/Fixed Speed
Paradise Valley Mobile Speed
North Carolina, USA
City of Charlotte RL
City of Greensboro RL
City of Cary
Indian Trail
Georgia, USA
Savannah RL
Ohio, USA
City of Toledo RL
City of Dayton RL
Illinois, USA
City of Chicago RL
Colorado, USA
Ft Collins RL
Ft Collins Mobile Speed
Western Australia
Film Scanning and Ticket
Processing System
Queensland, Australia
Film Scanning and Ticket
Processing System
Victoria, Australia
Film Scanning and Ticket
Processing System
Digital Red Light / Speed Systems
Point to Point speed enforcement
Weigh in motion enforcement
New South Wales, Australia
Fixed speed cameras
School zone speed
Tunnel fixed speed
Sydney Harbor Bridge
toll enforcement
Cape Town, South Africa
Red Light/Speed
Image Viewing
Jeddah, Middle East
Red Light Camera
Red Light/Speed
Fixed speed
Ticket Processing System
Riyadh, Middle East
Red Light Camera
Red Light/Speed
Fixed speed
Ticket Processing System
Bahrain, Middle East
Red Light Camera
Ticket Processing System
New Zealand
Film Processing
Support
REDFLEX
TRAFFIC SYSTEMS

REDFLEX
TRAFFIC SYSTEMS

RTS USA Market Geographic Presence

Contracts in eight states, 30 Cities


Oregon
California
Arizona
Colorado
Illinois
Ohio
North Carolina
Georgia

Intellectual Property Portfolio

Field Technologies

SMARTCAM®

Proprietary Digital Speed, Red Light, Red Light/Speed and Toll Enforcement Camera Systems

SMARTCAM® - DUAL

SMARTCAM Speed and Red Light Systems available as "dual" systems with frontal photography for driver identification

SMARTSCENE™

Enhanced SMARTCAM evidence set with Motion Video

SMARTCAM® - MOBILE

Mobile Radar Speed Camera System

DETECTION SYSTEMS

Piezo and loop systems to detect speed and presence

NON-INTRUSIVE TECHNOLOGIES

Slant radar and Tracking radar detection

Back-office technologies

REDFLEXSMARTOPS™

Large-scale notice processing system including vehicle/driver database and court systems

REDFLEXSMARTVIEW™

Digital image viewing system and low volume notice processing and printing systems

REDFLEXSMARTSCAN™

High-speed high-resolution film scanning systems for red light and speed enforcement

REDFLEXSMARTDIP™

Digital image processing system for processing of digital enforcement images

SMARTCAM® CENTRAL

Administration, control and incident details downloading software

50 man years of development delivering over 13,000 citations per day world-wide

R&D- 4 to 5% of revenues for FY04

- Strong IP Portfolio for Red light, Fixed Speed and Mobile Speed.
- New Camera Development Underway for CY'04 release.
- Weigh-in-Motion – Extend portfolio of client solutions.
- Next Generation of Digital Mobile Speed Vans.
- Radar detection systems released in CY03 for both fixed speed and Red Light-21 systems in service. Video detection for red light- Under review (technology not suitable for USA market at present.
- Extensions to back office technology being developed concurrently with Client delivery.

Redflex Secure Digital Integrated System Architecture



REDFLEX
SmartScene
Photo Enforcement Camera
REDFLEX
red/speed
Photo Enforcement Camera
VPN
VPN
Internet
Fixed-site
REDFLEXspeed
Camera
VPN
VPN
SmartOps
Police
Authorization
Back Office Processing

The RTS End-to-End Turnkey Program

Image Capture, Encryption & Transmission

- Real-time Transmission
- Encrypted @ Site
- Remote Support
- Digital Still & Video Images (~7,000,000 pixel images). Vehicle ID on digital stills only
- Synchronized Flash Illumination







Installation & Maintenance Services

Citation Review & Data Verification

- Automated DMV Lookup
- 50-state DMV access
- Image & Data Verification
- 1st & 2nd Level Citation Review & Quality Assurance
- Image Archive (Oracle dB)




DMV
Archive

DMV Interfaces

Citation Review & Authorization

- Web-based Citation Review & Police Authorization
- Tracking & Management Reports
- Digital still photo's only as evidence



Reporting & Training

Print & Mail

- Warning Notices
- Color Citations
- Burst, fold, stuff

Maintenance & Support

- On-site
- Remote
- Routine
- Training

- **Court/Adjudication Processing**
- Evidence Packages
- Court Training
- Expert Witness Support




Customer Service

Public Awareness & Education

Redflex offers the only fully integrated program.

Redflex manufactures its own all-digital camera units.

Redflex operates its own processing centers and personally provides hands-on customer support for the life of the program.

Back Office- Redflex Proprietary SmartOps™ Processing Application



< Scene "A"

Double Left Turn Lane)

Vehicle clearly behind the limit line at 4/10ths of second into the red phase

Red phase clearly visible

Zoomed license plate image



Scene "B" >

(Double Left Turn Lane)

Vehicle clearly committing the violation at 1.8 seconds into the red phase

Red phase clearly visible

Zoomed facial image

Redflex Photo Enforcement Evidence with Combination SmartScene™ Video Animation

- SmartScene offers the first combined high resolution still photo evidence set combined with a video animation of the vehicle


EC-MAMD-01

Strong market acceptance of this feature

SmartScene™
Red light running examples



SmartScene™ Red light running examples



SmartScene™ Red light running examples



SMARTCAM® - DEPLOYMENT

Mobile Speed Van





Web Based Client Interfaces & Reports



POLICE
PARADISE
VALLEY
AZ
REDFLEX
Redflex Traffic Systems
Online Reports
User Name:
Password:

Web-Based Citation Authorization

SmartOps
POLICE AUTHORIZATION
REDFLEX
Incident Detail
Sort Fields
Search
Incident List
Logout

Welcome to the SMARTops Incident Authorization Module.

Review and verify incidents listed to the left hand side of the screen by clicking on an incident sorted by date, citation number, or plate number. Upon choosing an incident for review, view an incident detailed image by clicking on one of four thumbnail images. Accept or reject incident views by clicking the corresponding button to the right. Upon acceptance or rejection, an incident may be validated or invalidated and is logged into a central database.

< Citation Review Page
- All citations are accessed by an "inbox" format
- Citations are easily sorted and accessed


SmartOps
REDFLEX
Incident Detail

Citation Review Page >
(Double Left Turn Lane)
- All images are clearly viewable from a single page
- Each image can be enlarged to full-page with a single-click
- All DMV & incident information plainly stated

Financial Performance

20,000
15,000
10,000
5,000
0

A$(K)

EBITDA
NPAT

Recent Orders

15 August 2002-A$24m

- Announced City of Dayton, City of Scottsdale & City of South Gate

26 September 2002 A$10.5m

- Liverpool Parramatta Transitway and City of Compton

15 November 2002 A$0.9m

- NSW school zones and SmartCAM trademark.-

10 Jan 2003 – A$16 million

- Announced contracts for photo enforcement of 32 approaches in the City of Santa Ana, City of Monroe and the Town of Indian Africa

27 March 2003 – US$7.2 million

- Announced contracts for photo enforcement of 24 approaches in the City of Inglewood, CA City of Savannah, GA and the Town of Marshville, NC

RTS Recent Orders

31 March 2003 – A$2.3 million

- Announced contract in Australia and distribution agreement in South Africa

22 May 2003 - US$6.5 million

- Announced contracts for photo enforcement of 20 approaches in the City of Oxnard

14 July 2003 -A$5m

- Announced contract with City of Upland for Red light

20 August 2003 -A$1.5m

- Announced City of Garden Grove renewal South Africa certification , red light system orders and Town of Rome Georgia.

RTS Recent Orders

1 September 2003 -A$5m

- Announced City of Hawthorne

17 September 2003 -A$ 11.2m

- Announced Town of Cary and City of Toledo

18 September 2003 -A$3.5m

- Announced West Australian Back office

27 October 2003 A$1.4m

- South Africa Heads of Agreement and contract with the City of Rome, Georgia

Total ~A$95M

Sales & Marketing Performance
USA-Newbusiness-16 NewCities

California
- City of Inglewood
- City of Upland
- City of Hawthorne
- City of South Gate
- City of El Monte
- City of Santa Ana
- City of Compton
- City of Oxnard

Illinois
- Chicago ★

Georgia
- Town of Rome
- City of Savannah

Ohio
- Dayton

North Carolina
- Town of Marshville
- Town of Cary
- Town on Indian Trail
- City of Monroe

Sales & Marketing Performance
USA-Renewals

City of Garden Grove

City of Scottsdale

City of Toledo

City of Ventura

City of Beaverton

100% retention of existing business 

Sales & Marketing Performance International

Summary of Awards.

- Victoria Red Light program.
- Western Australian back office.
- Weigh in motion trial with Vic roads.
- South African accreditation and initial red light photo enforcement orders.
- NSW school zones fixed speed enforcement.
- Liverpool Parramatta Transitway award.
- NZ wet film support-ongoing.

Operational Status

USA – Milestone reached – 202 systems installed

- Red light — 191 Systems in operation; 400 Systems contracted
- Mobile Speed — 11 Systems operational

Other International

- Speed/Red light/Toll — 75 Systems operational; 15 Delivered and in install phase; 50 Systems on order
- Back Office — 7 Clients

Operations

- Revenues of US$1,000,000 in November on a growing installed base and long term annuity contracts.
- Production capacity up 250%.
- System performance exceeding internal and
- external client expectations.
- Public data indicates Redflex systems have the highest efficiency (yield) for digital red light enforcement.
- Back office growth of 150%.
- Installed base up 80%.
- Cost expense control on plan.
- Capacity to grow at current rates through 2004 for engineering, production and back office citation processing.


Quality Endorsed Company
CERTIFICATE OF REGISTRATION
Redflex Traffic Systems Pty Ltd
AS/NZS ISO 9001:2000
SAI Global

USA Revenue Trends



US$1,000,000/ Month
Jan-02
Feb-02
Mar-02
Apr-02
May-02
Jun-02
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03


New System Installation Trend
250
200
150
100
50
0
Installed Systems
REDFLEX HOLDINGS LIMITED ANNUAL GENERAL MEETING 2004

Claim by Competitor

- Redflex announced claim by Nestor, a smaller USA competitor, on 17 November of an alleged patent infringement.
- External legal advice is that Redflex does not infringe and the proceedings are entirely without merit.
- Proceedings have not been served on Redflex at this time.
- Redflex will continue to conduct its business in the current manner, and continue the USA roll out.

Outlook

- Strong intellectual property and product portfolio in target markets.
- Dominant position in the USA.
- Revenue growth of 80% over the next 12 months.
- Profitable installed base and contracted backlog in hand to grow business by 100%.
- Favourable market conditions and competitive position. New business growth expected to accelerate. Growth to 1000+ systems in 3 – 5 years.

REDFLEX HOLDINGS LIMITED **ANNUAL GENERAL MEETING 2004**



REDFLEX
HOLDINGS
Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

Share Purchase Plan - Reminder

20 November 2003. Directors wish to advise that a reminder letter, as follows, is being sent to Shareholders on the register on the record date:

Dear Shareholder

The Redflex Share Purchase Plan provides an opportunity to all Eligible Shareholders, irrespective of the size of their shareholding to apply for between $1000 and $5000 worth of fully paid ordinary shares at less than the market price. Last year the Company initiated a similar Share Purchase Plan which was highly successful from the viewpoint of both the Company and the shareholders who supported the Plan. The Company is hopeful that such success will be repeated this year.

The Plan is offered on favourable terms that are typically only available to large, institutional shareholders and it is a fair, equitable and cost efficient means to raise funding for the Redflex Group and enable shareholders to increase their holding free of brokerage, commission or other fees.

The proceeds of the Plan will be used primarily to assist in financing the rollout of our rapidly growing and successful camera program in the USA.

Full details of the Plan, together with the Application /Acceptance Form were mailed to shareholders on the Company's Share Register at the record date of 3 November.

Please note that the Plan closes 27 November 2003. If you intend to take up the offer, act now by completing and submitting your Application Form.

If you require a replacement Application Form, or have any queries regarding the Plan, please contact the special enquiry line at our Share Registry **1300 850 505** or the Company Secretary, Marilyn Stephens 03 9674 1712.

Yours sincerely
Christopher Cooper
Chairman


REDFLEX
HOLDINGS



Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

Notification of Complaint by Competitor

17 November 2003. The directors of Redflex Holdings Limited wish to advise shareholders that they have become aware of proceedings having been issued against Redflex Traffic Systems Inc., a wholly-owned subsidiary. The proceedings, alleging patent infringement, have been issued by Nestor, Inc., a smaller USA based competitor.

Redflex has taken immediate independent external advice which at this stage indicates that the proceedings are entirely without merit. Accordingly, should they be proceeded with, they will be vigorously defended. Additionally, Redflex is currently assessing whether Nestor, Inc., is infringing any Redflex patents.

Nestor, Inc., has indicated that it does not currently intend to serve the proceedings in order to give the opportunity for further discussions between the parties. During such discussions Redflex will explain fully why no patent infringement has occurred with a view to facilitating resolution and discontinuance of the matter.

Redflex will continue to conduct its business in its current manner and has not in any way changed its plans to continue the rollout of the Redflex proprietary and patented photo enforcement camera systems in the USA. It expects its current strong growth rate to continue.

For further information:

Graham Davie
Chief Executive Officer
grahamd@redflex.com.au
(03) 9674 1888

Marilyn Stephens
Company Secretary
marilyns@redflex.com.au
(03) 9674 1712


REDFLEX
HOLDINGS

Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

Clarification regarding Redflex Traffic Cameras

13 November 2003. There has been considerable recent media coverage within the State of Victoria regarding Traffic cameras that have not been operating according to specification. The directors wish to advise that this issue does **NOT** apply to Redflex products in any way and all customers continue to operate Redflex products.

Redflex photo enforcement speed and red light Traffic camera systems are designed and manufactured under an accredited ISO 9001 Quality System and undergo stringent testing before being put into service. They have also been subjected to extensive testing and accreditation by a number of our customers. On 27 October 2003 we announced our most recent certification – issuance of a Certificate of Compliance by the South African Bureau of Standards for our digital combination red light and speed cameras.

Redflex has been contracted to supply and install traffic cameras in 39 cities in 6 countries, and has the largest installed base of digital traffic cameras in the USA (187 systems in service at the end of October 2003). Installed cameras are operating reliably and accurately at all sites.

For further information:

Graham Davie	Marilyn Stephens
Chief Executive Officer	Company Secretary
grahamd@redflex.com.au	marilyns@redflex.com.au
(03) 9674 1888	(03) 9674 1712



REDFLEX
HOLDINGS
Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

Chicago Contract Signed

31 October 2003. The directors are pleased to announce that Redflex Traffic Systems Inc., a Redflex Group company has been awarded a contract for the sale of red light photo enforcement equipment and services by the City of Chicago.

Redflex advised shareholders on June 6 of a formal request by the City of Chicago to enter negotiations for the City's Digital Automatic Red Light Enforcement Program. Executed contracts have been exchanged. The contract provides for the sale of up to 40 red light photo enforcement systems and also image verification, database and maintenance support services for the systems over an initial two-year period. Under the initial approval Redflex will deliver and install 10 systems within 160 days and provide two years support for a fixed price. The contract has the potential to grow to at least A$8.7M under the systems and services options with the initial value of A$2.8M. These systems are an equipment sale to the City of Chicago.

Redflex was awarded the contract against a rigorous tender evaluation process over six months, which included the requirement for short listed vendors to install two, live pilot systems for performance evaluation over 30 days.

Bruce Higgins, Chief Executive of Redflex Traffic Systems said, "The City of Chicago as the third largest city in the USA with over 2,900 signalised intersections representing approximately 11,000 approaches available as candidates for photo enforcement to provide the foundation for potentially one of the largest automated enforcement programs in the United States. During the pilot program we demonstrated system performance well in excess of public data available from companies within our peer group and demonstrated that the Redflex program has the superior capability to improve public safety. A clear win in this city by Redflex builds on our reputation for excellence, proven ability to deliver and experience as the right partner for the City of Chicago. The Redflex photo enforcement business is enjoying strong growth in both revenues and new clients with the USA installed base being approximately 80% greater (187 installed) when compared to the same period last year. Similar growth is planned over the coming year".

Redflex also announced on October 27 the certification of Redflex photo enforcement systems within South Africa and award of A$1.4m in contracts for work in South Africa and the USA.

Redflex Traffic Systems Inc. is the largest provider of digital red light photo enforcement services in North America with contracts in thirty cities across eight states and leads the market in installed systems, installation rate, and growth in both new contracted cities and market share over the past 18 months. Redflex globally has contracts for work in thirty-nine cities worldwide in six countries.

The Redflex Group has principal offices in Australia and the USA and representatives on all continents.
For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
grahamd@redflex.com.au
(03) 9674 1888

Bruce Higgins
President and CEO
Redflex Traffic Systems Inc
bruceh@redflex.com
+1 480 9987478



Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

Patent Litigation Settled

30 October 2003. The directors of Redflex Holdings Limited announce that patent litigation between Redflex Traffic Systems Pty Ltd and Locktronic Pty Ltd has been settled. Terms of the settlement are confidential, however the following statement has been agreed for release:

> *"Locktronic Systems Pty Ltd and Redflex Traffic Systems Pty Ltd have permanently agreed to resolve litigation in the Federal Court of Australia relating to Australian Patent No 694731.*
>
> *Locktronic Systems Pty Ltd and Redflex Traffic Systems Pty Ltd will continue their existing operations in healthy competition with each other.*
>
> *Redflex Traffic Systems Pty Ltd is a subsidiary of Redflex Holdings Limited.*
>
> *Locktronic Systems Pty Ltd is a subsidiary of Poltech International Limited."*

Redflex Traffic Systems Pty Ltd has made impressive inroads into the Australian market and has grown market share over the past year, with contracts in place with authorities in Victoria, New South Wales, Queensland and Western Australia. Overseas, a number of opportunities are being pursued, with the recent announcement of a first order from South Africa being a pleasing development.

In the USA Redflex Traffic Systems is continuing its accelerated rollout of traffic camera systems and has made significant sales into this profitable Build-Own-Operate market, with a substantial number of new contracts announced over recent months.

For further information:

Graham Davie	Marilyn Stephens
Chief Executive Officer	Company Secretary
grahamd@redflex.com.au	marilyns@redflex.com.au
(03) 9674 1888	(03) 9674 1712



Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

Chairman's and CEO's Reports
Notice of AGM

27 October 2003. The directors are pleased to provide the Chairman's and CEO's Reports. These reports are included in the Company's 2003 Annual Report being mailed to shareholders today.

Also attached is Notice of the Company's annual general meeting being held 25 November 2003 and included with the Notice is an Explanatory Statement. This Notice and Statement, together with a proxy form and annual report election notice as attached, are also being mailed today.

The full Annual Report is available from the Company's website – www.redflex.com.

For further information:

Marilyn Stephens	Graham Davie
Company Secretary	Chief Executive Officer
Redflex Holdings Limited	Redflex Holdings Limited
marilyns@redflex.com.au	grahamd@redflex.com.au
(03) 9674 1712	(03) 9674 1888

CHAIRMAN'S REPORT



DEAR SHAREHOLDERS,

The last year has been a historic one for our Company. The shareholders 12 months ago indicated that a corporate transformation was required and by appointing the new Board gave a mandate to the Directors to carry it out. The Board has worked hard all year to address various issues and is generally pleased with achievements to date whilst being acutely mindful of the tasks still in front of our Company.

Various legacy issues needed to be identified and quantified leading to large but necessary and prudent financial provisioning. Whilst a larger than expected loss for the financial year was the unavoidable outcome of this process, it must be noted that the Company achieved a $1.3 million trading profit. The Board is confident that it has now addressed these legacy issues and shareholders can expect ongoing and increasing profitability.

The Traffic Division continues to grow strongly both in Australia and the USA where the installed base has increased by approximately 80% over the last year. Similar growth over the next 12 months is also expected together with ever increasing hardware sales to the Australian and global markets.

The Communications Division, which is largely dependent on the international aviation and defence industries, has found the environment over the last two years, for a number of well known reasons, to be commercially difficult. Whilst an immediate dramatic turnaround is unlikely, the Board believes that there are signs of significant strengthening in the global aviation and defence environment and strenuous efforts are being made both domestically and internationally to take advantage of any upturn. The Division is currently under detailed review by the Board with a view to best shaping its future direction.

During the past 12 months a close working relationship has been established between the Company and its new bankers, the National Australia Bank. The bank's financial assistance to the Company to facilitate its rapid expansion, particularly in the Traffic area, has been of fundamental importance and the Board is hopeful that the relationship is one that will grow for many years to come to the mutual benefit of both parties.

A further milestone of significance for the Company during the past 12 months has been the completion of the move by the Company to new modern premises containing state [illegible] facilities located in Market Street South Melbourne. These premises provide the headquarters for the Company and constitute a vast improvement on the previous corporate accommodation. The Company should be well served in its new home for many years to come.

The Board is pleased to welcome Mr Peter Lewinsky into its ranks as a non-executive Director. Mr Lewinsky has a broad commercial background at Board level in both the corporate and governmental arenas acquired over many years of investment banking practice. He has been working alongside the Board in a consultant capacity since early calendar 2003 and his acumen, knowledge and insight have been of great benefit to the Company and will doubtless continue to be.

Redflex is wonderfully positioned to grow and prosper both in Australia and overseas. Its products are world leading and shareholders may rest assured that the Board will continue to diligently pursue the great opportunities on offer to the Company.

I take the opportunity to thank the Company's staff for their unstinting efforts during the past year in often less than ideal circumstances. Similarly, the Board thanks the Company's shareholders for their ongoing long-standing loyal support. The Board is pleased that during the past 12 months there has been significant market recognition of the Company's improved position and is optimistic that such progress will continue into the future.

Christopher Cooper
Chairman

CHIEF EXECUTIVE OFFICER'S REPORT

REDFLEX HOLDINGS LIMITED

Redflex enters the 2003/2004 financial year with strong growth in the USA already committed, a strong order book in the Australian Traffic operation and a healthy prospects list for the Communications division. The company is the premier supplier of digital red-light photo-enforcement systems in the USA, and has moved to take up a dominant position in the Australian market.

The current Board structure was put in place in November 2002. Since that time it has overseen a significant transformation within the company. The Board immediately recognised the requirement to deal with matters that had the potential to limit the company's growth. An appropriate mix of debt and equity funding was secured, a range of legacy and historical issues were dealt with, and there has been a strong focus on the expansion of the operations of the business.

With non-recurring items and provisions now in the past, Redflex is poised to show significant growth and deliver a strong profitable result in the 2003/04 financial year.

Against this backdrop, the following information is presented.

HIGHLIGHTS

- Revenues in the USA are growing with the increasing installed base, and the Traffic operation has moved to profitability. Year to date revenues for the current financial year are over 70% higher than for the corresponding period last year.
- At the date of this report, installed approaches in the USA are 180, compared with 101 at the same time last year.
- New sales contracts in twelve cities in the USA and renewals and extensions on a further two indicate a very strong current order book.
- Implementation capability in the USA has been expanded to sustain a rollout capacity exceeding 10 approaches per month.
- Four major new Traffic contracts were won in Australia, demonstrating Redflex' increasing success in the market.
- Strong support from shareholders and investors with $10.6 million equity raised.
- Support from National Australia Bank with a USD debt facility for camera rollout.
- New Communications contracts with international prime contracting companies, Lockheed Martin and Northrop Grumman.
- The Communications division's first sale to the USA Department of Defence, and a further follow on contract.

GROUP RESULT SUMMARY

Trading Result

The operating profit for the group was $1.31 million before non-recurring items and provisions, reflecting the underlying strength in the company.

Gross revenue of $23.5 million was down 12.6 % on the previous financial year ($26.9 million). This was due to: divestment of two business divisions; reduced revenue in the Communications Division attributable to the impact of global events and exchange rate exposures; and the move in the AUD/USD exchange rate by approximately 20% reducing the reported revenue from the growing USA Traffic business due to translation effects.

Non-recurring items totalled $3.2 million, and provisions relating to non-trading activities were $1.85 million, resulting in a net loss of $3.74 million.

Non Recurring Items

There were a number of non-recurring items that had an adverse effect on the result for the full year. For the first half of the financial year, these were: the costs of pursuing a finance transaction that did not proceed to completion and restructuring costs.

The Communications division has been affected by the major shift in the AUD/USD exchange rate, which varied by approximately 20% over the course of the financial year. Redflex Communications has most of

its contracts in USD and because of the constrained financial circumstances at the time of entering into the contracts, was unable to put in place appropriate hedging instruments. The overall effect of this was approximately a $1.76 million foreign exchange loss for the financial year.

The company now has exchange rate forward cover in place and a policy that addresses the appropriate approach to forward cover for all non-AUD contracts entered into. Consequently, exchange rate losses are regarded as non-recurring.

Provisions

The directors have taken a strong position on provisioning. Provision has been made for:

- Possible non-recovery of some loans under past structured finance transactions. The company will continue to follow up all outstanding amounts with a view to full recovery.
- The possible non-recovery of some of the proceeds of the sale of business effected in the 2001/2002 year.
- Limited recourse employee loans under the Employee Share Acquisition Scheme.

All provisions relate to non-trading activities that occurred prior to the 2002/2003 financial year.

	A$'000	
Trading Result		
Redflex Traffic Systems	2,512	
Redflex Communications Systems	864	
Redflex Holdings Limited	(2,062)	
		1,314
Non Recurring Items		
Financing Costs	(1,241)	
Restructuring Costs	(202)	
Foreign Exchange Loss	(1,757)	
Total Non Recurring		(3,200)
Provisions relating to non trading activities		(1,850)
Net Profit/(Loss)		**(3,736)**

FINANCING ACTIVITIES

Through the year a number of successful financing activities have occurred. The USA based traffic business has required ongoing capital funding to enable it to grow at a rate consistent with the growth in the market and maintaining market share. The current growth will require additional funding to ensure that the opportunity to build the business in the rapidly growing USA market is realised.

During the year, the USA traffic business began to generate positive cash flow from operations. This is sufficient to fund the operational costs and some of the committed growth. However external ongoing funding is required to fund the capital expenditure necessary to roll out cameras to meet the Build-Own-Operate Model (BOOM) requirements. The requirement for ongoing capital funding will reduce as more cameras are installed and the revenue base grows progressively.

Through the 2002/03 financial year, an appropriate mix of debt and equity funding was put in place to meet the requirements of the company. The involvement of the National Australia Bank as a senior debt provider and the support of shareholders and investors in equity raisings through the Share Purchase Plan and associated placement underpinned the growth delivered through the year. A further standby debt facility has been available to the company.

For the year ahead, additional financing will be required and the board is considering a range of options. A mix of debt and equity will be sourced to meet the growth expectations for the group.

CHIEF EXECUTIVE OFFICER'S REPORT

REDFLEX TRAFFIC SYSTEMS USA - REVIEW OF OPERATIONS

Redflex Traffic Systems in the USA provides complete outsourced traffic photo-enforcement solutions to cities across the USA. These solutions include fixed red-light, fixed speed, mobile speed and combination speed and red-light cameras in conjunction with leading edge high volume citation processing.

The business is based on a Build-Own-Operate-Maintain (BOOM) model whereby Redflex provides all infrastructure and support for either a fixed monthly fee or a share of revenue. Contracts are typically for a five year period with options to extend by one or two years. During the contract Redflex provides a full set of services and support to the cities.

The traffic business has continued to grow in the USA with increasing momentum in sales and the rate of rolling out camera installations. Redflex Traffic Systems has committed contracts, including those already installed, in 29 cities in seven states. Of these, 180 approaches are currently installed.

Sales for the year have been exceptional, with new contracts announced since July 2002 in the cities of: Dayton, Ohio; Scottsdale, Arizona where the existing contract was renewed and extended; Southgate, California; Santa Ana, California; Monroe, North Carolina; Indian Trail, North Carolina; Inglewood, California; Marshville, North Carolina; Savannah, Georgia; Oxnard, California; El Monte, California; Upland, California; Rome, Georgia; Garden Grove, California - with an extension to the existing contract; Hawthorne, California; Toledo, Ohio, where the contract has been renewed and extended with an additional 10 approaches, a speed van, and upgrades of the existing red-light system to combination red light and speed; Cary, North Carolina and Chicago, Illinois.

Cameras will be installed in these cities progressively to meet the expectations of these new customers. The committed contracts underpin the next major stage of growth, and a strong pipeline of selections, bids and prospects should ensure that the growth in sales continues.

The rollout rate for photo enforcement systems is now expected to be well in excess of the planned 10 approaches per month. A further installation team has been formed to ensure that the rollout momentum continues.

Redflex Traffic Systems' reputation in the industry continues to grow. Many cities now see Redflex as the provider of choice for photo enforcement systems.

Redflex Traffic Systems is now clearly the number one supplier of digital traffic photo enforcement systems in the USA, as evidenced by the number of contracted systems and the rate at which new contracts are being won.

Other key events for the year include the relocation of the CEO of the Traffic division to the USA to focus on the growth opportunities and the critical implementation phase of new contracts in the USA, the filling of the key executive positions of Director of Construction to direct all aspects of the rollout of contracted cameras, and the appointment of a Financial Controller for the American operation. These appointments position the company to capitalise on the growth emerging through the sales pipeline.

REDFLEX TRAFFIC SYSTEMS IN AUSTRALIA

The Australia based Traffic business also delivered an impressive performance with contracts signed in a number of jurisdictions, and development of key opportunities.

Major new contracts announced were: Transit Lane enforcement on the Liverpool to Paramatta Transit Way; the NSW School Zone Roadside Fixed Digital Speed Cameras; Red light/Speed Combination systems for the Department of Justice in Victoria; and Point-to-point Speed cameras on the Hume Freeway. More recently the company announced the award of a new contract for supply of a back office system for the Western Australia Police Service.

The company has won projects in a competitive environment, and has demonstrated its leadership in the areas of technology, capability and support. In addition, Redflex has won work to extend and enhance existing systems.

Redflex Traffic Systems is addressing an emerging global market and will be committing resources to develop opportunities in key countries where profitable opportunities exist. The signing of a heads of agreement with a company in South Africa to represent Redflex products , and the development of

projects and opportunities in the Middle East and Europe are key elements of company plans to grow its global market.

The key to keeping ahead in the emerging traffic photo enforcement market is the ongoing development of existing products and the development of new products to meet identified future needs. The R&D activities of Redflex Traffic address both of these areas. Product enhancements to reduce costs and add competitive features are constantly being developed. New products are being produced to meet existing or predicted market opportunities.

REDFLEX COMMUNICATIONS SYSTEMS

The Communications Division showed its resilience in difficult times despite reduced revenues due to the prevailing global circumstances. The division experienced a non-recurring exchange rate loss of $1.76 million, due to the inability of the group to put in place appropriate forward cover arrangements as a result of previous constrained financial circumstances.

The result for the division has been short of expectations, and improved performance is expected in the current financial year.

Over the year progress was made in delivering complex Air Defence Communications systems to key clients, including the Royal Australian Air Force, Lockheed Martin, Northrop Grumman and Tenix Defence Systems. New contracts were signed for multi-site Air Defence Systems for Lockheed Martin and Northrop Grumman for national defence customers.

In a significant development, Redflex made its first sale of its proprietary Switchplus technology in the form of a secure conferencing bridge to the USA Army. This is expected to lead to further orders with the USA Government.

The Communications Business has a prospects list going out three years, and expects to see increases in revenue in the 2003/04 financial year based on assessed probabilities of winning identified and qualified prospects.

The aviation and defence markets for Redflex Communications have been adversely affected by the combined effects of: the terrorist attacks of September 11; the impact of wars in Afghanistan and Iraq; and the effect of global terrorism. Indications are that the worst effects are now behind us with a perceived increase in proposed acquisition activity in the Defence sector.

Redflex Communications engages in focused product development activities that are targeted to specific market needs or opportunities. The formal release of the Redflex third generation voice and data switching system, Switchplus Gen 3, has involved significant development to ensure that the company's products and capabilities stay at the forefront of the specialised communications area in which it operates.

BOARD CHANGES

At the commencement of the financial year, the Board comprised Mr Phillip Scanlan as Chairman, the Hon Lord John Gilbert and Mr David Heaney as non-executive directors, and Mr Graham Davie as executive director. In August, Mr Chris Cooper and Mr Robin Debernardi were appointed as non-executive directors. Shareholders confirmed their appointment at the annual general meeting in November 2002. At that meeting Messrs Scanlan, Gilbert and Heaney declined to stand for re-election and Mr Cooper was appointed Chairman. Recently Mr Peter Lewinsky has been appointed to the board as a non-executive director. The board composition, in conjunction with the professional advisers retained to provide advice on legal, financial, HR and general corporate matters, is considered adequate for the current stage of the company's development. The Board composition will be reviewed on an on-going basis under the Corporate Governance code adopted by the Board.

CORPORATE GOVERNANCE

The Board has reviewed its Corporate Governance policies and practices in the light of the release of the ASX document 'Principles of Good Corporate Governance and Best Practice Recommendations' and has made changes in some areas where the Board believes appropriate. There is a statement of the degree of compliance against this document elsewhere in the annual report.

CHIEF EXECUTIVE OFFICER'S REPORT

TOUCHSCREEN DIVESTMENT

The divestment of the Touchscreen division was completed in the first half of the financial year. There were residual revenues recorded for this division, and negligible profit for the period.

LITIGATION

Subsequent to the end of the financial year, patent related litigation with Locktronic was settled. Terms of the settlement are confidential.

OUTLOOK

The group has budgeted to make a substantial profit in the year ahead. For this year the board has decided not to issue a specific forecast, but will make timely reports on performance to the Australian Stock Exchange and on the company web site, www.redflex.com.au.

Your Board looks forward to delivering a strong result over the next 12 months.

The support of shareholders and investors during the year, with successful equity raisings totalling $10.6 million through a Share Purchase Plan and placements was appreciated and allowed the achieved growth to occur.

Thank you again to shareholders, financiers, customers, suppliers, advisers and staff who have supported the company over the past year, and who have been and will continue to be the key to future success.

Graham Davie
Chief Executive Officer

30 September 2003

Redflex Holdings Limited

ABN 96 069 306 216
31 Market Street, South Melbourne, Vic, Australia 3205
Tel:+61 3 9674 1888 Fax:+61 3 9699 3566

NOTICE OF MEETING

Tuesday, 25 November 2003

NOTICE is hereby given that the Annual General Meeting of the shareholders of Redflex Holdings Limited will be held at 9.30am on Tuesday, 25 November 2003 at ASX Theatrette, 530 Collins Street, Melbourne, Victoria, Australia.

ORDINARY BUSINESS

1 Financial Report

To receive and consider the financial report of the Company for the year ended 30 June 2003 and the related directors' report, directors' declaration and auditor's report.

2 Re-election of Directors

(a) Christopher Cooper retires by rotation in accordance with the Company's constitution, and being eligible, offers himself for re-election.

(b) Robin Debernardi retires by rotation in accordance with the Company's constitution and, being eligible, offer himself for re-election.

(c) Peter Lewinsky, who was appointed a Director by the Board on 16 October 2003, retires in accordance with Rule 35(b) of the Company's constitution and, being eligible, offers himself for re-election.

SPECIAL BUSINESS

3 Ratification of prior issue of 1,800,000 options to Bruce Higgins

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:
"That, pursuant to Listing Rule 7.4, the grant, allotment and issue by the Company of 1,800,000 options to Bruce Higgins, details of which are contained in the Explanatory Statement which is attached to and forms part of this Notice, be and is hereby ratified."

4 Ratification of prior issue of options to Senior Redflex Executives

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:
"That, pursuant to Listing Rule 7.4, the grant, allotment and issue by the Company of 2,655,000 options to certain senior employees, details of which are contained in the Explanatory Statement which is attached to and forms part of this Notice, be and is hereby ratified."

5 Share Purchase Plan

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:
"That, pursuant to Listing Rule 7.1, approval be and is hereby given to the Company to issue fully paid ordinary shares to the shareholders of the Company who elect to participate in the Share Purchase Plan, as described in the accompanying Explanatory Statement."

6 Approval of proposed placement of ordinary shares

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:
"That, pursuant to Listing Rule 7.1, approval be and is hereby given to the Company to issue fully paid ordinary shares to investors to be identified by the Board and by financial brokers selected by the Board, as described in the accompanying Explanatory Statement."

7 Approval of proposed placement of ordinary shares to C Cooper

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:
"That, for the purposes of Chapter 2E and ASX Listing Rule 10.11, approval be and is hereby given to the issue by the Company of up to 500,000 fully paid ordinary shares to Mr Christopher Cooper (or his nominee) under the placement described in the Explanatory Statement which is attached to and forms part of this Notice."

8 Approval of proposed placement of ordinary shares to R Debernardi

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:
"That, for the purposes of Chapter 2E and ASX Listing Rule 10.11, approval be and is hereby given to the issue by the Company of up to 500,000 fully paid ordinary shares to Mr Robin Debernardi (or his nominee) under the placement described in the Explanatory Statement which is attached to and forms part of this Notice."

Voting Restrictions

1. In accordance with Rules 7.5.6 and 14.11 of the Listing Rules, the Company will disregard a vote cast:
   - in respect of Resolution 3 by Bruce Higgins and his associates; and
   - in respect of resolution 4 by a person who participated in the issue and the associates of such persons.

   However, the Company need not disregard a vote if:
   - it is cast by such a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
   - it is cast by the person chairing the Meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

2. In accordance with Rules 7.3.8 and 14.11 of the Listing Rules, the Company will disregard a vote cast in respect of Resolution 6 by:
   - any person who may participate in the issue of fully paid ordinary shares and persons who might obtain a benefit, except a benefit solely in the capacity of a shareholder, if the resolution is passed; and
   - any associate of any of the above ineligible persons.

   However, the Company need not disregard a vote if:
   - it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
   - it is cast by the person chairing the Meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

3. In accordance with section 224 of the Corporations Act and Rules 10.13.6 and 14.11 of the Listing Rules the Company will disregard a vote cast:
   - in respect of Resolution 7 by Christopher Cooper and his associates;
   - in respect of Resolution 8 by Robin Debernardi and his associates.

   However, the Company need not disregard a vote if:
   - it is cast by a person as a proxy appointed by writing that specifies how the proxy is to vote on the resolution; and
   - the vote is not cast on behalf of the related parties or their associates.

By Order of the Board
Marilyn Stephens
Company Secretary
27 October 2003

Voting Information

In accordance with Regulation 7.11.37 of the Corporations Regulations 2001, the Directors have determined that the shareholding of each shareholder for the purposes of ascertaining voting entitlements for the Annual General Meeting will be as it appears in the share register as at 7.00pm on 23 November 2003.

A member entitled to attend and vote is entitled to appoint no more than two proxies. Where two proxies are appointed, the member may specify the proportion or number of votes each proxy is appointed to exercise. If the member appoints two proxies and the appointment does not specify the proportion or number of the member's votes each proxy may exercise, each proxy may exercise half of the votes. If a member appoints two proxies, neither may vote on a show of hands.

A proxy need not be a member of the Company.

The proxy form and the power of attorney (if any) under which the proxy form was executed, or a certified copy of that power of attorney, may be lodged by posting or facsimile to the registered office of the Company at 31 Market Street, South Melbourne, Facsimile (03) 9699 3566 or to the Company's share registry:

Computershare Investor Services Pty Limited
GPO Box 242, Melbourne, Victoria, 3001
Facsimile (03) 9473 2555

not less than 48 hours before the time of the meeting.

A form of proxy is enclosed with this Notice. An additional form can be supplied on request.

If a representative of a corporate member is to attend the meeting pursuant to section 250D of the Corporations Act, a certificate of appointment of the representative must be produced prior to admission to the meeting.

Redflex Holdings Limited

ABN 96 069 306 216

EXPLANATORY STATEMENT

ANNUAL GENERAL MEETING: Tuesday 25 November 2003

This Explanatory Statement forms part of a Notice convening the Company's Annual General Meeting. The information included in this Explanatory Statement will assist shareholders in understanding the background and legal and other implications of the resolutions set out in the Notice and the reasons why they have been proposed.

This Explanatory Statement is an important document and should be read in its entirety and in conjunction with the Notice.

ORDINARY BUSINESS

CONSIDERATION OF REPORTS

The financial report of the Company for the year ended 30 June 2003 and the related directors' report, directors' declaration and auditor's report will be presented for consideration by the Company's shareholders. No formal resolution on these reports is required.

RE-ELECTION OF DIRECTORS

Christopher Cooper, Chairman and Non-executive Director, and Robin Debernardi, Non-executive Director, retire by rotation in accordance with the Company's constitution and, being eligible, offer themselves for re-election. Information about Mr Cooper and Mr Debernardi appears in the Company's Annual Report.

Peter Lewinsky who was appointed by the Board of Directors on 16 October 2003, retires in accordance with Rule 35(b) of the Company's constitution and, being eligible, offers himself for re-election.

Mr Lewinsky brings valued expertise to the Redflex Board. Following ten years investment banking and stockbroking experience both in Australia and internationally with Capel Court, McIntosh Corporate and Morgan Grenfell, in 1996 Peter was a founding partner of Hindal Corporate, a private investment banking and corporate advisory practice in association with networks of professionals. He has strong expertise in finance, capital markets, major project management and corporate governance and is a member of various public company and government boards, providing strategic corporate advice.

SPECIAL BUSINESS

Resolutions 3 and 4

Subject to certain exceptions, ASX Listing Rule 7.1 requires shareholder approval for an issue of equity securities (which includes ordinary shares and options over unissued ordinary shares) if, over a 12 month period, the amount of equity securities issued is more than 15% of the number of ordinary shares on issue at the start of that 12 month period plus the number of fully paid ordinary shares issued with the approval of shareholders or under one of the exceptions during the previous 12 months. Under ASX Listing Rule 7.4, a prior issue of equity securities made without shareholder approval under Listing Rule 7.1 is treated as having been made with approval for the purposes of Listing Rule 7.1, if the issue did not breach Listing Rule 7.1 and holders of ordinary shares subsequently approve the issue.

The issue of options to Bruce Higgins and to other senior executives within the Company were made without shareholder approval. Therefore under Listing Rule 7.4, shareholder approval is sought for these prior issues of equity securities by the Company, thereby allowing the Company to restore its ability to issue equity securities up to the 15% "limit" in the 12 months following the AGM. This will provide the Company with greater flexibility to undertake a capital raising over the next year.

(a) Issue of 1,800,000 options to Bruce Higgins

In the second half of the 2002 calendar year, the Company pursued a funding proposal from Macquarie Pratt Investments (MPI). That proposal did not proceed.

The agreement to grant 1,800,000 options at an exercise price of $0.50 to Mr Higgins, the CEO of Redflex Traffic Systems Inc, (RTSI) was renegotiated from an earlier agreement reached by the previous board in the context of the MPI funding transaction. That agreement was to have resulted in 4% of the equity in RTSI being granted to Mr Higgins as stock options. The current directors felt that any dilution in the equity in the subsidiary was not in the best interests of shareholders and sought an alternative agreement.

The exercise price of $0.50 applying to these options was based on the market price at the earlier date of the move of Mr Higgins to the USA. There are no hurdles applying to these options which is in line with the earlier agreement.

In respect of Resolution 3, the following information is included for the purpose of compliance with Listing Rule 7.5:

- The number of securities allotted: 1,800,000 options
- The price at which securities were issued: Nil
- The terms of the securities:

  The options the subject of Resolution 3 were issued on the following terms:

  (a) each option will expire on 1 February 2008;

  (b) 600,000 of the options may be exercised on or after 1 February 2004, after which date a further 50,000 options become eligible to be exercised on the first day of each calendar month thereafter;

  (c) the options held by the holder can be exercised in whole or in part prior to the expiry date;

  (d) options that are not eligible to be exercised at the date the holder terminates his employment with the Company will automatically expire;

  (e) the exercise price is $0.50;

  (f) the options are not transferable except to an associate of the holder;

  (g) the optionholder will be permitted to participate in any new pro-rata issue of securities of the Company on prior exercise of the options in which case the optionholder will be afforded the period of at least 10 business days prior to and inclusive of the record date to determine entitlements to the issue to exercise the options;

  (h) the options do not confer on the holder any right to participate in dividends until shares are allotted pursuant to the exercise of the options;

  (i) in the event of a reorganisation of the issued capital of the Company, the options will be reorganised in a manner which will not result in any benefits being conferred on optionholders which are not conferred on shareholders;

  (j) the number of ordinary shares to be issued pursuant to the exercise of options will be adjusted for bonus issues made prior to exercise of the options so that, upon exercise of the options, the number of shares received by the optionholder will include the number of bonus shares that would have been issued if the options had been exercised before the record date for the bonus issues. The exercise price of the options shall not change as a result of any such bonus issues; and

  (k) the options will not be listed for quotation on the ASX.

(b) Issue of 2,655,000 options to senior Redflex executives

In the context of the MPI transaction, offers had also been made to other key RTSI executives, dating back to October 2002, for 0.9% each of the equity in RTSI. A number of other executives in the Redflex Group have

also had commitments in their employment agreements entitling them to participation in long term incentive arrangements outstanding for as long as two years.

In order to ensure that all executives were dealt with fairly and equitably, the board offered options to key executives consistent with commitments the Company had made in respect of its participation in Long-Term Incentive (LTI) arrangements.

The exercise price of $0.58 was based on the market price on the base date of 30 June 2003, in view of the following: commitments were in place that significantly predated that base date; the desire of the board not to disadvantage executives substantially relative to the terms of the agreement with Mr Higgins; that consideration of the employee options by the board took place over the period May-August 2003 when the market price was consistent with the exercise price; and that it has been common practice to make remuneration adjustments effective from the start of the financial year.

In respect of Resolution 4, the following information is included in accordance with Listing Rule 7.5:

- The number of securities allotted: 2,655,000 options
- The price at which securities were issued: Nil
- The terms of the securities:

  The options the subject of Resolution 4 were issued on the following terms:

  (a) each option will expire on 30 September 2008;

  (b) one third of the options may be exercised on or after 1 February 2004;
  one third of the options may be exercised on or after 1 February 2005;
  one third of the options may be exercised on or after 1 February 2006;

  (c) the options held by each holder can be exercised in whole or in part prior to the expiry date;

  (d) options that are not eligible to be exercised at the date the holder terminates their employment with the Company will automatically expire;

  (e) the exercise price of the options as at the date of issue is $0.58 and will increase at the compounding rate of 3% per annum until exercised;

  (f) the options are not transferable except to an associate of the holder;

  (g) the optionholder will be permitted to participate in any new pro-rata issue of securities of the Company on prior exercise of the options in which case the optionholder will be afforded the period of at least 10 business days prior to and inclusive of the record date to determine entitlements to the issue to exercise the options;

  (h) the options do not confer on the holder any right to participate in dividends until shares are allotted pursuant to the exercise of the options;

  (i) in the event of a reorganisation of the issued capital of the Company, the options will be reorganised in a manner which will not result in any benefits being conferred on optionholders which are not conferred on shareholders;

  (j) the number of ordinary shares to be issued pursuant to the exercise of options will be adjusted for bonus issues made prior to exercise of the options so that, upon exercise of the options the number of shares received by the optionholder will include the number of bonus shares that would have been issued if the options had been exercised prior to the record date for the bonus issues. The exercise price of the options shall not change as a result of any such bonus issues; and

  (k) the options will not be listed for quotation on the ASX.

- The names of the allottees or the basis on which allottees were determined:

  Senior executives employed within the Redflex Group whom the directors determined were appropriate recipients of the options.

Resolution 5 Approval of proposed issue of shares pursuant to a Share Purchase Plan

On 22 October 2003, the Company announced a Share Purchase Plan which entitles all persons registered as holders of fully paid ordinary shares in the Company on 3 November 2003, with a registered address in either Australia or New Zealand ("**Eligible Shareholders**") to acquire a parcel of fully paid ordinary shares valued from $1,000, up to a maximum $5,000, at a discounted issue price. The fully paid ordinary shares to be issued in accordance with the Share Purchase Plan will rank equally with existing fully paid ordinary shares.

The net proceeds from the Share Purchase Plan will assist in financing the rollout of the Company's rapidly growing camera program in the USA. Redflex has made significant progress in the program over the past 12 months, with an 80% increase in the installed base.

Details of how to participate in the Plan will be forwarded to shareholders in due course. Application forms to participate in the Share Purchase Plan must be received by the Company's share registry by 5.00pm on 21 November 2003. It is anticipated that shares will be issued under the Plan on or about 26 November 2003, the day after the Annual General Meeting, but in any event no later than 3 months after the date of the AGM.

The issue price of the shares offered under the Plan will be at a discount of 10% to the market price of the Company's ordinary shares sold on the ASX, calculated over the last five business days before the date of issue. The market price of the Company's shares may change between the date of the offer and the date when the shares are issued under the Plan. Changes in the market price of the Company's shares over the last 5 days prior to the date of issue will be reflected in the issue price.

Subject to certain exceptions, ASX Listing Rule 7.1 requires shareholder approval for an issue of equity securities (which includes ordinary shares) if, over a 12 month period, the amount of equity securities issued is more than 15% of the number of ordinary shares on issue at the start of that 12 month period plus the number of fully paid ordinary shares issued with the approval of shareholders or under one of the exceptions during the previous 12 months. Depending on the issue price of shares under the Share Purchase Plan and shareholder participation in the Share Purchase Plan, it is possible that this 15% "cap" will be exceeded by issues of shares under the Share Purchase Plan. Accordingly, shareholder approval is sought pursuant to Listing Rule 7.1 to enable the Company to issue shares in accordance with applications received under the Share Purchase Plan without exceeding the 15% limit prescribed by the Listing Rules and so that any shares issued under the Share Purchase Plan do not detract from the Company's ability to issue equity securities under the 15% limit.

If shareholder approval is given, all shares that Eligible Shareholders apply for will be issued, subject to the terms of the Share Purchase Plan. If shareholder approval is not given, shares applied for under the Share Purchase Plan will be issued, subject to the terms of the Share Purchase Plan, on a pro rata basis calculated by reference to the value of shares applied for, up to the 15% limit and excess application monies will be refunded, without interest.

In respect of resolution 5, the following information is included in accordance with Listing Rule 7.3:

(a) The maximum number of securities the Company is to issue (if known) or the formula for calculating the number of securities the Company is to issue:

The number of shares to be issued will be calculated using a discount of 10% to the 5 day volume weighted average price of the Company's ordinary shares sold on the ASX, calculated over the last 5 days on which sales in the Company's ordinary shares are recorded before the date of issue. The number of shares to be issued will be determined by multiplying the number of shareholders who participate in the Share Purchase Plan by their level of participation divided by the issue price. As the issue price will only be determined on the day of issue, the Company is not presently able to determine the maximum number of shares that could be issued under the Share Purchase Plan.

(b) The date by which the Company will issue the securities:

No later than 25 February 2004

(c) The issue price of the securities:

A discount of 10% to the 5 day volume weighted average price of the Company's ordinary shares sold on the ASX, calculated over the last 5 days on which sales in the Company's ordinary shares are recorded before the date of issue.

(d) The names of the allotees (if known) or the basis upon which allotees will be identified or selected:

Eligible Shareholders as defined above.

(e) The terms of the securities:

Ordinary fully paid shares ranking equally with existing fully paid ordinary shares.

(f) The intended use of the funds raised:

Working capital requirements as set out above.

(g) Date of allotment:

Allotment of shares under the Share Purchase Plan will occur no later than 25 February 2004.

Resolution 6 - Approval of proposed placement of ordinary shares or other equity securities

Shareholder approval is sought pursuant to Listing Rule 7.1 for a proposed placement of fully paid ordinary shares, to sophisticated and professional investors and other persons who do not require the Company to issue and lodge a disclosure document with the Australian Securities and Investment Commission under Chapter 6D of the Corporations Act. Such investors will be identified by the Board and financial brokers selected by the Board. Raising equity in this fashion will ensure that capital is raised as quickly and as cost effectively as possible. Approval of this resolution will enable the Company to issue shares pursuant to the proposed placement without contravening the 15% limit prescribed by the Listing Rules and so that any shares issued under the placement do not detract from the Company's ability to issue equity securities under the 15% limit.

The Company is not presently able to finally determine the number of shares, if any, it will issue pursuant to the proposed placement as this will depend on the Company's capital requirements in the short term. The Company proposes to raise up to $6 million for working capital purposes through a combination of the Share Purchase Plan (see Resolution 5 above) and the placement for which approval is sought pursuant to this Resolution. The extent to which the Directors make a placement of fully paid ordinary shares in accordance with this resolution will therefore depend on the amount raised under the Share Purchase Plan.

Funds raised from the placement will be used for working capital purposes including the roll out of the Company's rapidly growing camera program in the USA. Fully paid ordinary shares issued pursuant to the proposed placement would rank equally in all respects with existing fully paid ordinary shares and, if the placement takes place, will be issued on a date or dates to be determined by the Board but in any event no later than 3 months after the date of the Annual General Meeting.

In respect of resolution 6, the following information is included in accordance with Listing Rule 7.3:

(a) The maximum number of securities the Company is to issue (if known) or the formula for calculating the number of securities the company is to issue:

The maximum number of fully paid ordinary shares that may be issued under the proposed placement depends on the amount of capital required by the Company after having regard to the amount of cash raised under the Share Purchase Plan.

Therefore the Company is not presently able to finally determine the number of shares, if any, it will issue. However, as a guide, if no cash was raised under the Share Purchase Plan and/or the Company wished to raise the full $6 million from the placement, the number of shares to be issued will be calculated by dividing $6 million by the issue price of the shares under the placement.

(b) The date by which the Company will issue the securities:

Not later than 25 February 2004

(c) The issue price of the securities:

Any securities issued under the placement will be issued for a minimum issue price per share which is at least 80% of the volume weighted average market price of the Company's ordinary shares sold on ASX, calculated over the last 5 days on which sales in the Company's ordinary shares are recorded before the date of issue. The Board will set the issue price of the shares taking into account market factors and the price of shares that may be issued under the Share Purchase Plan.

(d) The names of the allotee (if known) or the basis upon which allotees will be identified or selected:

As stated above.

(e) The terms of the securities:

Ordinary fully paid shares ranking equally with existing fully paid ordinary shares.

(f) The intended use of the fund raised:

As stated above.

(g) Date of allotment:

No later than 25 February 2004.

Resolutions 7 and 8 - Approval of proposed issue of fully paid ordinary shares to C Cooper and R Debernardi

It is proposed that, should the Company proceed to make a placement in accordance with the terms described in the explanatory notes in respect of resolution 6 above, Mr Cooper and Mr Debernardi (or their nominees) be entitled to participate in that placement. It is noted that both Mr Cooper and Mr Debernardi have significant holdings in the Company and would wish to participate in any placement.

Shareholders should note that if the placement the subject of resolution 6 is not implemented within 1 month of the AGM, then, unless the ASX agrees otherwise, Mr Cooper and Mr Debernardi will not participate in the placement and no shares will be issued to them under resolutions 7 and 8. This is because Listing Rule 10.13.3 requires that the date by which Redflex may issue the shares to Mr Cooper and Mr Debernardi must be no later than 1 month from the date of the meeting.

(a) Requirements under the Corporations Act

Subject to certain exceptions, Chapter 2E of the Corporations Act prohibits a public company from giving a financial benefit to a related party unless the Company obtains shareholder approval. As Mr Cooper and Mr Debernardi are directors of the Company each is deemed to be a related party of the Company under section 228(2) of the Corporations Act.

In addition, 228(4) of the Corporations Act provides that any entity controlled by such a "related party" is deemed also to be a related party.

Section 229(1)(c) of the Corporations Act provides that in deciding whether a financial benefit is given, any consideration that is or may be given for the benefit (such as the subscription price for the shares to be issued) is to be disregarded, even if it is adequate.

The issue of ordinary fully paid shares constitutes the Company giving a financial benefit to a related party.

Section 208 of the Corporations Act provides that a public company may give a financial benefit to a related party if a resolution of the shareholders of the public company permits the benefit to be given, and the resolution was passed at a general meeting of the public company held within 15 months before the public company gives the benefit. In addition, certain conditions prescribed by Division 3 of Part 2E.1 of the Corporations Act have been satisfied in relation to the resolution.

Resolutions 7 and 8 are therefore, intended to satisfy these requirements.

Set out below is the information which is required under 219 of the Corporations Act to be included in the Explanatory Statement to accompany a notice of meeting:

(a) The related parties to whom the proposed resolutions would permit financial benefits to be given.

The related parties are Mr Christopher Cooper and Mr Robin Debernardi and any of their respective nominees.

(b) The nature of the financial benefits: The financial benefits are up to 500,000 fully paid ordinary shares which may be issued to Mr Cooper and up to 500,000 fully paid shares which may be issued to Mr Debernardi (or their respective nominees) and any advantages thereby conferred which can only be gauged by reference to the consideration provided, the underlying assets of the Company, the price of the Company's ordinary shares from time to time and the number of ordinary shares on issue in the Company from time to time.

(c) In relation to each director of the Company:

(i) if the director wanted to make a recommendation to members about the proposed resolution – the recommendation and his or her reasons for it; or
(ii) if not why not? or
(iii) if the Director was not available to consider the proposed resolution – why not?

Mr Cooper and Mr Debernardi make no recommendations in relation to Resolutions 7 or 8. The reason for this is that they (or their respective nominees) may be issued shares pursuant to the respective resolution that applies to them.

Mr Davie and Mr Lewinsky recommend that shareholders approve the resolutions which will allow shares to be issued to Mr Cooper and Mr Debernardi under the proposed placement described in the explanatory notes relating to resolution 6.

Mr Davie and Mr Lewinsky believe that allowing Mr Cooper and Mr Debernardi to participate in the placement will improve the Company's capacity to raise funds that may be required by the Company in the next 3 to 6 months, because they are long time supporters of the Company. It is noted that both Mr Cooper and Mr Debernardi are deemed to be sophisticated investors under s708(8) of the Corporations Act and, if approval is received by shareholders, they will be able to participate in the proposed placement without needing to receive a prospectus from the Company.

Mr Davie and Mr Lewinsky also believe it would be appropriate for Mr Cooper and Mr Debernardi to participate in the placement given that their participation will be on the same terms as the other investors who will participate in the placement.

The Board intends to identify those shareholders who have a significant holding in the Company and who also meet the relevant Corporations Act requirements to participate in the offer without the requirement for the Company to lodge a prospectus with ASIC. This will ensure that equity capital may be raised by the Company as quickly and cost effectively as possible.

All Redflex directors are cognisant of their fiduciary and statutory duties as directors of the Company and, accordingly, will ensure that Mr Cooper and Mr Debernardi's participation in the placement will only occur if it is for a proper purpose, in good faith and in the best interests of the Company.

(d) In relation to each such director whether the director had an interest in the outcome of the proposed resolutions 7 and 8.

Mr Davie and Mr Lewinsky have no personal interest in the outcome of the proposed Resolutions 7 and 8. Mr Cooper has a personal interest in the outcome of proposed resolution 7. Mr Debernardi has a personal interest in the outcome of proposed resolution 8.

(e) All other information that is reasonably required by members in order to decide whether or not it is in the Company's interest to pass the proposed resolutions and is known to the Company or any of its directors.

To the extent that the issue price of the 500,000 ordinary shares may be below the market price of the Company's shares at the time they are issued, the Company will have foregone the opportunity of issuing the relevant shares at a price higher than the issue price under the placement.

The issue of the shares will cause dilution of the shareholdings of existing shareholders. On the basis of the issued capital of the Company at the date of this Notice, the maximum number of shares which may be issued to Mr Cooper and Mr Debernardi under the placement will equate to less than 1.5% of the fully diluted fully paid ordinary capital of the Company.

Shares in the Company traded in the 12 months before 22 October 2003 in the range of $0.445 to $1.04 on the ASX.

The terms of the ordinary shares are the same as those attaching to all other ordinary shares.

The relevant interests in the Company of Mr Cooper and Mr Debernardi at the date of this Notice, including their related entities, is as follows:

	Ordinary Shares	Options over ordinary shares
Christopher Cooper	360,676	30,443
Robin Debernardi	2,686,393	354,380

Requirements under the Listing Rules

(1) Chapter 10

Chapter 10 of the Listing Rules contains certain provisions in relation to transactions between a company and "persons in a position of influence". Rule 10.11 provides that a company must not issue equity securities to a "related party" (or a person whose relationship with a related party is, in ASX's opinion, such that shareholder approval should be obtained) without the approval of the holders of ordinary securities by ordinary resolution. As noted above each of Mr Cooper and Mr Debernardi is a director of the Company and is, therefore, a "related party". Approval is, therefore, sought under Resolutions 7 and 8 for the purpose of fulfilling the requirements of Listing Rule 10.11.

The following information is included in this Explanatory Statement for the purposes of the Listing Rules:

- The maximum number of securities to be issued pursuant to Resolutions 7 and 8 is 500,000 ordinary fully paid shares to Mr Cooper (or his nominees) and 500,000 ordinary fully paid shares to Mr Debernardi (or his nominees).
- The shares are to be issued for cash consideration and will be issued at the same issue price per share as the shares to be issued under the proposed placement which is the subject of resolution 6.
- The allottees of the shares will be Mr Christopher Cooper and Mr Robin Debernardi or their nominees.
- The terms of issue of the shares the subject of Resolutions 7 and 8 are as set out above.
- The intended use of the funds raised are as set out above.
- The shares the subject of Resolutions 7 and 8 must, unless the ASX agrees otherwise, be issued within 1 month of the AGM in accordance with Listing Rule 10.3.3. As it is intended that the issue to Mr Cooper and Mr Debernardi may only be issued as part of the shares to be issued under the placement referred to in resolution 6, then, subject to ASX approval, no issue to Mr Cooper and Mr Debernardi will take place if the placement is not implemented by 25 December 2003.

(2) Chapter 7

Exception 14 of Listing Rule 7.2 exempts from the prohibition under Rule 7.1 an issue of securities made with the approval of the holders of ordinary securities under Listing Rule 10.11 provided that the Notice states that if approval is given under Listing Rule 10.11 approval is not required under Listing Rule 7.1



REDFLEX HOLDINGS

Redflex Holdings Limited
ABN 96 069 306 216

Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9615 5970
Facsimile 61 3 9473 2555
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse)

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

RDF

Securityholder Reference Number (SRN)



I 1234567890 IND

Appointment of Proxy

I/We being a member/s of Redflex Holdings Limited and entitled to attend and vote hereby appoint



the Chairman of the Meeting (mark with an 'X') **OR**



Write here the name of the person you are appointing if this person **is someone other than** the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Redflex Holdings Limited to be held at 9.30am on Tuesday, 25 November 2003 at the ASX Theatrette, 530 Collins Street, Melbourne, Victoria, Australia and at any adjournment of that meeting.





IMPORTANT: FOR ITEMS 3, 4, 6, 7 and 8 BELOW
If the Chairman of the Meeting is to be your proxy and you have not directed your proxy how to vote on these items, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of those Items and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on these Items and your votes will not be counted in computing the required majority if a poll is called on these Items. Subject to the Corporations Act, the Chairman of the Meeting intends to vote undirected proxies in favour of each Item.

Voting directions to your proxy - please mark  to indicate your directions

ORDINARY BUSINESS

		For	Against	Abstain*
2(a).	To re-elect Mr Christopher Cooper			
2(b).	To re-elect Mr Robin Debernardi			
2(c).	To re-elect Mr Peter Lewinsky			

SPECIAL BUSINESS

		For	Against	Abstain*
3.	Approval of prior issue of options to Mr Bruce Higgins			
4.	Approval of prior issue of options to Redflex Executives			
5.	Approval of Share Purchase Plan			
6.	Approval of proposed placement of ordinary shares			
7.	Proposed placement to Mr Christopher Cooper			
8.	Proposed placement to Mr Robin Debernardi			





** If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.*

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary



Contact Name	Contact Daytime Telephone	Date / /

How to complete the Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 9.30am on Tuesday, 25 November 2003. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

- by posting, delivery or facsimile to Redflex Holdings Limited share registry at the address opposite.

Redflex Holdings Limited share registry
Computershare Investor Services Pty Limited
GPO Box 242
Melbourne Victoria 3001


REDFLEX
HOLDINGS

Redflex Holdings Limited
ABN 96 069 306 216

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

Computershare

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 2975 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9615 5970
Facsimile 61 3 9611 5710
web.queries@computershare.com.au
www.computershare.com

Securityholder Reference Number (SRN)



I 1234567890 IND

Annual Report



**Use a black pen.
Where a choice is required, mark the box with an 'X'**



A Annual Report Request

The company will automatically mail you an Annual Report each year unless you elect otherwise.



Please mark this box with an 'X' if you **DO NOT** wish to receive the company's Annual Report.
You will, however, receive all other securityholder mailings including notices of meetings and proxy forms.

How to complete this form

A **Annual Report Request**

Can you help us reduce costs?

We have many securityholders and it is costly for the company to produce and mail Annual Reports.
We are required to automatically mail you a report each year unless you instruct us otherwise.

By marking the box overleaf you can select not to receive a copy of the company's Annual Report.
However, you will still receive all other securityholder mailings including notices of meetings and proxy forms.

This instruction only applies to the specific holding identified by the SRN/HIN and the name appearing on the front of this form.

The Annual Report, other releases and general company information are also available on our web site at www.redflex.com.au

3AR

RDF

Please return the completed form in the envelope provided or to the address opposite:

Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne Victoria 3001
Australia




RECEIVED
2005 FEB 17 A 10: 22

Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

A$1.4M New Order from South Africa and USA

27 October 2003. The directors announced a Heads of Agreement in March with Violation Enforcement Systems Pty Ltd (VES) of South Africa for supply of digital photo enforcement systems. Redflex Traffic Systems Pty Ltd has achieved certification for the products under the agreement and has now completed a formal Distribution Agreement extending the orders to a new total of over A$1.1 million for the supply of photo enforcement systems and services for the South African market.

Redflex and VES have worked diligently to ensure compliance with local regulatory requirements. The South African Bureau of Standards has now issued a Certificate of Compliance for the Redflex digital combination red light and speed camera for use in South Africa. VES advise that the Redflex system is now one of only two certified digital red light and speed systems approved for use in South Africa.

VES Managing Director Darrol Robertson said, "The market response to the Redflex products has also been very encouraging.....I firmly believe that we can become the leader in the South African market."

Redflex Traffic Systems has also contracted with the City of Rome in the State Georgia, USA for the sale of two systems for an initial pilot program building on the Redflex presence in Savannah announced earlier this year within this state.

Redflex Traffic Systems is a leading provider of speed and red-light photo enforcement systems for global markets with clients in seven countries. The Redflex Group has principal offices in Australia and the USA and representatives on all continents.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
grahamd@redflex.com.au
(03) 9674 1888

Bruce Higgins
President and CEO
Redflex Traffic Systems Inc
bruceh@redflex.com
+1 480 998 7478

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	REDFLEX HOLDINGS LIMITED
ABN	96 069 306 216

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PETER LEWINSKY
Date of last notice	20 October 2003
Date of this notice	24 October 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	related party
Date of change	23 October 2003
No. of securities held prior to change	Nil
Class	Fully Paid Ordinary Shares
Number acquired	10,000 Ordinary Shares (RDF)
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	On market
No. of securities held after change	<u>As the registered holder</u> 5,000 Ordinary Shares (RDF) <u>As not the registered holder</u> 5,000 Ordinary Shares (RDF)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	no change
Nature of interest	no change
Name of registered holder (if issued securities)	no change
Date of change	n/a
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	n/a
Interest acquired	no change
Interest disposed	no change
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	n/a
Interest after change	no change


REDFLEX
HOLDINGS


RECEIVED
2005 FEB 17 A 10: 22

Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

Share Purchase Plan

22 October 2002: The directors of Redflex Holdings Limited are pleased to provide an opportunity for eligible shareholders to participate in the capital raising initiatives of Redflex through a Share Purchase Plan. The Share Purchase Plan will be offered on favourable terms normally only available to large, institutional shareholders. Shares will be issued at a 10% discount to market price without any brokerage or other associated costs.

The proceeds of the plan will assist in financing the rollout of our rapidly growing camera program in the USA. Redflex has made significant progress in our Traffic division over the past 12 months, with an 80% increase in the installed base. The directors wish to maintain that momentum.

The Share Purchase Plan is a fair, equitable and cost efficient means to raise funding for the group. It follows the successful Share Purchase Plan at the same time last year. Together these initiatives constitute significant components of an ongoing recapitalization of the company, necessary to continue rebuilding shareholder value.

The Share Purchase Plan offers shareholders recorded on the register of members at 3 November 2003 with registered addresses in Australia and New Zealand, the opportunity to acquire between $1,000 and $5,000 worth of fully paid ordinary shares, ranking equally with existing fully paid ordinary shares, at a discounted issue price.

The issue price will be at a discount of 10% to the average market price of the Company's ordinary shares calculated over the last 5 business days before the date of issue. The number of shares to be issued by the Company under the Plan will be determined by the issue price and shareholder participation in the Plan.

Shareholder approval will be sought at the Company's annual general meeting to be held on 25 November 2003 for the issue, pursuant to Listing Rule 7.1. If shareholder approval is given, all shares that eligible shareholders apply for will be issued, subject to the terms of the Plan. If shareholder approval is not given, shares applied for under the Plan will be issued, on a pro rata basis calculated by reference to the value of shares applied for up to the 15% "cap" imposed on shares issued in the last 12 months under ASX Listing Rules and excess application monies will be refunded.

Details of how to participate in the Plan will be forwarded to eligible shareholders in the near future.

For further information:

Graham Davie	Marilyn Stephens
Chief Executive Officer	Company Secretary
grahamd@redflex.com.au	marilyns@redflex.com.au
(03) 9674 1888	(03) 9674 1712


RECEIVED
2005 FEB 17 A 10:22

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

REDFLEX HOLDINGS LIMITED

ABN

96 069 306 216

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Unlisted Employee Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,455,000 Options convertible into ordinary shares

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1,800,000 of the Options were issued under the following terms: (a) Each Option will expire on 1 February 2008 (b) 600,000 may be exercised on or after 1 February 2004, after which date a further 50,000 options become eligible to be exercised on the first day of each calendar month thereafter; (c) Exercise price is $0.50 2,655,000 of the Options were issued under the following terms: (a) Each Option will expire on 30 September 2008 (b) One third of the Options are exercisable on or after 1 February 2004; One third are exercisable on or after 1 February 2005; One third are exercisable on or after 1 February 2006 (c) Exercise price is nominally $0.58 and increases at the compounding rate of 3% per annum from the date of issue until the time of exercise.
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No The Options form two separate classes of unlisted Employee Options.
5	Issue price or consideration	Nil

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The Options have been granted to key executives of the Redflex Group to satisfy commitments the Company had made in respect of participation in Long-Term Incentive arrangements.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16 October 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
67,723,715	Ordinary Shares (RDF)
6,261,796	Options expiring 31/12/03 exercisable at $1.10 (RDFOB)

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
5	Employee Shares fully paid (RDFAI)
40,000	Options expiring 8/8/04 exercisable at $2.60 (RDFAM)
60,000	Options expiring 20/5/06 exercisable at $1.52 (RDFAO)
20,000	Options expiring 11/1/06 exercisable at $1.66 (RDFAP)
500,000	Options expiring 30/6/05 exercisable at $4.98 (RDFAQ)
1,800,000	Options expiring 01/02/08, exercisable at $0.50, with one third exercisable on or after 01/02/04, after which date a further 50,000 are exercisable on the first day of each calendar month thereafter (RDFAR)
2,655,000	Options expiring 30/09/08, exercise price at date of issue is $0.58 and will increase at the compounding rate of 3% per annum until exercised, one third exercisable on or after 01/02/04, one third exercisable on or after 01/02/05 and one third exercisable on or after 01/02/06 (RDFAS)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The options do not confer any right to participate in dividends until shares are allotted pursuant to the exercise of the options.

Part 2 - Bonus issue or pro rata issue – Not applicable

11	Is security holder approval required?	not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities – Not applicable

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Marilyn Stephens
20 October 2003

== == == == ==

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity REDFLEX HOLDINGS LIMITED
ABN 96 069 306 216

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PETER LEWINSKY
Date of appointment	16 October 2003

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
	Nil

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder(if issued securities)*	Nil
No. and class of securities to which interest relates	Nil


REDFLEX
HOLDINGS


RECEIVED
2005 FEB 17 A 10:22

Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

Appointment of New Director

17 October 2003. The Board is pleased to welcome Mr Peter Lewinsky into its ranks as a non-executive Director. Mr Lewinsky brings valued expertise to the Redflex Board. Following ten years investment banking and stockbroking experience both in Australia and internationally with Capel Court, McIntosh Corporate and Morgan Grenfell, in 1996 Peter was a founding partner of Hindal Corporate, a private investment banking and corporate advisory practice in association with networks of professionals. He has strong expertise in finance, capital markets, major project management and corporate governance and is a member of various public company and government boards, providing strategic corporate advice. He brings further independence to the Board.

Mr Lewinsky has been working alongside the Board in a consultant capacity since early calendar 2003 and his acumen, knowledge and insight have been of great benefit to the Company and will doubtless continue to be.

For further information:

Graham Davie	Marilyn Stephens
Chief Executive Officer	Company Secretary
grahamd@redflex.com.au	marilyns@redflex.com.au
(03) 9674 1888	(03) 9674 1712





Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

Executive Options

13 October 2003. The Company notified the Australian Stock Exchange on 26 September 2003 that the Board had proposed to grant options to key executives and directors.

As a result of adverse comment from a number of larger shareholders, the directors have decided to reconsider a part of the total proposal. The directors now do not intend participating in this option plan and therefore the following grant of options will not be pursued:

- 900,000 options over ordinary shares in the Company to the executive director, Mr Graham Davie; and
- 210,000 options over ordinary shares to each of the non-executive directors, Mr Chris Cooper and Mr Robin Debernardi – a total of 420,000 options.

However, the board will honour its commitment to key senior executives and stands by its decision that appropriately took into account the following factors:

- The agreement to grant 1,800,000 options at an exercise price of $0.50 to Mr. Bruce Higgins, the CEO of Redflex Traffic Systems Inc, was renegotiated from an earlier agreement reached by the previous board in the context of the MPI funding transaction. That agreement was to have resulted in 4% of the equity in the Redflex Traffic business being granted to Mr Higgins as stock options. The current directors felt that any dilution in the equity in the subsidiary was not in the best interests of shareholders and sought an alternative agreement.
- The $0.50 strike price applying to these options was based on the market price at the earlier date of the move of Mr Higgins to the USA.
- There are no hurdles applying to these options. This was in line with the earlier agreement.
- Offers had also been made to other key Traffic executives during the MPI transaction negotiations dating back to October 2002 for 0.9% each of equity in the Redflex Traffic business.
- A number of other executives in the Redflex Group have had commitments in their employment agreements entitling them to participation in long term incentive arrangements outstanding for as long as two years.
- It is important that all executives are dealt with fairly and equitably especially in respect of meeting commitments and undertakings entered into by the previous board.
- The exercise price of $0.58 for the remaining options was set at the market price on the base date of 30 June 2003, in view of the following: commitments were in place that significantly predated that base date; the desire of the board not to disadvantage executives substantially relative to the terms of the

Higgins agreement; that consideration of the employee options by the board took place over the period May-August 2003 when the market price was consistent with the exercise price; and that it has been common practice to make remuneration adjustments effective from the start of a financial year.

- The basis of the issue price of the options is consistent with the shareholder approved employee option plan in place.

The board recognizes the contribution of staff to the recent increase in the share price that has benefited all shareholders. No employee options have been issued for the past three years.

Shareholders should note that Mr Cooper and Mr Debernardi have not received any director entitlements since being appointed to the Board in August 2002.

For further information:

Graham Davie
Chief Executive Officer
grahamd@redflex.com.au
(03) 9674 1888

Marilyn Stephens
Company Secretary
marilyns@redflex.com.au
(03) 9674 1712


REDFLEX
HOLDINGS


RECEIVED
2005 FEB 17 A 10:22

Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

Redflex Communication Systems Wins Secure Video Conference System Contract for US Army

6 October 2003. The directors are pleased to announce that Redflex Communication Systems Inc., a wholly owned company of the Redflex Group, has been awarded a contract by the US Department of Defense for the provision of a secure video conferencing system for the US Army valued at approximately $900,000.

This follows the announcement in July 2003, of a contract for a secure conference bridge with the US Army, Redflex' first contract direct with the US Department of Defense. Redflex Communications expects to complete both US Defence contracts by November 2003.

The contract is for supply and installation of the secure video conferencing system at twelve US Army sites, and is procured through the Army facility at Fort McPherson, Atlanta.

This order is significant in establishing Redflex Communications Systems reference site base within the United States. Redflex has in the past predominantly been a subcontractor to major international defence prime contractors, however our capability has developed to allow us to provide complete solutions to complex defence communications environments.

Redflex Communications Systems has developed a systems integration capability and product line suitable to a number of key communications applications within the defence and Aerospace arena.

Redflex Communication Systems, with facilities in Melbourne, Australia and the Washington, DC area of the USA, is a leading communications systems integrator for transportation, defence and public safety applications worldwide. Redflex' Switch*plus*® core product is used in Air Traffic Control, Military Operations Centres and other Command and Control and Public Safety applications around the world.

The Redflex Group has principal offices in Australia and the USA and representatives on all continents.

For further information:

Graham Davie	Brad Kay
Chief Executive Officer	President and CEO
Redflex Holdings Limited	Redflex Communication Systems Inc
grahamd@redflex.com.au	bradk@redflex.com.au
(03) 9674 1888	+1 703-871-5141


REDFLEX
HOLDINGS

Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

30 September 2003. The directors are pleased to submit the Annual Report for the 2002/2003 financial year.

This report should be read in conjunction with the 2003 Results Summary provided with the Appendix 4E report released to the ASX on 12 September 2003. The Summary is available on the Redflex website at www.redflex.com.au.

An updated Chairman's report and CEO's report will be included with the Annual Report at the time it is released for mailing to all shareholders. These will include information that is current to that time.

For further information:

Graham Davie
Chief Executive Officer
grahamd@redflex.com.au
(03) 9674 1888

Ron Johnson
Chief Financial Officer
ronj@redflex.com.au
(03) 9674 1888

DIRECTORS' REPORT

Your Directors submit their report for the year ended 30 June 2003.

DIRECTORS

The names and details of the Company's Directors in office during the financial year and until the date of this report are as follows. Directors were in office for the entire period unless otherwise stated.

Names, Qualifications and Special Responsibilities

CHRISTOPHER COOPER – L.L.B., B.Com. (Appointed 14 August 2002)

Chairman

Mr Cooper has practised as a barrister and solicitor since 1977. He has been involved in commercial real estate development, investment and management as well as being an owner and operator of aged care health facilities from 1985 to 2001. Mr Cooper is also a principal and agent manager for significant share investment portfolios and a Director and Manager of numerous private investment companies and trusts.

ROBIN DEBERNADI (Appointed 14 August 2002)

Non Executive Director

Mr Debernadi is a prominent businessman who established and developed a range of products in a horticultural business, the success of which is that it is now known as a household name in the industry. Mr Debernadi has since been successfully engaged in commercial property developments in Victoria and Queensland, while developing a rural property in North Central Victoria. He brings substantial experience in assisting companies involved in high growth phases of their development.

GRAHAM DAVIE – BSc, Grad Dip Mil Av

Chief Executive Officer

Mr Davie is the Chief Executive Officer of the Group and has previously held the position of Managing Director of the Communications business since 1993. He has had ten years experience with the RAAF in engineering design and development, maintenance engineering, software development and support, specification of major systems, and project management.

His expertise also includes airborne avionics, flight simulation, avionics automatic test equipment, air traffic control communications and control systems, airport information display systems, and development of graphics software and system support.

PHILLIP SCANLAN – AM, BEc (Syd), MA (Oxon), MBA (Harvard) (Resigned 26 November 2002)

Non Executive Director

Mr Scanlan has been a public company director since 1984, and acted as a non-executive director and Chairman until his resignation from the Board on 26 November 2002.

DAVID HEANEY (Resigned 26 November 2002)

Non Executive Director

Mr Heaney was a career banker and acted as a non-executive director until his resignation from the Board on 26 November 2002.

THE RT. HON. LORD JOHN GILBERT (Resigned 26 November 2002)

Non Executive Director

Lord Gilbert was U.K. Minister of State for Defence Procurement from May 1997 to August 1999 and held many senior government positions in the UK. Lord Gilbert acted as a non-executive director until his resignation from the Board on 26 November 2002.

COMPANY SECRETARY

MARILYN STEPHENS

Ms Stephens has been the Company Secretary of Redflex Holdings Limited since it listed on the Australian Stock Exchange in February 1997. Prior to that Ms Stephens was Company Secretary to various companies within the Redflex Group for a period of 12 years.

Directors' Interests

The interest of each director in the share capital of Redflex Holdings Limited, at the date of this Report, as contained in the Register of Directors' Shareholding of the Company is:

Director	Beneficial Interest over ordinary shares	Relevant Interest over ordinary shares	Options over Ordinary Shares
Christopher Cooper	10,809	360,676	30,443
Robin Debernadi	120,459	2,686,393	354,380
Graham Davie	951,737	1,054,564	116,306

Directors' interests in options together with terms and conditions are set out in Notes 16 and 25.

Issue of Shares

During the year the Company issued the following shares:

1. 750,000 Ordinary Shares were issued by way of private placement at a price of $0.55 per share fully paid.
2. 18,920,126 Ordinary Shares were issued by way of private placement at a price of $0.4626 per share fully paid.
3. 3,305,453 Ordinary Shares were issued by way of a Share Purchase Plan at a price of $0.4626 per share fully paid.

Issue of Options

During the year ended 30 June 2003, no options were issued or exercised other than 350,000 options issued to Mr Phillip Scanlan and Mr David Heaney, in their capacity as Directors at that time. The options were issued at an exercise price of $1.10 and expire on 31 December 2003.

Expiration of Options

2,482,660 options issued at an exercise price of $3.48 expired on 31 December 2002.

Basic Earnings per Share	**(6.6 cents)**	**0.78 cents**
Diluted Earnings per Share	**(6.6 cents)**	**0.78 cents**
Weighted average number of Ordinary shares used in calculation of Earnings per Share	**56,250,530**	**36,842,841**
Net tangible asset backing per ordinary security	**44 cents**	**60 cents**

Dividends

The Company did not propose or pay any dividends in the year ended 30 June 2003 (2002 – Nil).

Summarised operating results are as follows:

The Company showed revenue from operating activities of $23,499,913 which was down 12.6 % on the previous financial year (2002 - $26,885,484).

The reduction in revenue was due to:

- The divestment of two business divisions which generated revenue of $1,707,436 in the 2002 year.
- Reduced revenue in the Communications Division attributable to the impact of global events and exchange rate exposures; and
- The move in the AUD/USD exchange rate by approximately 20% reducing the reported revenue from the growing USA Traffic business and Communication division revenues within the USA due to translation effects.

The trading profit for the group was $1,312,942 before non-recurring items of $3,199,828 and provisions of $1,850,000. This resulted in a net loss of $3,736,886.

Non-recurring items totalling $3,199,828 included: professional and legal costs associated with a planned capital raising that was not completed, restructuring costs, and unhedged foreign exchange losses on contracts. The foreign exchange losses have arisen from Communications contracts in USD for which the group was unable to put in place adequate forward cover due to the previously

constrained financial circumstances. The provisions relate to non-trading activities which are described further as Specific Expenses in Note 3 to the accounts.

The consolidated operating loss of the Consolidated Entity for the year ended 30 June 2003 after income tax was $3,736,886 (2002 – profit of $288,101).

The operating loss of Redflex Holdings Limited for the year ended 30 June 2003 after income tax was $2,639,521 (2002 – loss of $527,904).

Principal Activities

The principal activities during the financial year of entities within the Consolidated Entity were:

- Continuing development and commercialisation of the Redflex Traffic Image Processing Software and associated traffic violation management systems and hardware;
- Ongoing development and commercialisation of technology associated with voice and data digital switching and related communications systems;

Operating results by business and geographical segments are as follows:

(a) Business Segments

	Corporate	Communications	Traffic	30-Jun-03 Total	30-Jun-02 Total
	$(000)	$(000)	$(000)	$(000)	$(000)
Revenue from sale of goods & services	406	7,382	5,211	12,999	15,880
Revenue from fee for service contracts		0	10,501	10,501	10,448
Total revenue	406	7,382	15,712	23,500	26,328
Consolidated operating profit before tax	(5,550)	61	1,753	(3,736)	288
Total assets	6,259	13,136	25,373	44,768	37,794

(b) Geographical segments

	Australia	USA	Other	30-Jun-03 Total	30-Jun-02 Total
	$(000)	$(000)	$(000)	$(000)	$(000)
Revenue from sale of goods & services	6,756	5,475	768	12,999	15,880
Revenue from fee for service contracts	0	10,501	0	10,501	10,448
Total revenue	6,756	15,976	768	23,500	26,328
Total assets	26,073	18,695	0	44,768	37,794

The Consolidated operating profit before tax shown in the segment information includes nonrecurring costs, provisioning against receivables and an allocation of corporate overheads.

Revenue allocated to the Corporate Division represents revenue received from the Touchscreen business which was discontinued in September 2002.

Corporate Information

Redflex Holdings Limited is a company limited by shares that is incorporated and domiciled in Australia. Redflex Holdings Limited has prepared a consolidated financial report incorporating the entities that it controlled during the year and as detailed in Note 10 to the accounts. The Consolidated entity employed 150 employees as at 30 June 2003 (2002: 145 employees).

Significant changes in the state of affairs

During the year ended 30 June 2003, the state of affairs of the Redflex Group changed significantly as a result of the issue of Ordinary Shares pursuant to the arrangements referred to in "Issues of Shares" above.

The funds raised pursuant to the above share issues have been used to finance the installation of equipment for Redflex's USA contracts, and improve the Group's working capital position.

The RTS Inc USA traffic operations have now reached the stage where they are generating positive cash flow and are no longer reliant on funding from Australia, other than for the capital requirements of the expansion program in installation of Company Infrastructure assets.

Likely developments and expected results

The most significant growth for the ensuing financial year is expected within the Traffic Division. The Company has set internal installation rates for cameras within the USA which can be met predominantly from existing contracts and selections. This growth will be funded from the cash generated from operations together with appropriate funding which is currently being put in place.

After balance date events

There were no after balance date events of significance not otherwise dealt with in this report except for the proposed issue of options to employees as described in Note 21.

Environmental Regulation and Performance

The Directors are not aware of any breaches of environmental legislation affecting the industry in which the Group operates.

Remuneration Policy

A remuneration Committee, currently comprising all members of the Board, has been formed for review of future remuneration arrangements for the Directors, and executive team. The Chief Executive's remuneration is approved by the Board. A policy for determining the amount and nature of emoluments and the linkage with the Company's performance is currently being finalised with senior management remunerated with a salary package comprising performance based financial incentives. The Company has sought expert advice from external advisors on appropriate levels of performance based incentives for senior management.

Emoluments of Directors of Redflex Holdings Limited

Emoluments	Base Fee $	Other $	Options granted at $1.10 expiring on December 31 2003	Termination & Similar Payments $
Phillip Scanlan	32,146	3,116	250,000	0
David Heaney	16,073	1,558	100,000	0
John Gilbert	10,950		0	0
Robin Debernadi	0	0	0	0
Christopher Cooper	0	0	0	0
Graham Davie	158,257	14,243	0	0

Emoluments of the five most highly paid executive officers of the Company and the Consolidated Entity.

The Directors have determined the officers of the Company to be the Chief Executive Officer and heads of the business units.

Emoluments	Base Fee $	Other $	Options Granted (Number)
Bruce Higgins	264,068	59,911	0
Graham Davie	158,257	14,243	0
Ron Johnson	158,404	13,536	0
Ricardo Fiusco	153,889	12,500	0
Peter Harrison	130,000	11,700	0

Indemnification of Officers and Auditors

The Company has agreed to indemnify the following current Directors of the Company: G. Davie, R Debernadi, C Cooper and the following former Directors, P Scanlan, D Heaney, J Gilbert and the Company Secretary and all executive officers of the Company and of any related body corporate, against any liability that may arise from their position within the Company. The contract of insurance prohibits disclosure of the nature of the liability indemnified.

The ultimate parent entity paid premiums in respect of Directors and Officers liability insurance during the financial year. The contract of insurance does not include details of premiums paid in respect of individual officers of the Company and prohibits disclosure of the amount of the premium paid.

The Company has not otherwise, during or since the end of the financial year, indemnified or agreed to indemnify any auditor of the Company, or any related entity, against a liability incurred in their capacity as an auditor.

Directors' Meetings

Directors' meetings held and attended during the year ended 30 June 2003, and up to the date of this report were:

	No of Directors Meetings held while in office	Number of Directors Meetings attended	Audit Committee	Remuneration Committee
Graham Davie	21	21	3	3
Robin Debernadi	20	20	2	2
Chris Cooper	20	19	2	2
Phillip Scanlan	10	10	1	1
David Heaney	10	8	1	1
John Gilbert	10	7		

Ethical Standards

The Consolidated Entity has in place a Code of Conduct that identifies the appropriate professional conduct for its dealings with shareholders, management, employees and other persons. The self-regulatory measures contained within this code are important in increasing the awareness of shareholders, and others who deal with the Company, that Redflex Holdings Limited takes responsibility for its own conduct so that they may feel confident as to the integrity of the Company and its decision making processes.

This Code of Conduct has been implemented by the Board of Directors, who review compliance with the code and review its contents on an ongoing basis.

The Code currently includes standards in respect of the provision of a safe and healthy workplace, fair employment practices, compliance with business practice legislation, share trading by employees and Directors, financial reporting and dealings with customers and shareholders.

Identifying and managing business risks

The Board regularly monitors the operational and financial performance of the Company and Consolidated Entity against budget and other key performance measures. The Board also reviews and receives advice on areas of operational and financial risks. Appropriate risk management strategies are developed to mitigate all significant identified risks of the business.

Tax Consolidation

For the purposes of income taxation, the directors of Redflex Holdings Limited and its 100% Australian owned subsidiaries have decided to form a tax consolidated group. Members of the group will enter into a tax sharing arrangement in order to allocate income tax expense to the wholly owned subsidiaries on a prorata basis.

Corporate Governance

In recognising the need for the highest standards of corporate behaviour and accountability, the Directors of Redflex Holdings Limited support and have adhered to the principles of corporate governance. The company's corporate governance statement is contained in the following section of this annual report.

Signed in accordance with a resolution of the Directors.

Graham Davie
Director

Melbourne, 30 September 2003

Directors' Declaration

Redflex Holdings Limited ACN 069 306 216

In accordance with a resolution of the Directors of Redflex Holdings Limited, I state that:

In the opinion of the Directors:

the financial statements and notes of the Company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2003 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Graham Davie
Director

Melbourne, 30 September 2003

Corporate Governance Statement

Redflex Holdings Limited ACN 069 306 216

The Board of Directors of Redflex Holdings Limited is responsible for the corporate governance of the consolidated entity. The Board guides and monitors the business and affairs of Redflex Holdings Limited on behalf of the shareholders by whom they are elected and to whom they are accountable.

To ensure the Board is well equipped to discharge its responsibilities, it has established guidelines for the operation of the Board. In accordance with ASX Listing Rule 4.10.3, the Directors provide hereunder the main corporate governance practices of the Consolidated Entity:

Composition of the Board

The composition of the Board is determined in accordance with the following principles and guidelines:

the Board shall comprise at least three directors and should always maintain a majority of non-executive directors

the Chairman should be a non-executive director

the Board shall comprise directors with an appropriate range of qualifications and experience; and

the Board shall meet at least monthly and follow meeting guidelines to ensure all necessary information is available to participate in an informed discussion of all agenda items.

The Directors in office at the date of this report are

Mr Christopher Cooper	Chairman, Non-executive Director
Mr Robin Debernadi	Non-executive Director
Mr Graham Davie	Chief Executive Officer

Nomination Committee

The size of the Board does not warrant a separate Nomination Committee. Any proposed Board appointments will be determined by the full Board.

Remuneration Committee

The Board is responsible for determining and reviewing compensation arrangements for the directors themselves and the chief executive officer and the executive team. The remuneration committee is currently constituted with all Directors as members.

Audit Committee

The Board has established an audit committee, which operates under a charter established by the Board. It is the Board's responsibility to ensure that an effective internal control framework operates within the entity. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, including the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information as well as non financial considerations such as the benchmarking of operational key performance indicators. The Board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the consolidated entity to the audit committee.

The Committee also provides the Board with additional assurance regarding the reliability of financial information for inclusion in the financial reports. All Directors are currently on the audit committee.

The external auditor is invited to attend all audit committee meetings.

The audit committee is also responsible for directing and monitoring the internal audit function and nomination of the external auditor and reviewing the adequacy of the scope and quality of the annual statutory audit and half-year statutory review.

Board responsibilities

As the Board acts on behalf of and is accountable to the shareholders, the Board seeks to identify the expectations of the shareholders, as well as other regulatory and ethical expectations and obligations. In addition, the board is responsible for identifying areas of significant business risk and ensuring arrangements are in place to adequately manage those risks.

The responsibility for the operation and administration of the consolidated entity is delegated by the Board to the chief executive officer and the executive team. The Board assures that this team is adequately qualified and experienced to discharge their responsibilities and has in place procedures to assess the performance of the chief executive and the executive team.

The Board is responsible for ensuring that management's objectives and activities are aligned with the expectations and risks identified by the board. To ensure this is achieved the board has a number of mechanisms in place, including:

The Board approves strategic plans, operating plans and budgets. The Board also reviews implementation by management, monitors progress against budget, including establishment and monitoring of key performance indicators for all significant business processes, designed to meet stakeholders needs and manage business risk.

The Board is actively involved in developing and approving initiatives and strategies designed to ensure the continued growth and success of the entity, including:

Establishment of committees to report on occupational health and safety and environmental issues and concerns;

Procedures to allow directors to seek professional independent advice at the company's expense;

Procedures to allow directors to review approval of contracts and financing arrangements including financial risk in such areas as currency, interest rate and credit policies and exposures, and to monitor management's actions to ensure they are in line with company policy.

Monitoring of the Board's Performance and Communication to Shareholders

In order to ensure the Board continues to discharge its responsibilities in an appropriate manner, the performance of all directors is reviewed annually by the Chairman.

Directors whose performance is unsatisfactory are asked to retire.

Information is communicated to shareholders through:

- The annual report which is distributed to all shareholders
- The half-yearly report which is performed by way of an ASX release.
- The annual general meeting
- ASX releases in accordance with the entity's continuous disclosure policy
- Information available on the company's website at www.redflex.com.au

STATEMENT OF FINANCIAL PERFORMANCE

FOR YEAR ENDED 30 JUNE 2003

	Note	Consolidated Entity 30-Jun-03 $	Consolidated Entity 30-Jun-02 $	Redflex Holdings Limited 30-Jun-03 $	Redflex Holdings Limited 30-Jun-02 $
Revenue from Ordinary Activities	2	**23,516,739**	**26,885,484**	**0**	**0**
Operating expenses					
Materials & Consumables used	3	(5,599,099)	(5,176,158)	0	0
Depreciation and amortisation expense	3	(3,706,804)	(2,726,781)	0	0
Borrowing Costs	3	(141,764)	(162,762)	0	0
Salaries & Wages Expense	3	(12,140,971)	(11,705,558)	0	0
Outlays Capitalised in Research & Development		1,653,761	1,815,380	0	0
Other expenses from Ordinary activities		(1,970,177)	(8,327,504)	(898,778)	(423,904)
Provision for Doubtful debts		(158,000)	0	0	0
Specific Expenses	3 (b)	(5,190,571)	(314,000)	(1,740,743)	(104,000)
Profit (Loss) from Ordinary Activities before Income Tax		**(3,736,886)**	**288,101**	**(2,639,521)**	**(527,904)**
Income Tax (Expense) / Benefit attributable to Ordinary Activities	4	0	0	0	0
Net Profit / (Loss) attributable to members of Redflex Holdings Limited		**(3,736,886)**	**288,101**	**(2,639,521)**	**(527,904)**
Net exchange difference on translation of foreign statements of foreign controlled entity.		(2,926,294)	(202,580)	0	0
Equity raising costs		(67,518)	(907,217)	(67,518)	(907,217)
Total changes in equity not resulting from transactions with owners as owners		**(6,730,698)**	**(821,696)**	**(2,707,039)**	**(1,435,121)**

Basic earnings per share	**(6.6 cents)**	**0.78 cents**
Diluted earnings per share	**(6.6 cents)**	**0.78 cents**

STATEMENT OF FINANCIAL POSITION
AS AT 30 JUNE 2003

	Note	Consolidated Entity 30-Jun-03 $	Consolidated Entity 30-Jun-02 $	Redflex Holdings Limited 30-Jun-03 $	Redflex Holdings Limited 30-Jun-02 $
Current Assets					
Cash Assets		1,070,124	401,403	105,481	1,606
Term Deposits		1,112,425	201,826	1,026,134	0
Receivables	8(a)	5,329,976	4,808,540	94,476	0
Inventories	9	10,548,366	5,748,241	0	0
Other	13	843,031	991,600	778,071	70,100
		18,903,922	12,151,610	2,004,162	71,706
Non-Current Assets					
Receivables	8(b)	265,511	1,810,300	54,279,588	42,766,803
Investments	10	0	0	3,740,142	3,740,142
Property Plant & Equipment	11	18,765,420	18,043,730	108,687	0
Capitalised Research & Development	12	6,833,546	5,788,064	0	0
		25,864,477	25,642,094	58,128,417	46,506,945
Total Assets		44,768,399	37,793,704	60,132,579	46,578,651
Current Liabilities					
Payables	14	4,429,511	3,918,187	70,817	206,398
Interest – bearing liabilities	14	769,000	292,121	516,022	292,121
Employee Provisions	15	415,416	428,541	45,862	0
		5,613,927	4,638,849	632,701	498,519
Non Current Liabilities					
Interest – bearing liabilities	14	2,171,351	0	2,171,351	0
Borrowings	14	0	0	6,665,173	3,486,587
Employee Provisions	15	339,533	433,722	123,695	0
		2,510,884	433,722	8,960,219	3,486,587
Total Liabilities		8,124,811	5,072,571	9,592,920	3,985,106
Net Assets		**36,643,588**	**32,721,133**	**50,539,659**	**42,593,545**
Equity					
Contributed Equity	16	59,733,895	49,148,260	59,733,895	49,148,260
Reserves	16	(3,128,874)	(202,580)	0	0
Accumulated Losses	17	(19,961,433)	(16,224,547)	(9,194,236)	(6,554,715)
Total Equity		**36,643,588**	**32,721,133**	**50,539,659**	**42,593,545**

STATEMENT OF CASHFLOWS

FOR THE YEAR ENDED 30 JUNE 2003

	Note	Consolidated Entity		Redflex Holdings Limited	
		30-Jun-03	30-Jun-02	30-Jun-03	30-Jun-02
		$	$	$	$
Cash Flows from Operating Activities					
Receipts from customers		22,256,603	26,129,139	0	0
Payments to suppliers and employees		(26,352,573)	(26,389,216)	(4,198,955)	(406,133)
Interest received		78,074	123,923	13,463	0
Interest and other costs of finance paid		(146,979)	(162,762)	(141,674)	0
Net Cash Flows from (Used in) operating activities - Note 19		(4,164,875)	(298,916)	(4,327,166)	(406,133)
Cash Flows from Investing Activities					
Payments for property, plant and equipment		(6,586,731)	(7,606,610)	(215,748)	0
Sale (Acquisition) of Minority Interest in Visible Voice		0	160,044	0	0
Capitalised research and development		(1,813,539)	(1,157,065)	0	0
Net Cash Flows from (Used in) investing activities		(8,400,270)	(8,603,631)	(215,748)	0
Cash Flows from Financing Activities					
Loans to Related Parties		0	(774,858)	(8,334,099)	(9,409,186)
Bank Borrowings		2,687,373	0	2,687,373	0
Lease liability incurred		252,978	0	0	0
Shareholder loans received (paid)		(292,121)	49,296	(292,121)	49,296
Cash proceeds from share issues		10,653,154	10,306,356	10,653,154	10,306,356
Share Issue Costs		(67,518)	(907,217)	(67,518)	(907,217)
Net Cash Flows from (Used in) financing activities		13,233,866	8,673,577	4,646,789	39,249
Net Increase/(Decrease) in Cash held		668,721	(228,970)	103,875	(366,884)
Cash at Beginning of Financial Year		401,403	630,373	1,606	368,490
Cash at End of Financial Year		1,070,124	401,403	105,481	1,606
Reconciliation of Cash					
Cash at the end of the year consists of:					
Cash on hand		1,385	0	180	0
Cash at bank		1,068,739	401,403	105,301	1,606
		1,070,124	401,403	105,481	1,606

Notes to the Financial Statements for the year ended 30 June 2003

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

This financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001 which includes applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with. The accounting policies adopted are consistent with those of the previous year. The financial report has been prepared in accordance with the historical cost convention.

Principles of Consolidation

The Consolidated financial statements are those of the consolidated entity, comprising Redflex Holdings Limited (the parent company) and all entities controlled by the company during the year. The financial statements of subsidiaries are prepared for the same accounting period as the parent company, using consistent accounting policies. All intercompany balances and transactions, including unrealised profits arising from intragroup transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

Comparatives

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

The companies comprising the Redflex Group

Redflex Holdings Limited is the Chief Entity. Refer to note 10 for details of all entities comprising the Consolidated Entity

Funding requirements and the basis of preparing the financial report

The financial report has been prepared using the going concern convention which contemplates the continuing orderly commercialisation by the Group of its technologies. The ongoing growth in group revenue, particularly in relation to the USA Traffic Division, will require additional working capital. The Company believes this funding will be sourced from its bankers, financiers and/or shareholders.

Cash and cash equivalents

For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks readily convertible to cash within two working days at nominal value, net of any outstanding bank overdrafts where offset arrangements exist.

Research and Development Costs

Research and development costs are deferred only where they are expected to give rise to significant future benefits. Such costs are amortised over future periods on a basis related to those expected future benefits. The commencement date for amortisation is the date of commissioning the product and capitalised costs are amortised over a ten year period.

Research and Development Syndication

The Group's entitlement to research and development funding and obligations related thereto were finalised during the prior financial year.

Foreign Currencies

Transactions in foreign currencies of entities within the Consolidated Entity are converted to local currency at the rate of exchange ruling at the date of the transaction.

Amounts payable to and by the entities within the Consolidated Entity that are outstanding at the balance date and are denominated in foreign currencies have been converted to local currency using rates of exchange ruling at the end of the financial year.

A monetary item arising under a foreign currency contract outstanding at the reporting date where the exchange rate for the monetary item is fixed in the contract is translated at the exchange rate fixed in the contract. Except for certain foreign currency options, all resulting exchange rate differences arising upon settlement or restatement are recognised as revenues and expenses for the year.

All exchange differences arising on settlement or re-statement are brought to account in determining the profit or loss for the financial year, and transactions costs, premiums and discounts on forward currency contracts are deferred and amortised over the life of the contract. Premiums on foreign currency options are expensed as incurred.

The USA traffic entity is considered financially and operationally independent of the parent entity. Accordingly the financial reports of the overseas operations are translated using the current rate method and any exchange differences are taken directly to the foreign currency translation reserve.

Leases

Leases are classified at their inception as either financial or operating leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight line basis.

Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the group are treated as financial leases and capitalised at the present value of the minimum lease payments and disclosed as property, plant & equipment. A lease liability of equal value is also recognised.

Capitalised lease assets are depreciated over the term of the lease. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and recognised directly in the operating results.

Property Plant & Equipment

Cost and Valuation

Items of property plant and equipment comprising a class of non-current assets are brought to account at cost and have not been revalued.

Depreciation

Depreciation rates are adopted as follows:

Leasehold Improvements: 20% pa straight line
Furniture & Fittings : 13-18% pa reducing balance
Property, Plant & Equipment : Straight line over a period of seven years
The depreciation rates are consistent with the prior year.

Taxes

Income Taxes

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent that timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related income tax benefit, calculated at current rates, is treated as a future income tax benefit or deferred income tax. Tax benefits arising from net timing differences and carry forward tax losses are not brought to account as the benefit which has not been brought to account will only be obtained if:

(i) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised;
(ii) the conditions for deductibility imposed by tax legislation continue to be complied with; and
(iii) no changes in tax legislation adversely affect the Consolidated Entity in realising the benefit.

Earnings per share

Basic EPS is calculated as net profit attributable to members divided by the weighted average number of ordinary shares, adjusted for any bonus element where applicable. Diluted EPS is calculated as the net profit attributable to members, adjusted for costs of servicing equity, the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses, and other non-discretionary changes in revenue and expenses during the period that would result from the dilution of potential ordinary shares divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

Investments

All investments are non-current and are carried at the lower of cost and recoverable amount.

Employee Benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include salaries and wages, sick leave and long service leave.
Any liabilities expected to be settled within twelve months are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled.
All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash flows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.
The consolidated entity has adopted the revised Accounting Standard AASB 1028 "Èmployee Benefits" which has resulted in a change in the accounting policy for the measurement of employee benefit liabilities. Previously the consolidated entity measured the provision for employee benefits based on remuneration rates at the date of recognition of the liability. The effect of the revised policy is immaterial.

Recoverable Amounts

Non-current assets have not been revalued to an amount above their recoverable amount, and in determining the recoverable amount, cash flows are not discounted, and where carrying values exceed this recoverable amount, assets are provided for.

Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sale of Goods

Control of the goods has passed to the buyer.

Rendering of Services

Where the contract outcome can be reliably measured:

- control of a right to be compensated for the services has been attained and the stage of completion can be reliably measured. Stage of completion is measured by reference to the material costs and labour hours incurred to date as a percentage of total material costs and estimated labour hours for each contract.

Where the contract outcome cannot be reliably measured:

- revenue is recognised only to the extent that costs have been incurred.

Interest revenue

Control of the right to receive the interest payment.

Inventories

Inventories are valued at the lower of cost and net realisable value.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

- Raw Materials - purchase cost on a first-in-first-out basis; and
- Finished goods and work-in-progress - cost of direct material and labour and a proportion of manufacturing overheads based on normal operating capacity.
- Infrastructure Components – Components held for resale or conversion into fixed in-ground installations for traffic contracts is carried at cost. The conversion of these components to property, plant and equipment occurs at the point newly contracted sites are commissioned.

Financial Instruments

The Consolidated Entity's accounting policies, including the terms and conditions of each class of financial asset, financial liability and equity instrument, both recognised and unrecognised at the balance date, are as follows. The interest rate risk and fair market valuation of financial instruments are shown in note 26.

Recognised financial instruments	Accounting Policies	Terms and Conditions
(i) Financial Assets		
Receivables – Trade	Trade receivables are carried at nominal amounts due less any provision for doubtful debts. A provision for doubtful debts is recognised when collection of the full nominal amount is no longer probable.	Credit sales are on 30 day terms.
Receivables – Controlled Entities	Amounts (other than trade debts) receivable from related entities are carried at nominal amounts due. Interest (when charged) is taken up as income on an accrual basis.	Loans are at call and non interest bearing.
Receivables – Other Corporations	Amounts (other than trade debts) receivable from non related parties/entities are carried at nominal amounts due. Interest (when charged) is taken up as income on an accrual basis.	Loans and interest outstanding, if any, are at call.

Term deposits	Short term deposits are predominantly in USD and converted at year end rates. They are stated at the lower of cost and net realisable value. Interest is recognised when earned	Short term deposits have an average maturity of 90 days and effective interest rates of between 1.0% and 2%.
Security Deposit	Security deposits are stated at the lower of cost and net realisable value. Interest is recognised when earned	Security deposits remain for the term of the lease and achieve effective interest rates of ~2%.
(ii) Financial Liabilities		
Bank Borrowings	Bank borrowings are in USD, converted at year end exchange rates and carried at the principal amount. Interest is charged as an expense as it accrues.	Interest is charged at the bank's benchmark rate plus margin.
Payables	Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the Consolidated Entity.	Trade liabilities are normally settled between 30 and 60 days.
Amount payable to Controlled Entities	Loans from related parties are carried at the principal amount. Interest (when charged by the lender) is taken up as an expense on an accrual basis.	Loans are at call and non interest bearing.
Amount payable to Shareholders	Loans from shareholders are carried at the principal amount. Interest is taken up as an expense on an accrual basis.	Loans are at call and non interest bearing.
(iii) Equity		
Ordinary Shares	Issued and paid-up capital is recognised at the fair value of the consideration received by the company.	The Company is authorised to issue up to 200,000,000 Ordinary Shares. Details of shares issued and the terms and conditions of options outstanding over Ordinary Shares at balance date are set out in Note 16.

NOTE 2 REVENUE FROM ORDINARY ACTIVITIES

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-03	30-Jun-02	30-Jun-03	30-Jun-02
	$	$	$	$
Revenue from operating activities:				
Revenue from sale of goods & services	12,997,964	15,880,270	0	0
Revenue from fee for service contracts	10,501,949	10,447,748	0	0
Total revenue from operating activities	23,499,913	26,328,018	0	0
Revenues from outside the operating activities:				
Interest from other persons	16,826	123,923	0	0
Sundry Income	0	433,543	0	0
Total revenue from outside the operating activities	16,826	557,466	0	0
Total revenue from ordinary activities	**23,516,739**	**26,885,484**	0	0

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-03	30-Jun-02	30-Jun-03	30-Jun-02
	$	$	$	$
NOTE 3 EXPENSES AND LOSSES				
Movements in Work In Progress	(4,239,665)	11,672	0	0
Operating lease rental	340,971	363,286	0	0
Other expenses from operating activities	5,868,871	7,952,546	898,778	423,904
	1,970,177	8,327,504	898,778	423,904
Depreciation of plant & equipment	2,938,747	2,199,465	0	0
Amortisation of intangibles	768,057	527,316	0	0
	3,706,804	2,726,781	0	0
Materials & Consumables used	5,599,099	5,176,158	0	0
Interest expense other persons and corporations	141,764	162,762	0	0
Outlays capitalised in Intangibles	(1,653,761)	(1,815,380)	0	0
Salaries & wage expense	12,140,971	11,705,558	0	0
Provision for Doubtful debts	158,000	0	0	0
Specific expenses	5,190,571	314,000	1,740,743	104,000
Total expenses from ordinary activities	**27,253,625**	**26,597,383**	**2,639,521**	**527,904**
Specific Expenses:				
Profit from Ordinary activities before income tax expense includes the following expenses whose disclosure is relevant in explaining the financial performance of the entity:				
During the previous Financial Year the company disposed of a business where consideration for the sale of the business includes payment from future royalties. The Directors have reassessed and provided for the carrying value of the future receivable due to the uncertainty relating to the receipt of future royalties.	1,250,000	210,000	1,250,000	0
Provision for writedown of receivables emanating from past Structured Finance transactions.	350,000	0	100,000	0
Foreign exchange losses arising from inability to hedge foreign currency receivables. The Company did not have the capacity to hedge these longer term receivables until establishing a relationship with its current bankers early in 2003. All future receivables under these contracts are covered by an option to hedge using foreign exchange options at a rate of AUD/USD 0.625	1,756,768	0	0	0
During the year the company incurred non-recurring costs comprising: costs associated with planned debt/equity financing activity in the USA that was not completed when a more favourable financing option became available	1,240,949	0	0	0
and costs associated with group restructuring.	202,111	0	0	0
Provision for unrecovered loan balances relating to the ESAS loan scheme.	390,743	104,000	390,743	104,000
Total Specific Expenses	**5,190,571**	**314,000**	**1,740,743**	**104,000**

Disposal of Business

During the previous financial year Redflex Holdings Limited entered into an agreement to divest its wholly owned subsidiary, Visible Voice Pty Ltd and its 100% interest in the Visible Voice Unit Trust, where part of the consideration for the sale included reimbursement for losses subsequent to January 1 2002 together with the book value of the Trust net assets. The consideration comprised an initial cash consideration of $160,044, payments of $551,192 due within the next twelve months, future IVR services for $200,000 and future royalties of $731,236 from prospective future sales.
Sales of $431,650 and a non-recurring operating loss of $806,277 were recorded against the consolidated results for the previous financial year.

Assets and liabilities disposed of were:

Cash balances	0
Inventory	108,007
Other assets	1,022,788
Fixed assets	117,604
Losses refunded	473,364
Total assets	1,721,763
Creditors & accrued liabilities	96,352
Total liabilities	96,352
Sale Consideration received	160,044
Sale Consideration receivable	1,482,671
Profit on Sale of business	17,304

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-03 $	30-Jun-02 $	30-Jun-03 $	30-Jun-02 $
NOTE 4 INCOME TAX				
Carried Forward Tax Losses:				
The prima facie income tax on the profit (loss) from operations is reconciled to the income tax (expense)/benefit as follows:				
Profit/(Loss) from Operations before Income Tax	(3,736,886)	288,101	(2,639,521)	(527,904)
The prima facie tax, using tax rates applicable in Australia of 30% (2002 - 30%), on profit (loss) from operations differs from the accounts as follows:				
Prima facie tax on profit (loss) from operations	(1,121,066)	86,430	(791,856)	(174,208)
Tax effect of permanent differences	(430,500)	(468,297)	781,629	0
Under (over) provision in prior years	(305,055)	0	0	0
Carried forward (losses offset) benefits created	1,246,511	381,867	(10,227)	174,208
Income Tax Expense	0	0	0	0
Future income tax benefits from carry forward income tax losses not brought to account	4,218,654	2,972,143	390,561	400,788

The above future income tax benefit which has not been brought to account will only be obtained if:
(i) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised;
(ii) the conditions for deductibility imposed by tax legislation continue to be complied with; and
(iii) no changes in tax legislation adversely affect the Consolidated Entity in realising the benefit
(iv) the company has no franking credits.

During the year ended 30 June 1995 the Company sought and obtained a favourable private tax ruling relating to the eligibility of the carried forward tax losses. As a result of issues identified in calculating these tax losses, the Company has sought advice as to whether income derived by the Company from R&D Syndication is of a revenue or capital nature for taxation purposes, and also as to the extent to which the tax losses available to the Company are able to be used to offset that income. On the basis of advice received the Company does not believe that any contingent liability exists regarding the eligibility of carried forward tax losses.

Tax Consolidation

For the purposes of income taxation, the directors of Redflex Holdings Limited and its 100% Australian owned subsidiaries have decided to form a tax consolidated group. Members of the group will enter into a tax sharing arrangement in order to allocate income tax expense to the wholly owned subsidiaries on a prorata basis. In addition the agreement provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations.

		Consolidated Entity		Redflex Holdings Limited	
		30-Jun-03	30-Jun-02	30-Jun-03	30-Jun-02
		$	$	$	$
NOTE 5	**REMUNERATION OF DIRECTORS**				
	The Directors of the Redflex Holdings Limited during the year were:				
	Chris Cooper (appointed 14 August 2002)				
	Robin Debernadi (appointed 14 August 2002)				
	Graham Davie				
	John Gilbert (resigned 26 November 2002)				
	Phillip Scanlan (resigned 26 November 2002)				
	David Heaney (resigned 26 November 2002)				
	Remuneration, including superannuation, paid or payable or otherwise made available in respect of the financial year to all Directors of Redflex Holdings Limited directly or indirectly, from the entity or any related party.			236,343	621,409
	Remuneration, including superannuation, paid or payable or otherwise made available in respect of the financial year, to all Directors of each entity in the Consolidated Entity, directly or indirectly, by the entities of which they are Directors or any related party.	961,738	1,151,616		
	Number of Directors of Redflex Holdings Limited whose remuneration including superannuation contributions fell within the following bands				
	$0 - $9,999			2	1
	$10,000 - $19,999			2	1
	$20,000 - $29,999				2
	$30,000 - $39,999			1	1
	$90,000 - $99,999				
	$130,000 - $139,999				
	$160,000 - $169,999				1
	$170,000 - $179,999			1	
	$300,000 - $349,999				1

Mr Christopher Cooper and Mr Robin Debernadi declined to accept Directors fees during the year.

		Consolidated Entity		Redflex Holdings Limited	
		30-Jun-03	30-Jun-02	30-Jun-03	30-Jun-02
		$	$	$	$
NOTE 6	**REMUNERATION OF EXECUTIVE OFFICERS**				
	Remuneration received or due and receivable by executive officers of the Consolidated Entity whose remuneration including superannuation is $100 000 or more, from entities in the Consolidated Entity or a related party, in connection with the management of the affairs of the entities in the Consolidated Entity whether as an executive officer or otherwise.	976,509	805,956		
	Remuneration received or due and receivable by executive officers of the Company whose remuneration including superannuation is $100,000 or more, from the Company or any related party, in connection with the management of the affairs of the Company or any related party, whether as an executive officer or otherwise.			344,440	0
	Number of executive officers of the Consolidated Entity and the Company whose remuneration falls within the following bands:				
	$130,000 - $139,999		1		
	$140,000 - $149,999	1			
	$150,000 - $159,999		1		
	$160,000 - $169,999	1	1		
	$170,000 - $179,999	2		2	0
	$300,000 - $349,999	1	1		

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-03	30-Jun-02	30-Jun-03	30-Jun-02
	$	$	$	$
NOTE 7 AUDITOR'S REMUNERATION				
Amount received or due and receivable by Ernst & Young for:				
Auditing the financial report of the entity and subsidiaries.	97,585	101,882	97,585	101,882
Auditing of separate financial statements for subsidiaries within Australia	28,000	22,000	0	0
Auditing of separate financial statements for subsidiaries outside Australia	112,327	0	0	0
Assurance services in relation to Rights Issue Prospectus	0	55,000	0	55,000
Other advisory services	18,900	78,797	0	0
	256,812	**257,679**	**97,585**	**156,882**

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-03	30-Jun-02	30-Jun-03	30-Jun-02
	$	$	$	$
NOTE 8 RECEIVABLES				
(a) Current				
Trade Debtors	4,950,266	3,706,956	0	0
Other Debtors	793,417	765,525	193,723	0
Other Corporations	290,293	336,059	446,753	0
Provision for non-recovery	(704,000)	0	(546,000)	0
	5,329,976	4,808,540	94,476	0
(b) Non Current				
Controlled entities	0	0	54,091,829	42,117,716
Other Corporations	1,779,511	2,020,300	1,241,759	649,187
Provision for non-recovery	(1,514,000)	(210,000)	(1,054,000)	0
	265,511	2,020,300	54,279,588	42,766,903
	5,595,487	1,810,300	54,374,064	42,766,903

Recovery of loans to employees under the Employee Share Acquisition Scheme

Redflex Holding Ltd has made loans to eligible employees to assist in the acquisition of shares in Redflex. These loans have been made pursuant to the Employees Share Acquisition Plan, approved by shareholders and are classified as Other Debtors.

A provision of $250,000 has been made for the potential non-recovery of parts of these loans, which may arise where the amount due is less than the market value of the shares acquired, and for which the loan matures within twelve months. At 30 June 2003, this amount would potentially apply to:

- loans associated with the issue of 84,225 shares where the shares were issued at $2.60
- loans associated with the issue of 15,537 shares where the shares were issued at $3.40.
- loans associated with the issue of 73,465 shares where the shares were issued at $1.66
- loans associated with the issue of 26,400 shares where the shares were issued at $1.52
- loans associated with the issue of 79,935 shares where the shares were issued at $0.60

Based on a market price of $0.90 as at the date of the preparation of these accounts, the net potential reduction to employee's loans is $ 252,000 should all of these loans become repayable at that time.

		Consolidated Entity		Redflex Holdings Limited	
		30-Jun-03	30-Jun-02	30-Jun-03	30-Jun-02
		$	$	$	$
NOTE 9	**INVENTORIES**				
	Raw Materials – at cost	1,221,367	2,296,230	0	0
	Work in Progress – at cost	5,932,392	1,692,727	0	0
	Infrastructure Components – at cost	3,394,607	1,759,284	0	0
		10,548,366	5,748,241	0	0

NOTE 10 INVESTMENTS

Shares in controlled entities	Country of Incorporation	% Owned		Investment in Subsidiary	
		30-Jun-03	30-Jun-02	30-Jun-03	30-Jun-02
Controlled Entities of Redflex Holdings Limited				$	$
Redflex Limited	Aust	100	100	3,356,669	3,356,669
Aerospace Systems Ltd	Aust	100	100	100,003	100,003
Silverlene (R&D) Pty Ltd	Aust	100	100	283,470	283,470
Redflex Traffic Systems Inc	USA	100	100	1	1
				3,740,143	**3,740,143**
Controlled Entities of Redflex Limited					
Redflex Touchscreens Pty Ltd	Aust	100	100		
Redflex Communications Systems Pty Ltd	Aust	100	100		
Redflex Management Services Pty Ltd	Aust	100	100		
Redflex Finance Pty Ltd	Aust	100	100		
Aerospace JVCO (Australia) Ltd	Aust	100	100		
Taglink Pty Ltd	Aust	100	100		
Tiripa Pty Ltd	Aust	100	100		
APR Investments Pte Ltd (a)	Singapore	100	100		
Redprime Pty Ltd	Aust	100	-		
Controlled Entities of Redflex Communications Systems Pty Ltd					
Redflex Communication Systems Inc	USA	100	100		
Controlled Entities of Redflex Traffic Systems Inc					
Redflex Traffic Systems Pty Ltd	Aust	100	100		
Traffic Safety Systems Inc	USA	100	100		

(a) This Company is not audited by Ernst & Young, the Redflex Holdings Limited's auditors.

		Consolidated Entity		Redflex Holdings Limited	
		30-Jun-03	30-Jun-02	30-Jun-03	30-Jun-02
		$	$	$	$
NOTE 11	**PROPERTY PLANT & EQUIPMENT**				
	Furniture and Fittings	747,581	498,942	72,375	0
	Leasehold Improvements	355,699	336,093	69,263	0
	Plant and Equipment	25,574,747	22,182,556	74,110	0
		26,678,027	23,017,590	215,748	0
	Less Accumulated depreciation				
	Furniture and Fittings	(473,042)	(241,087)	(32,337)	0
	Leasehold Improvements	(200,297)	(159,302)	(40,319)	0
	Plant and Equipment	(7,239,268)	(4,573,470)	(34,405)	0
		(7,912,607)	(4,973,860)	(107,061)	0
	Total Written Down Amount	18,765,420	18,043,730	108,687	0

	Consolidated Entity 30-Jun-03 $	Redflex Holdings Limited 30-Jun-03 $
Furniture and Fittings		
Carrying amount at beginning	257,855	0
Inter-group transfer	0	72,375
Additions	248,639	0
Disposals	0	0
Depreciation Expense	(231,955)	(32,337)
	274,539	40,038
Leasehold Improvements		
Carrying amount at beginning	176,791	0
Inter-group transfer	0	158,993
Additions	19,606	0
Disposals	0	(89,730)
Depreciation Expense	(40,995)	(40,319)
	155,402	28,944
Plant & Equipment		
Carrying amount at beginning	17,609,086	0
Inter-group transfer	0	74,110
Additions	3,392,190	0
Disposals	0	0
Depreciation Expense	(2,665,797)	(34,405)
	18,335,479	39,705
Total Written Down Amount	18,765,420	108,687

Plant and equipment included an amount of $Nil relating to Capital Works In Progress at year end. (2002 -$1,581,858).
The Company's banker provides a USD 3.3 million loan facility which is secured by a Mortgage Debenture over the assets and undertakings of Redflex Holdings Limited and its subsidiaries.

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-03 $	30-Jun-02 $	30-Jun-03 $	30-Jun-02 $
NOTE 12 CAPITALISED RESEARCH & DEVELOPMENT				
Research and Development Expenditure Capitalised (at Cost)	8,628,919	6,815,380	0	0
Less accumulated amortisation	(1,795,373)	(1,027,316)	0	0
	6,833,547	5,788,064	0	0

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-03 $	30-Jun-02 $	30-Jun-03 $	30-Jun-02 $
NOTE 13 OTHER ASSETS				
Current -				
Prepayments	328,031	476,600	263,071	70,100
Security Deposit	515,000	515,000	515,000	0
	843,031	991,600	778,071	70,100

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-03	30-Jun-02	30-Jun-03	30-Jun-02
	$	$	$	$
NOTE 14 PAYABLES & INTEREST BEARING LIABILITIES				
(a) Current – Payables				
Trade Creditors	3,527,923	2,118,155	0	0
Other Creditors	901,588	1,800,032	70,817	206,398
	4,429,511	3,918,187	70,817	206,398
Current – Interest Bearing Liabilities				
Bank Borrowings	516,022	0	516,022	0
Lease liability	252,978	0	0	0
Amount Payable to Shareholders	0	292,121	0	292,121
	769,000	292,121	516,022	292,121
(b) Non-current - Borrowings				
Bank Borrowings	2,171,351	0	2,171,351	0
Amount Payable to Controlled Entities	0	0	6,665,173	3,486,587
	2,171,351	0	8,836,524	3,486,587
	7,369,862	4,210,308	9,423,363	3,985,106

The Company's banker provides a USD 3.3 million loan facility which is secured by a Mortgage Debenture over the assets and undertakings of Redflex Holdings Limited and its subsidiaries. Of this amount USD 1.75 million was drawn at June 30 2003.

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-03	30-Jun-02	30-Jun-03	30-Jun-02
	$	$	$	$
NOTE 15 EMPLOYEE PROVISIONS				
(a) Current				
Provision for Employee Benefits	415,416	428,541	45,862	0
(b) Non-current				
Provision for Employee Benefits	339,533	433,722	123,695	0
	754,949	862,263	169,557	0

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-03	30-Jun-02	30-Jun-03	30-Jun-02
	$	$	$	$
NOTE 16 CONTRIBUTED EQUITY				
Issued and paid up capital				
67,623,720 Ordinary Shares fully paid, (2002 - 44,648,141 Shares)	59,733,895	49,148,260	59,733,895	49,148,260
Options				
6,261,796 Quoted Options (2002: 8,744,456)	0	0	0	0

Unquoted Employee Options (2002-220,000)

Number	Grant Date	Vesting Date	Expiry Date	Exercise Price
100,000 unquoted options	16/9/1998	16/9/1998	16/9/2003	$0.57
40,000 unquoted options	8/8/1999	8/8/1999	8/8/2004	$2.57
60,000 unquoted options	20/5/2001	20/5/2001	20/5/2006	$1.52
20,000 unquoted options	11/1/2001	11/1/2001	11/1/2006	$1.66
220,000 unquoted options				

NOTE 16 CONTRIBUTED EQUITY (CONTINUED)

Movements in Shares on Issue	Number of Shares	$	Number of Shares	$
Beginning of the Financial Year	44,648,141	49,148,260	32,125,145	39,749,121
Issued during the year by -				
Private Placement	19,670,126	9,124,050	3,599,500	3,167,560
Rights Issue	0	0	8,923,496	7,138,796
Share Purchase Plan	3,305,453	1,529,103	0	0
Less Transaction Costs	0	(67,518)	0	(907,217)
	67,623,720	59,733,895	44,648,141	49,148,260

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-03	30-Jun-02	30-Jun-03	30-Jun-02
	$	$	$	$
Foreign Currency Translation Reserve				
Beginning of the Financial Year	(202,580)	0	0	0
Effect of Exchange rate movement on translation	(2,926,294)	(202,580)	0	0
End of the Financial Year	(3,128,874)	(202,580)	0	0

Movements in Issued Capital

(a) Ordinary Shares

During the year:

- 750,000 Ordinary Shares were issued by way of private placement at a price of $0.55 per share fully paid.
- 18,920,126 Ordinary Shares were issued by way of private placement at a price of $0.4626 per share fully paid.
- 3,305,453 Ordinary Shares were issued by way of a Share Purchase Plan at a price of $0.4626 per share fully paid.

(b) During the year ended 30 June 2003, no options were issued or exercised other than 350,000 options issued to Mr Phillip Scanlan and Mr David Heaney, in their capacity as Directors at that time. The options were issued at an exercise price of $1.10 and expire on 31 December 2003.

(c) Redflex Employee Share Acquisition Scheme and Redflex Employee Option Plan

Redflex Holdings Limited has established the Redflex Employee Share Acquisition Scheme and the Redflex Employee Option Plan. Options are allocated to employees based on seniority with management discretion permissible.

The terms of the Employees Share Acquisition Scheme provide for loans to eligible employees of up to 95% of the issue price of shares in Redflex Holdings Ltd, repayable in five years. The terms of these loans provide, amongst other things, that the final amount payable shall not exceed the market value of the shares purchased under the loan arrangement.

(d) During the year ended 30 June 2003 no shares or options were granted to employees. Subsequent to year end options were offered to nine senior staff members.

(e) 2,482,660 options issued at an exercise price of $3.48 expired on 31 December 2002.

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-03	30-Jun-02	30-Jun-03	30-Jun-02
	$	$	$	$
NOTE 17 ACCUMULATED LOSSES				
Balance at Beginning of year	(16,224,547)	(16,512,648)	(6,554,715)	(6,026,881)
Net Profit (Loss) attributable to members of Redflex Holdings Limited	(3,736,886)	288,101	(2,639,521)	(527,904)
Balance at End of Year	(19,961,433)	(16,224,547)	(9,194,236)	(6,554,715)

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-03	30-Jun-02	30-Jun-03	30-Jun-02
	$	$	$	$
NOTE 18 LEASE COMMITMENTS				
Operating Lease				
Operating Lease Commitments Payable not later than one year	1,504,732	995,962	0	0
Later than one year but no later than two years	1,501,843	1,059,151	0	0
Later than two years but not later than five years	2,691,306	2,148,421	0	0
Later than five years	0	412,707	0	0
	5,697,881	4,616,241	0	0

NOTE 19 STATEMENT OF CASH FLOWS	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-03	30-Jun-02	30-Jun-03	30-Jun-02
	$	$	$	$
Reconciliation of Profit (Loss) from ordinary activities after tax, to net cash inflow from operations				
Net Profit/(Loss) after Income Tax	(3,736,886)	288,101	(2,639,521)	(527,904)
Non Cash Flow Items				
Depreciation Expense	2,938,747	2,199,465	107,061	0
Amortisation of Intangibles	768,057	527,316	0	0
Provision for Employee Entitlements	(107,314)	(11,308)	169,557	0
Provision for non-recovery of receivable	2,008,000	210,000	1,600,000	0
Change in Operating Assets and Liabilities				
Decrease/(Increase) in Term Deposits	(910,599)	0	(1,026,134)	0
Decrease/(Increase) in Receivables – Non current	240,790	(927,511)	(1,694,576)	(69,479)
Decrease/(Increase) in Receivables - current	(1,076,867)	(890,054)	(707,972)	0
Decrease/(Increase) Inventories	(4,800,125)	(553,399)	0	0
Increase/(Decrease) in Payables	511,324	(1,141,526)	(135,581)	191,250
Net Cash Inflow/(Outflow) from Operating Activities	(4,164,875)	(298,916)	(4,327,166)	(406,133)

NOTE 20 SUPERANNUATION COMMITMENTS

The Consolidated Entity has arranged Group superannuation plans whereby the employee and the employer contribute varying amounts of superannuation, depending on an employee's remuneration package. In other cases employees have nominated other funds to which the Consolidated Entity contributes at the direction of the employee.

In addition, the Consolidated Entity had during the year ended 30 June 2003 a statutory responsibility to contribute 9% of an employee's salary, which is also paid to a number of funds as directed by each employee.

All of the economic entities' responsibilities in respect to superannuation commitment relating to the year ended 30 June 2003 have been discharged. All relevant Superannuation funds are Accumulation Funds and accordingly there is no unfunded liability as at this date.

NOTE 21 EMPLOYEE BENEFITS

Subsequent to year end and before the date of this report, and in accordance with the existing employee option plan, Redflex Holdings Limited has taken a decision to issue options over the ordinary shares of Redflex Holdings Limited to certain executives of group entities. The options are proposed to be issued for nil consideration, and granted in accordance with performance guidelines established by the directors of the holding company.

The directors propose to grant Options over ordinary shares to key executives and directors as part of the Company's overall incentive policies. The intent is to align the interests of key executives to those of shareholders, to encourage the levels of commitment necessary to grow the company and to promote a focus on longer term employment for the benefit of the Company.

The Options are proposed to be issued in accordance with the existing Redflex Employee Option Plan on the following terms:

(a) One third of the Options will vest on 1 February 2004;
(b) One third will vest on 1 February 2005;
(c) One third will vest on 1 February 2006;
(d) Options cannot be exercised until after the vesting date.
(e) The options expire after 5 years;

(f) 1,800,000 of the options are at an exercise price of $0.50
(g) The exercise price of the remaining options is nominally $0.58 and increases at the rate of 3% per annum (compounding) until the time of exercise.
(h) Options that have not vested cannot be exercised after termination of employment.

The Options, entitling the holder to subscribe for one ordinary share, will form a separate class of unlisted Employee Options. The maximum number to be issued is 5,985,000, of which 900,000 are proposed to be issued to the executive director and 420,000 are proposed to be issued to non-executive directors subject to shareholder approval which will be sought at the Company's forthcoming Annual General Meeting.

The aggregate employee liability is described in note 15 above.

NOTE 22 CONTINGENT LIABILITIES

Indemnity Guarantees	30-Jun-03	30-Jun-02
A bank has issued Indemnity Guarantees against which Letters of Set Off are in place:	70,000	115,535
The Company's bankers have issued other Indemnity Guarantees of:	27,450	158,305

The guarantees have been issued in respect of rental deposits and bid bonds.

Structured equity funding for Visible Voice Unit Trust

Redflex Holdings Ltd (Redflex) entered into a licensing arrangement with an investment partnership in June 2000 which provided, amongst other things:

1. A one-off four year license fee paid to Redflex of $10 million whereby the partnership is licensed certain rights over the Visible Voice software. This amount is held on deposit to secure financiers to the Syndicate and Redflex's obligations per (4) below.

2. Payments of $2.6 million by the partnership to Redflex to commercialise Visible Voice during the years ended 30 June 2000 and 30 June 2001; and

3. Royalty payments by Redflex over the term of the license of a minimum of $375,000, and up to 12% of gross sales applicable to certain geographical regions;

4. An obligation in the form of a put option for Redflex to subscribe for equity in the partnership, for an amount of no more than the proceeds of (1) above

5. The issue of 500,000 options to acquire 500,000 shares in Redflex Holdings Ltd, exercisable at $5.00 per converted option between 30 June 2004 and 30 June 2005.

In relation to the above, contingent liabilities exist in the form of remaining minimum royalties guaranteed by Redflex of $225,000, between 30 June 2003 and 30 June 2004; and claims that may be substantiated by the partnership in circumstances where Redflex is in breach of the agreements entered into.

The cash proceeds of $10 million referred to in (1) above and accrued interest has not been booked as income or as an asset in the books of Redflex as a corresponding liability exists for the put option referred to in (4) above. At no time, barring any breach of the agreement, will Redflex's obligations exceed the amount of cash on deposit and accordingly no contingent liability exists in this regard.

Redflex has since divested VisibleVoice, however, under the terms of the transaction documents that effected the transaction, VisibleVoice and Redflex may have continuing obligations beyond the divestment.

In accordance with the terms of the transaction, the Company has been advised by the manager of the partnership, that the Australian Taxation Office has issued amended assessments, to each partner, which disallow the deductions claimed by each partner. At this stage, the Company understands that investors will object to the ATO's revised assessments. The Company has sought professional advice on the implications of the ATO's actions, and the directors advise that at this stage they do not believe that the issue of the revised assessments by the ATO has given rise to any liability of the Company under the transaction.

NOTE 23 STATEMENT OF OPERATIONS BY SEGMENTS

(a) Primary - Business Segments	Corporate	Communications	Traffic	30-Jun-03 Total	30-Jun-02 Total
Revenue from customers outside the Consolidated entity	$(000)	$(000)	$(000)	$(000)	$(000)
Revenue from sale of goods & services	406	7,382	5,211	12,999	15,880
Revenue from fee for service contracts		0	10,501	10,501	10,448
Interest revenue	17			17	124
Other	0	0	0	0	434
Total segment revenue	423	7,382	15,712	23,517	26,886
Consolidated operating profit before tax	(5,550)	61	1,753	(3,736)	288
Total assets	6,259	13,136	25,373	44,768	37,794
Acquisition of property plant & equipment	0	311	6,275	6,586	7,606
Depreciation	0	271	2,667	2,938	2,200
Other Non cash expenses	0	417	351	768	527
Segment Liabilities	4,012	1,902	2,210	8,124	5,073

(b) Secondary - Geographical Segments	Australia	USA	Other	30-Jun-03 Total	30-Jun-02 Total
	$(000)	$(000)	$(000)	$(000)	$(000)
Revenue from sale of goods & services	6,756	5,475	768	12,999	15,880
Revenue from fee for service contracts	0	10,501	0	10,501	10,448
Total revenue	6,756	15,976	768	23,500	26,328
Total assets	26,073	18,695	0	44,768	37,794

The Consolidated operating profit before tax shown in the segment information includes nonrecurring costs, provisioning against receivables and an allocation of corporate overheads.

Revenue allocated to the Corporate Division represents residual revenue received from the Touchscreen business which was discontinued in September 2002.

NOTE 24 EARNINGS PER SHARE

	Consolidated Entity 30-Jun-03 $	Consolidated Entity 30-Jun-02 $
Basic earnings per share	(6.6 cents)	0.78 cents
Diluted earnings per share	(6.6 cents)	0.78 cents
Weighted average number of Ordinary Shares on issue used in calculation of basic earnings per share.	56,250,530	36,842,841

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-03	30-Jun-02	30-Jun-03	30-Jun-02
	$	$	$	$

NOTE 25 RELATED PARTY TRANSACTIONS

Transactions between related parties are on normal commercial terms and conditions unless otherwise stated. These transactions relate to the day to day activities between companies in the Group and the following amounts represent the net movements in loans during the year.

Provision of interest free unsecured loans to wholly owned Subsidiaries				
from related entities			6,412,195	3,486,587
to related entities			54,091,829	42,117,716

The Ultimate holding Company is Redflex Holdings Limited.

Relevant interests of Directors of Redflex Holdings Limited, including director related entities, at balance date	Ordinary Shares		Options over Ordinary Shares	
	30-Jun-03	30-Jun-02	30-Jun-03	30-Jun-02
Chris Cooper	360,676	349,867	30,443	30,443
Robin Debernadi	2,666,393	2,633,157	354,380	354,380
Graham W Davie	1,054,564	1,037,234	116,306	122,827

All of the variations in equities during the year ended 30 June 2003 related to equities bought under the Share Purchase Plan during November 2002.

During the year the Company secured a funding facility with Second Tee Pty Ltd. Mr Robin Debernadi and Mr Chris Cooper are Directors of Redflex Holdings Limited and directors of Second Tee Pty Ltd and have a financial interest in Second Tee Pty Ltd. In October 2002 Redflex Holdings borrowed AUD 3.3 million at an interest rate of 12% pa. The loan was repaid in January 2003 from the proceeds of the equity raising.

A redrawable facility of $2.15 million existed with Second Tee Pty Ltd at the end of the financial year and has been redrawn subsequent to year end. The facility is secured by a charge over the assets and undertakings of the Company and certain subsidiaries. The security has been subordinated to the National Australia Bank which has provided additional funding facilities to the Group.

The Directors consider that the transaction was conducted on an arms length basis and on normal commercial terms.

NOTE 26 FINANCIAL INSTRUMENTS

	Floating Interest Rate		Non Interest bearing	
	30-Jun-03	30-Jun-02	30-Jun-03	30-Jun-02
	$	$	$	$
a) Interest Rate Risk				
(i) Financial Assets				
Cash	1,070,124	401,403	0	0
Receivables – trade	0	0	4,950,266	4,472,481
Short Term deposits	1,112,425	201,826	0	0
Receivables – Other Corporations	0	0	645,221	2,146,359
Total Financial Assets	2,182,549	603,229	5,595,487	6,618,840

The weighted average interest rate relating to term deposits is 1%.

	Floating Interest Rate		Non Interest bearing	
	30-Jun-03	30-Jun-02	30-Jun-03	30-Jun-02
(ii) Financial Liabilities				
Bank Borrowings	2,687,373	0	0	0
Payables	0	0	4,682,489	3,918,187
Amount payable to Shareholders	0	292,121	0	0
Total Financial Liabilities	2,687,373	292,121	4,682,489	3,918,187

The weighted average interest rate relating to bank borrowings is 4.9%

b) Net Fair Values	Carrying amount per Statement of Financial Position		Aggregate net fair value	
	30-Jun-03	30-Jun-02	30-Jun-03	30-Jun-02
	$	$	$	$
(i) Financial Assets				
Cash	1,070,124	401,403	1,070,124	401,403
Receivables – Trade & Other	4,950,266	4,472,481	4,950,266	4,472,481
Receivables – Other Corporations	645,221	2,146,359	645,221	2,146,359
Term deposits	1,112,425	201,826	1,112,425	201,826
Total Financial Assets	7,778,036	7,222,069	7,778,036	7,222,069
(ii) Financial Liabilities				
Bank Borrowings	2,687,373	0	2,687,373	0
Payables	4,682,489	3,918,187	4,682,489	3,918,187
Amount payable to Shareholders	0	292,121	0	292,121
Total Financial Liabilities	7,369,862	4,210,308	7,369,862	4,210,308

c) Credit Risk Exposure

- The consolidated entity's maximum exposures to credit risk at balance date in relation to each class of recognised financial assets, is the carrying amount of those assets as indicated in the balance sheet.
- Redflex Holdings Limited, on behalf of the Communications business, has taken out Foreign Currency options totalling USD 1.92 million pertaining to future receivables arising from future milestones to be invoiced which are both known and denominated in USD. The USD receivables will fall due at varying times in the ensuing financial year and are priced at AUD/USD 62.5 cents. The options will be exercised if the AUD/USD rate on the due dates is above the strike price. Should the AUD/USD be below the strike price the options will be allowed to lapse and the more favourable rates taken on the day. All premiums relating to the options have been expensed in the current year.

NOTE 27 SUBSEQUENT EVENTS

There were no significant events subsequent to year end and prior to the date of this report that have not been dealt with elsewhere in this report.



120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel. 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

Independent audit report to members of Redflex Holdings Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Redflex Holdings Limited (the Company) and the consolidated entity, for the year ended 30 June 2003. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion, the financial report of Redflex Holdings Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the financial position of Redflex Holdings Limited and the consolidated entity at 30 June 2003 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Stuart Alford
Partner
Melbourne
Date: 30 September 2003

SHAREHOLDER INFORMATION

ASX Additional Information

Additional information required by the Australian Stock Exchange and not shown elsewhere in this report is as follows. This information is current as at 25 September 2003

There were 3,389 holders of fully paid Ordinary Shares. The voting rights attached to these shares are such that every member present in person or represented by proxy or representative shall have one vote and on a poll every member present or by proxy or representative shall have one vote for every share held.

The distribution schedule of holders of fully paid Ordinary Shares is:

Holding range	No of Holders	Units	Percent
1 – 1000	368	265,485	0.39%
1001 – 5000	1,440	4,037,330	5.96%
5001 – 10000	660	4,970,928	7.34%
10001 – 100000	844	23,047,927	34.03%
100001 – over	77	35,402,050	52.28%
	3,389	67,723,720	100.0%

The names and percentage holding of the twenty largest holders of fully paid Ordinary Shares are:

	Units	Percent
Investaco Pty Ltd	3,158,680	4.66%
Ms Cheng Man Oy	2,406,366	3.55%
Invia Custodian Pty Limited (Black A/C)	2,370,738	3.50%
Invia Custodian Pty Limited (Thirty Five A/C)	2,250,000	3.32%
Vertex Bianca Nominees Pty Ltd	1,734,680	2.56%
Mr Melford Henry Russell	1,621,272	2.39%
Nellstar Pty Ltd	1,432,339	2.11%
Coningsby Nominees Pty Ltd	1,199,693	1.77%
O Connor Holdings Pty Ltd	1,080,848	1.60%
Commsec Pty Ltd	960,000	1.42%
Mr Graham Davie	890,948	1.32%
Silverlene Pty Ltd	713,934	1.05%
Dorion Holdings Pty Ltd	687,000	1.01%
Invia Custodian Pty Limited (White A/C)	660,839	0.98%
Equity Trustees Limited	655,532	0.97%
Quincetree Pty Ltd	616,471	0.91%
J P Morgan Nominees Australia	516,771	0.76%
O Connor Holdings Pty Ltd	511,809	0.76%
Ronoldings Pty Ltd	500,000	0.74%
Exton International Pty Ltd	500,000	0.74%
Total top 20 shareholders	24,467,920	36.12%
Remaining shares	43,255,795	63.88%
	67,723,715	100.0%

112 shareholders hold less than a marketable parcel of shares comprising 500 shares.

The names of substantial shareholders who have notified the company in accordance with section 671B of the Corporations Act 2001 are:

Thorney Holdings Pty Ltd – 5,451,577 shares

OPTION HOLDER INFORMATION

At 25 September 2003 there were 1,767 holders of options over fully paid Ordinary Shares, exercisable on or before 31st December 2003 at an exercise price of $1.10. The names and percentage holding of the twenty largest holders of options are:

	Units	Percent
Thorney Holdings Pty Ltd	475,000	7.6%
J P Morgan Nominees Australia	312,500	5.0%
Mr Phillip Scanlan	250,000	4.0%
Vertex Bianca Nominees Pty Ltd	218,993	3.5%
Equity Trustees Limited	212,500	3.4%
Mr John Randal McDonnell	206,982	3.3%
Thistle Custodians Pty Ltd	205,420	3.3%
Commsec Pty Ltd	179,220	2.9%
Mr Roderick McKinnon Leister	153,802	2.5%
Coningsby Nominees Pty Ltd	115,308	1.8%
Mr Alan Baker	112,667	1.8%
Surfpen Pty Ltd	108,263	1.7%
O'Connor Holdings Pty Ltd	107,553	1.7%
Mr Brian Russell Tully & Mrs Margaret Gale Tully	106,281	1.7%
Mr David Heaney	100,000	1.6%
Mr Mark James Stemmer	100,000	1.6%
Mr Graham Davie	99,829	1.6%
Mrs Patricia Adell McDonnell	96,394	1.5%
Me Edward Protasewicz	92,834	1.5%
Landy Consulting Pty Ltd	91,125	1.5%
Total top 20 option holders	3,338,838	53.3%
Remaining options	2,922,958	46.7%
	6,261,796	100.0%

At 25 September 2003 there were 7 holders of Unquoted Employee Options over Ordinary Shares, exercisable before dates and at prices as per the Employee Option Plan.:

Holding range	*No of Holders*	*Units*	*Percent*
10001 – 100000	7	140,000	100.00

The register of securities is kept by Computershare Investor Services Pty Ltd at Level 12, 565 Bourke Street Melbourne.




RECEIVED
2005 FEB 17 A 10:22

REDFLEX
HOLDINGS
Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

26 September 2003. The directors propose to grant Options over ordinary shares to key executives and directors as part of the Company's overall incentive policies. The intent is to align the interests of key executives to those of shareholders, to encourage the levels of commitment necessary to grow the company and to promote a focus on longer-term employment for the benefit of the Company.

The Options will be issued in accordance with the existing Redflex Employee Option Plan on the following terms:

(a) One third of the Options will vest on 1 February 2004;
(b) One third will vest on 1 February 2005;
(c) One third will vest on 1 February 2006;
(d) Options cannot be exercised until after the vesting date.
(e) The options expire after 5 years;
(f) 1,800,000 of the options are at an exercise price of $0.50
(g) The exercise price of the remaining options is nominally $0.58 and increases at the rate of 3% per annum (compounding) until the time of exercise.
(h) Options that have not vested cannot be exercised after termination of employment.

The Options, entitling the holder to subscribe for one ordinary share, will form a separate class of unlisted Employee Options. The maximum number to be issued is 5,775,000, of which 900,000 are proposed to be issued to the executive director and 420,000 are proposed to be issued to non-executive directors subject to shareholder approval which will be sought at the Company's forthcoming Annual General Meeting on 25 November.

For further information:

Graham Davie
Chief Executive Officer
grahamd@redflex.com.au
(03) 9674 1888

Marilyn Stephens
Company Secretary
marilyns@redflex.com.au
(03) 9674 1712



REDFLEX HOLDINGS
Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

19 September 2003: Please find attached two Appendix 3Y and an Appendix 3B in relation to exercise of 100,000 employee options.
The exercise price of 500,000 unlisted options issued 19 December 2000 and expiring 30 June 2005 has been adjusted from $5.00 to $4.98 as a result of the rights issue in 2002.

For further information:

Marilyn Stephens
Company Secretary
Redflex Holdings Limited
marilyns@redflex.com.au
(03) 9674 1712

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
grahamd@redflex.com.au
(03) 9674 1888

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

REDFLEX HOLDINGS LIMITED

ABN

96 069 306 216

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	100,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary Shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.69 each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Conversion of unlisted Options RDFAK
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	80,000 4/9/03 20,000 16/9/03

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	67,723,715	Ordinary Shares (RDF)
		6,261,796	Options expiring 31/12/03 exercisable at $1.10 (RDFOB)

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
5	Employee Shares fully paid (RDFAI)
40,000	Options expiring 8/8/04 exercisable at $2.57 (RDFAM)
60,000	Options expiring 20/5/06 exercisable at $1.52 (RDFAO)
20,000	Options expiring 11/1/06 exercisable at $1.66 (RDFAP)
500,000	Options expiring 30/6/05 exercisable at $4.98 (RDFAQ)

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required? — not applicable

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✔ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Marilyn Stephens
16 September 2003

== == == == ==

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	REDFLEX HOLDINGS LIMITED
ABN	96 069 306 216

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM W DAVIE
Date of last notice	24/12/02
Date of this notice	19/09/03

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	related party
Date of change	31/12/02 – RDFOA options expired 16/9/03 – 20,000 RDFAK options exercised
No. of securities held prior to change	<u>As the registered holder</u> 931,737 Ordinary Shares (RDF) 102,827 Options expiring 31/12/03 (RDFOB) 88,350 Options expiring 31/12/02 (RDFOA) 20,000 Unlisted Options expiring 16/9/02 (RDFAK) <u>As not the registered holder</u> 116,306 Ordinary Shares (RDF) 9,690 Options expiring 31/12/02 (RDFOA)
Class	various
Number acquired	20,000 Ordinary Shares (RDF) – conversion of Unlisted Options
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Pursuant to Employee Option Plan ie $0.69 per new share

+ See chapter 19 for defined terms.

No. of securities held after change	As the registered holder 951,737 Ordinary Shares (RDF) 102,827 Options expiring 31/12/03 (RDFOB) As not the registered holder 116,306 Ordinary Shares (RDF)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Conversion of 20,000 Unlisted RDFAK Options Expiry at 31/12/02 of RDFOA Options

Part 2 – Change of director's interests in contracts

Detail of contract	nil
Nature of interest	nil
Name of registered holder (if issued securities)	nil
Date of change	nil
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	nil
Interest acquired	nil
Interest disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	nil
Interest after change	nil

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	REDFLEX HOLDINGS LIMITED
ABN	96 069 306 216

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBIN DEBERNARDI
Date of last notice	02/09/02
Date of this notice	19/09/03

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	related party
Date of change	26/11/02 – re Share Purchase Plan 31/12/02 – RDFOA options expired 17/9/03 - Correction
No. of securities held prior to change	As the registered holder 109,650 Ordinary Shares (RDF) 310 Options expiring 31/12/02 (RDFOA) 38,965 Options expiring 31/12/03 (RDFOB) As not the registered holder 2,523,507 Ordinary Shares (RDF) 218,716 Options expiring 31/12/02 (RDFOA) 315,415 Options expiring 31/12/03 (RDFOB)
Class	various
Number acquired	43,236 pursuant to Share Purchase Plan and increase of 10,000 as correction
Number disposed	nil but RDFOA options expired 31/12/02
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	not applicable

+ See chapter 19 for defined terms.

No. of securities held after change	As the registered holder 120,459 Ordinary Shares (RDF) 38,965 Options expiring 31/12/03 (RDFOB) As not the registered holder 2,565,934 Ordinary Shares (RDF) 315,415 Options expiring 31/12/03 (RDFOB)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of 32,427 RDF pursuant to the Share Purchase Plan in Nov 02; Expiry at 31/12/02 of RDFOA Options; Correction re 10,000.

Part 2 – Change of director's interests in contracts

Detail of contract	no change
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

A$3.5M Western Australia Contract For Redflex

18 September 2003. The directors are pleased to announce that Redflex Traffic Systems Pty Ltd, a wholly owned company in the Redflex group, has been awarded a contract to supply the Redflex Infringement Processing System to the Western Australia Police Service. The contract has been won in a competitive tender, in which the Redflex product was assessed against local and international competition.

The large scale software system manages the full life-cycle of the infringement, from when the developed film is received by the Traffic Camera Section, through adjudication, license lookup and quality assurance processes, after which an infringement notice is sent to the offending driver. The system interfaces to court systems and tracks the notice until conviction or withdrawal.

The Redflex Infringement Processing System uses intranet technology that will allow access to police in remote parts of West Australia and provides facilities for the optimal management and deployment of the fleet of film based mobile speed and red-light cameras in the State of Western Australia.

Bruce Higgins, Chief Executive of Redflex Traffic Systems said, "The award demonstrates Redflex is the world-leader in the provision of large-scale notice processing systems and enhances our credentials for this important element in photo enforcement systems from detection through to notice processing and interfaces to distributed IT systems."

The total contract value is over $3.5 million including extensions for five years of maintenance and support.

Redflex Traffic Systems Inc. is the largest provider of digital red light photo enforcement services in North America with contracts in 28 cities across 7 states and leads the market in installed systems, installation rate, and growth in both new contracted cities and market share over the past 12 months.

Redflex Traffic Systems is a leading provider of speed and red-light photo enforcement systems for global markets.

The Redflex Group has principal offices in Australia and the USA and representatives on all continents.

For further information:

Graham Davie	Bruce Higgins
Chief Executive Officer	President and CEO
Redflex Holdings Limited	Redflex Traffic Systems Inc
grahamd@redflex.com.au	bruceh@redflex.com
(03) 9674 1888	+1 310 902 9404



Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

A$11.2M Contracts with the City of Cary and City of Toledo

17 September 2003: The directors are pleased to announce that Redflex Traffic Systems Inc, a wholly owned company of the Redflex group, has been awarded a contract with the City of Cary located in North Carolina with a population of approximately 76,000. The new contract provides for the installation of up to fifteen red light approach enforcement systems. The contract term is for five years from the date of the commissioning of the first systems with an option to extend for two additional one-year periods. When the photo enforcement systems are installed they are expected to yield revenue in the order of A$1.3M per annum if all systems are installed. Redflex Traffic Systems will be compensated based on a fixed fee per citation collected.

Redflex Traffic Systems has also executed a contract with the City of Toledo in Ohio which extends the term of the existing contract by 30 months with two additional one year extensions (54 months in total), increases the number of red light photo enforcement systems approved to 30, and authorizes Redflex to install the latest generation, combination fixed speed and red light enforcement system and deliver a digital mobile photo speed van for enforcement of school zones.

Redflex has delivered and supported a successful program with 20 photo enforcement systems currently installed in this city for the past 3.5 years and has an impressive record for the safety program with an average reduction in intersection accidents of up to 25% over the past two years.

Redflex will earn an initial fee per annum of 75% of the value of citations collected to a maximum of A$2.6M per annum in addition to a fixed fee for digital mobile speed van. The initial contract term projected value is A$4.7M.

Bruce Higgins, Chief Executive of Redflex Traffic Systems said, "The new contract with the City of Cary builds our presence on the east coast where we have successfully commenced photo enforcement in both North Carolina and Georgia in the last 60 days. Redflex is setting the highest standard in overall photo enforcement system performance when compared to other vendors operating in this market whilst consistently meeting our financial goals.

Redflex Traffic Systems is well positioned in the Australian market and particularly in the high growth USA market where photo enforcement technology is strongly supported by a wide range of national, regional and local organizations, including California Police Chiefs' Association, California Peace Officers' Association, California State Association of Counties, League of California Cities, Mothers Against Drunk Driving, International Association of Chiefs of Police, Advocates for Highway and Auto Safety, American Trauma Society, Insurance Institute for Highway Safety, National Campaign to Stop Red Light Running, National Association of Governors' Highway Safety Representatives and the U.S. Conference of Mayors. The California State Auditor's report (Oct 2002) verified the value of photo enforcement in reducing violations. The audit found that the reductions in collisions at intersections protected by cameras reached as high as 55 percent, with a citywide reduction rate between 3 and 21 percent, reflecting an overall change in driver behaviour. The Redflex photo enforcement program is at the forefront in winning new business and delivery of both red light and speed photo enforcement."

Redflex Traffic Systems Inc. is the largest provider of digital red light photo enforcement services in North America with contracts in 28 cities across 7 states and leads the market in installed systems, installation rate, and growth in both new contracted cities and market share over the past 12 months.

The Redflex Group has principal offices in Australia and the USA and representatives on all continents.

For further information:

Graham Davie
Chief Executive Officer
grahamd@redflex.com.au
(03) 9674 1888

Bruce Higgins
President and CEO
Redflex Traffic Systems Inc
bruceh@redflex.com
+1 310 9029404





Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

Financial year 2002-3 Results

12 September 2003: Attached are:
2003 Results Summary, and
Appendix 4E for the 2002-3 financial year.

For further information:

Graham Davie	Ron Johnson
Chief Executive Officer	Chief Financial Officer
Redflex Holdings Limited	Redflex Holdings Limited
grahamd@redflex.com.au	ronj@redflex.com.au
(03) 9674 1888	(03) 9674 1888

Redflex Holdings Limited

2003 Results Summary

Introduction

Redflex enters the 2003/2004 financial year with strong growth in the USA already committed, a strong order book in the Australian Traffic operation and a healthy prospect list for the Communications division. The company is the premier supplier of digital red-light photo-enforcement systems in the USA, and has moved to take up a dominant position in the Australian market.

The current board structure was put in place in November 2002. Since that time it has overseen a significant transformation within the company. It immediately recognised the requirement to deal with matters that had the potential to limit the company's growth. An appropriate mix of debt and equity funding was secured to provide for the growth of the business, a range of legacy and historical issues were dealt with, and there has been a strong focus on the expansion of the operations of the business.

With non-recurring items and provisions now in the past, Redflex is poised to show significant growth and deliver a strong, profitable result in the new financial year.

Against this backdrop, the following information is presented.

Highlights

- Revenues in USA are growing with the increasing installed base, and the Traffic operation has moved to profitability. Year to date revenues for the current financial year are approximately 60% higher than for the corresponding period last year.
- At the date of this report, there are 161 installed photo enforcement systems in the USA, compared with 101 twelve months ago.
- New sales contracts in twelve cities in the USA and renewals and extensions on a further two indicate a very strong current order book.
- Implementation capability in the USA has been expanded to sustain a rollout capacity exceeding 10 approaches per month.
- Four major new Traffic contracts in Australia, demonstrating Redflex' increasing success in the local market.
- Strong support from shareholders and investors with $10.6 million equity raised.
- Support from National Australia Bank with a USD debt facility for camera rollout.
- New Communications contracts with international prime contracting companies, Lockheed Martin and Northrop Grumman.
- The Communications division's first sale to the US Department of Defence.

Group Result Summary

Trading Result

The operating profit for the group was $1.31 million before non-recurring items and provisions, reflecting the underlying strength in the company.

Gross revenue of $23.5 million was down 12.6 % on the previous financial year ($26.9 million). This was due to: divestment of two business divisions; reduced revenue in the Communications Division attributable to the impact of global events and exchange rate exposures; and the adverse move in the AUD/USD exchange rate by approximately 20% over the financial year reducing the reported revenue from the growing USA Traffic business due to translation effects.

Non-recurring items totalled $3.2 million, and provisions relating to non-trading activities were $1.85 million, resulting in a Net Loss of $3.74 million.

Non Recurring Items

There were a number of non-recurring items that had an adverse effect on the result for the full year. For the first half, these were: the costs of pursuing a finance transaction that did not proceed to completion, and restructuring costs.

The Communications division has been affected by the major shift in the AUD/USD exchange rate, which varied by approximately 20% over the course of the financial year. Redflex Communications has most of its contracts in USD and, because of the constrained financial circumstances at the time of entering into the contracts, was unable to put in place appropriate hedging instruments. The overall effect of this was approximately a $1.76 million foreign exchange loss for the financial year.

The company now has exchange rate forward cover in place and a policy that addresses the appropriate approach to forward cover for all non-AUD contracts entered into. Consequently, exchange rate losses are regarded as non-recurring.

Provisions

The directors have taken a strong position on provisioning. Provision has been made in the 2002/2003 accounts for:

- Possible non-recovery of some loans under past structured finance transactions. The company will continue to follow up all outstanding amounts with a view to full recovery.

- The possible non-recovery of some of the proceeds of the sale of business effected in the 2002 year.

- Limited recourse employee loans under the Employee Share Acquisition Scheme.

All provisions relate to non-trading activities that occurred prior to the 2002/2003 financial year.

	A$'000	
Trading Result		
Redflex Traffic Systems	2,512	
Redflex Communications Systems	864	
Redflex Holdings Limited	(2,062)	
		1,314
Non Recurring Items		
Financing Costs	(1,241)	
Restructuring Costs	(202)	
Foreign Exchange Loss	(1,757)	
Total Non Recurring		(3,200)
Provisions relating to non trading activities		(1,850)
Net Profit/(Loss)		(3,736)

Review of Operations

USA Traffic

The traffic business has continued to grow in the USA with increasing momentum in sales and the rate of rolling out camera installations. Redflex Traffic Systems has committed contracts, including those already installed, in 27 cities in 7 states. Of these, 161 approaches are currently installed.

The rollout rate is now expected to be in excess of the planned 10 approaches per month. A further installation team has been formed to ensure that the rollout momentum continues.

Orders for the year have been exceptional, with new contracts announced to the market since July 2002 in the cities of: Dayton, Ohio; Scottsdale, Arizona where the existing contract was renewed and extended; Southgate, California; Santa Ana, California; Monroe, North Carolina; Indian Trail, NC; Inglewood California; Marshville North Carolina; Savannah Georgia; Oxnard California; El Monte California; Upland California; Garden Grove California – with an extension to the existing contract; and Hawthorne California. Cameras will be installed in these cities progressively to meet the expectations of these new customers. A strong pipeline of selections, bids and prospects should ensure that the growth in new business continues.

Redflex Traffic Systems is now clearly the number one supplier of digital traffic photo enforcement system in the USA, as evidenced by the number of contracted systems and the rate at which new contracts are being won.

Australian Traffic

The Australia based Traffic business has also delivered impressive performance with contracts signed in a number of jurisdictions, and development of key opportunities. Major new contracts announced were: Transit Lane enforcement on the Liverpool to Paramatta Transitway; the NSW School Zone Roadside Fixed Digital Speed Cameras; Red light/Speed Combination systems for the Department of Justice in Victoria; and Point-to-point Speed cameras on the Hume Freeway. The company has successfully bid these projects in a competitive environment, and has demonstrated its leadership in the areas of technology,

capability and support. In addition, Redflex has won work to extend and enhance existing systems.

Redflex Traffic Systems is addressing an emerging global market and will be committing resources to develop opportunities in key countries around the world where profitable opportunities exist. The signing of a heads of agreement with a company in South Africa to represent Redflex products in that country, and the development of projects and opportunities in the Middle East and Europe are key elements of a plan to grow into this global market.

The key to keeping ahead in the emerging traffic photo enforcement market is ongoing development of existing products and the development of new products to meet identified future needs. The R&D activities of Redflex Traffic address both of these areas. Product enhancements to reduce costs and add competitive features are constantly being developed, and new products are being produced to meet existing or predicted market opportunities.

Redflex Communications Systems

The Communications Division showed its resilience in difficult times despite reduced revenues due to the prevailing global circumstances. The division experienced a non-recurring exchange rate loss of $1.76 million, due to the inability of the group to put in place appropriate forward cover arrangements as a result of previous constrained financial circumstances.

The result for the division has been short of expectations, and a greater level of performance and return is expected in the current financial year.

Over the year progress was made in delivering complex Air Defence Communications systems to key clients, including the Royal Australian Air Force, Lockheed Martin, Northrop Grumman and Tenix Defence Systems. New contracts were signed for multi-site Air Defence Systems for Lockheed Martin and Northrop Grumman for national defence customers.

In a significant development, Redflex made its first sale of its proprietary **Switch*plus*** technology in the form of a secure conferencing bridge to the US Army. This is expected to lead to substantial further orders with the US government.

The Communications Business has a strong prospects list going out three years, and expects to see significant increases in revenue in the 2003/04 financial year based on assessed probabilities of winning identified and qualified prospects.

The aviation and defence markets for Redflex Communications have been adversely affected due the combined effects of: the terrorist attacks of Sep 11; the impact of wars in Afghanistan and Iraq; and the effect of global terrorism. Indications are that the worst effects are now behind us with a perceived increase in proposed acquisition activity in the defence sector.

Product development activities have continued and Redflex Communications recently announced the release of its third generation voice and data switching system, **Switch*plus* Gen 3**.

Conclusion

The support of shareholders and investors during the year, with successful equity raisings totalling $10.6 million through a Share Purchase Plan and placements was appreciated and allowed the achieved growth to occur.

The group has budgeted to make a substantial profit in the year ahead. For this year the board has decided not to issue a specific forecast, but will report appropriately on performance.

Your board looks forward to delivering a strong result over the next 12 months.

Graham Davie
Chief Executive Officer
12 September 2003

Appendix 4E

REDFLEX HOLDINGS LIMITED

ABN: 96 069 306 216

ASX PRELIMINARY FINAL REPORT FOR YEAR ENDED 30 JUNE 2003

Results for announcement to the market and Lodged with the ASX under Listing Rule 4.3A

The Company showed revenue from ordinary activities of $23.5 million which was down 12.6 % on the previous financial year.

The reduction in revenue was due to: divestment of two business divisions; reduced revenue in the Communications Division attributable to the impact of global events and exchange rate exposures; and the move in the AUD/USD exchange rate by approximately 20% reducing the reported revenue from the growing USA Traffic business due to translation effects.

The trading profit for the group was $1.31 million before non-recurring items of $3.2 million and provisions of $1.85 million. This resulted in a net loss of $3.74 million.

Non-recurring items totaling $3.2 million included: professional and legal costs associated with a planned capital raising that was not completed, restructuring costs, and unhedged foreign exchange losses on contracts. The foreign exchange losses have arisen from Communications contracts in USD for which the group was unable to put in place adequate forward cover due to the previously constrained financial circumstances. The provisions relate to non-trading activities.

				$A'000
Revenues from ordinary activities	down	12.6%	to	23,517
Profit (loss) from ordinary activities after tax	Loss up		to	(3,736)
Net profit (loss) for the period attributable to members	Loss up		to	(3,736)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend	Nil	Nil
Interim dividend	Nil	Nil

REDFLEX HOLDINGS LIMITED
STATEMENT OF FINANCIAL PERFORMANCE
FOR YEAR ENDED 30 JUNE 2003

	Note	Consolidated Entity 30-Jun-03 $	30-Jun-02 $
Revenue from operating activities:			
Revenue from sale of services or systems	1	12,997,964	15,880,270
Revenue from fee for service contracts		10,501,949	10,447,748
Total Revenue from operating activities	14	**23,499,913**	**26,328,018**
Revenues from outside the operating activities:			
Interest from other persons		16,826	123,923
Sundry Income		0	433,543
Total revenue from outside the operating activities		**16,826**	**557,466**
Total revenue from ordinary activities		**23,516,739**	**26,885,484**
Expenses from operating activities			
Materials & consumables used		(5,599,099)	(5,176,158)
Depreciation expense		(2,938,747)	(2,199,465)
Amortisation of Intangibles		(768,057)	(527,316)
Borrowing costs		(141,764)	(162,762)
Salaries & wages expense		(12,140,971)	(11,705,558)
Outlays Capitalised in Intangibles		1,653,761	1,815,380
Other expenses from ordinary activities		(1,970,187)	(8,327,504)
Significant Expenses:	1		
Provision for dimunition in value of receivables		(2,148,743)	(314,000)
Unhedged foreign exchange losses		(1,756,758)	0
Non-recurring debt raising costs		(1,241,060)	0
Group restructuring costs		(202,000)	0
Total expenses from ordinary activities		**27,253,625**	**26,597,383**
Profit (loss) from ordinary activities before tax		**(3,736,886)**	**288,101**
Income tax on ordinary activities		0	0
Profit (loss) from ordinary activities after tax attributable to members		**(3,736,886)**	**288,101**
Net exchange difference on translation of foreign statements of foreign controlled entity.		(2,926,294)	(202,580)
Total changes in equity not resulting from transactions with owners as owners		(6,663,180)	85,521
Franked Dividends per share		0	0
Number of employees at year end		150	145

REDFLEX HOLDINGS LIMITED
STATEMENT OF FINANCIAL POSITION
AS AT 30 JUNE 2003

	Note	Consolidated Entity 30-Jun-03 $	Consolidated Entity 30-Jun-02 $
Current Assets			
Cash Assets		1,070,124	401,403
Term deposits		1,112,425	201,826
Receivables	3	5,329,976	4,808,540
Inventories	4	10,548,366	5,748,241
Other assets	7	843,031	991,600
		18,903,922	12,151,610
Non-Current Assets			
Receivables	3	265,511	1,810,300
Property Plant & equipment	5	18,765,420	18,043,730
Intangible Assets	6	6,833,546	5,788,064
		25,864,477	25,642,094
Total Assets		**44,768,399**	**37,793,704**
Current Liabilities			
Payables	8	4,429,511	3,918,187
Interest- bearing liabilities	8	769,000	292,121
Provisions	9	415,416	428,541
		5,613,927	4,638,849
Non Current Liabilities			
Interest- bearing liabilities	8	2,171,351	0
Provisions	9	339,533	433,722
		2,510,884	433,722
Total Liabilities		**8,124,811**	**5,072,571**
Net Assets		**36,643,588**	**32,721,133**
Equity			
Contributed Equity	10	59,733,895	49,148,260
Reserves		(3,128,874)	(202,580)
Accumulated Losses	11	(19,961,433)	(16,224,547)
Total Equity		**36,643,588**	**32,721,133**

REDFLEX HOLDINGS LIMITED
STATEMENT OF CASHFLOWS
FOR THE YEAR ENDED 30 JUNE 2003

	Note	Consolidated Entity 30-Jun-03 $	30-Jun-02 $
Cash Flows from Operating Activities			
Receipts from customers		22,256,603	26,129,139
Payments to suppliers and employees		(24,540,909)	(23,799,071)
Interest received		78,074	123,923
Interest and other costs of finance paid		(146,979)	(162,762)
Goods & Services Tax paid		(1,811,664)	(2,590,145)
Net Cash Flows from (Used in) operating activities		(4,164,875)	(298,916)
Cash Flows from Investing Activities			
Payments for property, plant and equipment	2	(6,586,731)	(7,606,610)
Sale (Acquisition) of Minority Interest in Visible Voice		0	160,044
Capitalised research and development	2	(1,813,539)	(1,157,065)
Net Cash Flows from (Used in) investing activities		(8,400,270)	(8,603,631)
Cash Flows from Financing Activities			
Loans to Related Parties		0	(774,858)
Bank Borrowings		2,687,373	0
Lease liability incurred		252,978	0
Shareholder loans received (paid)		(292,121)	49,296
Cash proceeds from share issues		10,653,154	10,306,356
Share Issue Costs		(67,518)	(907,217)
Net Cash Flows from (Used in) financing activities		13,233,866	8,673,577
Net Increase/(Decrease) in Cash held		668,721	(228,970)
Cash at Beginning of Financial Year		401,403	630,373
Cash at End of Financial Year		1,070,124	401,403

Reconciliation of Cash

Cash at the end of the year consists of:		
Cash on Hand	1,385	0
Cash at bank	1,068,739	401,403
	1,070,124	401,403

Notes to the Financial Statements for the year ended 30 June 2003

NOTE 1 MATERIAL FACTORS AFFECTING THE REVENUES AND EXPENSES OF THE ECONOMIC ENTITY FOR THE CURRENT PERIOD

A discussion on the material factors affecting the revenues and expenditures of the Company for the current period is contained on page 1.

Comparison of half year profits

	Consolidated Entity	
	30-Jun-03	30-Jun-02
	$000	$000
Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year	(1,346)	(913)
Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	(2,390)	1,201

Significant Items

During the year the company incurred non-recurring costs associated with planned debt/equity financing activity in the USA that was not completed when a more favourable financing option became available ($1.241million), and costs associated with group restructuring ($0.202m).

Within the Communications business the Company incurred significant exposure to USD receivables whilst the majority of costs were incurred in AUD. The movement in the AUD/USD of ~20% over the past financial year has seriously eroded margins on these contracts. The Company did not have the capacity to hedge these longer term receivables until establishing a relationship with its current bankers early in 2003. Accordingly the trading results for the year in the Communications Division were impacted by exchange rate losses of $1.76 million. All future receivables under these contracts are hedged using foreign exchange options at a rate of AUD/USD 0.625.

During the previous Financial Year the company disposed of a non core business unit for a consideration comprising cash and future royalties. As there is some uncertainty regarding collectability of amounts currently due and due in future periods, the Directors have provided for the carrying value of the future receivable.

The Directors have reassessed receivables emanating from previous Structured Finance transactions and provided against their future recoverability. A provision of $350,000 has been made during the current financial year.

Under the terms of the Employee Share Acquisition Scheme employees are offered shares at market rates. Employees are required to pay 5% of the consideration with the Company loaning the employee the balance for a maximum period of five years. Upon termination the shares are either paid for in full by the employee or relinquished and sold on market by Redflex should the employee not take them up. As a result of the low share price during the year the Company has had to write-off unrecovered loan balances for terminating employees who have not taken up their entitlements. In addition the Directors have decided to provide a further $250,000 against the loan balances for loans due to be repaid within the next twelve months where the original share issue price is well in excess of current market value.

NOTE 2 MATERIAL FACTORS AFFECTING THE ASSETS, LIABILITIES AND EQUITY OF THE ECONOMIC ENTITY FOR THE CURRENT PERIOD

Cash Assets

The balance of cash holding increased during the year ended 30 June 2003 by $0.67 million

Major sources of cash reserves during the year were:	
Proceeds from Share Purchase Plan and Private Placements	$10.6 million
Bank borrowings repayable over a four year term	$2.7 million

Major uses of cash reserves during the year were:	
Investment in Infrastructure Assets installed in USA	$6.6 million
Inventory of Infrastructure componentry that will convert to fixed assets	$1.6 million
Increase in WIP for contracts in progress at year end	$4.3 million
Operating activities prior to Provisioning	$1.7 million

The investment in USA based assets has been made progressively during the year and Accumulated assets have been translated to AUD at year end exchange rate of AUD/USD 0.65 using the current rate method. The downward revaluation of the net asset values has been taken to the Foreign Exchange Translation Reserve as required under AASB 1012 for entities deemed to be self-sustaining.

Term Deposits

Under the terms of the Loan Agreement with its Bankers, the Company is required to lodge security deposits approximating 25% of borrowings as security for the loan. As of 30 June 2003, term deposits of $0.67 million were lodged as security against borrowings of $2.7 million.

Current Receivables

Trade related receivables have increased $1.2 million over the corresponding period last year. The increase relates partially to the increased fee based revenue in the USA and the timing of invoicing milestones in accordance with work contracts.
Other receivables included in current assets have been significantly provided against in the amount of $0.5 million.

Inventories

Inventory has increased $4.8 million over the corresponding period last year.
Inventory within the Traffic Division of $ 3.4 million relates predominantly to Red Light and speed camera traffic componentry that is converted to Infrastructure assets within the USA based contracts. Significant contract wins over the last twelve months together with an increased installation rate have required additional inventory levels to support growth.
Inventory relating to Work In Progress under milestone based contracts has increased $3.5 million over the corresponding period last year and will be realised over the ensuing twelve months based on achievement of contracted milestones. A further $0.7 million of Work In Progress relates to traffic citations issued but not yet collected.

Non-Current Receivables

Non-current receivables have decreased $1.5 million over the previous year primarily relating to provisioning.

Property Plant & Equipment

Investment in Infrastructure assets in the USA based traffic business used $6.6 million in cash reserves during the year. Offsetting this was the restatement of these asset values as a result of currency translation adjustments referred to in the note re Cash Assets above. Total Property Plant and equipment is now $ 18.8 million of which $ 17.6 million is located in the USA to support traffic redlight enforcement contracts. The depreciation charge for the year was $ 2.9 million predominantly relating to the depreciation over the USA based assets which are being depreciated over a seven year period.

Intangible Assets

Intangible assets increased by a net $1.05 million during the year ended 30 June 2003. Development activities encompassed both the Communications and Traffic Divisions. Amortisation of $ 0.6 million represents a straight line amortisation of Intangibles over a ten year period.

Payables

Payables increased moderately over the same period last year and are both current and representative of activity levels at 30 June 2003.

Interest Bearing Liabilities

The Company undertook Bank borrowings of $ 2.7 million during the financial year. Borrowings are made against assets installed in the USA business and are required to be repaid over a four year term. Borrowings are made in USD and attract an interest rate of ~5.5% including margin. The company had undrawn funds available to be drawn at 30 June 2003 of $ 2.4 million.

Contributed Equity

The Company raised $ 10.6 million during the year from the Share Purchase Plan and private placements. The equity was used to finance the rollout of cameras into our USA contracts, fund operating activities and to support Bank borrowings.

Income Taxes

The Company has carry forward tax losses which have not been brought to account as there is no virtual certainty on their recoupment.

The Future income tax benefit arising from timing differences and carry forward losses has not been brought to account and will only be obtained if:

(i) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised;

(ii) the conditions for deductibility imposed by tax legislation continue to be complied with; and

(iii) no changes in tax legislation adversely affect the Consolidated Entity in realising the benefit.

	Consolidated Entity	
	30-Jun-03	30-Jun-02
	$	$

NOTE 3 RECEIVABLES

	30-Jun-03 $	30-Jun-02 $
(a) Current		
Trade Debtors	4,950,266	3,706,956
Other Debtors	793,417	765,525
Other Corporations	290,293	336,059
Provision for non-recovery	(704,000)	0
	5,329,976	4,808,540
(b) Non Current		
Other Corporations	1,779,511	2,020,300
Provision for non-recovery	(1,514,000)	(210,000)
	265,511	1,810,300

NOTE 4 INVENTORIES

	Consolidated Entity 30-Jun-03 $	Consolidated Entity 30-Jun-02 $
Raw Materials	1,221,367	2,296,230
Work in Progress	5,932,392	1,692,727
Infrastructure Componentry	3,394,607	1,759,284
	10,548,366	5,748,241

NOTE 5 PROPERTY PLANT & EQUIPMENT

	Consolidated Entity 30-Jun-03 $	Consolidated Entity 30-Jun-02 $
Furniture and Fittings	747,581	498,942
Leasehold Improvements	355,699	336,093
Plant and Equipment	25,356,310	22,182,556
	26,459,590	23,017,590
Less Accumulated depreciation		
Furniture and Fittings	(473,042)	(241,087)
Leasehold Improvements	(200,297)	(159,302)
Plant and Equipment	(7,020,831)	(4,573,470)
	(7,694,170)	(4,973,860)
Total Written Down Amount	18,765,420	18,043,730

NOTE 6 INTANGIBLE ASSETS

	Consolidated Entity 30-Jun-03 $	Consolidated Entity 30-Jun-02 $
Research and Development Expenditure Capitalised (at Cost)	8,628,919	6,815,380
Less accumulated amortisation	(1,795,373)	(1,027,316)
	6,833,546	5,788,064

	Consolidated Entity	
	30-Jun-03	30-Jun-02
	$	$
NOTE 7 OTHER ASSETS		
Current -		
Prepayments	328,031	476,600
Security Deposit	515,000	515,000
	843,031	**991,600**

	Consolidated Entity	
	30-Jun-03	30-Jun-02
	$	$
NOTE 8 PAYABLES & INTEREST BEARING LIABILITIES		
(a) Current – Payables		
Trade Creditors	3,527,923	2,118,155
Other Creditors	901,588	1,800,032
	4,429,511	**3,918,187**
Current – Interest Bearing Liabilities		
Bank Borrowings	769,000	0
Amount Payable to Shareholders	0	292,121
	769,000	**292,121**
	5,198,511	**4,210,308**
(b) Non Current Liabilities		
Bank Borrowings	1,918,373	0
Lease Liabilities	252,978	0
	2,171,351	**0**

	Consolidated Entity	
	30-Jun-03	30-Jun-02
	$	$
NOTE 9 PROVISIONS - EMPLOYEE ENTITLEMENTS		
(a) Current		
Provision for Employee Entitlements	415,416	428,541
(b) Non-current		
Provision for Employee Entitlements	339,533	433,722
	754,949	862,263

	Consolidated Entity	
	30-Jun-03	30-Jun-02
	$	$
NOTE 10 CONTRIBUTED EQUITY		
Issued and paid up capital		
67,623,720 Ordinary Shares fully paid, (2002 – 44,648,141)	59,733,895	49,148,260
Foreign Currency Translation Reserve	(3,128,874)	(202,580)
Earnings per Share	***(6.6 cents)***	***0.78 cents***
Weighted average number of Ordinary shares used in calculation of Earnings per Share	**56,250,530**	**36,842,841**
Net tangible asset backing per ordinary security	**44 cents**	**60 cents**

Issued and quoted securities at end of current period

	Total number	Number quoted	Issue price per security	Amount paid up per security
Ordinary securities	67,623,720	67,623,720		
Changes during current period (a) Increases through issues	3,305,453 750,000 18,920,126	3,305,453 750,000 18,920,126	$0.4626 $0.55 $0.4626	$0.4626 $0.55 $0.4626
(b) Decreases through returns of capital, buybacks	0	0		
			Exercise Price	Expiry date
Options	6,261,796	6,261,796	$1.10	31/12/03
Issued during current period	0	0		
Exercised during current period	0	0		
Expired during current period	2,482,660	2,482,660	$3.48	31/12/02

	Consolidated Entity	
	30-Jun-03 $	30-Jun-02 $
NOTE 11 ACCUMULATED LOSSES		
Balance at Beginning of year	(16,224,547)	(16,512,648)
Net Profit (Loss) attributable to members of Redflex Holdings Limited	(3,736,886)	288,101
Balance at End of Year	(19,961,433)	(16,224,547)

NOTE 12 STATEMENT OF CASH FLOWS	Consolidated Entity	
	30-Jun-03 $	30-Jun-02 $
Reconciliation of Profit (Loss) from Ordinary Activities After Income Tax, to Net Cash Inflow from operations		
Net Profit/(Loss) after Income Tax	(3,736,886)	288,101
Non Cash Flow Items		
Depreciation Expense	2,938,747	2,199,465
Amortisation of Intangibles	768,057	527,316
Provision for Employee Entitlements	(107,314)	(11,308)
Provision for non-recovery of receivable	2,008,000	210,000
Change in Operating Assets and Liabilities		
Decrease/(Increase) in Term Deposits	(910,599)	0
Decrease/(Increase) in Receivables – non-current	240,790	(927,511)
Decrease/(Increase) in Receivables – current	(1,076,867)	(890,054)
Decrease/(Increase) Inventories	(4,800,125)	(553,399)
Increase/(Decrease) in Payables	511,324	(1,141,526)
Net Cash Inflow/(Outflow) from Operating Activities	**(4,164,875)**	**(298,916)**

	Consolidated Entity 30-Jun-03	30-Jun-02

NOTE 13 FINANCIAL RATIOS

Profit before tax / revenue

	30-Jun-03	30-Jun-02
Consolidated profit (loss) from ordinary activities before tax as a percentage of revenue	(15.9%)	1.1%

Profit after tax / equity interests

	30-Jun-03	30-Jun-02
Consolidated net profit (loss) from ordinary activities after tax attributable to members as a percentage of equity at the end of the period	(10.2%)	0.9%

NOTE 14 SEGMENT NOTE

(a) Business Segments

	Corporate	Communications	Traffic	30-Jun-03 Total	30-Jun-02 Total
	$(000)	$(000)	$(000)	$(000)	$(000)
Revenue from sale of goods & services	406	7,382	5,211	12,999	15,880
Revenue from fee for service contracts		0	10,501	10,501	10,448
Total revenue	406	7,382	15,712	23,500	26,328
Consolidated operating profit before tax	(5,550)	61	1,753	(3,736)	288
Total assets	6,259	13,136	25,373	44,768	37,794

(b) Geographical segments

	Australia	USA	Other	30-Jun-03 Total	30-Jun-02 Total
	$(000)	$(000)	$(000)	$(000)	$(000)
Revenue from sale of goods & services	6,756	5,475	768	12,999	15,880
Revenue from fee for service contracts	0	10,501	0	10,501	10,448
Total revenue	6,756	15,976	768	23,500	26,328
Total assets	26,073	18,695	0	44,768	37,794

The Consolidated operating profit before tax shown in the segment information includes nonrecurring costs, provisioning against receivables and an allocation of Corporate overheads.

Revenue allocated to the Corporate Division represents revenue received from the Touchscreen business which was discontinued in September 2002.

Compliance statement

1. This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX

2. This report, and the accounts upon which the report is based, use the same accounting policies.

3. This report does give a true and fair view of the matters disclosed.

4. The accounts are in the process of being audited or subject to review.

5. The entity has a formally constituted audit committee comprising all Board members.

Graham Davie
Director
12 September 2003


REDFLEX
HOLDINGS


RECEIVED
2005 FEB 17 A 10:22

Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

A$5M Contract with the City of Hawthorne

1 September 2003: The directors are pleased to announce that Redflex Traffic Systems Inc., a wholly owned company of the Redflex group, has been awarded a contract with the City of Hawthorne located in the Los Angeles area with a population of approximately 85,000 near Los Angeles Airport. The new contract provides for the installation of five intersections with 10 approaches for red light photo enforcement in the first phase with up to 10 additional approaches in a second phase subject to agreement between the City and Redflex. The contract term is for five years from the date of the commissioning of the first systems with an option to extend for two additional one-year periods. When the photo enforcement systems are installed they are expected to yield revenue in the order of A$1.0M per annum for 10 approaches (phase 1) based on the number of citations issued.

Bruce Higgins, Chief Executive of Redflex Traffic Systems said, "The award builds on our presence in the Los Angeles area which has a high volume of traffic and incidence of red light running. Our systems have demonstrated the highest issuance rate and overall performance in the industry meeting the needs of the community in the city. Our delivery performance is also impressive. Redflex Traffic Systems has installed and commissioned 24 systems in the first 2 months of the financial year, since 1 July, and in a first for Redflex, commenced operations in Savannah, Georgia and Munro County in North Carolina, which develops our east coast presence in the USA market."

Redflex Traffic Systems Inc. is the largest provider of digital red light photo enforcement services in North America and leads the market in installed systems, installation rate, and growth in both new contracted cities and market share over the past 12 months.

The Redflex Group has principal offices in Australia and the USA and representatives on all continents.

For further information:

Graham Davie	Bruce Higgins
Chief Executive Officer	President and CEO
Redflex Holdings Limited	Redflex Traffic Systems Inc
grahamd@redflex.com.au	bruceh@redflex.com
(03) 9674 1888	+1 310 9029404


REDFLEX
HOLDINGS


RECEIVED
2005 FEB 17 A 10:23

Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

USA Contract Renewal & Increase

20 August 2003: The directors are pleased to announce that Redflex Traffic Systems Inc., a wholly owned company of the Redflex group, has been awarded a contract renewal with the City of Garden Grove located in the Los Angeles area. The new contract provides for the installation of up to 12 additional red light photo enforcement systems in addition to the two systems currently installed. The contract term is for three years with an option to extend for an additional three years. When the photo enforcement systems are installed they are expected to yield revenue in the order of A$1.5M per annum based on the number of citations issued.

Bruce Higgins, Chief Executive of Redflex Traffic Systems said, "The award extends and builds on the existing relationship in this important city, and is an indication of the confidence and satisfaction with Redflex to renew the contract on these terms. This is an important growth phase of the company by demonstrating the growth in 'annuity type' revenue increases month on month throughout the year for our USA traffic business."

Redflex Traffic Systems Inc. is the largest provider of digital red light photo enforcement services in North America and leads the market in installed systems, installation rate, and growth in both new contracted cities and market share over the past 12 months.

The Redflex Group has principal offices in Australia and the USA and representatives on all continents.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
grahamd@redflex.com.au
(03) 9674 1888

Bruce Higgins
President and CEO
Redflex Traffic Systems Inc
bruceh@redflex.com
+1 310 9029404


REDFLEX
HOLDINGS



Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

Redflex Communication Systems Wins Secure Voice Conferencing Contract for US Army

16 July 2003. The directors are pleased to announce that Redflex Communication Systems Inc., a wholly owned company of the Redflex Group, has been awarded a contract by the US Department of Defense for the provision of a Switch*plus*® Secure Voice Conferencing System for the US Army valued at $300,000.

Brad Kay, President of RCS Inc said: "This contract represents a number of firsts for the company: the first direct sale to the US Department of Defense; the first direct sale to the US government; the first sale to an Army application, after a number of Air Force and Navy sales; and the first sale into this specific application area. It provides a US site reference that will be key to winning further orders from other US defence agencies and prime contractors. Redflex established a permanent presence in the United States two years ago to address opportunities with US based global defence prime contractors, and also to address the US defence market."

After integration testing in Virginia, Redflex expects to install the system for the Army in November 2003.

This is a new product based upon our standard Switch*plus*® hardware and software and provides users with the ability to establish secure conference communications. Redflex is actively working with other US Government agencies with similar requirements and expects a strong demand for this product.

This news follows the recent shipment of four air defence communications systems and the successful installation of two air defence systems for major US based prime contractors. Redflex is currently completing work for the Royal Australian Air Force to further enhance their communications capabilities at Air Defence Operations Centres.

Switch*plus*® is the core product of Redflex Communications Systems and is used in Air Traffic Control, Military Operations Centres and other Command and Control and Public Safety applications around the world. Redflex Communication Systems, with facilities in Melbourne, Australia and the Washington, DC area of the USA, is a leading communications systems integrator for transportation, defence and public safety application worldwide.

The Redflex Group has principal offices in Australia and the USA and representatives on all continents.

For further information:

Graham Davie	Brad Kay
Chief Executive Officer	President and CEO
Redflex Holdings Limited	Redflex Communication Systems Inc
grahamd@redflex.com.au	bradk@redflex.com.au
(03) 9674 1888	+1 703-871-5141


REDFLEX
HOLDINGS

Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

City of Upland Contract Win A$5M

14 July 2003. The directors are pleased to announce that Redflex Traffic Systems Inc., a wholly owned company of the Redflex Group, has been awarded a contract by the City of Upland for the provision of photo enforcement of red-light violations services in intersections.

The City of Upland is located within the greater Los Angeles area within the State of California. Redflex will work with the city to identify initially ten intersection approaches suitable for implementation of the photo enforcement program, which has been proven to improve public safety and reduce accidents within the installed intersections. Redflex will provide the manufacturing construction and technical services to the city with financial compensation based on a fee per citation issued, over a period of five years from the date of installation, with two one year options. The contract has been won in a competitive assessment in which the Redflex product was assessed against other vendors.

The first phase of the new contract is expected to be valued over five years at approximately A$5 million based on the initial program planned. Estimated contract values are based on factors that can vary such as city intersection selection, timing and approval of intersections, driver behaviour, systems performance, and A$-US$ exchange rate variations. Redflex installed nine new intersection approaches over the last 30 days within other USA cities.

Redflex also announced on 30 June the award of a A$2m contract with the Victorian Department of Justice for a point–to-point photo speed enforcement system for the Hume Freeway.

Redflex Traffic Systems Inc. is the largest provider of digital red light photo enforcement services in North America and leads the market both in installed systems and growth in both new contracted cities and market share over the past 12 months. The company is a leading provider of speed and red-light photo enforcement systems for global markets with clients in five countries and 35 cities worldwide.

The Redflex Group has principal offices in Australia and the USA and representatives on all continents.

For further information:

Graham Davie	Bruce Higgins
Chief Executive Officer	President and CEO
Redflex Holdings Limited	Redflex Traffic Systems Inc
grahamd@redflex.com.au	bruceh@redflex.com
(03) 9674 1888	+1 310 9029404



REDFLEX HOLDINGS LIMITED

CONTENTS

DIRECTORS

Christopher Cooper - Chairman

Graham Davie - CEO

Robin Debernardi - Non Executive Director

Peter Lewinsky - Non Executive Director

Marilyn Stephens - Company Secretary

REGISTERED OFFICE

31 Market Street
South Melbourne
Victoria, Australia 3205.

OVERSEAS OFFICES

5020 North 74th Street
Scottsdale, Arizona, USA.

6047 Bristol Parkway, Suite 100
Culver City, CA 90230, USA.

11710 Plaza America Drive
Suite 2000, Reston, VA 20190, USA.

AUDITORS

Ernst & Young
120 Collins Street
Melbourne, Victoria, Australia 3000.

SHARE REGISTRY

Computershare Investor Services Pty Limited
Level 12/565 Bourke Street
Melbourne Victoria, Australia 3000.

BANKERS

The National Australia Bank.
535 Bourke Street
Melbourne, Victoria, Australia 3000.

...flex Red-light and Speed Camera Systems for export to the United States.

The Redflex Flash, designed and manufactured in Melbourne for world-wide markets.



DEAR SHAREHOLDERS,

The last year has been a historic one for our Company. The shareholders 12 months ago indicated that a corporate transformation was required and by appointing the new Board gave a mandate to the Directors to carry it out. The Board has worked hard all year to address various issues and is generally pleased with achievements to date whilst being acutely mindful of the tasks still in front of our Company.

Various legacy issues needed to be identified and quantified leading to large but necessary and prudent financial provisioning. Whilst a larger than expected loss for the financial year was the unavoidable outcome of this process, it must be noted that the Company achieved a $1.3 million trading profit. The Board is confident that it has now addressed these legacy issues and shareholders can expect ongoing and increasing profitability.

The Traffic Division continues to grow strongly both in Australia and the USA where the installed base has increased by approximately 80% over the last year. Similar growth over the next 12 months is also expected together with ever increasing hardware sales to the Australian and global markets.

The Communications Division, which is largely dependent on the international aviation and defence industries, has found the environment over the last two years, for a number of well known reasons, to be commercially difficult. Whilst an immediate dramatic turnaround is unlikely, the Board believes that there are signs of significant strengthening in the global aviation and defence environment and strenuous efforts are being made both domestically and internationally to take advantage of any upturn. The Division is currently under detailed review by the Board with a view to best shaping its future direction.

During the past 12 months a close working relationship has been established between the Company and its new bankers, the National Australia Bank. The bank's financial assistance to the Company to facilitate its rapid expansion, particularly in the Traffic area, has been of fundamental importance and the Board is hopeful that the relationship is one that will grow for many years to come to the mutual benefit of both parties.

A further milestone of significance for the



of the art facilities located in Market Street, South Melbourne. These premises provide the headquarters for the Company and constitute a vast improvement on the previous corporate accommodation. The Company should be well served in its new home for many years to come.

The Board is pleased to welcome Mr Peter Lewinsky into its ranks as a non-executive Director. Mr Lewinsky has a broad commercial background at Board level in both the corporate and governmental arenas acquired over many years of investment banking practice. He has been working alongside the Board in a consultant capacity since early calendar 2003 and his acumen, knowledge and insight have been of great benefit to the Company and will doubtless continue to be.

Redflex is wonderfully positioned to grow and prosper both in Australia and overseas. Its products are world leading and shareholders may rest assured that the Board will continue to diligently pursue the great opportunities on offer to the Company.

I take the opportunity to thank the Company's staff for their unstinting efforts during the past year in often less than ideal circumstances. Similarly, the Board thanks the Company's shareholders for their ongoing long-standing loyal support. The Board is pleased that during the past 12 months there has been significant market recognition of the Company's improved position and is optimistic that such progress will continue into the future.

CHIEF EXECUTIVE OFFICER'S REPORT

REDFLEX HOLDINGS LIMITED

Redflex enters the 2003/2004 financial year with strong growth in the USA already committed, a strong order book in the Australian Traffic operation and a healthy prospects list for the Communications division. The company is the premier supplier of digital red-light photo-enforcement systems in the USA, and has moved to take up a dominant position in the Australian market.

The current Board structure was put in place in November 2002. Since that time it has overseen a significant transformation within the company. The Board immediately recognised the requirement to deal with matters that had the potential to limit the company's growth. An appropriate mix of debt and equity funding was secured, a range of legacy and historical issues were dealt with, and there has been a strong focus on the expansion of the operations of the business.

With non-recurring items and provisions now in the past, Redflex is poised to show significant growth and deliver a strong profitable result in the 2003/04 financial year.

Against this backdrop, the following information is presented.

HIGHLIGHTS

- Revenues in the USA are growing with the increasing installed base, and the Traffic operation has moved to profitability. Year to date revenues for the current financial year are over 70% higher than for the corresponding period last year.
- At the date of this report, installed approaches in the USA are 180, compared with 101 at the same time last year.
- New sales contracts in twelve cities in the USA and renewals and extensions on a further two indicate a very strong current order book.
- Implementation capability in the USA has been expanded to sustain a rollout capacity exceeding 10 approaches per month.
- Four major new Traffic contracts were won in Australia, demonstrating Redflex' increasing success in the market.
- Strong support from shareholders and investors with $10.6 million equity raised.
- Support from National Australia Bank with a USD debt facility for camera rollout.
- New Communications contracts with international prime contracting companies, Lockheed Martin and Northrop Grumman.
- The Communications division's first sale to the USA Department of Defence, and a further follow on contract.

GROUP RESULT SUMMARY

Trading Result

The operating profit for the group was $1.31 million before non-recurring items and provisions, reflecting the underlying strength in the company.

Gross revenue of $23.5 million was down 12.6 % on the previous financial year ($26.9 million). This was due to: divestment of two business divisions; reduced revenue in the Communications Division attributable to the impact of global events and exchange rate exposures; and the move in the AUD/USD exchange rate by approximately 20% reducing the reported revenue from the growing USA Traffic business due to translation effects.

Non-recurring items totalled $3.2 million, and provisions relating to non-trading activities were $1.85 million, resulting in a net loss of $3.74 million.

Non Recurring Items



There were a number of non-recurring items that had an adverse effect on the result for the full year. For the first half of the financial year, these were: the costs of pursuing a finance transaction that did not proceed to completion and restructuring costs.

The Communications division has been affected by the major shift in the AUD/USD exchange rate, which

its contracts in USD and because of the constrained financial circumstances at the time of entering into the contracts, was unable to put in place appropriate hedging instruments. The overall effect of this was approximately a $1.76 million foreign exchange loss for the financial year.

The company now has exchange rate forward cover in place and a policy that addresses the appropriate approach to forward cover for all non-AUD contracts entered into. Consequently, exchange rate losses are regarded as non-recurring.

Provisions

The directors have taken a strong position on provisioning. Provision has been made for:

- Possible non-recovery of some loans under past structured finance transactions. The company will continue to follow up all outstanding amounts with a view to full recovery.
- The possible non-recovery of some of the proceeds of the sale of business effected in the 2001/2002 year.
- Limited recourse employee loans under the Employee Share Acquisition Scheme.

All provisions relate to non-trading activities that occurred prior to the 2002/2003 financial year.

	A$'000	
Trading Result		
Redflex Traffic Systems	2,512	
Redflex Communications Systems	864	
Redflex Holdings Limited	(2,062)	
		1,314
Non Recurring Items		
Financing Costs	(1,241)	
Restructuring Costs	(202)	
Foreign Exchange Loss	(1,757)	
Total Non Recurring		(3,200)
Provisions relating to non trading activities		(1,850)
Net Profit/(Loss)		**(3,736)**

FINANCING ACTIVITIES

Through the year a number of successful financing activities have occurred. The USA based traffic business has required ongoing capital funding to enable it to grow at a rate consistent with the growth in the market and maintaining market share. The current growth will require additional funding to ensure that the opportunity to build the business in the rapidly growing USA market is realised.

During the year, the USA traffic business began to generate positive cash flow from operations. This is sufficient to fund the operational costs and some of the committed growth. However external ongoing funding is required to fund the capital expenditure necessary to roll out cameras to meet the Build-Own-Operate-Maintain (BOOM) model requirements. The requirement for ongoing capital funding will reduce as more cameras are installed and the revenue base grows progressively.

Through the 2002/03 financial year, an appropriate mix of debt and equity funding was put in place to meet the requirements of the company. The involvement of the National Australia Bank as a senior debt provider and the support of shareholders and investors in equity raisings through the Share Purchase Plan and associated placement underpinned the growth delivered through the year. A further standby debt facility has been available to the company.

For the year ahead, additional financing will be required and the board is considering a range of options. A mix of debt and equity will be sourced to meet the growth expectations for the group.

CHIEF EXECUTIVE OFFICER'S REPORT

REDFLEX TRAFFIC SYSTEMS USA — REVIEW OF OPERATIONS

Redflex Traffic Systems in the USA provides complete outsourced traffic photo-enforcement solutions to cities across the USA. These solutions include fixed red-light, fixed speed, mobile speed and combination speed and red-light cameras in conjunction with leading edge high volume citation processing.

The business is based on a Build-Own-Operate-Maintain (BOOM) model whereby Redflex provides all infrastructure and support for either a fixed monthly fee or a share of revenue. Contracts are typically for a five year period with options to extend by one or two years. During the contract Redflex provides a full set of services and support to the cities.

The traffic business has continued to grow in the USA with increasing momentum in sales and the rate of rolling out camera installations. Redflex Traffic Systems has committed contracts, including those already installed, in 29 cities in seven states. Of these, 180 approaches are currently installed.

Sales for the year have been exceptional, with new contracts announced since July 2002 in the cities of: Dayton, Ohio; Scottsdale, Arizona where the existing contract was renewed and extended; Southgate, California; Santa Ana, California; Monroe, North Carolina; Indian Trail, North Carolina; Inglewood, California; Marshville, North Carolina; Savannah, Georgia; Oxnard, California; El Monte, California; Upland, California; Rome, Georgia; Garden Grove, California — with an extension to the existing contract; Hawthorne, California; Toledo, Ohio, where the contract has been renewed and extended with an additional 10 approaches, a speed van, and upgrades of the existing red-light system to combination red light and speed; and Cary, North Carolina.

Cameras will be installed in these cities progressively to meet the expectations of these new customers. The committed contracts underpin the next major stage of growth, and a strong pipeline of selections, bids and prospects should ensure that the growth in sales continues.

The rollout rate for photo enforcement systems is now expected to be well in excess of the planned 10 approaches per month. A further installation team has been formed to ensure that the rollout momentum continues.

Redflex Traffic Systems' reputation in the industry continues to grow. Many cities now see Redflex as the provider of choice for photo enforcement systems.

Redflex Traffic Systems is now clearly the number one supplier of digital traffic photo enforcement systems in the USA, as evidenced by the number of contracted systems and the rate at which new contracts are being won.

Other key events for the year include the relocation of the CEO of the Traffic division to the USA to focus on the growth opportunities and the critical implementation phase of new contracts in the USA, the filling of the key executive positions of Director of Construction to direct all aspects of the rollout of contracted cameras, and the appointment of a Financial Controller for the American operation. These appointments position the company to capitalise on the growth emerging through the sales pipeline.

REDFLEX TRAFFIC SYSTEMS IN AUSTRALIA

The Australia based Traffic business also delivered an impressive performance with contracts signed in a number of jurisdictions, and development of key opportunities.

Major new contracts announced were: Transit Lane enforcement on the Liverpool to Paramatta Transit Way; the NSW School Zone Roadside Fixed Digital Speed Cameras; Red light/Speed Combination systems for the Department of Justice in Victoria; and Point-to-point Speed cameras on the Hume Freeway. More recently the company announced the award of a new contract for supply of a back office system for the Western Australia Police Service.

The company has won projects in a competitive environment, and has demonstrated its leadership in the areas of technology, capability and support. In addition, Redflex has won work to extend and enhance existing systems.

Redflex Traffic Systems is addressing an emerging global market and will be committing resources to develop opportunities in key countries where profitable opportunities exist. The signing of a heads of agreement with a company in South Africa to represent Redflex products , and the development of

WORLD WIDE PRESENCE

REDFLEX TRAFFIC SYSTEMS



REDFLEX TRAFFIC SYSTEMS

Oregon, USA
City of Beaverton
City of Beaverton Mobile Speed

Calilfornia, USA
Los Angeles Processing Centre
City of Ventura
City of Compton
City of Garden Grove
Culver City
San Juan Capistrano
Southgate
El Cajon
San Jose Mobile Speed
City of Fremont
Inglewood
City of Santa Ana
City of Bakersfield
City of Hawthorne
City of Upland
City of El Monte
City of Oxnard

Arizona, USA
Scottsdale Processing Centre
City of Scottsdale
City of Scottsdale Mobile Speed
City of Chandler
Paradise Valley RL/Fixed Speed
Paradise Valley Mobile Speed

North Carolina, USA
City of Marshville
City of Monroe
City of Cary
Town of Indian Trail

Georgia, USA
Savannah
Rome

Ohio, USA
City of Toledo
City of Dayton
City of Toledo

Illinois, USA
City of Chicago

Colorado, USA
Ft Collins
Ft Collins Mobile Speed

Cape Town, South Africa
Red Light/Speed
Image Viewing

Jeddah, Middle East
Red Light Camera
Red Light/Speed
Fixed speed
Ticket Processing System

Riyadh, Middle East
Red Light Camera
Red Light/Speed
Fixed speed
Ticket Processing System

Bahrain, Middle East
Red Light Camera
Ticket Processing System

Western Australia
Film Scanning and Ticket Processing System

Queensland, Australia
Film Scanning and Ticket Processing System

Victoria, Australia
Film Scanning and Ticket Processing System
Digital Red Light / Speed Systems
Point to Point speed enforcement
Weigh in motion enforcement

New South Wales, Australia
Fixed speed cameras
School zone speed
Tunnel fixed speed
Sydney Harbor Bridge toll enforcement
Liverpool-Parramatta Transit Way

projects and opportunities in the Middle East and Europe are key elements of company plans to grow its global market.

The key to keeping ahead in the emerging traffic photo enforcement market is the ongoing development of existing products and the development of new products to meet identified future needs. The R&D activities of Redflex Traffic address both of these areas. Product enhancements to reduce costs and add competitive features are constantly being developed. New products are being produced to meet existing or predicted market opportunities.

REDFLEX COMMUNICATIONS SYSTEMS

The Communications Division showed its resilience in difficult times despite reduced revenues due to the prevailing global circumstances. The division experienced a non-recurring exchange rate loss of $1.76 million, due to the inability of the group to put in place appropriate forward cover arrangements as a result of previous constrained financial circumstances.

The result for the division has been short of expectations, and improved performance is expected in the current financial year.

Over the year progress was made in delivering complex Air Defence Communications systems to key clients, including the Royal Australian Air Force, Lockheed Martin, Northrop Grumman and Tenix Defence Systems. New contracts were signed for multi-site Air Defence Systems for Lockheed Martin and Northrop Grumman for national defence customers.

In a significant development, Redflex made its first sale of its proprietary Switchplus technology in the form of a secure conferencing bridge to the USA Army. This is expected to lead to further orders with the USA Government.

The Communications Business has a prospects list going out three years, and expects to see increases in revenue in the 2003/04 financial year based on assessed probabilities of winning identified and qualified prospects.

The aviation and defence markets for Redflex Communications have been adversely affected by the combined effects of: the terrorist attacks of September 11; the impact of wars in Afghanistan and Iraq; and the effect of global terrorism. Indications are that the worst effects are now behind us with a perceived increase in proposed acquisition activity in the Defence sector.

Redflex Communications engages in focused product development activities that are targeted to specific market needs or opportunities. The formal release of the Redflex third generation voice and data switching system, Switchplus Gen 3, has involved significant development to ensure that the company's products and capabilities stay at the forefront of the specialised communications area in which it operates.

BOARD CHANGES

At the commencement of the financial year, the Board comprised Mr Phillip Scanlan as Chairman, the Hon Lord John Gilbert and Mr David Heaney as non-executive directors, and Mr Graham Davie as executive director. In August, Mr Chris Cooper and Mr Robin Debernardi were appointed as non-executive directors. Shareholders confirmed their appointment at the annual general meeting in November 2002. At that meeting Messrs Scanlan, Gilbert and Heaney declined to stand for re-election and Mr Cooper was appointed Chairman. Recently Mr Peter Lewinsky has been appointed to the board as a non-executive director. The board composition, in conjunction with the professional advisers retained to provide advice on legal, financial, HR and general corporate matters, is considered adequate for the current stage of the company's development. The Board composition will be reviewed on an on-going basis under the Corporate Governance code adopted by the Board.

CORPORATE GOVERNANCE

The Board has reviewed its Corporate Governance policies and practices in the light of the release of the ASX document 'Principles of Good Corporate Governance and Best Practice Recommendations' and has made changes in some areas where the Board believes appropriate. There is a statement of the degree of compliance against this document elsewhere in the annual report.

REDFLEX COMMUNICATIONS SYSTEMS

Calilfornia, USA
Secure Conference, defence communications

New York, USA
Secure Conference, defence communications

Washington, USA
Secure Conference, defence communications

Alabama, USA
Secure Conference, defence communications

Minnesota, USA
Secure Conference, defence communications

Arkansas, USA
Secure Conference, defence communications

Massachusetts, USA
Secure Conference, defence communications

Kansas, USA
Secure Conference, defence communications

Utah, USA
Secure Conference, defence communications

Pennsylvania, USA
Secure Conference, defence communications

Georgia, USA
Secure Conference, defence communications

Puerto Rico, USA
Secure Conference, defence communications

Port Moresby, Papua New Guinea
Jackson Airport, Alarmon

Mauritius
Mauritius Airport, ATC communications

Fiji
Fiji Airport, ATC communications

Bahrain, Middle East
Bahrain Defence Force, air defence
Bahrain Alrport, Alarmon

Dubai, Middle East
Dubai Airport, Alarmon & ATC communications

Croatia,
Croatia air force, 9 sites, air defence

South East Asia,
11 sites air, defence

Victoria, Australia
AIR5375, air defence
Public Transport Corporation, command & control
Melbourne Airport, Alarmon

New South Wales, Australia
Sydney Airport, Alarmon
ROCCS, air defence
LPA, naval communications
Roads & Traffic Authority, Integrated telephone and radio communications

Western Australia, Australia
Perth Airport, Alarmon
ComSentry, naval communications

Northern Territory, Australia
ROCCS, air defence

South Australia, Australia
Adelaide Airport, Alarmon

Queensland, Australia
Brisbane Airport, Alarmon

New Zealand
Anzac Frigate simulator, voice communications system



[illegible] and Paul McCallum in front of the Air Defence System currently being tested in the new Redflex Communications lab.

TOUCHSCREEN DIVESTMENT

The divestment of the Touchscreen division was completed in the first half of the financial year. There were residual revenues recorded for this division, and negligible profit for the period.

LITIGATION

Subsequent to the end of the financial year, patent related litigation with Locktronic was settled. Terms of the settlement are confidential.

OUTLOOK

The group has budgeted to make a substantial profit in the year ahead. For this year the board has decided not to issue a specific forecast, but will make timely reports on performance to the Australian Stock Exchange and on the company web site, www.redflex.com.au.

Your Board looks forward to delivering a strong result over the next 12 months.

The support of shareholders and investors during the year, with successful equity raisings totalling $10.6 million through a Share Purchase Plan and placements was appreciated and allowed the achieved growth to occur.

Thank you again to shareholders, financiers, customers, suppliers, advisers and staff who have supported the company over the past year, and who have been and will continue to be the key to future success.

Graham Davie
Chief Executive Officer

30 September 2003

DIRECTORS

The names and details of the Company's Directors in office during the financial year and until the date of this report are as follows. Directors were in office for the entire period unless otherwise stated.

NAMES, QUALIFICATIONS AND SPECIAL RESPONSIBILITIES

CHRISTOPHER COOPER L.L.B., B.Com.
(Appointed 14 August 2002)

Chairman

Mr Cooper has practised as a barrister and solicitor since 1977. He has been involved in commercial real estate development, investment and management as well as being an owner and operator of aged care health facilities from 1985 to 2001. Mr Cooper is also a principal and agent manager for significant share investment portfolios and a Director and Manager of numerous private investment companies and trusts.

ROBIN DEBERNADI

(Appointed 14 August 2002)

Non Executive Director

Mr Debernadi is a prominent businessman who established and developed a range of products in a horticultural business, the success of which is that it is now known as a household name in the industry. Mr Debernadi has since been successfully engaged in commercial property developments in Victoria and Queensland, while developing a rural property in North Central Victoria. He brings substantial experience in assisting companies involved in high growth phases of their development.

GRAHAM DAVIE BSc, Grad Dip Mil Av

Chief Executive Officer

Mr Davie is the Chief Executive Officer of the Group and has previously held the position of Managing Director of the Communications business since 1993. He has had ten years experience with the RAAF in engineering design and development, maintenance engineering, software development and support, specification of major systems, and project management.

His expertise also includes airborne avionics, flight simulation, avionics automatic test equipment, air traffic control communications and control systems, airport information display systems, and development of graphics software and system support.

PHILLIP SCANLAN AM, BEc (Syd), MA (Oxon), MBA (Harvard)

(Resigned 26 November 2002)

Non Executive Director

Mr Scanlan has been a public company director since 1984, and acted as a non-executive director and Chairman until his resignation from the Board on 26 November 2002.

DAVID HEANEY

(Resigned 26 November 2002)

Non Executive Director

Mr Heaney was a career banker and acted as a non-executive director until his resignation from the Board on 26 November 2002.

THE RT. HON. LORD JOHN GILBERT

(Resigned 26 November 2002)

Non Executive Director

Lord Gilbert was U.K. Minister of State for Defence Procurement from May 1997 to August 1999 and held many senior government positions in the UK. Lord Gilbert acted as a non-executive director until his resignation from the Board on 26 November 2002.

COMPANY SECRETARY

MARILYN STEPHENS

Ms Stephens has been the Company Secretary of Redflex Holdings Limited since it listed on the Australian Stock Exchange in February 1997. Prior to that Ms Stephens was Company Secretary to various companies within the Redflex Group for a period of 12 years.

DIRECTORS' INTERESTS

The interest of each director in the share capital of Redflex Holdings Limited, at the date of this Report, as contained in the Register of Directors' Shareholding of the Company is:

Director	Beneficial Interest over ordinary shares	Relevant Interest over ordinary shares	Options over Ordinary Shares
Chris Cooper	10,809	360,676	30,443
Robin Debernadi	120,459	2,686,393	354,380
Graham Davie	951,737	1,054,564	116,306

Directors' interests in options together with terms and conditions are set out in Notes 16 and 25.

Issue of Shares

During the year the Company issued the following shares:

1. 750,000 Ordinary Shares were issued by way of private placement at a price of $0.55 per share fully paid.
2. 18,920,126 Ordinary Shares were issued by way of private placement at a price of $0.4626 per share fully paid.
3. 3,305,453 Ordinary Shares were issued by way of a Share Purchase Plan at a price of $0.4626 per share fully paid.

Issue of Options

During the year ended 30 June 2003, no options were issued or exercised other than 350,000 options issued to Mr Phillip Scanlan and Mr David Heaney, in their capacity as Directors at that time. The options were issued at an exercise price of $1.10 and expire on 31 December 2003.

Expiration of Options

2,482,660 options issued at an exercise price of $3.48 expired on 31 December 2002.

Earnings per share	30 June 2003	30 June 2002
Basic Earnings per Share	(6.6 cents)	0.78 cents
Diluted Earnings per Share	(6.6 cents)	0.78 cents
Weighted average number of Ordinary shares used in calculation of Earnings per Share	56,250,530	36,842,841
Net tangible asset backing per ordinary security	44 cents	60 cents

Dividends

The Company did not propose or pay any dividends in the year ended 30 June 2003 (2002 — Nil).

Summarised operating results are as follows:

The Company showed revenue from operating activities of $23,499,913 which was down 12.6 % on the previous financial year (2002 - $26,885,484).

The reduction in revenue was due to:

- The divestment of two business divisions which generated revenue of $1,707,436 in the 2002 year.
- Reduced revenue in the Communications Division attributable to the impact of global events and exchange rate exposures; and
- The move in the AUD/USD exchange rate by approximately 20% reducing the reported revenue from the growing USA Traffic business and Communication division revenues within the USA due to translation effects.

The trading profit for the group was $1,312,942 before non-recurring items of $3,199,828 and provisions of $1,850,000. This resulted in a net loss of $3,736,886.

Non-recurring items totalling $3,199,828 included: professional and legal costs associated with a planned capital raising that was not completed, restructuring costs, and unhedged foreign exchange losses on contracts. The foreign exchange losses have arisen from Communications contracts in USD for which the group was unable to put in place adequate forward cover due to the previously constrained financial circumstances. The provisions relate to non-trading activities which are described further as Specific Expenses in Note 3 to the accounts.

The consolidated operating loss of the Consolidated Entity for the year ended 30 June 2003 after income tax was $3,736,886 (2002 — profit of $288,101).

The operating loss of Redflex Holdings Limited for the year ended 30 June 2003 after income tax was $2,639,521 (2002 — loss of $527,904).

Principal Activities

The principal activities during the financial year of entities within the Consolidated Entity were:

Operating results by business and geographical segments are as follows:

(a) Business Segments

	Corporate	Communications	Traffic	30-Jun-03 Total	30-Jun-02 Total
	$(000)	$(000)	$(000)	$(000)	$(000)
Revenue from sale of goods & services	406	7,382	5,211	12,999	15,880
Revenue from fee for service contracts		0	10,501	10,501	10,448
Total revenue	406	7,382	15,712	23,500	26,328
Consolidated operating profit before tax	(5,550)	61	1,753	(3,736)	288
Total assets	6,259	13,136	25,373	44,768	37,794

(b) Geographical segments

	Australia	USA	Other	30-Jun-03 Total	30-Jun-02 Total
	$(000)	$(000)	$(000)	$(000)	$(000)
Revenue from sale of goods & services	6,756	5,475	768	12,999	15,880
Revenue from fee for service contracts	0	10,501	0	10,501	10,448
Total revenue	6,756	15,976	768	23,500	26,328
Total assets	26,073	18,695	0	44,768	37,794

The Consolidated operating profit before tax shown in the segment information includes nonrecurring costs, provisioning against receivables and an allocation of Corporate overheads.

Revenue allocated to the Corporate Division represents revenue received from the Touchscreen business which was discontinued in September 2002.

Corporate Information

Redflex Holdings Limited is a company limited by shares that is incorporated and domiciled in Australia.

Redflex Holdings Limited has prepared a consolidated financial report incorporating the entities that it controlled during the year and as detailed in Note 10 to the accounts. The Consolidated entity employed 150 employees as at 30 June 2003 (2002: 145 employees).

Significant changes in the state of affairs

During the year ended 30 June 2003, the state of affairs of the Redflex Group changed significantly as a result of the issue of Ordinary Shares pursuant to the arrangements referred to in "Issues of Shares" above.

The funds raised pursuant to the above share issues have been used to finance the installation of equipment for Redflex's USA contracts, and improve the Group's working capital position.

The RTS Inc USA traffic operations have now reached the stage where they are generating positive cash flow and are no longer reliant on funding from Australia, other than for the capital requirements of the expansion program in installation of Company Infrastructure assets.

Likely developments and expected results

The most significant growth for the ensuing financial year is expected within the Traffic Division. The Company has set internal installation rates for cameras within the USA which can be met predominantly from existing contracts and selections. This growth will be funded from the cash generated from operations together with appropriate funding which is currently being put in place.

After balance date events

There were no after balance date events of significance not otherwise dealt with in this report except for the proposed issue of options to employees as described in Note 21.

Environmental Regulation and Performance

The Directors are not aware of any breaches of environmental legislation affecting the industry in which the Group operates.

Remuneration Policy

A remuneration Committee, currently comprising all members of the Board, has been formed for review of future remuneration arrangements for the Directors, and executive team. The Chief Executive's remuneration is approved by the Board. A policy for determining the amount and nature of emoluments and the linkage with the Company's performance is currently being finalised with senior management remunerated with a salary package comprising performance based financial incentives. The Company has sought expert advice from external advisors on appropriate levels of performance based incentives for senior management.

Emoluments of Directors of Redflex Holdings Limited

Emoluments	Base Fee $	Other $	Options granted at $1.10 expiring on December 31 2003	Termination & Similar Payments $
Phillip Scanlan	32,146	3,116	250,000	0
David Heaney	16,073	1,558	100,000	0
John W Gilbert	10,950		0	0
Robin Debernadi	0	0	0	0
Chris Cooper	0	0	0	0
Graham Davie	158,257	14,243	0	0

Emoluments of the five most highly paid executive officers of the Company and the Consolidated Entity.

The Directors have determined the officers of the Company to be the Chief Executive Officer and heads of the business units.

Emoluments	Base Fee $	Other $	Options Granted (Number)
Bruce Higgins	264,068	59,911	0
Graham Davie	158,257	14,243	0
Ron Johnson	158,404	13,536	0
Ricardo Fiusco	153,889	12,500	0
Peter Harrison	130,000	11,700	0

Indemnification of Officers and Auditors

The Company has agreed to indemnify the following current Directors of the Company: G. Davie, R Debernadi, C Cooper and the following former Directors, P Scanlan, D Heaney, J. Gilbert and the Company Secretary and all executive officers of the Company and of any related body corporate, against any liability that may arise from their position within the Company. The contract of insurance prohibits disclosure of the nature of the liability indemnified.

The ultimate parent entity paid premiums in respect of Directors and Officers liability insurance during the financial year. The contract of insurance does not include details of premiums paid in respect of individual officers of the Company and prohibits disclosure of the amount of the premium paid.

The Company has not otherwise, during or since the end of the financial year, indemnified or agreed to indemnify any auditor of the Company, or any related entity, against a liability incurred in their capacity as an auditor.

Directors' Meetings

Directors' meetings held and attended during the year ended 30 June 2003, and up to the date of this report were:

	No of Directors Meetings held while in office	Number of Directors Meetings attended	Audit Committee	Remuneration Committee
Graham Davie	21	21	3	3
Robin Debernadi	20	20	2	2
Chris Cooper	20	19	2	2
Phillip Scanlan	10	10	1	1
David Heaney	10	8	1	1
John Gilbert	10	7		

Ethical Standards

The Consolidated Entity has in place a Code of Conduct that identifies the appropriate professional conduct for its dealings with shareholders, management, employees and other persons. The self-regulatory measures contained within this code are important in increasing the awareness of shareholders, and others who deal with the Company, that Redflex Holdings Limited takes responsibility for its own conduct so that they may feel confident as to the integrity of the Company and its decision making processes.

This Code of Conduct has been implemented by the Board of Directors, who review compliance with the code and review its contents on an ongoing basis.

The Code currently includes standards in respect of the provision of a safe and healthy workplace, fair employment practices, compliance with business practice legislation, share trading by employees and Directors, financial reporting and dealings with customers and shareholders.

Identifying and managing business risks

The Board regularly monitors the operational and financial performance of the Company and Consolidated Entity against budget and other key performance measures. The Board also reviews and receives advice on areas of operational and financial risks. Appropriate risk management strategies are developed to mitigate all significant identified risks of the business.

Tax Consolidation

For the purposes of income taxation, the directors of Redflex Holdings Limited and it's 100% Australian owned subsidiaries have decided to form a tax consolidated group. Members of the group will enter into a tax sharing arrangement in order to allocate income tax expense to the wholly owned subsidiaries on a prorata basis.

Corporate Governance

In recognising the need for the highest standards of corporate behaviour and accountability, the Directors of Redflex Holdings Limited support and have adhered to the principles of corporate governance. The company's corporate governance statement is contained in the following section of this annual report.

Signed in accordance with a resolution of the Directors.

Graham Davie
Director

Melbourne, 30 September 2003

DIRECTORS' DECLARATION

In accordance with a resolution of the Directors of Redflex Holdings Limited, I state that:

In the opinion of the Directors:

the financial statements and notes of the Company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2003 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Graham Davie
Director

Melbourne, 30 September 2003

The Board of Directors of Redflex Holdings Limited is responsible for the corporate governance of the consolidated entity. The Board guides and monitors the business and affairs of Redflex Holdings Limited on behalf of the shareholders by whom they are elected and to whom they are accountable.

To ensure the Board is well equipped to discharge it's responsibilities, it has established guidelines for the operation of the Board. In accordance with ASX Listing Rule 4.10.3, the Directors provide hereunder the main corporate governance practices of the Consolidated Entity:

Composition of the Board

The composition of the Board is determined in accordance with the following principles and guidelines:

the Board shall comprise at least three directors and should always maintain a majority of non-executive directors

- the Chairman should be a non-executive director
- the Board shall comprise directors with an appropriate range of qualifications and experience; and
- the Board shall meet at least monthly and follow meeting guidelines to ensure all necessary information is available to participate in an informed discussion of all agenda items.

The Directors in office at the date of this report are

Mr Chris Cooper	Chairman, Non-executive Director
Mr Robin Debernadi	Non-executive Director
Mr Graham Davie	Chief Executive Officer

Nomination Committee

The size of the Board does not warrant a separate Nomination Committee. Any proposed Board appointments will be determined by the full Board.

Remuneration Committee

The Board is responsible for determining and reviewing compensation arrangements for the directors themselves and the chief executive officer and the executive team. The remuneration committee is currently constituted with all Directors as members.

Audit Committee

The Board has established an audit committee, which operates under a charter established by the Board. It is the Board's responsibility to ensure that an effective internal control framework operates within the entity. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, including the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information as well as non financial considerations such as the benchmarking of operational key performance indicators. The Board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the consolidated entity to the audit committee.

The Committee also provides the Board with additional assurance regarding the reliability of financial information for inclusion in the financial reports. All Directors are currently on the audit committee.

The external auditor is invited to attend all audit committee meetings.

The audit committee is also responsible for directing and monitoring the internal audit function and nomination of the external auditor and reviewing the adequacy of the scope and quality of the annual statutory audit and half-year statutory review.

Board responsibilities

As the Board acts on behalf of and is accountable to the shareholders, the Board seeks to identify the expectations of the shareholders, as well as other regulatory and ethical expectations and obligations. In addition, the board is responsible for identifying areas of significant business risk and ensuring arrangements are in place to adequately manage those risks.

The responsibility for the operation and administration of the consolidated entity is delegated by the Board to the chief executive officer and the executive team. The Board assures that this team is adequately qualified and experienced to discharge their responsibilities and has in place procedures to assess the performance of the chief executive and the executive team.

The Board is responsible for ensuring that management's objectives and activities are aligned with the expectations and risks identified by the board. To ensure this is achieved the board has a number of mechanisms in place, including:

The Board approves strategic plans, operating plans and budgets. The Board also reviews implementation by management, monitors progress against budget, including establishment and monitoring of key performance indicators for all significant business processes, designed to meet stakeholders needs and manage business risk.

The Board is actively involved in developing and approving initiatives and strategies designed to ensure the continued growth and success of the entity, including:

Establishment of committees to report on occupational health and safety and environmental issues and concerns;

Procedures to allow directors to seek professional independent advice at the company's expense;

Procedures to allow directors to review approval of contracts and financing arrangements including financial risk in such areas as currency, interest rate and credit policies and exposures, and to monitor management's actions to ensure they are in line with company policy.

Monitoring of the Board's Performance and Communication to Shareholders

In order to ensure the Board continues to discharge it's responsibilities in an appropriate manner, the performance of all directors is reviewed annually by the Chairman.

Directors whose performance is unsatisfactory are asked to retire.

Information is communicated to shareholders through:

- The annual report which is distributed to all shareholders
- The half-yearly report which is performed by way of an ASX release.
- The annual general meeting
- ASX releases in accordance with the entity's continuous disclosure policy
- Information available on the company's website at www.redflex.com.au

STATEMENT OF FINANCIAL PERFORMANCE

	Note	Consolidated Entity 30-Jun-03 $	Consolidated Entity 30-Jun-02 $	Redflex Holdings Limited 30-Jun-03 $	Redflex Holdings Limited 30-Jun-02 $
Revenue from Ordinary Activities	**2**	**23,516,739**	**26,885,484**	**0**	**0**
Operating expenses					
Materials & Consumables used	3	(5,599,099)	(5,176,158)	0	0
Depreciation and amortisation expense	3	(3,706,804)	(2,726,781)	0	0
Borrowing Costs	3	(141,764)	(162,762)	0	0
Salaries & Wages Expense	3	(12,140,971)	(11,705,558)	0	0
Outlays Capitalised in Research & Development		1,653,761	1,815,380	0	0
Other expenses from Ordinary activities		(1,970,177)	(8,327,504)	(898,778)	(423,904)
Provision for Doubtful debts		(158,000)	0	0	0
Specific Expenses	3(b)	(5,190,571)	(314,000)	(1,740,743)	(104,000)
Profit (Loss) from Ordinary Activities before Tax		**(3,736,886)**	**288,101**	**(2,639,521)**	**(527,904)**
Income Tax (Expense) / Benefit attributable to Ordinary Activities	4	0	0	0	0
Net Profit / (Loss) attributable to members of Redflex Holdings Limited		**(3,736,886)**	**288,101**	**(2,639,521)**	**(527,904)**
Net exchange difference on translation of foreign statements of foreign controlled entity.		(2,926,294)	(202,580)	0	0
Equity raising costs		(67,518)	(907,217)	(67,518)	(907,217)
Total changes in equity not resulting from transactions with owners as owners		**(6,730,698)**	**(821,696)**	**(2,707,039)**	**(1,435,121)**
Basic earnings per share		(6.6 cents)	0.78 cents		
Diluted earnings per share		(6.6 cents)	0.78 cents		

STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2003

		Consolidated Entity		Redflex Holdings Limited	
		30-Jun-03	30-Jun-02	30-Jun-03	30-Jun-02
	Note	$	$	$	$
Current Assets					
Cash Assets		1,070,124	401,403	105,481	1,606
Term Deposits		1,112,425	201,826	1,026,134	0
Receivables	8(a)	5,329,976	4,808,540	94,476	0
Inventories	9	10,548,366	5,748,241	0	0
Other	13	843,031	991,600	778,071	70,100
		18,903,922	**12,151,610**	**2,004,162**	**71,706**
Non-Current Assets					
Receivables	8(b)	265,511	1,810,300	54,279,588	42,766,803
Investments	10	0	0	3,740,142	3,740,142
Property Plant & Equipment	11	18,765,420	18,043,730	108,687	0
Capitalised Research & Development	12	6,833,546	5,788,064	0	0
		25,864,477	**25,642,094**	**58,128,417**	**46,506,945**
Total Assets		**44,768,399**	**37,793,704**	**60,132,579**	**46,578,651**
Current Liabilities					
Payables	14	4,429,511	3,918,187	70,817	206,398
Interest — bearing liabilities	14	769,000	292,121	516,022	292,121
Employee Provisions	15	415,416	428,541	45,862	0
		5,613,927	**4,638,849**	**632,701**	**498,519**
Non Current Liabilities					
Interest — bearing liabilities	14	2,171,351	0	2,171,351	0
Borrowings	14	0	0	6,665,173	3,486,587
Employee Provisions	15	339,533	433,722	123,695	0
		2,510,884	**433,722**	**8,960,219**	**3,486,587**
Total Liabilities		**8,124,811**	**5,072,571**	**9,592,920**	**3,985,106**
Net Assets		**36,643,588**	**32,721,133**	**50,539,659**	**42,593,545**
Equity					
Contributed Equity	16	59,733,895	49,148,260	59,733,895	49,148,260
Reserves	16	(3,128,874)	(202,580)	0	0
Accumulated Losses	17	(19,961,433)	(16,224,547)	(9,194,236)	(6,554,715)
Total Equity		**36,643,588**	**32,721,133**	**50,539,659**	**42,593,545**

STATEMENT OF CASHFLOWS

FOR YEAR ENDED 30 JUNE 2003

	Note	Consolidated Entity 30-Jun-03 $	Consolidated Entity 30-Jun-02 $	Redflex Holdings Limited 30-Jun-03 $	Redflex Holdings Limited 30-Jun-02 $
Cash Flows from Operating Activities					
Receipts from customers		22,256,603	26,129,139	0	0
Payments to suppliers and employees		(26,352,573)	(26,389,216)	(4,198,955)	(406,133)
Interest received		78,074	123,923	13,463	0
Interest and other costs of finance paid		(146,979)	(162,762)	(141,674)	0
Net Cash Flows from (Used in) operating activities - Note 19		**(4,164,875)**	**(298,916)**	**(4,327,166)**	**(406,133)**
Cash Flows from Investing Activities					
Payments for property, plant and equipment		(6,586,731)	(7,606,610)	(215,748)	0
Sale (Acquisition) of Minority Interest in Visible Voice		0	160,044	0	0
Capitalised research and development		(1,813,539)	(1,157,065)	0	0
Net Cash Flows from (Used in) investing activities		**(8,400,270)**	**(8,603,631)**	**(215,748)**	**0**
Cash Flows from Financing Activities					
Loans to Related Parties		0	(774,858)	(8,334,099)	(9,409,186)
Bank Borrowings		2,687,373	0	2,687,373	0
Lease liability incurred		252,978	0	0	0
Shareholder loans received (paid)		(292,121)	49,296	(292,121)	49,296
Cash proceeds from share issues		10,653,154	10,306,356	10,653,154	10,306,356
Share Issue Costs		(67,518)	(907,217)	(67,518)	(907,217)
Net Cash Flows from (Used in) financing activities		**13,233,866**	**8,673,577**	**4,646,789**	**39,249**
Net Increase/(Decrease) in Cash held		668,721	(228,970)	103,875	(366,884)
Cash at Beginning of Financial Year		401,403	630,373	1,606	368,490
Cash at End of Financial Year		**1,070,124**	**401,403**	**105,481**	**1,606**
Reconciliation of Cash					
Cash at the end of the year consists of:					
Cash on hand		1,385	0	180	0
Cash at bank		1,068,739	401,403	105,301	1,606
		1,070,124	**401,403**	**105,481**	**1,606**

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

This financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001 which includes applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with. The accounting policies adopted are consistent with those of the previous year. The financial report has been prepared in accordance with the historical cost convention.

Principles of Consolidation

The Consolidated financial statements are those of the consolidated entity, comprising Redflex Holdings Limited (the parent company) and all entities controlled by the company during the year. The financial statements of subsidiaries are prepared for the same accounting period as the parent company, using consistent accounting policies. All intercompany balances and transactions , including unrealised profits arising from intragroup transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

Comparatives

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

The companies comprising the Redflex Group

Redflex Holdings Limited is the Chief Entity. Refer to note 10 for details of all entities comprising the Consolidated Entity

Funding requirements and the basis of preparing the financial report

The financial report has been prepared using the going concern convention which contemplates the continuing orderly commercialisation by the Group of it's technologies. The ongoing growth in group revenue, particularly in relation to the USA Traffic Division, will require additional working capital. The Company believes this funding will be sourced from it's bankers, financiers and/or shareholders.

Cash and cash equivalents

For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks readily convertible to cash within two working days at nominal value, net of any outstanding bank overdrafts where offset arrangements exist.

Research and Development Costs

Research and development costs are deferred only where they are expected to give rise to significant future benefits. Such costs are amortised over future periods on a basis related to those expected future benefits. The commencement date for amortisation is the date of commissioning the product and capitalised costs are amortised over a ten year period.

Research and Development Syndication

The Group's entitlement to research and development funding and obligations related thereto were finalised during the prior financial year.

Foreign Currencies

Transactions in foreign currencies of entities within the Consolidated Entity are converted to local currency at the rate of exchange ruling at the date of the transaction.

Amounts payable to and by the entities within the Consolidated Entity that are outstanding at the balance date and are denominated in foreign currencies have been converted to local currency using rates of exchange ruling at the end of the financial year.

A monetary item arising under a foreign currency contract outstanding at the reporting date where the exchange rate for the monetary item is fixed in the contract is translated at the exchange rate fixed in the contract. Except for certain foreign currency options, all resulting exchange rate differences arising upon settlement or restatement are recognised as revenues and expenses for the year.

All exchange differences arising on settlement or re-statement are brought to account in determining the profit or loss for the financial year, and transactions costs, premiums and discounts on forward currency contracts are deferred and amortised over the life of the contract. Premiums on foreign currency options are expensed as incurred.

The USA traffic entity is considered financially and operationally independent of the parent entity. Accordingly the financial reports of the overseas operations are translated using the current rate method and any exchange differences are taken directly to the foreign currency translation reserve.

Leases

Leases are classified at their inception as either financial or operating leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight line basis.

Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the group are treated as financial leases and capitalised at the present value of the minimum lease payments and disclosed as property, plant & equipment. A lease liability of equal value is also recognised.

Capitalised lease assets are depreciated over the term of the lease. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and recognised directly in the operating results.

Property Plant & Equipment

Cost and Valuation

Items of property plant and equipment comprising a class of non-current assets are brought to account at cost and have not been revalued.

Depreciation

Depreciation rates are adopted as follows:

- Leasehold Improvements: 20% pa straight line
- Furniture & Fittings: 13-18% pa reducing balance
- Property, Plant & Equipment : Straight line over a period of seven years
- The depreciation rates are consistent with the prior year.

Taxes

Income Taxes

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent that timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related income tax benefit , calculated at current rates, is treated as a future income tax benefit or deferred income tax. Tax benefits arising from net timing differences and carry forward tax losses are not brought to account as the benefit which has not been brought to account will only be obtained if:

(i) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised;

(ii) the conditions for deductibility imposed by tax legislation continue to be complied with; and

(iii) no changes in tax legislation adversely affect the Consolidated Entity in realising the benefit.

Earnings per share

Basic EPS is calculated as net profit attributable to members divided by the weighted average number of ordinary shares, adjusted for any bonus element where applicable. Diluted EPS is calculated as the net profit attributable to members, adjusted for costs of servicing equity, the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses, and other non-discretionary changes in revenue and expenses during the period that would result from the dilution of potential ordinary shares divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

Investments

All investments are non-current and are carried at the lower of cost and recoverable amount.

Employee Benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include salaries and wages, sick leave and long service leave.

Any liabilities expected to be settled within twelve months are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled.

All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash flows , the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

The consolidated entity has adopted the revised Accounting Standard AASB 1028 "Employee Benefits" which has resulted in a change in the accounting policy for the measurement of employee benefit liabilities. Previously the consolidated entity measured the provision for employee benefits based on remuneration rates at the date of recognition of the liability. The effect of the revised policy is immaterial.

Recoverable Amounts

Non-current assets have not been revalued to an amount above their recoverable amount, and in determining the recoverable amount, cash flows are not discounted, and where carrying values exceed this recoverable amount, assets are provided for.

Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sale of Goods

Control of the goods has passed to the buyer.

Rendering of Services

Where the contract outcome can be reliably measured:

- control of a right to be compensated for the services has been attained and the stage of completion can be reliably measured. Stage of completion is measured by reference to the material costs and labour hours incurred to date as a percentage of total material costs and estimated labour hours for each contract.

Where the contract outcome cannot be reliably measured:

- revenue is recognised only to the extent that costs have been incurred.

Interest revenue

Control of the right to receive the interest payment.

Inventories

Inventories are valued at the lower of cost and net realisable value.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

Financial Instruments

The Consolidated Entity's accounting policies, including the terms and conditions of each class of financial asset, financial liability and equity instrument, both recognised and unrecognised at the balance date, are as follows. The interest rate risk and fair market valuation of financial instruments are shown in note 26

Recognised financial instruments	Accounting Policies	Terms and Conditions
(i) Financial Assets		
Receivables — Trade	Trade receivables are carried at nominal amounts due less any provision for doubtful debts. A provision for doubtful debts is recognised when collection of the full nominal amount is no longer probable.	Credit sales are on 30 day terms
Receivables — Controlled Entities	Amounts (other than trade debts) receivable from related entities are carried at nominal amounts due. Interest (when charged) is taken up as income on an accrual basis.	Loans are at call and non interest bearing.
Receivables — Other Corporations	Amounts (other than trade debts) receivable from non related parties/ entities are carried at nominal amounts due. Interest (when charged) is taken up as income on an accrual basis.	Loans and interest outstanding, if any, are at call.
Term deposits	Short term deposits are predominantly in USD and converted at year end rates. They are stated at the lower of cost and net realisable value. Interest is recognised when earned.	Short term deposits have an average maturity of 90 days and effective interest rates of between 1% and 2%.
Security Deposit	Security deposits are stated at the lower of cost and net realisable value. Interest is recognised when earned.	Security deposits remain for the term of the lease and achieve effective interest rates of ~2%.
(ii) Financial Liabilities		
Bank Borrowings	Bank borrowings are in USD, converted at year end exchange rates and carried at the principal amount. Interest is charged as an expense as it accrues.	Interest is charged at the bank's benchmark rate plus margin.
Payables	Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the Consolidated Entity.	Trade liabilities are normally settled between 30 and 60 days.
Amount payable to Controlled Entities	Loans from related parties are carried at the principal amount. Interest (when charged by the lender) is taken up as an expense on an accrual basis.	Loans are at call and non interest bearing.
Amount payable to Shareholders	Loans from shareholders are carried at the principal amount. Interest is taken up as an expense on an accrual basis.	Loans are at call and non interest bearing.
(iii) Equity		
Ordinary Shares	Issued and paid-up capital is recognised at the fair value of the consideration received by the company.	The Company is authorised to issue up to 200,000,000 Ordinary Shares. Details of shares issued and the terms and conditions of options outstanding over Ordinary Shares at balance date are set out in Note 16.

Notes to the Financial Statements for the year ended 30 June 2003	Consolidated Entity 30-Jun-03 $	Consolidated Entity 30-Jun-02 $	Redflex Holdings Limited 30-Jun-03 $	Redflex Holdings Limited 30-Jun-02 $

NOTE 2 REVENUE FROM ORDINARY ACTIVITIES

	Consolidated Entity 30-Jun-03 $	Consolidated Entity 30-Jun-02 $	Redflex Holdings Limited 30-Jun-03 $	Redflex Holdings Limited 30-Jun-02 $
Revenue from operating activities:				
Revenue from sale of goods & services	12,997,964	15,880,270	0	0
Revenue from fee for service contracts	10,501,949	10,447,748	0	0
Total revenue from operating activities	**23,499,913**	**26,328,018**	**0**	**0**
Revenues from outside the operating activities:				
Interest from other persons	16,826	123,923		0
Sundry Income	0	433,543	0	0
Total revenue from outside the operating activities	16,826	557,466	0	0
Total revenue from ordinary activities	**23,516,739**	**26,885,484**	**0**	**0**

NOTE 3 EXPENSES AND LOSSES

	Consolidated Entity 30-Jun-03 $	Consolidated Entity 30-Jun-02 $	Redflex Holdings Limited 30-Jun-03 $	Redflex Holdings Limited 30-Jun-02 $
Movements in Work In Progress	(4,239,665)	11,672	0	0
Operating lease rental	340,971	363,286	0	0
Other expenses from operating activities	5,868,871	7,952,546	898,778	423,904
	1,970,177	**8,327,504**	**898,778**	**423,904**
Depreciation of plant & equipment	2,938,747	2,199,465	0	0
Amortisation of intangibles	768,057	527,316	0	0
	3,706,804	**2,726,781**	**0**	**0**
Materials & Consumables used	5,599,099	5,176,158	0	0
Interest expense other persons and corporations	141,764	162,762	0	0
Outlays capitalised in Intangibles	(1,653,761)	(1,815,380)	0	0
Salaries & wage expense	12,140,971	11,705,558	0	0
Provision for Doubtful debts	158,000	0	0	0
Specific expenses	5,190,571	314,000	1,740,743	104,000
Total expenses from ordinary activities	**27,253,625**	**26,597,383**	**2,639,521**	**527,904**

Specific Expenses:
Profit from Ordinary activities before income tax expense **includes the following expenses whose disclosure is relevant in explaining the financial performance of the entity:**

	Consolidated Entity 30-Jun-03 $	Consolidated Entity 30-Jun-02 $	Redflex Holdings Limited 30-Jun-03 $	Redflex Holdings Limited 30-Jun-02 $
During the previous Financial Year the company disposed of a business where consideration for the sale of the business includes payment from future royalties. The Directors have reassessed and provided for the carrying value of the future receivable due to the uncertainty relating to the receipt of future royalties.	1,250,000	210,000	1,250,000	0
Provision for writedown of receivables emanating from past Structured Finance transactions.	350,000	0	100,000	0

Notes to the Financial Statements for the year ended 30 June 2003	Consolidated Entity 30-Jun-03 $	Consolidated Entity 30-Jun-02 $	Redflex Holdings Limited 30-Jun-03 $	Redflex Holdings Limited 30-Jun-02 $
Foreign exchange losses arising from inability to hedge foreign currency receivables. The Company did not have the capacity to hedge these longer term receivables until establishing a relationship with its current bankers early in 2003. All future receivables under these contracts are covered by an option to hedge using foreign exchange options at a rate of AUD/USD 0.625	1,756,768	0	0	0
During the year the company incurred non-recurring costs comprising:				
Costs associated with planned debt/equity financing activity in the USA that was not completed when a more favourable financing option became available	1,240,949	0	0	0
and costs associated with group restructuring.	202,111	0	0	0
Provision for unrecovered loan balances relating to the ESAS loan scheme.	390,743	104,000	390,743	104,000
Total Specific Expenses	**5,190,571**	**314,000**	**1,740,743**	**104,000**

Disposal of Business

During the previous financial year Redflex Holdings Limited entered into an agreement to divest its wholly owned subsidiary, Visible Voice Pty Ltd and its 100% interest in the Visible Voice Unit Trust, where part of the consideration for the sale included reimbursement for losses subsequent to 1 January 2002 together with the book value of the Trust net assets. The consideration comprised an initial cash consideration of $160,044, payments of $551,192 due within the next twelve months, future IVR services for $200,000 and future royalties of $731,236 from prospective future sales.

Sales of $431,650 and a non-recurring operating loss of $806,277 were recorded against the consolidated results for the previous financial year.

Assets and liabilities disposed of were:

Cash balances	0
Inventory	108,007
Other assets	1,022,788
Fixed assets	117,604
Losses refunded	473,364
Total assets	1,721,763
Creditors & accrued liabilities	96,352
Total liabilities	96,352
Sale Consideration received	160,044
Sale Consideration receivable	1,482,671
Profit on Sale of business	17,304

NOTE 4 INCOME TAX

(a) Carried Forward Tax Losses:

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-03	30-Jun-02	30-Jun-03	30-Jun-02
	$	$	$	$
The prima facie income tax on the profit (loss) from operations is reconciled to the income tax (expense)/benefit as follows:				
Profit/(Loss) from Operations before Income Tax	(3,736,886)	288,101	(2,639,521)	(527,904)
The prima facie tax, using tax rates applicable in Australia of 30% (2002 - 30%), on profit (loss) from operations differs from the accounts as follows:				
Prima facie tax on profit (loss) from operations	(1,121,066)	86,430	(791,856)	(174,208)
Tax effect of permanent differences	(430,500)	(468,297)	781,629	0
Under (over) provision in prior years	(305,055)	0	0	0
Carried forward (losses offset) benefits created	1,246,511	381,867	(10,227)	174,208
Income Tax Expense	**0**	**0**	**0**	**0**
Future income tax benefits from carry forward income tax losses not brought to account	4,218,654	2,972,143	390,561	400,788

The above future income tax benefit which has not been brought to account will only be obtained if:

(i) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised;

(ii) the conditions for deductibility imposed by tax legislation continue to be complied with; and

(iii) no changes in tax legislation adversely affect the Consolidated Entity in realising the benefit

(iv) the company has no franking credits.

During the year ended 30 June 1995 the Company sought and obtained a favourable private tax ruling relating to the eligibility of the carried forward tax losses. As a result of issues identified in calculating these tax losses, the Company has sought advice as to whether income derived by the Company from R&D Syndication is of a revenue or capital nature for taxation purposes, and also as to the extent to which the tax losses available to the Company are able to be used to offset that income. On the basis of advice received the Company does not believe that any contingent liability exists regarding the eligibility of carried forward tax losses.

Tax Consolidation

For the purposes of income taxation, the directors of Redflex Holdings Limited and it's 100% Australian owned subsidiaries have decided to form a tax consolidated group. Members of the group will enter into a tax sharing arrangement in order to allocate income tax expense to the wholly owned subsidiaries on a prorata basis. In addition the agreement provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations.

NOTE 5 REMUNERATION OF DIRECTORS

The Directors of the Redflex Holdings Limited during the year were:

- Chris Cooper (appointed 14 August 2002)
- Robin Debernadi (appointed 14 August 2002)
- Graham Davie
- John Gilbert (resigned 26 November 2002)
- Phillip Scanlan (resigned 26 November 2002)
- David Heaney (resigned 26 November 2002)

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-03	30-Jun-02	30-Jun-03	30-Jun-02
	$	$	$	$
Remuneration, including superannuation, paid or payable or otherwise made available in respect of the financial year to all Directors of Redflex Holdings Limited directly or indirectly, from the entity or any related party.			236,343	621,409
Remuneration, including superannuation, paid or payable or otherwise made available in respect of the financial year, to all Directors of each entity in the Consolidated Entity, directly or indirectly, by the entities of which they are Directors or any related party.	961,738	1,151,616		
Number of Directors of Redflex Holdings Limited whose remuneration including superannuation contributions fell within the following bands				
$0 - $9,999			2	1
$10,000 - $19,999			2	1
$20,000 - $29,999				2
$30,000 - $39,999			1	1
$90,000 - $99,999				
$130,000 - $139,999				
$160,000 - $169,999				1
$170,000 - $179,999			1	
$300,000 - $349,999				1

Mr Chris Cooper and Mr Robin Debernadi declined to accept Directors fees during the year.

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-03	30-Jun-02	30-Jun-03	30-Jun-02
	$	$	$	$

NOTE 6 REMUNERATION OF EXECUTIVE OFFICERS

	Consolidated 30-Jun-03	Consolidated 30-Jun-02	Redflex 30-Jun-03	Redflex 30-Jun-02
Remuneration received or due and receivable by executive officers of the Consolidated Entity whose remuneration including superannuation is $100 000 or more, from entities in the Consolidated Entity or a related party, in connection with the management of the affairs of the entities in the Consolidated Entity whether as an executive officer or otherwise.	976,509	805,956		
Remuneration received or due and receivable by executive officers of the Company whose remuneration including superannuation is $100,000 or more, from the Company or any related party, in connection with the management of the affairs of the Company or any related party, whether as an executive officer or otherwise.			344,440	0
Number of executive officers of the Consolidated Entity and the Company whose remuneration falls within the following bands:				
$130,000 - $139,999		1		
$140,000 - $149,999	1			
$150,000 - $159,999		1		
$160,000 - $169,999	1	1		
$170,000 - $179,999	2		2	0
$300,000 - $349,999	1	1		

NOTE 7 AUDITOR'S REMUNERATION

	Consolidated 30-Jun-03	Consolidated 30-Jun-02	Redflex 30-Jun-03	Redflex 30-Jun-02
Amount received or due and receivable by Ernst & Young for:				
Auditing the financial report of the entity and subsidiaries.	97,585	101,882	97,585	101,882
Auditing of separate financial statements for subsidiaries within Australia	28,000	22,000	0	0
Auditing of separate financial statements for subsidiaries outside Australia	112,327	0	0	0
Assurance services in relation to Rights Issue Prospectus	0	55,000	0	55,000
Other advisory services	18,900	78,797	0	0
	256,812	**257,679**	**97,585**	**156,882**

Notes to the Financial Statements for the year ended 30 June 2003	Consolidated Entity 30-Jun-03 $	Consolidated Entity 30-Jun-02 $	Redflex Holdings Limited 30-Jun-03 $	Redflex Holdings Limited 30-Jun-02 $

NOTE 8 RECEIVABLES

	30-Jun-03	30-Jun-02	30-Jun-03	30-Jun-02
(a) Current				
Trade Debtors	4,950,266	3,706,956	0	0
Other Debtors	793,417	765,525	193,723	0
Other Corporations	290,293	336,059	446,753	0
Provision for non-recovery	(704,000)	0	(546,000)	0
	5,329,976	**4,808,540**	**94,476**	**0**
(b) Non Current				
Controlled entities	0	0	54,091,829	42,117,716
Other Corporations	1,779,511	2,020,300	1,241,759	649,187
Provision for non-recovery	(1,514,000)	(210,000)	(1,054,000)	0
	265,511	**1,810,300**	**54,279,588**	**42,766,903**
	5,595,487	**6,618,840**	**54,374,064**	**42,766,903**

Recovery of loans to employees under the Employee Share Acquisition Scheme

Redflex Holding Ltd has made loans to eligible employees to assist in the acquisition of shares in Redflex. These loans have been made pursuant to the Employees Share Acquisition Scheme, approved by shareholders and are classified as Other Debtors.

A provision of $250,000 has been made for the potential non-recovery of parts of these loans, which may arise where the amount due is less than the market value of the shares acquired, and for which the loan matures within twelve months. At 30 June 2003, this amount would potentially apply to:

- loans associated with the issue of 84,225 shares where the shares were issued at $2.60
- loans associated with the issue of 15,537 shares where the shares were issued at $3.40.
- loans associated with the issue of 73,465 shares where the shares were issued at $1.66
- loans associated with the issue of 26,400 shares where the shares were issued at $1.52
- loans associated with the issue of 79,935 shares where the shares were issued at $0.60

Based on a market price of $0.90 as at the date of the preparation of these accounts, the net potential reduction to employee's loans is $ 252,000 should all of these loans become repayable at that time.

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-03	30-Jun-02	30-Jun-03	30-Jun-02
	$	$	$	$

NOTE 9 INVENTORIES

	30-Jun-03 $	30-Jun-02 $	30-Jun-03 $	30-Jun-02 $
Raw Materials — at cost	1,221,367	2,296,230	0	0
Work in Progress — at cost	5,932,392	1,692,727	0	0
Infrastructure Components — at cost	3,394,607	1,759,284	0	0
	10,548,366	**5,748,241**	**0**	**0**

NOTE 10 INVESTMENTS

Shares in controlled entities	**Country of Incorporation**	**% Owned**		**Investment in Subsidiary**	
Controlled Entities of Redflex Holdings Limited				**$**	**$**
Redflex Limited	Aust	100	100	3,356,669	3,356,669
Aerospace Systems Ltd	Aust	100	100	100,003	100,003
Silverlene (R&D) Pty Ltd	Aust	100	100	283,470	283,470
Redflex Traffic Systems Inc	USA	100	100	1	1
				3,740,143	**3,740,143**
Controlled Entities of Redflex Limited					
Redflex Touchscreens Pty Ltd	Aust	100	100		
Redflex Communications Systems Pty Ltd	Aust	100	100		
Redflex Management Services Pty Ltd	Aust	100	100		
Redflex Finance Pty Ltd	Aust	100	100		
Aerospace JVCO (Australia) Ltd	Aust	100	100		
Taglink Pty Ltd	Aust	100	100		
Tiripa Pty Ltd	Aust	100	100		
APR Investments Pte Ltd (a)	Singapore	100	100		
Redprime Pty Ltd	Aust	100	-		
Controlled Entities of Redflex Communications Systems Pty Ltd					
Redflex Communication Systems Inc	USA	100	100		
Controlled Entities of Redflex Traffic Systems Inc					
Redflex Traffic Systems Pty Ltd	Aust	100	100		
Traffic Safety Systems Inc	USA	100	100		

(a) This Company is not audited by Ernst & Young, the Redflex Holdings Limited's auditors.

Notes to the Financial Statements for the year ended 30 June 2003	Consolidated Entity 30-Jun-03 $	Consolidated Entity 30-Jun-02 $	Redflex Holdings Limited 30-Jun-03 $	Redflex Holdings Limited 30-Jun-02 $
NOTE 11 PROPERTY PLANT & EQUIPMENT				
Furniture and Fittings	747,581	498,942	72,375	0
Leasehold Improvements	355,699	336,093	69,263	0
Plant and Equipment	25,574,747	22,182,556	74,110	0
	26,678,027	**23,017,591**	**215,748**	**0**
Less Accumulated depreciation				
Furniture and Fittings	(473,042)	(241,089)	(32,337)	0
Leasehold Improvements	(200,297)	(159,302)	(40,319)	0
Plant and Equipment	(7,239,268)	(4,573,470)	(34,405)	0
	(7,912,607)	**(4,973,860)**	**(107,061)**	**0**
Total Written Down Amount	**18,765,420**	**18,043,730**	**108,687**	**0**
Furniture and Fittings				
Carrying amount at beginning	257,855		0	
Inter-group transfer	0		72,375	
Additions	248,639		0	
Disposals	0		0	
Depreciation Expense	(231,955)		(32,337)	
	274,539		**40,038**	
Leasehold Improvements				
Carrying amount at beginning	176,791		0	
Inter-group transfer	0		158,993	
Additions	19,606		0	
Disposals	0		(89,730)	
Depreciation Expense	(40,995)		(40,319)	
	155,402		**28,944**	
Plant & Equipment				
Carrying amount at beginning	17,609,086		0	
Inter-group transfer	0		74,110	
Additions	3,392,190		0	
Disposals	0		0	
Depreciation Expense	(2,665,797)		(34,405)	
	18,335,479		**39,705**	
Total Written Down Amount	**18,765,420**		**108,687**	

Plant and equipment included an amount of $Nil relating to Capital Works In Progress at year end. (2002 -$1,581,858).

The Company's banker provides a USD 3.3 million loan facility which is secured by a Mortgage Debenture over the assets and undertakings of Redflex Holdings Limited and its subsidiaries.

Notes to the Financial Statements for the year ended 30 June 2003	Consolidated Entity 30-Jun-03 $	Consolidated Entity 30-Jun-02 $	Redflex Holdings Limited 30-Jun-03 $	Redflex Holdings Limited 30-Jun-02 $

NOTE 12 CAPITALISED RESEARCH & DEVELOPMENT

Research and Development Expenditure				
Capitalised (at Cost)	8,628,920	6,815,380	0	0
Less accumulated amortisation	(1,795,373)	(1,027,316)	0	0
	6,833,547	**5,788,064**	**0**	**0**

NOTE 13 OTHER ASSETS

Current -				
Prepayments	328,031	476,600	263,071	70,100
Security Deposit	515,000	515,000	515,000	0
	843,031	**991,600**	**778,071**	**70,100**

NOTE 14 PAYABLES & INTEREST BEARING LIABILITIES

(a) Current – Payables				
Trade Creditors	3,527,923	2,118,155	0	0
Other Creditors	901,588	1,800,032	70,817	206,398
	4,429,511	**3,918,187**	**70,817**	**206,398**
Current — Interest Bearing Liabilities				
Bank Borrowings	516,022	0	516,022	0
Lease liability	252,978	0	0	0
Amount Payable to Shareholders	0	292,121	0	292,121
	769,000	**292,121**	**516,022**	**292,121**
(b) Non-current - Borrowings				
Bank Borrowings	2,171,351	0	2,171,351	0
Amount Payable to Controlled Entities	0	0	6,665,173	3,486,587
	2,171,351	**0**	**8,836,524**	**3,486,587**
	7,369,862	**4,210,308**	**9,423,363**	**3,985,106**

The Company's banker provides a USD 3.3 million loan facility which is secured by a Mortgage Debenture over the assets and undertakings of Redflex Holdings Limited and its subsidiaries. Of this amount USD 1.75 million was drawn at June 30 2003.

NOTE 15 EMPLOYEE PROVISIONS

(a) Current				
Provision for Employee Benefits	415,416	428,541	45,862	0
(b) Non-current				
Provision for Employee Benefits	339,533	433,722	123,695	0
	754,949	**862,263**	**169,557**	**0**

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-03	30-Jun-02	30-Jun-03	30-Jun-02
	$	$	$	$

NOTE 16 CONTRIBUTED EQUITY

Issued and paid up capital

67,623,720 Ordinary Shares fully paid, (2002 - 44,648,141 Shares)	59,733,895	49,148,260	59,733,895	49,148,260

Options

6,261,796 Quoted Options (2002: 8,744,456)	0	0	0	0

Unquoted Employee Options (2002-220,000)

Number	**Grant Date**	**Vesting Date**	**Expiry Date**	**Exercise Price**
100,000 unquoted options	16/9/1998	16/9/1998	16/9/2003	$0.57
40,000 unquoted options	8/8/1999	8/8/1999	8/8/2004	$2.57
60,000 unquoted options	20/5/2001	20/5/2001	20/5/2006	$1.52
20,000 unquoted options	11/1/2001	11/1/2001	11/1/2006	$1.66
220,000 unquoted options				

Movements in Shares on Issue	**Number of Shares**	**$**	**Number of Shares**	**$**
Beginning of the Financial Year	44,648,141	49,148,260	32,125,145	39,749,121
Issued during the year by -				
Private Placement	19,670,126	9,124,050	3,599,500	3,167,560
Rights Issue	0	0	8,923,496	7,138,796
Share Purchase Plan	3,305,453	1,529,103	0	0
Less Transaction Costs	0	(67,518)	0	(907,217)
	67,623,720	**59,733,895**	**44,648,141**	**49,148,260**

Foreign Currency Translation Reserve				
Beginning of the Financial Year	(202,580)	0	0	0
Effect of Exchange rate movement on translation	(2,926,294)	(202,580)	0	0
End of the Financial Year	**(3,128,874)**	**(202,580)**	**0**	**0**

Movements in Issued Capital

(a) Ordinary Shares

During the year:

- 750,000 Ordinary Shares were issued by way of private placement at a price of $0.55 per share fully paid.
- 18,920,126 Ordinary Shares were issued by way of private placement at a price of $0.4626 per share fully paid.
- 3,305,453 Ordinary Shares were issued by way of a Share Purchase Plan at a price of $0.4626 per share fully paid.

(b) During the year ended 30 June 2003, no options were issued or exercised other than 350,000 options issued to Mr Phillip Scanlan and Mr David Heaney, in their capacity as Directors at that time. The options were issued at an exercise price of $1.10 and expire on 31 December 2003.

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-03	30-Jun-02	30-Jun-03	30-Jun-02
	$	$	$	$

(c) Redflex Employee Share Acquisition Scheme and Redflex Employee Option Plan

Redflex Holdings Limited has established the Redflex Employee Share Acquisition Scheme and the Redflex Employee Option Plan. Options are allocated to employees based on seniority with management discretion permissible.

The terms of the Employees Share Acquisition Scheme provide for loans to eligible employees of up to 95% of the issue price of shares in Redflex Holdings Ltd, repayable in five years. The terms of these loans provide, amongst other things, that the final amount payable shall not exceed the market value of the shares purchased under the loan arrangement.

(d) During the year ended 30 June 2003 no shares or options were granted to employees. Subsequent to year end options were offered to nine senior staff members.

(e) 2,482,660 options issued at an exercise price of $3.48 expired on 31 December 2002.

NOTE 17 ACCUMULATED LOSSES

	Consolidated 30-Jun-03	Consolidated 30-Jun-02	Redflex Holdings 30-Jun-03	Redflex Holdings 30-Jun-02
Balance at Beginning of year	(16,224,547)	(16,512,648)	(6,554,715)	(6,026,811)
Net Profit (Loss) attributable to members of Redflex Holdings Limited	(3,736,886)	288,101	(2,639,521)	(527,904)
Balance at End of Year	**(19,961,433)**	**(16,224,547)**	**(9,194,236)**	**(6,554,715)**

NOTE 18 LEASE COMMITMENTS

	Consolidated 30-Jun-03	Consolidated 30-Jun-02	Redflex Holdings 30-Jun-03	Redflex Holdings 30-Jun-02
Operating Lease				
Operating Lease Commitments Payable not later than one year	1,504,732	995,962	0	0
Later than one year but no later than two years	1,501,843	1,059,151	0	0
Later than two years but not later than five years	2,691,306	2,148,421	0	0
Later than five years	0	412,707	0	0
	5,697,881	**4,616,241**	**0**	**0**

NOTE 19 STATEMENT OF CASH FLOWS

	Consolidated 30-Jun-03	Consolidated 30-Jun-02	Redflex Holdings 30-Jun-03	Redflex Holdings 30-Jun-02
Reconciliation of Profit (Loss) from ordinary activities after tax, to net cash inflow from operations				
Net Profit/(Loss) after Income Tax	(3,736,886)	288,101	(2,639,521)	(527,904)
Non Cash Flow Items				
Depreciation Expense	2,938,747	2,199,465	107,061	0
Amortisation of Intangibles	768,057	527,316	0	0
Provision for Employee Entitlements	(107,314)	(11,308)	169,557	0
Provision for non-recovery of receivable	2,008,000	210,000	1,600,000	0
Change in Operating Assets and Liabilities				
Decrease/(Increase) in Term Deposits	(910,599)	0	(1,026,134)	0
Decrease/(Increase) in Receivables — Non current	240,788	(927,511)	(1,694,576)	(69,479)
Decrease/(Increase) in Receivables - current	(1,076,867)	(890,054)	(707,972)	0
Decrease/(Increase) Inventories	(4,800,125)	(553,399)	0	0
Increase/(Decrease) in Payables	511,324	(1,141,526)	(135,581)	191,250
Net Cash Inflow/(Outflow) from Operating Activities	**(4,164,875)**	**(298,916)**	**(4,327,166)**	**(406,133)**

NOTE 20 SUPERANNUATION COMMITMENTS

The Consolidated Entity has arranged Group superannuation plans whereby the employee and the employer contribute varying amounts of superannuation, depending on an employee's remuneration package. In other cases employees have nominated other funds to which the Consolidated Entity contributes at the direction of the employee.

In addition, the Consolidated Entity had during the year ended 30 June 2003 a statutory responsibility to contribute 9% of an employee's salary, which is also paid to a number of funds as directed by each employee.

All of the economic entities' responsibilities in respect to superannuation commitment relating to the year ended 30 June 2003 have been discharged. All relevant Superannuation funds are Accumulation Funds and accordingly there is no unfunded liability as at this date.

NOTE 21 EMPLOYEE BENEFITS

Subsequent to year end and before the date of this report, and in accordance with the existing employee option plan, Redflex Holdings Limited has taken a decision to issue options over the ordinary shares of Redflex Holdings Limited to certain executives of group entities. The options are proposed to be issued for nil consideration, and granted in accordance with performance guidelines established by the directors of the holding company.

The directors propose to grant Options over ordinary shares to key executives and directors as part of the Company's overall incentive policies. The intent is to align the interests of key executives to those of shareholders, to encourage the levels of commitment necessary to grow the company and to promote a focus on longer term employment for the benefit of the Company.

The Options are proposed to be issued in accordance with the existing Redflex Employee Option Plan on the following terms:

(a) One third of the Options will vest on 1 February 2004;

(b) One third will vest on 1 February 2005;

(c) One third will vest on 1 February 2006;

(d) Options can not be exercised until after the vesting date.

(e) The options expire after 5 years;

(f) 1,800,000 of the options are at an exercise price of $0.50

(g) The exercise price of the remaining options is nominally $0.58 and increases at the rate of 3% per annum (compounding) until the time of exercise.

(h) Options that have not vested cannot be exercised after termination of employment.

The Options, entitling the holder to subscribe for one ordinary share, will form a separate class of unlisted Employee Options. The maximum number to be issued is 5,985,000, of which 900,000 are proposed to be issued to the executive director and 420,000 are proposed to be issued to non-executive directors subject to shareholder approval which will be sought at the Company's forthcoming Annual General Meeting.

The aggregate employee liability is described in note 15 above.

NOTE 22 CONTINGENT LIABILITIES

Indemnity Guarantees

	Consolidated Entity 30-Jun-03 $	Consolidated Entity 30-Jun-02 $	Redflex Holdings Limited 30-Jun-03 $	Redflex Holdings Limited 30-Jun-02 $
A bank has issued Indemnity Guarantees against which Letters of Set Off are in place:			70,000	115,535
The Company's bankers have issued other Indemnity Guarantees of:			27,450	158,305

The guarantees have been issued in respect of rental deposits and bid bonds.

Structured equity funding for Visible Voice Unit Trust

Redflex Holdings Ltd (Redflex) entered into a licensing arrangement with an investment partnership in June 2000 which provided, amongst other things:

1. A one-off four year license fee paid to Redflex of $10 million whereby the partnership is licensed certain rights over the Visible

Voice software. This amount is held on deposit to secure financiers to the Syndicate and Redflex's obligations per (4) below.

2. Payments of $2.6 million by the partnership to Redflex to commercialise Visible Voice during the years ended 30 June 2000 and 30 June 2001; and
3. Royalty payments by Redflex over the term of the license of a minimum of $375,000, and up to 12% of gross sales applicable to certain geographical regions;
4. An obligation in the form of a put option for Redflex to subscribe for equity in the partnership, for an amount of no more than the proceeds of (1) above
5. The issue of 500,000 options to acquire 500,000 shares in Redflex Holdings Ltd, exercisable at $4.98 per converted option between 30 June 2004 and 30 June 2005.

In relation to the above, contingent liabilities exist in the form of remaining minimum royalties guaranteed by Redflex of $225,000, between 30 June 2003 and 30 June 2004; and claims that may be substantiated by the partnership in circumstances where Redflex is in breach of the agreements entered into.

The cash proceeds of $10 million referred to in (1) above and accrued interest has not been booked as income or as an asset in the books of Redflex as a corresponding liability exists for the put option referred to in (4) above. At no time, barring any breach of the agreement, will Redflex's obligations exceed the amount of cash on deposit and accordingly no contingent liability exists in this regard.

Redflex has since divested VisibleVoice, however, under the terms of the transaction documents that effected the transaction, VisibleVoice and Redflex may have continuing obligations beyond the divestment.

In accordance with the terms of the transaction, the Company has been advised by the manager of the partnership, that the Australian Taxation Office has issued amended assessments, to each partner, which disallow the deductions claimed by each partner. At this stage, the Company understands that investors will object to the ATO's revised assessments. The Company has sought professional advice on the implications of the ATO's actions, and the directors advise that at this stage they do not believe that the issue of the revised assessments by the ATO has given rise to any liability of the Company under the transaction.

NOTE 23 STATEMENT OF OPERATIONS BY SEGMENTS

(a) Primary - Business Segments

	Corporate	Communications	Traffic	30-Jun-03 Total	30-Jun-02 Total
Revenue from customers outside the Consolidated entity	$(000)	$(000)	$(000)	$(000)	$(000)
Revenue from sale of goods & services	406	7,382	5,211	12,999	15,880
Revenue from fee for service contracts		0	10,501	10,501	10,448
Interest revenue	17			17	124
Other	0	0	0	0	434
Total segment revenue	**423**	**7,382**	**15,712**	**23,517**	**26,886**
Consolidated operating profit before tax	(5,550)	61	1,753	(3,736)	288
Total segment assets	**6,259**	**13,136**	**25,373**	**44,768**	**37,794**
Acquisition of property plant & equipment	0	311	6,275	6,586	7,606
Depreciation	0	271	2,667	2,938	2,200
Other Non cash expenses	0	417	351	768	527
Total segment liabilities	**4,012**	**1,902**	**2,210**	**8,124**	**5,073**

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-03	30-Jun-02	30-Jun-03	30-Jun-02
	$	$	$	$

(b) Secondary - Geographical Segments	**Australia**	**USA**	**Other**	**30-Jun-03 Total**	**30-Jun-02 Total**
	$(000)	$(000)	$(000)	$(000)	$(000)
Revenue from sale of goods & services	6,756	5,475	768	12,999	15,880
Revenue from fee for service contracts	0	10,501	0	10,501	10,448
Total revenue	**6,756**	**15,976**	**768**	**23,500**	**26,328**
Total assets	**26,073**	**18,695**	**0**	**44,768**	**37,794**

The Consolidated operating profit before tax shown in the segment information includes nonrecurring costs, provisioning against receivables and an allocation of Corporate overheads.

Revenue allocated to the Corporate Division represents residual revenue received from the Touchscreen business which was discontinued in September 2002.

NOTE 24 EARNINGS PER SHARE

	30-Jun-03	30-Jun-02
Basic earnings per share	(6.6 cents)	0.78 cents
Diluted earnings per share	(6.6 cents)	0.78 cents
Weighted average number of Ordinary Shares on issue used in calculation of basic earnings per share.	56,250,530	36,842,841

NOTE 25 RELATED PARTY TRANSACTIONS

Transactions between related parties are on normal commercial terms and conditions unless otherwise stated. These transactions relate to the day to day activities between companies in the Group and the following amounts represent the net movements in loans during the year.

	Consolidated 30-Jun-03	Consolidated 30-Jun-02	Redflex Holdings 30-Jun-03	Redflex Holdings 30-Jun-02
Provision of interest free unsecured loans to wholly owned Subsidiaries				
from related entities			6,412,195	3,486,587
to related entities			54,091,829	42,117,716

The Ultimate holding Company is Redflex Holdings Limited.

Relevant interests of Directors of Redflex Holdings Limited, including director related entities, at balance date	**Ordinary Shares**		**Options over Ordinary Shares**	
Chris Cooper	360,676	349,867	30,443	30,443
Robin Debernadi	2,686,393	2,633,157	354,380	354,380
Graham W Davie	1,054,564	1,037,234	116,306	122,827

Variations in equities during the year ended 30 June 2003 related to equities predominantly bought under the Share Purchase Plan during November 2002.

During the year the Company secured a funding facility with Second Tee Pty Ltd. Mr Robin Debernadi and Mr Chris Cooper are Directors of Redflex Holdings Limited and directors of Second Tee Pty Ltd and have a financial interest in Second Tee Pty Ltd. In October 2002 Redflex Holdings borrowed AUD 3.3 million at an interest rate of 12% pa. The loan was repaid in January 2003 from the proceeds of the equity raising.

A redrawable facility of $2.15 million existed with Second Tee Pty Ltd at the end of the financial year and has been redrawn subsequent to year end. The facility is secured by a charge over the assets and undertakings of the Company and certain subsidiaries. The security has been subordinated to the National Australia Bank which has provided additional funding facilities to the Group.

The Directors consider that the transaction was conducted on an arms length basis and on normal commercial terms.

NOTE 26 FINANCIAL INSTRUMENTS

a) Interest Rate Risk

	Floating Interest Rate		**Non Interest bearing**	
(i) Financial Assets				
Cash	1,070,124	401,403	0	0
Receivables — trade	0	0	4,950,266	4,472,481
Short Term deposits	1,112,425	201,826	0	0
Receivables — Other Corporations	0	0	645,221	2,146,359
Total Financial Assets	**2,182,549**	**603,229**	**5,595,487**	**6,618,840**

The weighted average interest rate relating to term deposits is 1%.

	Floating Interest Rate		**Non Interest bearing**	
(ii) Financial Liabilities				
Bank Borrowings	2,687,373	0	0	0
Payables	0	0	4,682,489	3,918,187
Amount payable to Shareholders	0	292,121	0	0
Total Financial Liabilities	**2,687,373**	**292,121**	**4,682,489**	**3,918,187**

The weighted average interest rate relating to bank borrowings is 4.9%

b) Net fair values

	Carrying amount per Statement of Financial Position		**Aggregate net fair value**	
(i) Financial Assets				
Cash	1,070,124	401,403	1,070,124	401,403
Receivables — Trade & Other	4,950,266	4,472,481	4,950,266	4,472,481
Receivables — Other Corporations	645,221	2,146,359	645,221	2,146,359
Term deposits	1,112,425	201,826	1,112,425	201,826
Total Financial Assets	**7,778,036**	**7,222,069**	**7,778,036**	**7,222,069**

Notes to the Financial Statements for the year ended 30 June 2003	Consolidated Entity 30-Jun-03 $	Consolidated Entity 30-Jun-02 $	Redflex Holdings Limited 30-Jun-03 $	Redflex Holdings Limited 30-Jun-02 $
(ii) Financial Liabilities				
Bank Borrowings	2,687,373	0	2,687,373	0
Payables	4,682,489	3,918,187	4,682,489	3,918,187
Amount payable to Shareholders	0	292,121	0	292,121
Total Financial Liabilities	**7,369,862**	**4,210,308**	**7,369,862**	**4,210,308**

c) Credit Risk Exposure

- The consolidated entity's maximum exposures to credit risk at balance date in relation to each class of recognised financial assets, is the carrying amount of those assets as indicated in the balance sheet.
- Redflex Holdings Limited, on behalf of the Communications business, has taken out Foreign Currency options totalling USD 1.92 million pertaining to future receivables arising from future milestones to be invoiced which are both known and denominated in USD. The USD receivables will fall due at varying times in the ensuing financial year and are priced at AUD/USD 62.5 cents. The options will be exercised if the AUD/USD rate on the due dates is above the strike price. Should the AUD/USD be below the strike price the options will be allowed to lapse and the more favourable rates taken on the day. All premiums relating to the options have been expensed in the current year.

NOTE 27 SUBSEQUENT EVENTS

There were no significant events subsequent to year end and prior to the date of this report that have not been dealt with elsewhere in this report.



■ 120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

■ Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

Independent audit report to members of Redflex Holdings Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Redflex Holdings Limited (the Company) and the consolidated entity, for the year ended 30 June 2003. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion, the financial report of Redflex Holdings Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of Redflex Holdings Limited and the consolidated entity at 30 June 2003 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Stuart Alford
Partner
Melbourne
Date: 30 September 2003

Additional information required by the Australian Stock Exchange and not shown elsewhere in this report is as follows. This information is current as at 25 September 2003

There were 3,389 holders of fully paid Ordinary Shares. The voting rights attached to these shares are such that every member present in person or represented by proxy or representative shall have one vote and on a poll every member present or by proxy or representative shall have one vote for every share held.

The distribution schedule of holders of fully paid Ordinary Shares is:

Holding range	No of Holders	Units	Percent
1 — 1000	368	265,485	0.39%
1001 — 5000	1,440	4,037,330	5.96%
5001 — 10000	660	4,970,928	7.34%
10001 — 100000	844	23,047,927	34.03%
100001 — over	77	35,402,050	52.28%
	3,389	**67,723,720**	**100.0%**

The names and percentage holding of the twenty largest holders of fully paid Ordinary Shares are:

	Units	Percent
Investaco Pty Ltd	3,158,680	4.66%
Ms Cheng Man Oy	2,406,366	3.55%
Invia Custodian Pty Limited (Black A/C)	2,370,738	3.50%
Invia Custodian Pty Limited (Thirty Five A/C)	2,250,000	3.32%
Vertex Bianca Nominees Pty Ltd	1,734,680	2.56%
Mr Melford Henry Russell	1,621,272	2.39%
Nellstar Pty Ltd	1,432,339	2.11%
Coningsby Nominees Pty Ltd	1,199,693	1.77%
O Connor Holdings Pty Ltd	1,080,848	1.60%
Commsec Pty Ltd	960,000	1.42%
Mr Graham Davie	890,948	1.32%
Silverlene Pty Ltd	713,934	1.05%
Dorion Holdings Pty Ltd	687,000	1.01%
Invia Custodian Pty Limited (White A/C)	660,839	0.98%
Equity Trustees Limited	655,532	0.97%
Quincetree Pty Ltd	616,471	0.91%
J P Morgan Nominees Australia	516,771	0.76%
O Connor Holdings Pty Ltd	511,809	0.76%
Ronoldings Pty Ltd	500,000	0.74%
Exton International Pty Ltd	500,000	0.74%
Total top 20 shareholders	24,467,920	36.12%
Remaining shares	43,255,800	63.88%
	67,723,720	**100.0%**

112 shareholders hold less than a marketable parcel of shares comprising 500 shares.

The names of substantial shareholders who have notified the company in accordance with section 671B of the Corporations Act 2001 are:

Thorney Holdings Pty Ltd — 5,451,577 shares

OPTION HOLDER INFORMATION

At 25 September 2003 there were 1,767 holders of options over fully paid Ordinary Shares, exercisable on or before 31st December 2003 at an exercise price of $1.10. The names and percentage holding of the twenty largest holders of options are:

	Units	Percent
Thorney Holdings Pty Ltd	475,000	7.6%
J P Morgan Nominees Australia	306,667	5.0%
Mr Phillip Scanlan	250,000	4.0%
Vertex Bianca Nominees Pty Ltd	218,993	3.5%
Equity Trustees Limited	212,500	3.4%
Mr John Randal McDonnell	206,982	3.3%
Thistle Custodians Pty Ltd	205,420	3.3%
Commsec Pty Ltd	179,220	2.9%
Mr Roderick McKinnon Leister	153,802	2.5%
Coningsby Nominees Pty Ltd	115,308	1.8%
Mr Alan Baker	112,667	1.8%
Surfpen Pty Ltd	108,263	1.7%
O'Connor Holdings Pty Ltd	107,553	1.7%
Mr Brian Russell Tully & Mrs Margaret Gale Tully	106,281	1.7%
Mr David Heaney	100,000	1.6%
Mr Mark James Stemmer	100,000	1.6%
Mr Graham Davie	99,829	1.6%
Mrs Patricia Adell McDonnell	96,394	1.5%
Me Edward Protasewicz	92,834	1.5%
Landy Consulting Pty Ltd	91,125	1.5%
Total top 20 option holders	3,338,838	53.3%
Remaining options	2,922,958	46.7%
	6,261,796	**100.0%**

At 25 September 2003 there were 7 holders of Unquoted Employee Options over Ordinary Shares, exercisable before dates and at prices as per the Employee Option Plan.:

Holding range	No of Holders	Units	Percent
10001 — 100000	7	140,000	100.00

The register of securities is kept by Computershare Investor Services Pty Ltd at Level 12, 565 Bourke Street Melbourne.

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REDFLEX
HOLDINGS

REDFLEX HOLDINGS LIMITED
069 306 216
31 Market Street
South Melbourne
Victoria, Australia 3205

Tel: +61 3 9674 1888
Fax: +61 3 9699 3566
Web: www.redflex.com.au